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REGISTRANT'S NAME Tsingtao Brewery Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

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PROCESSED
MAY 21 2008
THOMSON REUTERS

FILE NO. 82- 04021 FISCAL YEAR 12-31-07

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2008 MAY 19 A 9:53

青島啤酒股份有限公司
TSINGTAO BREWERY CO., LTD.

(Stock Code 股份代號：168)


TSINGTAO
青島啤酒
LIGHT
SINCE 1903

2007
ANNUAL REPORT
年度報告

目錄 | Contents



TSINGTAO
LAGER BEER
SINCE 1903
TSINGTAO
青島啤酒


Quest for
EXCELLENCE
SINCE 1903
TSINGTAO
青島啤酒
LIGHT

公司簡介 Company Profile

青島啤酒股份有限公司前身為國有青島啤酒廠，始建於一九零三年，是中國歷史最為悠久的啤酒生產廠。公司一九九三年六月十六日註冊成立，隨後在香港發行了H種股票並於七月十五日在香港聯合交易所有限公司上市，成為首家海外上市的國內企業，同年七月在國內發行了A種股票並於八月二十七日在上海證券交易所上市。

Tsingtao Brewery Company Limited, the earliest brewery in China, can trace its root back to 1903 when its predecessor, Tsingtao Brewery Factory, was established. The Company was incorporated on 16 June 1993, and then issued H-Shares in Hong Kong which were listed on The Stock of Exchange of Hong Kong Limited on 15 July 1993. It was the first enterprise in Mainland China listed on an overseas stock exchange. In July 1993, the Company issued A-Shares in PRC, which were listed on the Shanghai Stock Exchange on 27 August 1993.

公司的經營範圍是啤酒製造、銷售以及與之相關的業務。目前公司在國內擁有51家啤酒生產企業和1家麥芽生產企業，分布於全國18個省市地區，規模和市場份額居國內啤酒行業領先地位。其生產的青島啤酒為國際市場上最具知名度的中國品牌，已營銷世界五十餘個國家和地區。

The business scope of the Company is the brewery and sales of beer, and other related business. The Company occupies leading position in production scale and market share with 51 breweries and 1 malting plant in 18 provinces, cities and regions all over China. Its product Tsingtao Beer has become one of the most well-known Chinese brands in the international market and has been distributed to more than 50 countries and regions throughout the world.

公司並成功成為北京二零零八年奧運會之贊助商。

The Company is the Official Sponsor of Beijing 2008 Olympic Games.


LIGHT
SINCE 1903
青島啤酒
CHINA'S WELL-KNOWN TRADEMARKS

一. 按香港財務報表準則編制　1. Prepared in accordance with HKFRS

(單位：人民幣千元)　*(UNIT: RMB'000)*

		集團 Group				
		2007	2006	2005	2004	2003
銷售額	Turnover	**13,529,892**	11,677,160	10,019,857	8,620,687	7,507,959
除税前盈利	Profit before taxation	**992,580**	627,820	531,662	490,465	417,364
税項	Taxation	**(413,812)**	(179,063)	(188,356)	(186,391)	(134,988)
少數股東損益	Profit and loss of minority shareholders	**(39,857)**	(890)	(36,717)	(18,911)	(37,331)
股東應占盈利	Profit attributable to shareholders	**538,911**	447,867	306,589	285,163	245,045
總資產	Total assets	**11,545,235**	9,577,983	9,575,458	9,820,533	8,923,569
總負債	Total liabilities	**(5,556,900)**	(3,878,260)	(4,042,382)	(4,522,072)	(3,929,278)
少數股東權益	Minority interests	**(479,150)**	(452,294)	(576,686)	(544,333)	(579,465)
股東權益	Shareholders' equity	**5,509,185**	5,247,429	4,956,390	4,754,128	4,414,826

		集團 Group		
		2007	2006	2005
1. 每股盈利(元)	Earnings per share (RMB)	**0.412**	0.342	0.248
2. 淨資產收益率(全面攤薄)	Return on net assets (fully diluted)	**9.78%**	8.53%	6.19%
3. 每股淨資產(元)	Net assets employed per share (RMB)	**4.21**	4.01	3.79
4. 股東權益比例	Shareholders' equity ratio	**47.72%**	54.79%	51.76%

二.按中國會計準則編制

2. Prepared in accordance with PRC GAAP

1. 公司二零零七年財務資料

1. 2007 financial information of the Group

(單位：人民幣千元)

(UNIT : RMB'000)

營業利潤	Operating profit	885,950
利潤總額	Total Profit	1,004,123
歸屬於母公司股東的淨利潤	Net profit attributable to shareholders of listed Company	558,142
歸屬於母公司股東的扣除非經常性損益後的淨利潤	Net profit attributable to shareholders of listed Company after deduction of extraordinary profit and loss	410,462
經營活動產生的現金流量淨額	Net cash flows from operating activities	1,094,094

註：非經常性損益項目包括：

Note: Extraordinary items include:

1. 非流動資產處置損益	Gains on disposal of non-current assets	11,494
2. 計入當期損益的政府補助，但與公司業務密切相關，按照國家統一標準定額或定量享受的政府補助除外	Government subsidies included in the profit and loss of the period, but excluding government subsidies closely related to the business of the Company and are of fixed amount or fixed quantity in accordance with the State's unified standards	96,202
3. 除上述各項之外的其他營業外收支淨額	Other net non-operational income and expenses excluding the above items	10,477
4. 應付福利費年初餘額沖銷	Write-off of opening balance of welfare funds payable	57,550
5. 非經常性損益的所得稅影響數	Income tax effects on extraordinary gain and losses	(28,043)
合計	Total	147,680

2. 本集團在香港聯合交易所有限公司上市H股所披露的會計報表按照香港財務報告準則編制，該等準則與本集團之法定報表採用的中國會計準則存在差異。

2. The financial statements of the Group are prepared under Hong Kong Financial Reporting Standards ("HKFRS") for disclosure purposes of its H Shares listed on The Stock Exchange of Hong Kong Limited. These standards are different from the generally accepted accounting principles in China ("PRC GAAP") adopted in the statutory financial statements of the Group.

(單位：人民幣千元) *(UNIT: RMB'000)*

項目 Item		淨利潤 Net Profit 本期數 Current period	上期數 Last period	淨資產 Net Assets 期初數 Opening balance	期末數 Closing balance
按中國會計準則	Under PRC GAAP	558,142	436,958	5,228,197	5,509,185
按香港財務報告準則調整的分項及合計：	Separation and aggregation under HKFRS:				
因按中國會計準則及香港財務報告準則對於資產估值採用不同的會計處理方法須多提的折舊支出	Additional provision for depreciation charges required due to difference between the accounting for assets valuation under PRC GAAP and HKFRS	(18,434)	(366)		
其他	Others	(797)	11,275	19,232	
按香港財務報告準則	Under HKFRS	538,911	447,867	5,247,429	5,509,185

3. 主要會計數據及財務指標 / 3. Principal financial data and financial indicators

(單位：人民幣千元) *(UNIT: RMB'000)*

主要會計資料	Major accounting information	2007	2006 調整後 After adjustment	2006 調整前 Before adjustment	2005 調整後(未經審計) After adjustment (unaudited)	2005 調整前 Before adjustment
營業收入	Operating income	13,709,220	11,832,850	11,832,850	10,175,195	10,175,195
利潤總額	Total profit	1,004,123	616,247	614,812	536,806	528,328
歸屬於母公司股東的淨利潤	Net profit attributable to shareholders of the parent	558,142	436,958	434,897	312,437	303,958
歸屬於母公司股東的扣除非經常性損益的淨利潤	Net profit attributable to shareholders of the parent after deduction of extraordinary profit and loss	410,462	354,253	352,192	255,373	246,894
基本每股收益	Basic profit per share	0.4266	0.3340	0.3324	0.2388	0.2323
稀釋每股收益	Diluted profit per share	0.4266	0.3340	0.3324	0.2388	0.2323
扣除非經常性損益後的基本每股收益	Basic profit per share after deduction of extraordinary profit and loss	0.3138	0.2708	0.2692	0.1952	0.1887
全面攤薄淨資產收益率(%)	Fully diluted return on net assets (%)	10.13	8.36	8.33	6.32	6.15
加權平均淨資產收益率(%)	Weighted average return on net assets (%)	10.41	8.64	8.60	7.06	6.81
扣除非經常性損益後全面攤薄淨資產收益率(%)	Fully diluted return on net assets after deduction of extraordinary profit and loss (%)	7.45	6.78	6.74	5.17	5.00
扣除非經常性損益後的加權平均淨資產收益率(%)	Weighted average return on net assets after deduction of extraordinary profit and loss (%)	7.65	7.06	6.97	5.81	5.53
經營活動產生的現金流量淨額	Net cash flow from operating activities	1,094,094	1,127,832	1,127,832	1,180,576	1,180,576
每股經營活動產生的現金流量淨額	Net cash flow from operating activities per share	0.84	0.86	0.86	0.90	0.90
總資產	Total assets	11,545,235	9,560,722	9,589,433	9,555,729	9,589,117
歸屬於母公司的股東權益	Equity (or shareholders' equity) attributable to shareholders of the parent	5,509,185	5,228,197	5,223,722	4,943,844	4,941,430
歸屬於母公司股東的每股淨資產	Net assets per share attributable to shareholders of the parent	4.21	4.00	3.99	3.78	3.78

4. 報告期內股權權益變動情況

(單位：人民幣千元)

4. Change in shareholders' equity in the reporting period

(UNIT: RMB'000)

		歸屬於母公司股東權益 Attributable to shareholders of the parent						
項目	Items	股本 Share capital	資本公積 Capital reserve	盈餘公積 Surplus reserve	未分配利潤 Un-appropriated profits	外幣報表折算差額 Translation difference	少數股東權益 Minority interests	股東權益合計 Total shareholders' equity
期初數(經重述)	Opening balance (restated)	1,308,219	2,854,810	476,721	583,710	4,737	453,157	5,681,354
本期增加	Increase in the period		9,755	18,498	558,142	898	55,896	643,189
本期減少	Decrease in the period				(306,306)		(29,902)	(336,208)
期末數	Closing balance	1,308,219	2,864,565	495,219	835,546	5,635	479,151	5,988,335

變動原因：

(1) 資本公積：本年增加為對可供出售金融資產的確認；

(2) 盈餘公積：本年增加為本年提取的盈餘公積；

(3) 未分配利潤：本年增加為本年實現的歸屬於母公司的淨利潤，本年減少為本年提取盈餘公積及分配股利；

(4) 外幣報表折算差額：本年增加是附屬公司外幣報表折算差額的確認；

(5) 少數股東權益：本期增加為少數股東損益以及股東投入資本，本期減少為分配股利。

Reasons for changes:

(1) Capital reserve: Increase in the year represents the recognition of available-for-sale financial assets;

(2) Surplus reserve: Increase in the year represents the surplus reserve appropriated in the year;

(3) Unappropriated profits: Increase in the year represents the net profit attributable to the parent realised this year. Decrease in the year represents the appropriation of surplus reserve and distribution of dividends;

(4) Translation differences: Increase in the year represents the recognition of translation differences of subsidiaries;

(5) Minority interests: Increase in the period represents profit and loss of minority shareholders and contribution from minority shareholders, while decrease in the period represents the distribution of dividends.


Recognition for
QUALITY
TSINGTAO
青島啤酒
DRAFT BEER
净含量:330ml
BREWED AND BOTTLED BY TSINGTAO
TSINGTAO
青島啤酒



李桂榮先生
Mr. LI Gui Rong

致各位股東：

本人謹此提呈青島啤酒股份有限公司截止2007年12月31日會計年度之業務報告及經審計之財務報告，敬請各位股東審閱。

國內市場分析

2007年國內啤酒市場保持了持續增長態勢，全年啤酒產銷量達到3,931萬千升，同比增長13.8%，連續五年成為世界最大的啤酒生產和消費國及發展最快的市場之一，但國內啤酒市場目前仍處於整合階段，消費升級所帶來的廣闊市場前景令國內外啤酒巨頭紛紛加大了對中國市場的投入，通過購并、新建、擴建等方式擴充產能，加劇了市場競爭，也使市場集中度進一步提高，07年國內前十大啤酒生產商的市場份額已達到64%。近年來國內適度從緊的金融形勢和啤酒生產原材料價格連續上漲，對啤酒生產企業形成了較大的壓力，行業利潤仍偏低。儘管如此，由於中國人均啤酒消費量與國外發達國家相比仍有較大的差距，隨著國民消費水平的提高，啤酒行業的龍頭企業仍然具有較大的發展空間。


青島啤酒
DRAFT BEER
純生

Dear shareholders,

I hereby present the Business Report and audited Financial Statements of Tsingtao Brewery Company Limited for the accounting year end 31 December 2007 for your kind review.

Analysis of Domestic Market

In 2007, the domestic brewery sector maintained its continuous growth. Its annual sales volume reached 393.1 million hl with a year-on-year growth of 13.8%, which enabled it to become the country with largest beer production and consumption, and one of the fastest growing markets in the world for the fifth consecutive year. At present, China's beer market is still in the phase of integration, and the prospect brought about by the rise in consumption has caused the domestic and international brewery magnates to increase their investments in China. The production capacity was increased through mergers and acquisitions, new construction and expansion, which led to fiercer competition and a more centralized market. In 2007, the market share of the top 10 domestic beer producers reached 64%. The moderately tightened financial trend in China and the rising price of raw materials for beer production in recent years brings great pressure to the beer producers, and the profit of the industry remains low. Despite of these factors, as there is still a relatively big disparity in per capita beer consumption volume between China and other developed countries, the leading enterprises in the beer industry still have great room for development with the increase in national consumption level.

經營業績穩步提高

2007年公司圍繞年度工作方針，進一步完善了公司治理和內部風險控制體系，並通過深化組織變革、優化資源配置、強化品牌推廣等舉措，取得了較好的經營成果。公司全年實現啤酒銷量505萬千升，較06年增長11%，其中主品牌銷量193萬千升，同比增長19%；按照香港財務報告準則計算，實現銷售收入人民幣135.3億元，同比增長15.9%；實現股東應佔盈利人民幣5.4億元，同比增長20%；繼續呈現利潤增長大於銷售收入增長，銷售收入增長大於銷量增長的良好發展態勢。董事會建議派發2007年度現金股利每股人民幣0.22元(A股含稅)。

持續深化組織變革

基於對未來競爭形勢的分析，公司進行了以優化價值鏈為主的組織變革和業務流程再造，將公司總部和原有的七個區域營銷公司依據公司總體價值鏈進行專業化分工，成立投資、營銷和製造三大中心的一體化運營的管理架構，建立了「結構一體化、資源集約化、分工專業化和執行一致性」的組織體系。為保障組織變革順利實施，公司採取了與變革相配套的團隊建設、財務控制、風險防範等措施，確保變革穩步推進。此次組織變革對於提升公司核心競爭力、運營效率和戰略協同效用已經並將繼續產生重大推動作用。



Steady Growth in Operational Results

In 2007, the Company further improved its corporate governance and internal risk control system by focusing on its annual work guideline, and achieved better operational results by deepening organizational reform, optimizing resource utilization and strengthening brand promotion, etc. This year, the Company realized a sales volume of 50.5 million hl, representing an increase of 11% compared to 2006, among that the sales volume of the principal brand reached 19.3 million hl, representing an increase of 19% compared to the previous year. Calculation in accordance with the HKFRS revealed a sales income of RMB13,530 million, representing an increase of 15.9% compared to the previous year; profit attributable to shareholders was RMB540 million, representing an increase of 20% compared to the previous year, which continues to show a good development trend in which the growth in profit is greater than the increase in sales income, which is in turn greater than the increase in sales volume. The Board of Directors proposed to distribute dividend in cash for the year of 2007 with an amount of RMB0.22 (A-share including tax) per share.

Continuously Deepening Organizational Reform

Based on an analysis of the future competition situation, the Company has carried out organizational reform and business rebuilding process with the principal aim to improve its value chain. It has carried out specialized division of work for the Company's headquarters and its 7 original regional sales companies based on the overall value chain of the Company, and established a centralized management structure with 3 centers, namely, investment, marketing and manufacturing, building an organization with "integrative structure, resources gathering, specialized work division and consistent implementation". To ensure the smooth implementation of the organizational reform, the Company implemented team building, financial control and risk prevention measures to ensure the steady promotion of the reform. The organizational reform will give an impetus in improving the Company's core competitiveness, operational efficiency and strategic cooperation impacts.

實施整合與擴張並舉戰略

近年來，公司著力於內部系統整合，管理能力持續提高，為未來發展奠定了良好的基礎。在新的競爭形勢下，公司董事會制定了整合與擴張並舉的發展戰略，以加快發展步伐。07年是公司實施新發展戰略的第一年，在公司總體戰略的指導下，青島啤酒第三有限公司、濟南公司、成都公司等一批新建、擴建項目相繼實施，使公司年內總產能提高80萬千升，公司將通過加大市場開拓力度，繼續保持在國內啤酒行業的領導地位。


运会赞助商

深入開展奧運營銷，加快品牌整合，提升品牌影響力

2007年公司深入開展了「激情歡動，奧運同行」為主題的奧運營銷活動，通過「青島啤酒•傾國傾城」和「青島啤酒•我是冠軍」等營銷活動，有力推動了公司奧運營銷戰略的實施，提升了品牌影響力和美譽度。通過推進「1+3」品牌戰略，品牌集中度進一步提高，全年公司前四大品牌佔總銷量比例達到76%，同比提高了8個百分點，純生、聽裝等高端產品銷量較去年同期增長達23%。根據英國《金融時報》公佈的「中國十大世界級品牌調查」結果顯示，青島啤酒第二次入圍「中國十大世界級品牌」，並從第四名上升到第三。此外，青島啤酒還囊括了品牌價值、優質品牌、產品與服務、品牌價值海外榜四項榜單之冠，在國際市場上樹立了自己高端品牌形象。

Implementation of Strategies of Integration and Expansion

In recent years, by focusing on the internal systematic integration, the Company has been improving its management ability which helped to establish a sound basis for future development. Under the latest competitive situation, the Board of Directors of the Company has formulated a development strategy of integration and expansion to speed up its development. The year of 2007 was the first year in which the Company has implemented its latest development strategy. Under the direction of the Company's overall strategy, a series of projects of new establishments and expansions like Tsingtao Brewery Company Limited No. 3, Jinan Company, Chengdu Company were successively carried out, which led to an increase of 8 million hl in the Company's total output capacity within the year. The Company will maintain its leading position in the national beer industry through more intense market development.

Strengthening Olympic Marketing, Accelerating Brand Integration, Increasing Brand Impacts

In 2007, the Company further carried out Olympic marketing activities in the theme of "Passion with Olympics". It effectively promoted the implementation of the Company's Olympic marketing strategy, and raised its brand impact and reputation through the activities of "Tsingtao Beer • City Show" and "Tsingtao Beer • I am the Champion". The carrying out of the "1+3" brand strategy led to a higher brand centralization level, and the sales volume of its top 4 brands amounted to 76% of its total sales volume, which is 8 % higher than that of the previous year, and the sales volume of the high-end products like draft beer and canned beer increased by 23% compared to the previous year. According to the results of the "Top 10 Chinese Global Brands Survey" announced by the UK "*Financial Times*", Tsingtao Beer was awarded the "Top 10" for the second time and its ranking rose from No. 4 to No.3. In addition, Tsingtao Beer was ranked No. 1 in 4 areas, namely, brand value, brand quality, product & service, and brand value overseas rank, establishing an image of high-end brand in the global market.

誠信經營，節能減排

作為啤酒生產企業，公司認真履行社會責任，節約能源、保護環境。多年來，公司按照「減量化、再利用、資源化」的原則，持續開展清潔生產，發展循環經濟，並在國內同行業中率先通過ISO14001環境管理體系、OHSAS18001職業安衛管理體系和HACCP食品安全管理體系認證，被國家清潔生產中心授予「清潔生產審核示範企業」稱號，2007年公司合計工廠水單耗同比下降10.37%，電單耗同比下降6.95%，標煤單耗同比下降9.89%，為企業和社會的和諧發展貢獻了自己的力量。

Energy Saving and Operation with Integrity

As a beer producer, the Company takes its social responsibilities seriously by saving energy and protecting the environment. For years, the Company has been following the principle of "Reducing Waste, Recycling and Transforming into Resources", and continuously carries out clean production and develops a sustainable economy. It was also the first, among the domestic beer industry, to be authenticated by ISO14001, OHSAS18001 and HACCP, and was awarded "Model Enterprise of Cleaner Production" by China Cleaner Production Center. Compared to the previous year, in 2007, the Company's factories' total water consumption decreased by 10.37%, its electricity consumption decreased by 6.95% while its standard coal consumption decreased by 9.89%, making contributions to the harmonic development of the enterprise and the society.

新年度展望

展望2008年，我們既面對中國經濟快速發展為企業提供的良好市場機遇，也面臨著原材料價格上漲和競爭進一步加劇的挑戰，因此，公司將08年工作方針確定為「深化組織變革，資源集約，能力集成，打造一體化的供應鏈平臺；強化運營整合，協同一致，執行到位，建立強有效的競爭力體系。」公司將通過繼續深化組織變革，對公司的制度和流程進行優化調整，用更加專業化的變革管理強力打造青啤公司的核心競爭力體系。同時，公司將全力推進15億元人民幣分離交易可轉債的募集資金投資項目的建設，如期形成實際生產能力，以擴大企業生產銷售規模，並提高盈利能力。

2008年北京奧運會漸行漸近，北京奧運會是舉世矚目的盛事，也是企業進行市場推廣千載難逢的機遇，青島啤酒作為北京奧運會的贊助商，將緊緊圍繞奧運營銷，推出以「釋放激情」為主題的一系列奧運營銷活動，持續提升青島啤酒的品牌影響力和市場佔有率。

2008年，公司的啤酒產銷量將力爭達到570萬千升，其中青島啤酒主品牌達到220萬千升。本人及董事會相信，在公司管理層及全體員工的不懈努力下，公司將會取得更加快速的發展，以良好的業績回饋全體股東、客戶、員工和社會。

Outlook for 2008

For the year of 2008, we will face the opportunities brought about by the rapid development of China's economy, but on the other hand, we will have to meet the challenges of increasing raw materials price and fiercer competition. Therefore, the Company had laid down its working guideline as "Deepening organizational reform, gathering resources, integrating the capabilities, and building a centralized supplying platform; strengthening operational integration, insisting on cooperation, ensuring the implementation, and establishing a powerful competitive system". The Company will adjust and improve its policies and work procedures through deepening its organizational reform, and establish the Company's core competitive system by adopting more professional reform management. The Company will promote the projects with full strength using proceeds from RMB1.5 billion of bonds with warrants to reach its actual production capability in time, so as to enlarge its production and sales scale, and improve its profitability.

The 2008 Beijing Olympic Games is coming soon. It is a great event for the world, and also an important opportunity for marketing. As the official sponsor of the Games, Tsingtao Brewery will continue to increase the brand impacts and market share of Tsingtao Beer through a series of Olympic marketing activities in the theme of "Being Passionate".

In 2008, the Company will strive to achieve a total beer sales volume of 57 million hl, with Tsingtao Beer accounting for 22 million hl. The Board of Directors believes that, with the efforts of the management and all staff, the Company would achieve faster development and reward all of its shareholders, clients, staff and the society with good results.

各位股東，本屆董事會將於2008年6月屆滿，董事會已向股東提出新一屆董事會構成的建議名單，本人年事已高，決定不再繼續履任。承蒙各界的支持與厚愛，本人自1996年以來已連任四屆董事會主席，在股東利益至上的原則指導下，本人與董事會成員共同努力，在過去的12年中，與社會各界朋友共同見證了青島啤酒的快速成長，從96年產銷35萬千升發展到現在產銷500餘萬千升的規模，經營業績也大幅提升，本人倍感欣慰，深知這與歷任公司董事會成員的共同努力密不可分。在此，謹向各位董事表示衷心感謝。值此對過去一直以來給於本公司長期支持和付出辛勤努力的各位股東、投資者、業務合作夥伴、公司管理層和全體員工表示衷心的感謝！

To all shareholders: The 5th Board of Directors will expire in June 2008, so it has proposed a list of new Board of Director. I have decided not to take position in the next Board of Directors due to my age. With your great supports and affection, I have worked as Board Chairman for 12 years since 1996. I am pleased that we have witness together with our friends from all around of the society Tsingtao Brewery's fast growth in the principle of shareholders' interests taking the priority and with the joint efforts by me and the board members in the past 12 years, whose sales volume increased from 3.5 million hl in 1996 to over 50 million hl in nowadays, together with the great increase in operational results. I sincerely feel thankful to all of the Directors as I truly know that we could not achieve such results without joint efforts of them. Therefore, hereby I would like to express my sincere gratitude to our shareholders, investors, business partners, dedicative management team and staff for your great supports in the past.

預祝青島啤酒在新的董事長領導下取得更加輝煌的成績！

May Tsingtao Brewery have more glorious achievements under leadership of the new Chairman.

董事長
李桂榮
中華人民共和國 • 青島
二零零八年四月二十一日

Chairman
LI Gui Rong
Qingdao, the People's Republic of China
21 April 2008


TSINGTA
青島啤酒


Passion for
BREAKTHROUGHS
青島啤酒



金志國先生
Mr. JIN Zhi Guo

一. 公司經營情況

I. Operations of the Company

本公司的主要業務為生產及銷售啤酒。附屬公司及聯營公司主要從事啤酒生產、銷售及國內貿易。

The Company is mainly engaged in the production and sales of beer, while its subsidiaries and associated companies are mainly engaged in the production, sales and domestic trade of beer.

本公司為中國最大的啤酒生產商和銷售商之一。

The Company is one of the largest beer producers and distributors in China.

本集團營業額及盈利幾乎完全由生產及銷售啤酒而產生。

Nearly all turnover and profit of the Group are generated from the production and sales of beer.

1. 主營業務收入分地區構成情況(按中國會計準則計算)

1. The Company's Revenues from Principal Business by Geographical Markets (calculated in accordance with PRC GAAP)

單位：人民幣千元
RMB'000

地區 Region		營業收入 Business Earnings	比上年增減(%) Increase/Decrease (%)
青島地區	Qingdao	5,724,205	30.9
山東(不含青島)	Shandong Province (excluding Qingdao)	2,111,182	17.2
華北地區	North China	2,580,529	(3.7)
華南地區	South China	4,315,098	20.3
出口銷售	Exports	345,943	5.9
合計	Sub-total	15,076,957	18.1
減：各地區分部間抵銷金額	*Less:* Intra-group set-offs	1,547,065	41.8
合計	Total	13,529,892	15.9

山東、華南地區的啤酒銷售都較06年有大幅增長。

The sales of beer in Shandong Province and South China recorded greater growth compared with that in 2006.

2. 主要控股子公司的經營情況及業績(按中國會計準則計算)

2. Operations and Results of Main Controlling Subsidiaries (calculated in accordance with PRC GAAP)

盈利最大的前三家子公司情況

Information of Top 3 Subsidiaries with Largest Profit

單位:人民幣千元
Unit: RMB'000

子公司名稱 Name of Subsidiary	業務性質 Business Nature	總資產 Total Assets	淨利潤 Net Profit
深圳市青島啤酒華南營銷有限公司 Shenzhen Tsingtao Brewery South China Sales Company Limited	國內啤酒貿易 Domestic Trade of Beer	1,023,378	124,122
青島啤酒(珠海)有限公司 Tsingtao Brewery (Zhuhai) Company Limited	國內啤酒生產及銷售 Domestic Beer Production and Sales	532,029	80,005
深圳青島啤酒朝日有限公司 Shenzhen Tsingtao-Asahi Company Limited	啤酒生產及銷售 Beer Production and Sales	734,976	63,764

3. 報告期內主要供貨商和客戶情況

(1) 本公司向前五名供貨商合計的採購金額佔公司年度采購總額的9.6%。

(2) 本公司向前五名客戶銷售額合計佔公司銷售總額的6%。

報告期內,本公司各董事、監事及其聯繫人或任何持有本公司股份多於5%之股東並無擁有上述之供貨商及銷售商的任何權益。

3. Main Suppliers and Clients

(1) The total amount of the Company's purchase from its top 5 suppliers accounted for 9.6% of its full-year purchasing amount.

(2) The total amount of the Company's sales to its top 5 clients accounted for 6% of its sales amount in aggregate

During the reporting period, Directors, Supervisors or their associates or any shareholders who held more than 5% of the Cmpany's shares did not hold any interests in the aforesaid suppliers and distributors.

二.利潤分配

董事會建議就截至二零零七年十二月三十一日止年度派發末期股息每股人民幣0.22元(A股含税),其餘未分配利潤結轉下一年度。上述分配預案須經本公司二零零七年度股東年會審議批准。

II. Profit Distribution

The Board of Directors proposed a final dividend of RMB0.22 (A-share including tax) per share for the year ended on 31 December 2007, and carried forward the remaining distributable profits to the next year. The aforesaid proposed dividend is subject to the approval by the 2007 Annual General Meeting ("AGM") of the Company.

三. 儲備

報告期內本公司及集團的儲備變動詳列於綜合財務報表(按香港財務報告準則編制)附註17。

III. Reserves

Details of changes in reserves of the Company and the Group during the reporting period are disclosed in the *Note 17 to Consolidated Financial Statements* (prepared in accordance with HKFRS).

四. 股本變動及股東情況

IV. Changes of Share Capital and Information of Shareholders

1. **報告期內本公司股本無變動。**

本公司以在年報刊發前的最後實際可行日期可以得悉、公司董事也知悉的公開資料作為基礎，本公司的公眾持股量已經滿足《香港聯合交易所有限公司證券上市規則》(《上市規則》)的要求。

1. **There were no changes of share capital during the reporting period.**

Based on the public information which is know on the last actual practicable date before the annual report is published, which is also known by the Directors of the Company, the number of the Company's shares held by the public has been satisfied with the requirements in the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").*

截止報告期末，股本結構如下：

The structure of share capital by the end of the reporting period is as follows:

單位：股
Unit: Share

				報告期末 End of Reporting Period
一、	人民幣普通股(A股)	I.	RMB-denominated Ordinary Shares (A-share)	
	1、有限售條件流通股份		1. Listed Shares with Sales Restriction	417,394,505
	2、無限售條件流通股份		2. Listed Shares without Sales Restriction	235,755,495
二、	境外上市外資股(H股)	II.	Overseas Listed Shares (H-share)	655,069,178
	股份總數		Total Shares	1,308,219,178

2. 股東情況

(1) 報告期末公司股東總數為36,879戶，其中A股股東36,509戶，H股股東370戶。

報告期內，本公司股東未有放棄或同意放棄任何股息的安排的情況。

(2) 報告期末本公司前十名股東持股情況

2. Shareholders

(1) As at the end of the reporting period, the total number of shareholders of the Company was 36,879, in which 36,509 were holders of A-share, and 370 of H-share

During the reporting period, shareholders of the Company did not or did not agree to give up arrangements of any dividends.

(2) The shareholdings of top 10 shareholders of the Company as at the end of the reporting period

單位：股
Unit: Share

股東名稱 Shareholder's Name	年度內增減 Increase/Decrease within the Year	報告期末持股 Shares Held at the End of the Reporting Period	持股比例 (%) Holding Percentage (%)	股份類別 Class of Shareholder
青島啤酒集團有限公司 Tsingtao Brewery Group Company Limited	0	399,820,000	30.56	有限售條件A股 A-share with sales restriction
香港中央結算(代理人)有限公司 HKSCC Nominees Limited	+2,990,699	298,256,072	22.80	H股 H-share
A-B Jade Hong Kong Holding Co. Ltd.	0	261,643,836	20.0	H股 H-share
Law Debenture Trust (Asia) Limited	0	91,575,342	7.0	H股 H-share
中國建銀投資有限責任公司 China Jianyin Investment Company Ltd.		17,574,505	1.35	有限售條件A股 A-share with sales restriction
全國社保基金一零八組合 National Social Security Fund 108		15,000,000	1.15	A股 A-share
全國社保基金一零二組合 National Social Security Fund 102		10,749,300	0.82	A股 A-share
博時主題行業股票證券投資基金 Boshi Thematic Sector Equity Securities Investment Fund		9,000,000	0.69	A股 A-share
大成藍籌穩健證券投資基金 Dacheng Blue Chip Steady Securities Investment Fund		8,194,667	0.63	A股 A-share
全國社保基金一零六組合 National Social Security Fund 106		7,000,000	0.54	A股 A-share

(3) 報告期末本公司前十名無限售條件的流通股股東持股情況

(3) The shareholdings of top 10 holders of listed shares without sales restriction of the Company as at the end of the reporting period

單位：股
Unit: Share

股東名稱 Shareholder's Name	持有無限售條件股份數量 Listed Shares Held	股份種類 Class of Shares
香港中央結算(代理人)有限公司 HKSCC Nominees Limited (Note)	298,256,072	H股 H-share
A-B Jade Hong Kong Holding Co., Ltd.	261,643,836	H股 H-share
Law Debenture Trust (Asia) Limited	91,575,342	H股 H-share
全國社保基金一零八組合 National Social Security Fund 108	15,000,000	A股 A-share
全國社保基金一零二組合 National Social Security Fund 102	10,749,300	A股 A-share
博時主題行業股票證券投資基金 Boshi Thematic Sector Equity Securities Investment Fund	9,000,000	A股 A-share
大成藍籌穩健證券投資基金 Dacheng Blue Chip Steady Securities Investment Fund	8,194,667	A股 A-share
全國社保基金一零六組合 National Social Security Fund 106	7,000,000	A股 A-share
華夏優勢增長股票型證券投資基金 Huaxia Advantage Growth Equity Securities Investment Fund	5,721,660	A股 A-share
全國社保基金一零三組合 National Social Security Fund 103	5,500,000	A股 A-share

Anheuser-Busch Companies, Inc.(「A-B公司」)通過其全資擁有的附屬公司A-B Jade Hong Kong Holding Co., Ltd.(「A-B香港」)持有261,643,836股H股股份。Law Debenture Trust (Asia) Limited(「受托人」)按照委托表決安排持有91,575,342股H股股份，並按青島市國資委的書面指示行使該等股份的表決權，而歸屬於該股份的經濟利益，包括股息、利益分派及款額支付均按A-B公司指示處理。

Anheuser-Busch Companies, Inc. ("A-B Company") holds 261,643,836 H-shares through its wholly-owned subsidiary A-B Jade Hong Kong Holding Co., Ltd. ("A-B Hong Kong"). Law Debenture Trust Asia Limited ("the Trustee") is arranged under the entrusted voting to hold 91, 575,342 H-shares, and exercise such voting right under the written instruction of the State-owned Assets Supervision and Administration Commission of Qingdao, while the financial interests including the dividends, profit distribution and payments delivery of these shares are processed under instructions of A-B Company.

除上所述，本公司並不知曉前十名股東之間、前十名無限售條件的流通股股東之間是否存在其它關聯關係或一致行動人。

In conclusion, the Company is unaware if there are any other associations among the top 10 shareholders and the top 10 holders of listed shares without sales restriction are parties acting in concert.

(4) 控股股東變更情況

報告期內，本公司控股股東青島市國資委將所持本公司的39982萬股國家股無償劃轉給其全資子公司—青島啤酒集團有限公司(「青啤集團公司」)持有。有關的國家股劃轉已獲得國務院國有資產監督管理委員會批准，並取得香港證監會和中國證監會同意豁免青啤集團公司的要約收購義務，於2007年4月4日完成股權過戶手續。有關股權劃轉的詳情請見公司於2007年2月6日、3月27日和4月11日在境內外發佈公告。

(4) Change of Controlling Shareholders

During the reporting period, SASACQ, the controlling shareholder of the Company unconditionally transferred 399,820,000 shares of state-owned share in the Company to its wholly-owned subsidiary Tsingtao Brewery Group Company Limited ('TB Group Company'). The transfer of the subject state-owned shares has obtained approval from SASAC, and waiver of tender offer from Securities and Futures Commission in Hong Kong. The procedures for the shares transfer was completed on 4 April 2007. For details of the subject for the shares transfer, please refer to the announcements disclosed both at home and in abroad on 6 February 27 March and 11 April 2007.

(5) H股主要股東

於2007年12月31日，除下述人士外，本公司的董事並不知悉有任何本公司的董事、監事、最高行政人員或他們的聯繫人以外的人士，在本公司的股份及相關股份中擁有權益或淡倉，而該等權益或淡倉是根據《證券及期貨條例》(香港法例第571章)(「《證券及期貨條例》」)第336條而備存的登記冊所載錄者：

(5) Substantial Shareholders of H-shares

Save as disclosed below, the Directors of the Company are not aware of any persons other than a Director or Supervisor or chief executive of the Company or his/her respective associate(s) who, as at 31 December 2007, had an interest or short position in the shares or underlying shares of the Company which was recorded in the register to be kept under Section 336 of the *Securities and Futures Ordinance* (Cap. 571, Laws of Hong Kong) (*the "SFO"*):

名稱 Name	性質 Nature	股份類別 Class of Shares	持股身份 Capacity	註釋 Note	股份／相關股份的數目 Number of shares/ underlying shares	佔全部已發行股本之百分比 As a percentage of the entire issued capital	佔全部H股之百分比 As a percentage of all H Shares
青島市國資委 SASACQ	好倉 Long Position	A股 A-Share	法團權益 Corporate	1	399,820,000 A股 A-Shares	30.56%	不適用 N/A
	好倉 Long Position	H股 H-Share	第317條協議 Section 317 Agreement	1, 2	353,219,178 H股 H-Shares	27.00%	53.92%
A-B公司 A-B Company	好倉 Long Position	H股 H Share	法團權益／信託受益人 Corporate/ Beneficiary of a trust	1, 2	353,219,178 H股 H-Shares	27.00%	53.92%
	好倉 Long Position	A股 A-Share	第317條協議 Section 317 Agreement	1	399,820,000 A股 A-Shares	30.56%	不適用 N/A

名稱 Name	性質 Nature	股份類別 Class of Shares	持股身份 Capacity	註釋 Note	股份／相關股份的數目 Number of shares/ underlying shares	佔全部已發行股本之百分比 As a percentage of the entire issued capital	佔全部H股之百分比 As a percentage of all H Shares
JPMorgan Chase & Co.	好倉 Long Position	H股 H-Share	受控制法團權益／實益擁有人／投資經理／保管人 Interest of controlled	3	46,119,051 H股 H-Shares	3.53%	7.04%
	可供借出股份中的權益 Interest in a lending pool	H股 H-Share	corporations/ Beneficial Owner/ Investment Manager/ Custodian		23,093,020 H股 H-Shares	1.77%	3.53%
	淡倉 Short Position	H股 H-Share	實益擁有人 Beneficial Owner		236,000 H股 H-Shares	0.02%	0.04%

註釋:

(1) 青島市國資委與A-B公司於2002年10月21日簽訂的承諾協議(「承諾協議」)，構成《證券及期貨條例》項下第317條所指的協定。就披露責任而言，第317條適用的任何協議的每一方，均須視為擁有任何其他一方在該協議之外擁有的任何股份權益。根據青島市國資委、A-B公司及青島啤酒集團有限公司於2007年4月19日簽訂的《關於2002年10月21日簽訂之承諾協議之合同變更協議》，青島市國資委在承諾協議項下之所有權益及義務由其全資子公司 — 青島啤酒集團有限公司取代。青島市國資委持有的上述A股股份亦於2007年4月4日劃轉予青島啤酒集團有限公司，有關股權劃轉的詳情請見本公司於2007年2月6日、3月27日和4月11日在國內及香港刊登之公告。

(2) 被視為由A-B公司享有權益的353,219,178股H股是分別透過其全資附屬公司持有。當中91,575,342股H股按《受託表決協定》配發予表決受託人。

(3) JPMorgan Chase & Co.被視為享有權益的股份是分別透過多家中間控股公司持有。

(4) 公司主要股東新近的披露權益申報，請參閱香港交易及結算所有限公司(「香港交易所」)網站(www.hkex.com.hk)有關「披露權益」的部份。

Notes:

(1) An undertaking agreement ("Undertaking Agreement") between SASACQ and A-B Company dated 21 October 2002 constitutes an agreement under section 317 of the *SFO*. For the purposes of the duty of disclosure, in the case of an agreement to which section 317 applies, each party to the agreement is deemed to be interested in any shares comprised in the relevant share capital in which any other party to the agreement is interested apart from the agreement. According to the *Novation Agreement in respect of an Undertaking Agreement dated 21 October 2002* signed between SASACQ, A-B Company and the Tsingtao Brewery Group Company Limited on 19 April 2007, all rights and obligations of SASACQ under the Undertaking Agreement have been novated to its wholly-owned subsidiary, the Tsingtao Brewery Group Company Limited. All of the aforesaid A-shares held by SASACQ were also transferred to the Tsingtao Brewery Group Company Limited on 4 April 2007. For the details of the transfer of shares, please refer to the announcements published in the PRC and Hong Kong on 6 February, 27 March and 11 April 2007.

(2) The 353,219,178 H-shares which were deemed to be interested by A-B Company were held by its wholly-owned subsidiaries. Of which, 91,575,342 H-shares were allotted to a voting trustee pursuant to the *Voting Trust Agreement*.

(3) The Shares in which JPMorgan Chase & Co. was deemed to be interested were held through various intermediate holding companies.

(4) For the latest disclosure of interests filings for the Company's substantial shareholders, please refer to the "Disclosure of Interests" section on the website of Hong Kong Exchanges and Clearing Limited ("HKEx") (www.hkex.com.hk).

3. 優先認股權

本公司章程或中國法律無有關優先認股權的規定，致令本公司必須首先按比例向現有股東發售新股份，然而，本公司須遵守《上市規則》關於優先認股權的規定。

3. Pre-emptive Right

There are no provisions concerning pre-emptive rights in the Company's *Articles of Association* or any of laws in China, therefore, the Company must firstly issue new shares to its existing shareholders in accordance with the percentage, however, the Company has to abide by the rules concerning pre-emptive right in the Listing Rules.

五. 董事、監事、高級管理人員和員工情況

V. Directors, Supervisors, Senior Management and Staff

1. 董事、監事及高級管理人員變動

為落實公司組織機構變革方案，經公司總裁提名，董事會公司治理與薪酬委員會審查，2007年10月23日召開的第五屆董事會第十三次會議審議通過聘任嚴旭女士為營銷總裁；聘任樊偉先生為生產運營總裁，原總釀酒師職務相應予以解聘；聘任董建軍先生為公司總釀酒師；聘任于嘉平先生為生產運營副總裁；聘任陸文金先生為營銷副總裁；聘任楊華江先生為營銷副總裁。上述高級管理人員之任期自董事會聘任之日起至本屆董事會到期日止。

于嘉平先生因擔任本公司高級管理人員，於2007年10月22日獲准辭去所任監事職務。

除此，其餘董事、監事及高級管理人員概無變動，任期均自2005年6月23日起至2007年股東年會召開之日止。

1. Changes of Directors, Supervisors and Senior Management

To take the scheme of organizational reform into practice, and under nomination by the President of the Company and review by the Corporate Governance & Remuneration Committee under the Board of Directors, the 13th Meeting of the 5th Board of Directors held on 23 October 2007 considered and approved to employ Ms. YAN Xu as President of Marketing; Mr. FAN Wei as President of Production and Operations, and his former position as Chief Brewer was released accordingly; Mr. DONG Jian Jun as Chief Brewer; Mr. YU Jia Ping as Vice-President of Production and Operations; Mr. LU Wen Jin as Vice-President of Marketing; Mr. YANG Hua Jiang as Vice-President of Marketing. The service term of the above members of senior management begins on the date of appointment by the Board of Directors and ends on expiration of the term of the current Board of Directors.

Mr. YU Jia Ping was approved to resign from Supervisor on 22 October 2007 as being member of senior management of the Company.

Besides that, there were no changes on other Directors, Supervisors and senior management. Their service term is effective from 23 June 2005 to the date when the 2007 AGM is held.



2. 董事、監事和高級管理人員持股變動

2. Changes of Shares Held by Directors, Supervisors and Senior Management

單位：股
Unit: Share

姓名 Name	職務 Position	期初持股數 Shares Held at the Beginning of the Period	持股數量增/減 Changes (+/-)	期末持股數 Shares Held at the End of the Period	股份種類 Class of Share
孫明波 SUN Ming Bo	執行董事、常務副總裁 Executive Director, Executive Vice President	1840	0	1840	A股 A-share
劉英弟 LIU Ying Di	執行董事 Executive Director	5894	0	5894	A股 A-share
樊偉 FAN Wei	生產運營總裁 President of Production and Operations	4,576	-1,100	3,476	A股 A-share
黄祖江 HUANG Zu Jiang	職工監事 Supervisor as Staff Representative	9,430	-2,330	7,100	A股 A-share
張學舉 ZHANG Xue Ju	副總裁 Vice President	1179	0	1179	A股 A-share
曹向東 CAO Xiang Dong	副總裁 Vice President	2358	0	2358	A股 A-share
董建軍 DONG Jian Jun	總釀酒師 Chief Brewer	92	0	92	A股 A-share
陸文金 LU Wen Jin	營銷副總裁 Vice President of Marketing	78	0	78	A股 A-share

截至二零零七年十二月三十一日止，除上述人員持股外，本公司的董事、監事和最高行政人員及彼等的聯繫人並無在本公司或其相聯法團(定義見《證券及期貨條例》第XV部所指的相聯法團)的股份、相關股份及債券證中擁有任何權益及淡倉，而該等權益及淡倉是指根據《證券及期貨條例》第352條須予備存的登記冊所記錄的或依據《上市規則》附錄十所載之《上市發行人董事進行證券交易的標準守則》(「《標準守則》」)通知本公司及香港聯合交易所有限公司。

As at 31 December 2007, save as disclosed above, none of the Directors, Supervisors and senior management of the Company and his/her respective associate(s) have any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporations (as defined in Part XV of the *SFO*), which was recorded in the register required to be kept under section 352 of the *SFO* or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the *Model Code for Securities Transactions by Directors of Listed Issuers* (the "*Model Code*") included in Appendix 10 of the *Listing Rules*.

本公司已以《標準守則》以及本公司制訂的《公司董事、監事及高級管理人員所持本公司股份及其變動的管理規則》作為董事進行證券交易的行為守則和規範。本公司已向所有董事作出特定查詢，彼等亦確認於報告期內之所有適用時期，均遵守《標準守則》及其行為守則和規範所規定有關董事的證券交易的標準。

The Company has adopted the *Model Code* and the *Administration Regulations of the Company's Shares held by Directors, Supervisors and Senior Management of the Company and its Changes* formulated by the Company as its codes of conduct and standards in respect of securities transactions by the Directors. Specific enquiries were made with all Directors who had confirmed that they had complied with the *Model Code* and its codes of conduct and standards regarding Director's securities transactions at all applicable time during the reporting period.

3. 董事、監事、高級管理人員年度報酬情況

公司執行董事的報酬依據公司股東大會審議通過的董事年度薪酬計劃和董事服務協議以及公司的經營效益情況確定其薪酬，非執行董事、獨立董事、外部監事按股東大會審議通過的酬金標準領取年度津貼，公司高級管理人員的薪酬按董事會通過的經營者薪酬方案，由董事會下設公司治理與薪酬委員會根據公司經營業績和個人所承擔的工作職責進行業績考核兑現年度薪酬。

3. Annual Remuneration of Directors, Supervisors and Senior Management

The remuneration of the Executive Directors of the Company is determined in accordance with the annual remuneration schemes of members of Board of Directors considered and approved by the Company's general meeting, Service Contract of Directors and the operational results of the Company. Non-executive Directors, Independent Directors and External Supervisors received annual subsidy in accordence with the remuneration standard discussed and approved at the general meeting. The remuneration of senior management is determined in accordance with the operator's remuneration scheme approved by the Board of Directors, and is determined after the performance appraisal conducted by the Corporate Governance and Remuneration Committee under the Board of Directors based on the Company's operational results and the individual work responsibilities borne by each of them.



公司總裁金志國先生榮膺「2007 CCTV中國十大經濟年度人物」
Mr. Jin Zhi Guo, President of the Company, was entitled "2007 CCTV Top 10 Economic Figures".

單位：人民幣千元
Unit: RMB'000

姓名 Name	職務 Position	報告期內從公司領取的報酬總額(稅前) Total Remuneration Obtained from the Company during the Reporting Period (Pre-tax)
李桂榮 LI Gui Rong	董事長 Chairman of Board of Directors	558.0
金志國 JIN Zhi Guo	副董事長、總裁 Vice Chairman, President	570.1
Stephen J. BURROWS	副董事長、非執行董事 Vice Chairman, Non-executive Director	30
孫明波 SUN Ming Bo	執行董事、常務副總裁 Executive Director, Executive Vice President	442.9
劉英弟 LIU Ying Di	執行董事 Executive Director	388.9
孫玉國 SUN Yu Guo	執行董事、副總裁、總會計師 Executive Director, Vice President, Chief Accountant	398.9
Mark F.SCHUMM	非執行董事 Non-executive Director	30
楚振剛 CHU Zhen Gang	獨立董事 Independent Director	80
付洋 FU Yang	獨立董事 Independent Director	80
李燕 LI Yan	獨立董事 Independent Director	80
潘昭國 POON Chiu Kwok	獨立董事 Independent Director	80
孫賈堯 SUN Jia Yao	監事會主席 Chairman of Board of Supervisors	80
黃祖江 HUANG Zu Jiang	職工監事 Supervisor as Staff Representative	138.2
任增貴 REN Zeng Gui	職工監事 Supervisor as Staff Representative	111.4
鄭曉凡 Frances ZHENG	股東代表監事 Supervisor as Shareholders Representative	30
劉清遠 LIU Qing Yuan	外部監事 External Supervisor	40
鐘明山 ZHONG Ming Shan	外部監事 External Supervisor	40
樊偉 FAN Wei	生產運營總裁 President of Production and Operations	302.9
嚴旭 YAN Xu	營銷總裁 President of Marketing	518.0
張學舉 ZHANG Xue Ju	副總裁 Vice President	298.9
曹向東 CAO Xiang Dong	副總裁 Vice President	298.9
姜宏 JIANG Hong	副總裁 Vice President	298.9
張安文 ZHANG An Wen	副總裁 Vice President	298.9
董建軍 DONG Jian Jun	總釀酒師 Chief Brewer	151.7
于嘉平 YU Jia Ping	生產運營副總裁 Vice President of Production and Operations	151.9
陸文金 LU Wen Jin	營銷副總裁 Vice President of Marketing	405.2
楊華江 YANG Hua Jiang	營銷副總裁 Vice President of Marketing	228.4
袁璐 YUAN Lu	董事會秘書、董事長助理 Secretary to the Board of Directors, Assistant to the Chairman of Board of Directors	225.1
合計		6,357.2

4. 董事、監事、高級管理人員在股東單位任職情況

4. Positions Taken by Directors, Supervisors and Members of Senior Management in Shareholders' Company

姓名 Name	股東單位名稱 Name of Shareholders' Company	擔任的職務 Position	是否領取報酬津貼 Remuneration
李桂榮 LI Gui Rong	青島啤酒集團有限公司 Tsingto Brewery Group Company Limited	董事長 Chairman of Board of Directors	否 N
金志國 JIN Zhi Guo	青島啤酒集團有限公司 Tsingto Brewery Group Company Limited	副董事長 Vice Chairman of Board of Directors	否 N
劉英弟 LIU Ying Di	青島啤酒集團有限公司 Tsingto Brewery Group Company Limited	董事、執行總裁 Director, Executive President	否 N
孫賈堯 SUN Jia Yao	青島啤酒集團有限公司 Tsingto Brewery Group Company Limited	監事會主席 Chairman of Board of Supervisors	否 N
伯樂思 Stephen J. BURROWS	安海斯一布希國際公司 Anheuser-Busch International, Inc.	首席執行官、總裁 CEO, President	是 Y
馬爽 Mark F. SCHUMM	安海斯一布希國際公司 Anheuser-Busch International, Inc.	亞洲業務運作和開發副總裁 Vice President of Asia Operations and Development	是 Y
鄭曉凡 Frances ZHENG	安海斯一布希亞洲公司 Anheuser-Busch Asia, Inc.	財務總監 Finance Director	是 Y

5. 員工情況

5. Staff

截至報告期末，本公司(包括下屬子公司)在職員工共計28,542人，離退休員工為3,831人。

As of the end of the reporting period, the Company (including its subsidiaries) totally had 28,542 staff, and 3,831 retired staff.

員工專業構成如下：

The composition of staff is as follows:

專業構成類別 Professional Class		人數 Number of Persons
行政管理人員	Administrative personnel	4,567
財務人員	Financial Personnel	856
工程技術人員	Technical and Engineering Personnel	1,998
銷售人員	Sales Personnel	5,708
生產服務人員	Production and Services Personnel	15,413

公司關愛員工，保障員工的合法權益，按照國家有關規定為在職員工辦理了養老保險、基本醫療保險、失業保險、工傷保險、生育保險等各類社會保險，並足額繳納各類保險費用。

The Company cases about its staff and protects their lawful rights. It provides the working staff with social insurances including pension, basic medical insurance, unemployment insurance, work-related injury insurance, and maternity insurance, and pays the insurance premium in full.

公司重視員工教育培訓，加強教育培訓體系的建立，根據公司需要有針對性地開展實際、適用、有效的培訓計劃。培訓內容主要包括提升管理人員綜合管理水平，提高員工崗位業務技能，以及專業技術人員的繼續教育等。2007年度累計參加培訓人數達10,316人次。

The Company takes seriously about its staff's education and trainings by strengthening its establishment of education and training system, and carrying out the practical, applicable and effective training programs based on the Company's needs. The contents of training includes: promoting the comprehensive managing level of management team, improving staff's professional skills for their own position, and the continuing education of professional technicians. In 2007, the number of persons who attended the trainings reached 10316 person-time.

六. 董事及監事收購股份之權利

除上文所披露者外，本公司或其任何附屬公司概無於年內任何時間參與任何安排，以致本公司之董事及監事可藉購入本公司或任何其它團體之股份或債券而獲益。

VI. Directors' and Supervisors' Right of Purchasing Shares

Save as disclosed above, neither the Company nor any of its subsidiaries participated in any arrangements in any time of the year which enabled its Directors and Supervisors to obtain interests through purchasing shares or bonds of the Company or that of any other organizations.

七. 募集資金使用情況

報告期內，本公司未發生新募集資金的情況。前次A股募集資金使用情況請見公司2007年11月12日刊發之董事會關於公司前次募集資金使用情況的説明。

VII.Use of Proceeds

During in the reporting period, no capital was raised. For details of use of proceeds from previous issuance of A-share, please refer to the explanation of use of proceeds from previous offering of the Company by the Board of Directors disclosed by the Company on 12 November 2007.

八. 董事或監事合約權益及董事服務合約

本公司所有獲委任董事均已與本公司訂立服務合約，各董事概無與本公司簽定任何一年內若由本公司及其附屬公司終止合約時須作出賠償的服務合約(法定賠償除外)。除此之外，本年度內董事及監事均無在與本公司及其附屬公司訂立的任何合約中直接或間接擁有重大權益。

VIII.Contractual Rights of Director or Supervisor and Director Service Contract

All Directors appointed by the Company have entered into service contract with the Company. and do not enter any service contract with the Company which will require the Company and its subsidiaries to compensate the Directors when it terminates the contract within 1 year after the contract is signed by both parts (excluding statutory compensation). Besides that, neither Directors nor Supervisors have, directly or indirectly, obtained any material interests from any contracts entered into with the Company and its subsidiaries within the year.

九. 獨立董事之獨立性的確認

本公司已經根據《上市規則》第3.13條收到每名現任獨立董事就其獨立性而作出的年度確認函，本公司仍然認為有關獨立董事屬獨立人士。

IX. Confirmation of Independence of Independent Director

The Company has received annual confirmation letter from each existing Independent Director on their independence pursuant to Rule 13.3 of the *Listing Rules*, and still believes that, the aforesaid Independent Directors are independent.

十. 購回、出售及贖回上市股份

報告期內，本公司或其任何附屬公司並無購入、出售及贖回本公司任何上市證券。

報告期內，本公司或本公司附屬公司概無發行或授予任何可轉換債券、期權、權證或其它類似權利，亦無任何行使轉換權或認購權的情況。

X. Purchase, Sales and Redemption of Shares

During the reporting period, the Company or any of its subsidiaries did not purchase, sell or redeem any of its listed securities.

During the reporting period, the Company or any of its subsidiaries did not issue or provide any convertible bonds, options, warrants or any other similar equities, nor exercise any rights of conversion or subscription.

十一.主要附屬公司及聯營公司

本公司各附屬公司及聯營公司之詳情載於隨附財務報表附註。

XI. Major Subsidiaries and Associated Companies

The details of the subsidiaries and associated companies of the Company are listed in the attached Notes to the Financial Statements.

十二.固定資產

有關報告期內固定資產之變動載於隨附財務報表之附註。

XII.Fixed Assets

Any changes of fixed assets during the year are listed in the attached Notes to the Financial Statements.

十三.銀行貸款

於二零零七年十二月三十一日之銀行貸款詳情載於隨附財務報表之附註。

XIII. Bank Loans

The details of bank loans as at 31 December 2007 are listed in the attached Notes to the Financial Statements.

十四.其它報告事項

本公司二零零七年年度報告摘要，分別用中文和英文同時於二零零八年四月二十二日刊登在中國內地《上海證券報》、《中國證券報》和上海證券交易所網頁(www.sse.com.cn)、香港交易所網頁(www.hkex.com.hk)以及本公司網頁(www.tsingtao.com.cn)。本年報以中、英兩種文字編制，在對兩種文本理解發生歧義時，以中文文本為准。

XIV. Other Reported Issues

The summary of the Company's 2007 Annual Report is published on 22 April 2008 in Chinese and English respectively in *Shanghai Securities News, China Securities Journal, Securities Times*, and at the website of Shanghai Stock Exchange (www.sse.com.cn), website of HKEx (www.hkex.com.hk) and website of the Company (www.tsingtao.com.cn). The Annual Report is prepared both in Chinese version and English version, in case of any discrepancies existing between the Chinese version and the English version, the Chinese version shall prevail.

十五.核數師

報告期內以及在過去六年內普華永道中天會計師事務所有限公司和羅兵咸永道會計師事務所一直獲委任為本公司之境內外核數師，並已審計隨附之財務報表。

XIV. Auditor

During the reporting period and for the past 6 years, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers were appointed as domestic and international auditor of the Company respectively, and have audited the attached Financial Statements.

董事會代表
李桂榮
董事長
中華人民共和國 • 青島
二零零七年四月二十一日

Representative of the Board of Directors
LI Gui Rong
Chairman
Qingdao, the People's Republic of China
21 April 2008



孫賈堯先生
Mr. SUN Jia Yao

各位股東：

本人謹此提呈青島啤酒股份有限公司2007年度之監事會報告，敬請各位股東審閱。

報告期內，監事會全體成員遵照《公司法》、《公司章程》及《監事會議事規則》等有關規定，通過法定程序，認真履行職責，依法行使職權，積極維護公司、股東和員工的利益。具體工作情況如下：

一、監事會會議及決議情況

報告期內，公司監事會以現場會議和書面決議方式召開會議九次：

監事會第五屆第九次會議審議通過了青島啤酒第三有限公司異地搬遷項目的可行性方案等議案；第五屆第十次會議審議通過了公司2006年年度報告、公司監事會2006年工作報告等議案；第五屆第十一次會議審議通過了公司2007年第一季度報告；第五屆第十二次會議審議通過了公司2007年半年度報告等議案；第五屆第十三次會議審議通過了公司2007年第三季度報告等議案。

第五屆監事會2007年召開4次臨時會議，分別審議通過了公司治理專項活動自查報告和整改計劃等議案；公司擬發行認股權和債券分離交易的可轉換公司債券的議案和募集資金投向等議案；青島啤酒工程有限公司為公司控股子公司和生產廠的新建和技改擴建項目提供設備及安裝工程服務簽訂框架協議的事宜等議案；公司受讓青島啤酒西安漢斯集團有限公司少數股東所持23.9%股權關聯交易事宜等議案。

Dear shareholders,

I hereby present the 2007 Report of the Supervisors of Tsingtao Brewery Company Limited for your kind review.

In the reporting period, all members of the Board of Supervisors actively maintained the interests of the Company, shareholders and staff by seriously undertaking their responsibilities and legally carrying out their authorities through legal procedures and pursuant to the *Company Law, Articles of Association and Order of Meeting of Board of Supervisors.*

I. Meetings and Resolutions

The Board of Supervisors totally held 9 meetings in forms of site meetings and written resolutions during the reporting period.

The 9th meeting of the 5th Board of Supervisors considered and approved the cases including the Feasible Scheme of Relocating Tsingtao Brewery Company Limited No. 3; the 10th meeting considered and approved the cases including the Company's 2006 Annual Report, and 2006 Work Report of Board of Supervision; the 11th meeting considered and approved the cases including the Company's 1st Quarterly Report of 2007; the 12th meeting considered and approved the cases including the Company's 2007 Interim Report; the 13th meeting considered and approved the cases including the Company's 3rd Quarterly Report of 2007.

The 5th Board of Supervisors totally held 4 interim meetings in 2007, respectively considered and approved the cases including the Company's Report on Self-inspection of Specific Activities of Corporate Governance and Improving Plan; the Company's Proposed Issuance of Bonds with Warrants and Investments with Proceeds from the Proposed Issuance of Bonds with Warrants; the affairs on the Framework Agreement on Providing Equipments and Installing Services for Greenfileds and Technical Reconstructions by Tsingtao Brewery Engineering Company Limited to the Controlling Subsidiaries and Plants of the Company; the affairs on Related Party Transaction of the Company Acquiring 23.9% of Shares in Tsingtoa Brewery Xi'an Hans Group Company Limited Held by Minority Shareholders.

二、監事會考察

報告期內，公司監事會共組織兩次考察。上半年組織監事到成都青島啤酒西南營銷有限公司進行考察，瞭解西南營銷公司生產經營情況，市場競爭環境以及在成都建廠的可行性；下半年組織監事到青島啤酒東南營銷有限公司及所屬企業進行考察，對公司開展的組織變革推進情況進行了調研。通過聽取管理人員匯報和實地考察，進一步瞭解了公司各地的經營和發展情況。

II. Site Visits of the Supervisors

During the reporting period, the Board totally arranged two site visits. It organized the Supervisors to visit Chengdu Tsingtao Brewery South-West Sales Company Limited in the 1st half year, to understand the operations of the South-West Sales Company, the competition environment and feasibility of greenfield in Chengdu; and in the 2nd half year, it organized the Supervisors to visit Tsingtao Brewery South-East Sales Company Limited and its subsidiaries, to make research on the process of organizational reforms initiated by the Company. The Supervisors had a further understanding of operations and developments of subsidiaries of the Company through listening to the reports from the management and the above site visits.

三、對有關事項的獨立意見

(一) 公司依法運作情況

報告期內，監事會參加和列席了年度股東大會和歷次董事會會議，監事會主席列席了公司組織變革、重大投資論證、年度工作會、總裁辦公會等重要會議。監事會認為，公司依法經營，規範運作，各項決策程序合法；法人治理結構、內部管理和內部控制制度等在運作中不斷健全和完善；信息披露及時、準確、透明；董事及高級管理人員誠實守信，勤勉盡職，未發現其在執行職務時有違反法律、法規、公司章程或損害公司利益的情況，也沒有濫用職權，損害股東和員工利益的行為。

(二) 檢查公司財務情況

報告期內，監事會對公司的季度報告、半年度報告、年度報告進行了認真、細緻的審議，認為公司的財務報告真實，在所有重大方面公允地反映了公司的財務狀況和經營成果，會計核算和財務管理符合國家相關法律法規的規定。

III. Independent Comments to the Concerned Issues

1. Compliant Operation

In the year, the Board of Supervisors attended and sat in on the Annual General Meeting and Board meetings. The Chairman of the Board of Supervisors sat in on the significant meetings of the Company including organizational reform, discussion on significant investments, meeting of annual work, Presidential meeting. It thinks that, the Company operates and makes decisions in legal procedures and compliant manner; gradually completes and improves corporate governance structure, internal management and internal control in the operations; discloses the information timely, accurately and transparently; its Directors and all members of senior management are honest and integrity, diligent and responsible, and is not found to breach any laws, regulations, articles of association or damage any interests of the Company, nor abuse their authorities or damage the interests of its shareholders and staff when undertaking their duties.

2. Review of the Financial Conditions

In the reporting period, the Board of Supervisors believed that, after seriously and carefully reviewing the Company's quarterly reports, interim report and annual report, the Company's financial statements truly and fairly reflected its financial conditions and operational results in all significant aspects, the financial accounting and financial management were in compliance with the requirements of the relevant State laws and regulations.

(三) 最近一次募集資金使用情況

報告期內，本公司無新募集的A股資金。監事會認為，前次A股募集資金使用規範，對公司經濟效益提升發揮了重要作用。

3. Latest Use of Proceeds

There were no proceeds from latest issuance of A-share. The Board of Supervisors thought that, the use of the proceeds for previous issuance of A-share was compliant, which played important role in increasing the Company's economic earnings.

(四) 報告期內公司出售、收購資產情況

報告期內，公司受讓青島啤酒西安漢斯集團有限公司少數股東所持23.9%股權。監事會認為，公司收購青島啤酒西安漢斯集團有限公司少數股東所持股權，可以提高決策效率，提高西北地區市場運營的一致性，符合公司的發展戰略；公司收購程序規範，價格公允，未發現有內幕交易和損害公司及股東利益的行為。

4. Assets Sales and Purchase

During the reporting period, the Company acquired 23.9% of shares held by minority shareholders in Tsingtao Brewery Xi'an Hans Group Company Limited. The Board of Supervisors thought that, the acquisition of 23.9% of shares held by minority shareholders in Tsingtao Brewery Xi'an Hans Group Company Limited by the Company would improve the efficiency of decision-making, improve the consistency of market operation in the north-west area, which is in line with the Company's developing strategy; the process of acquisition is legal with a reasonable price, and was not found any behaviors of insider transaction or damaging the interests of the Company and its shareholders.


A LOUER
1 800m² DE BUREAUX
A PARTIR DE 200m²
01 56 212 212
TSINGTAO
青島啤酒
OUVERT 7/7
Beijing 2008
TSINGTAO
青島啤酒
北京2008年奥运会

(五) 報告期內關聯交易情況

報告期內，青島啤酒集團有限公司全資擁有的青島啤酒工程有限公司為公司控股子公司和生產廠的新建和技改擴建項目提供設備及安裝工程服務，屬關聯交易。監事會認為，該項交易採用招標的方式進行，價格和付款方式合理，性價比高；青島啤酒工程有限公司設備加工和安裝能力較強，在質量保證和售後服務等方面，能夠滿足公司生產主品牌啤酒的工藝要求，屬最佳選擇。2008年3月，青島啤酒工程有限公司經掛牌已轉讓給公司，成為公司的全資子公司。

2008年，監事會將認真履行職責，依法行使職權，維護好公司、股東及員工的利益。同時，對各位股東和公司員工一年來對監事會工作的關心和支持，致以崇高的敬意和衷心的感謝。

監事會主席：**孫賈堯**
二零零八年四月十八日

5. Related Party Transactions

During the reporting period, the providing equipments and installing services for greenfields and technical reconstruction by Tsingtao Brewery Engineering Company Limited, the wholly-owned subsidiary of Tsingtao Brewery Group Company Limited, to the controlling subsidiaries and plants of the Company was a related party transaction. The Board of Supervisors thought that, the subject transaction was carried out in way of bidding, the price and payment method were reasonable; Tsingtao Brewery Engineering Company Limited was strong in equipment processing and installation, which could satisfy the technical requirements in producing Tsingtao Beer in terms of quality guarantee and after-sale services, therefore was the best choice for the Company. In March 2008, Tsingtao Brewery Engineering Company Limited was transferred to the Company through the bidding, and became a wholly-owned subsidiary of the Company.

In 2008, the Board of Supervisors would carefully undertake our duties and responsibilities pursuant to the concerned laws and regulations, legally undertake our authorities to maintain the interests of all investors. I hereby deliver my sincere respects and thanks to all shareholders and our staff for their care, support and assistance to our work in the past year!

Chairman of the Board of Supervisors: **SUN Jia Yao**
18 April 2007



本公司自1993年於香港聯合交易所及上海證券交易所上市以來，按照境內外上市規則和監管要求，不斷完善公司治理結構，規範公司運作。公司股東大會、董事會、監事會各司其職，決策獨立，互相監督、制衡。公司董事會設立了審計與財務委員會、戰略與投資委員會和公司治理與薪酬委員會三個由外部董事(包括獨立董事)為主構成的專業委員會，對提高董事會的決策效率起到積極作用，促進了公司治理結構的有效運作。

Since the Company was listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange in 1993, it has been improving its corporate governance structure and regulating the operation of the Company in accordance with domestic and foreign listing rules and regulatory requirements. The Company's general meeting, Board of Directors and Supervisory Committee undertake their duties separately and make decisions independently, supervise each other and maintain the balance of power among them. The Board of Directors has set up 3 professional committees, namely Audit & Finance Committee, Strategy & Investment Committee and Corporate Governance & Remuneration Committee, which mainly comprise of external Directors (including independent Directors), brining positive effect to improving efficiency of decision-making of the Board of Directors, and promoting the effective operation of corporate governance of the Company.

報告期內，本公司已遵守《香港聯合交易所有限公司證券上市規則》(《上市規則》)附錄十四載列之《企業管治常規守則》的守則條文。本公司所採納的企業管治措施如下：

During the reporting period, the Company had abided by the regulations in the *Code on Corporate Governance Practice* under Appendix 14 of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")*. The corporate governance measures taken by the Company are as follows:

一、董事會

I. Board of Directors

1、 職責與分工

1. Duties and Assignments

董事會在董事長的領導下，在公司的發展戰略、管理架構、投資及融資、財務監控、人力資源等方面行使管理決策權，並致力於實現股東價值最大化為宗旨。在本公司的章程及其附件 — 董事會議事規則中，已詳細列明了董事會在公司發展戰略和管理方面的職權以及董事會對公司發展和經營的監督與檢查職權。

Under the leadership of the Chairman, the Board of Directors exercises its management decision-making power in respect of the Company's development strategies, management structure, investment and financing, financial supervision and control, and human resources, etc., and is dedicated to realize the maximization of its shareholders' value. The Board of Directors' authorities in the Company's development strategies and management, and supervision and inspection over the Company's development and operations have been stated in detail under the Order of Meeting for the Board of Directors in the Company's Articles of Association and its appendices.

公司董事長和總裁的職責分工已清晰界定，並載於本公司的章程及其附件中。公司董事長由李桂榮先生擔任，總裁由金志國先生擔任。董事長負責決定每次董事會會議的議程，其中每次會議前徵詢其他董事有無提案，並按情況考慮將其他董事的提議加入會議議程。此外，董事長亦負責引領和制定本公司的總體發展戰略，並檢查董事會決議的實施情況。

The division of duties between the Chairman and President of the Company has been clearly defined and stated in the Company's *Articles of Association* and its appendices. Mr. LI Gui Rong serves as the Chairman while Mr. JIN Zhi Guo serves as the President. The Chairman is responsible for deciding the agenda of every board meeting, and consulting other Directors before each meeting for any proposals to be discussed in the meeting, and considering whether to include their proposals into the agenda according to the circumstances. In addition, the Chairman is responsible for leading and determining the overall development strategies of the Company, and supervising the implementation of resolutions passed by the Board of Directors.

總裁負責組織實施董事會決議及公司年度預算和投資方案，並向董事會報告公司經營情況和重大合同的簽訂執行情況；總裁在董事會的授權範圍內行使對公司資金、資產的運用權及代表公司簽訂合同。同時，公司明確了經理層人員各自具體的職責及其分工，以保證其切實履行誠信義務和勤勉盡責。

The President is responsible for organizing the implementation of resolutions passed by the Board of Directors, the Company's yearly budget and investment proposal, and reporting to the Board of Directors in respect of the Company's operations, and execution and implementation of material contracts; the President exercises the right as to usage of funds and assets within the scope authorized by the Board of Directors, and executes contracts on behalf of the Company. Meanwhile, the Company specifies the specific duties of and division of work among the senior management, so as to ensure the fulfillment of integrity, duties and responsibilities.

2、 組成

公司本屆董事會由11名董事組成，包括董事長、副董事長、執行董事、非執行董事、獨立董事。董事之任期自2005年6月23日起至公司2007年度股東年會召開日止。

公司的董事會成員具有不同行業背景和專業知識，其中一名獨立董事具備監管機構要求的會計或相關財務管理專長。董事的個人簡介載列於本年度報告「董事、監事和高級管理人員簡介」

本屆董事會中共有4名獨立董事，佔董事會總人數的1/3以上。現任獨立董事具有不同的專業背景，具有豐富的法律、財務會計及金融投資等方面的專業經驗，這種結構有助於董事會從多角度討論和分析問題，確保董事會的科學決策。自2005年起，獨立董事每年均在股東年會上提交年度述職報告供股東聽取。

2. Composition

The current Board of Directors comprises 11 Directors, including the Chairman, Vice-Chairman, Executive Directors, Non-executive Directors and Independent Directors, whose service term is from 23 June 2005 till the date of holding of the Company's 2007 AGM.

Members of the Board of Directors come from different backgrounds and possess different professional knowledge, among which 1 Independent Director has the qualification on accounting or related financial management skills required by the stock exchanges. The profiles of the Directors are stated in the section headed '*Profiles of Directors, Supervisors and Senior Management*' in the Annual Report.

There are 4 Independent Directors among the current Board of Directors, which accounts for over 1/3 of the total number of the Directors. The Independent Directors in office come from different professional backgrounds and possess rich experience in law, accounting and financial investment. Such structure encourages discussion and analysis of problems from different angles during the Board meetings, ensuring reasonable decision-making by the Board of Directors. Since 2005, the Independent Directors have been submitting their annual performance report to the AGM for review and discussion by shareholders.

3、 董事會會議

2007年度，本公司共舉行了6次董事會現場會議，以審閱書面議案簽署決議方式召開會議9次，以討論本公司的營運及財務表現、管理架構、投資及融資方案等，主要事項包括：

— 審議年度之財務預算、董事會工作報告；

— 審議年度、半年度及季度業績報告；

— 審議啤酒目標企業的收購方案及所屬子公司新建擴建的資本支出項目；

— 批准核銷財產損失。

— 審議聘任公司高級管理人員、組織變革方案；

— 審議公司分離交易可轉債的發行方案及相關事宜；

會議通知和議案資料在合理的時間內送達各董事，董事會會議能進行富有成效的討論及做出迅速而審慎的決策。在本年度內，各位董事出席董事會和專門委員會會議的詳情載列如下：

3. Board Meeting

In 2007, the Company held 6 physical board meetings in total and 9 meetings in the form of written resolutions to discuss the Company's operational and financial performance, management structure, investment and financing proposal, including mainly the followings:

— consider and approve the annual financial budget and work report of the Board of Directors;

— consider and approve annual, interim and quarterly performance results;

— consider and approve the acquisition proposal of target brewery enterprises and capital expenditure programs for the new construction and expansion by the Company's subsidiaries;

— approve the writing-off the property losses.

— consider and approve the employment of members of the senior management of the Company and the organizational reform;

— consider and approve the proposed issuance of bond with warrants and related issues;

The meeting notices and materials to be discussed were sent to all Directors within a reasonable time, and the Board of Directors were able to have fruitful discussion and make efficient but prudent decisions at the meetings. The details of attendance of Directors at Board meetings and professional committee meetings within the current year are set out as follows:

		親自出席次數／會議次數 Attend in Person/Total Number of Meetings			
董事姓名 Name of Director		董事會 Board of Directors	戰略與投資委員會 Strategy and Investment Committee	審計與財務委員會 Audit and Finance Committee	公司治理與薪酬委員會 Corporate Governance and Remuneration Committee
李桂榮	LI Gui Rong	6/6	–	–	–
金志國	JIN Zhi Guo	6/6	6/6	–	–
伯樂思	Stephen J. BURROWS	5/6*	3/6*	–	–
孫明波	SUN Ming Bo	6/6	6/6	–	–
劉英弟	LIU Ying Di	6/6	–	–	–
孫玉國	SUN Yu Guo	6/6	4/6*	–	0/2*
馬　爽	Mark F. SCHUMM	5/6*	5/6*	5/5	2/2
楚振剛	CHU Zhen Gang	5/6*	5/6*	4/5*	2/2
付　洋	FU Yang	5/6*	–	4/5*	1/2*
李　燕	LI Yan	6/6	6/6	5/5	–
潘昭國	POON Chiu Kwok	5/6*	–	4/5*	2/2

#： 因公未能親自出席，亦未委托其他董事出席及表決

*： 因公未能親自出席，委托其他董事出席及表決

公司董事會的召集、召開嚴格按照《公司章程》、《董事會議事規則》的規定。董事會會議由董事長主持召開，並在會議通知發出後按時召開，各項提案在會議上充分討論，並對提案進行逐項表決。召開董事會定期會議的通知在會議召開前14天發出。如有董事因公務不能出席會議，則由該董事書面委托其他董事出席並代為行使表決權，如是獨立董事則委托其他獨立董事出席和表決。

公司管理層負責向董事會提供審議各項議案所需的相關資料和信息，並在董事會會議召開時匯報相關工作。本公司獨立董事根據《公司章程》的規定行使職權、履行職責或業務的需要時，可聘請獨立專業機構為其服務，由此發生的合理費用由本公司承擔。

4、獨立董事履行職責情況

本公司獨立董事本著對全體股東負責的態度，出席了年內召開的各次董事會和專門委員會會議，並按照兩地上市規則及相關法律法規要求，行使了獨立董事的權利，履行了誠信勤勉義務，保護了中小股東的合法利益。

報告期內，公司獨立董事未對公司本年度的董事會議案及其他非董事會議案事項提出異議。

獨立董事對本公司2007年度的對外擔保情況進行了審閱確認並發表了獨立意見，並對本公司與青島啤酒工程有限公司簽訂框架協議涉及到的持續關聯交易事項發表了同意的獨立意見。獨立董事

#: Absent due to business reason, and did not entrust other Directors to attend and vote

*: Absent due to business reason, but entrusted other Directors to attend and vote

The convening and holding of Board meetings is strictly in accordance with the rules in the *Articles of Association and Order of Meeting of the Board of Directors*. The Board meetings are hosted by the Chairman, and are held on time after delivery of meeting notice. All proposals are discussed thoroughly at the meetings and voted for one by one. The notice of regular meeting of the Board of Directors is dispatched 14 days before the meeting. If a Director could not attend the meeting due to business reason, he authorize other Directors in written form to attend the meeting and vote on his behalf, and in the case of an Independent Director, he could authorize other Independent Directors to attend the meeting and vote on his behalf.

The management of the Company is responsible for providing the Board of Directors with all relevant materials and information needed for reviewing the proposals, and reporting any related work at the Board meeting. The Independent Directors may appoint independent professional organizations to provide service when exercising their authorities and duties in accordance with the Articles of Association or when the business requires, and the reasonable expenses incurred will be borne by the Company.

4. Exercise of Duties and Responsibilities by Independent Directors

As the Independent Directors of the Company held a responsible attitude towards all shareholders, they attended all board meetings and professional committees meetings held within the year, and exercised the powers of Independent Director in accordance with the requirements under the listing rules and related laws and regulations in PRC and Hong Kong SAR, and carried out their obligations diligently and with integrity, , protecting the legal rights of intermediate and minority shareholders.

During the reporting period, the Independent Directors of the Company did not raise any objections to the proposals made at Board meetings and non-board meetings in the current year.

The Independent Directors have reviewed, confirmed and expressed independent opinion regarding external guarantees provided by the Company in 2007; they have also expressed independent opinion with approval in respect of continuous

認為框架協議項下進行的持續關聯交易乃按一般商業條款進行，有關交易的條款是公平合理的，符合本公司及其股東的整體利益。由獨立董事組成的審計委員會已按《上市規則》之規定開展工作，對本公司年度、半年度及季度財務報告進行了審議，認為財務報告客觀、公允地反映了本公司的實際財務狀況及盈利能力。

related party transactions involved in the framework agreement signed between the Company and Tsingtao Brewery Engineering Company Limited. The Independent Directors believed that the continuous related party transactions under the above framework agreement were based on ordinary commercial terms, and the terms and conditions of the transactions are fair and reasonable, which were in line with the overall interests of the Company and its shareholders. The Audit Committee which comprised Independent Directors has carried out its work in accordance with the rules stipulated in the *Listing Rules*, and having reviewed the Company's annual, interim and quarterly financial statements, it was of the view that the financial reports objectively and fairly reflected its actual financial situation and profitability.

二、董事

II. Directors

1、 信息支持與專業發展

新董事獲委任後，公司已向其提供一套全面的介紹材料—《董事手冊》，包括集團業務簡介、管理架構、董事責任及其他法定要求，並會安排其參加監管機構或內部舉辦的專門培訓。報告期內共有2位執行董事參加了監管機構組織的董事培訓課程。

公司於報告期內還安排獨立董事到公司所屬子公司考察，以利於獨立董事對公司有更加深入、全面的瞭解，便於決策。通過資料提供、工作匯報以及專業培訓等多種形式，使所有董事，特別是非執行董事，能夠及時瞭解公司的業務發展、競爭和監管環境以及其他可能影響公司和所屬行業的資料，以確保董事能瞭解其應盡的職責，有利於董事作出正確的決策和有效的監督，以及保證董事會的程序得以貫徹執行和適用的法律法規得以恰當遵守。

1. Information Support and Professional Development

After the new directors were appointed, the Company has provided them with a set of complete introductory materials named *Director's Manual* which includes brief introduction about the Group's business, management structure, responsibilities of Directors and other legal requirements, and will make arrangement for them to attend the specialized training held internally or by the Supervisory authorities. During the reporting period, a total of 2 Executive Directors attended the Directors training programs organized by the Supervisory authorities.

During the reporting period, the Company has also arranged for the Independent Directors to pay visits to its subsidiaries, so as to enable the Independent Directors to gain a deeper and more thorough understanding of the Company, which was helpful in decision-making. The provision of information, work reporting and professional training enables all Directors, especially those Non-executive Directors, to have a timely understanding of the Company's business development, competition and supervisory environment, and information which may affect the Company and the industry in which it belongs to, so as to ensure that the Directors understand their duties and responsibilities, and enables them to make correct decisions and provide efficient supervision, and to ensure that the procedures of the Board of Directors were implemented and the appropriate laws and regulations were followed.

2、 董事的獨立性

本公司已委任足夠數目的獨立董事。根據《上市規則》第3.13條的規定，董事會已收到所有獨立董事就其獨立性提交的書面確認函。

2. Independence of Director

The Company has appointed a sufficient number of Independent Directors. The Board of Directors has received from all Independent Directors their written confirmation on their independence in accordance with Rule 3.13 of the *Listing Rules*.

3、 董事的證券交易

本公司採納香港聯交所《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》，制定了本公司的《董事、監事及高級管理人員所持本公司股份及其變動管理制度》。在向所有董事作出特定查詢後，本公司確認，本公司所有董事於報告期內均有遵守《上市規則》所規定的有關董事進行證券交易的標準。

3. Securities Transactions by Directors

The Company adopted the Model Code for Securities Transactions by Directors by Listed Issuers under Appendix 10 of *Listing Rules* and laid down the Company's *Regulations on Holding of Shares of the Company by Directors, Supervisors and Members of Senior Management and Relevant Changes*. The Company confirms, after making specific enquiries to all Directors, that they have complied with the *Model Code* of the *Listing Rules*.

4、 財務匯報和董事就財務報表所承擔的責任

根據管理層提供的充分財務資料，本公司董事會每年對年度、半年度及季度業績報告進行審議並批准對外披露。董事有責任在財務部門的支持下，為公司每個財政年度編制財務報表，並確保在編制財務報表時貫徹應用適當的會計政策及遵守中國會計準則及制度和國際財務報告準則，以真實及公平地報告本公司的財務狀況及經營成果。

4. Financial Reporting and Responsibilities borne by Directors in relation to Financial Statements

Based on the adequate financial information provided by the management, the Board of Directors reviews the annual, interim and quarterly reports every year and approves external disclosure. The Directors have responsibility, with the support of the Finance Department, to prepare financial reports for every fiscal year, and to ensure that the appropriate accounting policies are adopted and the PRC GAAP and international financial reporting standard are complied with when preparing financial statements, so as to accurately and fairly report the financial situation and operational results of the Company.

三、董事會專門委員會

董事會已成立3個專門委員會，各委員會均制訂了工作細則，明確其監察公司個別範疇業務的職權範圍，並已獲得董事會的批准。

III. Professional Committees under the Board of Directors

The Board of Directors has established 3 specific committees, and each of them has worked out detailed working guidelines and expressly stated their scope of duty in supervising individual business areas of the Company, and has obtained approval from the Board of Directors.

1、 審計與財務委員會(「審計委員會」)

該委員會職權範圍依據《上市規則》附錄十四之《企業管治常規守則》及中國證監會頒布的《中國上市公司治理準則》而制訂，其主要職責包括：檢討公司內部監控體系及制度的健全性和有效

1. Audit & Finance Committee ('Audit Committee')

The scope of duty of the Audit Committee is determined in accordance with the *Code on Corporate Governance Practice* under Appendix 14 of the *Listing Rules* and *Guidelines for Corporate Governance of Listed Companies in China* published by China Securities Regulatory Commission. Its principal duties include: reviewing the

性，審閱公司的年度、半年度及季度財務報表，負責公司外部審計師的聘任、工作協調及對其工作效率和工作質量進行檢討，檢討及監察公司財務匯報質量和程序。

completeness and effectiveness of the Company's internal supervisory system and policies, reviewing the Company's annual, interim and quarterly financial statements, responsible for employing the Company's external auditor, coordinating their work and reviewing their work efficiency and work quality, and reviewing and supervising the standard and procedures of the Company's financial reporting.

現任審計委員會由四名獨立董事與一名非執行董事組成，由李燕女士擔任主席，其他成員包括非執行董事馬爽先生及獨立董事楚振剛先生、付洋先生和潘昭國先生，均由董事會委任。其中李燕女士擁有中國註冊會計師專業資格，具備財務和會計業務的經驗和能力。

The Audit Committee comprised 4 Independent Directors and 1 Non-executive Director. Ms. LI Yan serves as the Chairperson, other members include Non-executive Director Mr. Mark F. SCHUMM, and Independent Directors Mr. CHU Zhen Gang, Mr. FU Yang and Mr. POON Chiu Kwok, all appointed by the Board of Directors. Among them Ms. LI Yan possesses profession qualification as CCPA, with experience and ability in financial and accounting business.

2007年度審計委員會共舉行了5次會議，為保證匯報的獨立性，會議主席已安排外部審計師與審計委員會成員進行單獨的會議。於每次會議後，委員會均會就曾討論的重要事項向董事會提交建議。

In 2007, the Audit Committee held 5 meetings in total. To ensure the independence of reporting, the Committee Chairperson has arranged private meetings between the external auditors and members of the Audit Committee. After each of such meetings, the members of the Audit Committee made proposals to the Board of Directors in respect of important issues being discussed.

審計委員會在本年度主要工作包括：

- 審閱本公司的年度、半年度及季度業績報告和財務報告；
- 檢討本公司採納的會計政策及會計實務的有關事項；
- 就續聘公司審計師事宜向董事會提供建議；
- 檢討公司內部控制體系及制度的有效性。

The Audit Committee is mainly responsible for the following works in the current year:

— reviewing the Company's annual, interim and quarterly reports, and financial reports;

— reviewing the accounting policies adopted by the Company and issues related to accounting practices;

— making proposals to the Board of Directors re-appointment of auditor;

— reviewing the effectiveness of the internal control system and policies

2、 戰略與投資委員會（「戰略委員會」）

2. Strategy & Investment Committee ('Strategy Committee')

該委員會的主要職責是審查和檢討公司的戰略發展方向，制訂公司戰略規劃，以及適時調整公司戰略和管治架構。

Its main duties are to check and review the Company's strategic development direction, lay down the Company's strategic plan, and adjust the Company's strategy and governance structure at appropriate times.

現任戰略委員會的成員包括：副董事長金志國先生(委員會主席)、伯樂思先生、執行董事孫明波先生、孫玉國先生及非執行董事馬爽先生和獨立董事楚振剛先生、李燕女士組成。

The current members of the Strategy Committee include: Vice Chairmen Mr. JIN Zhi Guo (Chairman of the Committee) and Mr. Stephen J. BURROWS, Executive Directors Mr. SUN Ming Bo and Mr. SUN Yu Guo, Non-executive Director Mr. Mark F. SCHUMM, and Independent Directors Mr. CHU Zhen Gang and Ms. LI Yan.

戰略委員會於2007年度舉行了6次會議，對青啤日照公司、第三有限公司搬遷新建項目，青啤三水公司、深圳青啤朝日公司及麥芽廠擴建項目，以及發行分離交易可轉債募集資金投向項目的可行性報告進行認真審議並向董事會提供專業意見。

The Strategy Committee held 6 meetings in 2007. The Committee carefully reviewed and provided professional comments to the Board of Directors in respect of the projects of relocation by Tsingtao Brewery Rizhao Company and Tsingtao Brewery No. 3, and projects of expansion by Tsingtao Brewery Sanshui Company, Shenzhen Tsingtao-Asahi Company and Malt Factory, and the feasibility report of investments with proceeds from issuing bond with warrants.

3、 **公司治理與薪酬委員會(「薪酬委員會」)**

3. **Corporate Governance & Remuneration Committee ("Remuneration Committee")**

本公司成立了薪酬委員會，其主要職責包括：研究和審議公司董事與高管人員的薪酬政策和激勵機制，制訂考核標準；研究改善公司治理結構的方案。

The Company has set up the Remuneration Committee and its main duties include studying and reviewing the remuneration policies and incentive system for the Directors and senior management of the Company, establishing the appraisal standards, and studying the proposals to improve the corporate governance.

薪酬委員會成員包括：獨立董事楚振剛先生(委員會主席)、付洋先生及潘昭國先生和執行董事孫玉國先生、非執行董事馬爽先生。

Members of the Remuneration Committee include: Independent Directors Mr. CHU Zhen Gang (Chairman of the Committee), Mr. FU Yang and Mr. POON Chiu Kwok, Executive Director Mr. SUN Yu Guo, and Non-executive Director Mr. Mark F. SCHUMM.

薪酬委員會於2007年度舉行了2次會議，就公司組織變革薪酬激勵方案和新聘高管人員等相關事項進行了審議並向董事會提供專業意見。

The Remuneration Committee held 2 meetings in 2007, in which it reviewed and provided professional opinion to the Board of Directors in respect of issues involving the reform of the remuneration incentive system and newly appointed senior management of the Company.

四、監控機制

IV. Supervisory Mechanism

1、 **監事會**

1. **Supervisory Committee**

本屆監事會乃本公司成立以來第五屆監事會，監事之任期自2005年6月23日起至公司2007年度股東年會召開日止。監事會現有6名成員，其中包括外部監事4名，職工監事2名。報告期內，職工監事于嘉平先生因工作變動，於2007年10月22日辭任，現任監事的個人簡介資料，載列於本年度報告「董事、監事和高級管理人員簡介」。

The current Supervisory Committee is the 5th Supervisory Committee since the establishment of the Company. The Supervisors' service term is from 23 June 2005 till the date when the Company's 2007 AGM is held. It currently has 6 members including 4 External Supervisors and 2 Staff Representative Supervisors as . During the reporting period, Mr. YU JIa Ping resigned from the position of Staff Representative Supervisor on 22 October 2007 due to work adjustment. The profiles of current Supervisors are disclosed in the *"Profiles of Directors, Supervisors and Senior Management"* in the Annual Report.

監事會依法獨立行使公司監督權，保障股東、公司和員工的合法權益不受侵犯。2007年度，監事會共舉行9次會議(包括現場會議和書面決議)，代表股東對公司財務以及董事和高管人員履行職責的合法合規性進行監督，並列席了所有的董事會會議和股東大會。有關監事會的工作情況載列於本年度報告的「監事會工作報告」中。

The Supervisory Committee exercises the Company's supervisory authority independently and in accordance with law, ensuring that the lawful rights and interests of the Company, its shareholders and its employees are not infringed. In 2007, the Supervisory Committee held 9 meetings in total (including physical meetings and written resolutions) to supervise the legality and regularity of the exercise of powers by the finance personnel, the Directors and the senior management, and have attended all general meetings and board meetings. The details of the work of the Supervisory Committee are disclosed in the *"Report of the Supervisors"* in this Annual Report.

2、 內部監控及風險管理

本公司按照上海證券交易所發佈的《上海證券交易所上市公司內部控制指引》，香港聯合交易所發佈的《企業管治常規守則》，財政部發佈的《內部會計控制規範 — 基本規範(試行)》，以及內部會計控制具體規範的要求，制定了一系列內部控制制度，並在公司生產經營活動中發揮了應有的作用，促進了本公司規範化運行。

本公司一貫重視管理的制度化、程序化和規範化，為了保證控制目標的實現，本公司在貨幣資金、銷售及收款、採購及付款、成本費用、對外投資、擔保、籌資、工程項目、實物資產、投資、稅務、對附屬公司管理、關聯交易、人事管理等環節制定了較為完善的控制制度和程序，並嚴格執行。近年來公司相繼建立和完善了200餘項內部管理制度，190餘項操作流程，各個部門均建立了相應的控制制度和管理流程，內部管理制度基本上已經涵蓋了生產經營的各個方面。

本公司董事會負責建立及維持內部控制系統，以檢討內部控制體系的有效性，保障股東權益和公司財產。公司董事會下設的審計委員會，定期聽取公司內部控制建設情況，並督導公司進一步完善內控體系，確保內部控制制度得到貫徹實施。

2. Internal Control and Risk Management

The Company established a series of internal control systems in accordance with the *Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange* issued by Shanghai Stock Exchange, *Code on Corporate Governance Practice* issued by The Stock Exchange of Hong Kong Limited, *Internal Accounting Control Criteria - Basic Criteria (Trial Implementation)* issued by Ministry of Finance and requirements of detailed internal accounting control criteria, which played corresponding roles in the production and operations of the Company and improved the compliant operations.

The Company has always place importance on the institutionalization, routinization and standardization of management. To ensure the realization of its control target, the Company has established a relatively more comprehensive control system and procedures in areas of currency and funds, sales and incomes, purchasing and payments, cost and expenses, external investments, guarantees, fund raising, construction projects, real assets, investments, taxation, management over subsidiaries, related-party transactions and human resources, and has implemented them strictly. In recent years the Company gradually established and improved approximately 200 internal management systems and 190 operational procedures, and all departments have established corresponding control systems and management procedures, therefore, the internal management system has generally covered all areas in production and operations.

The Company's Board of Directors is responsible for establishing and maintaining the internal control system so as to review the effectiveness of the internal control system and protect the rights of the Company's shareholders and its assets. The Audit Committee under the Board of Directors regularly receives information regarding the establishment of the Company's internal control system, and supervises the further improvements of the internal control system to ensure the implementation of its internal control system.

2007年本公司聘請內部控制專業咨詢機構，並在其幫助下開展了系統和全面地風險辨識評估工作，形成了公司的風險事件庫，建立了風險分類體系，繪製了風險圖譜，明確了風險管理責任，進一步提升了公司的內部控制和風險管理水平。

In 2007, the Company appointed professional internal control consulting organization, and developed systematic and comprehensive risk identification and assessment work, and formed the Company's risk database, and established the risk classifying system, drew up the risk chart and confirmed the risk management responsibilities, improving the Company's internal control and risk management.

為確保本公司經營管理及內部控制系統的有效性，公司成立了內控部，內控部向董事會負責，定期對公司生產經營及內部控制活動中可能存在的風險進行檢查、評價及推進整改，並定期向董事會審計委員會匯報獨立意見和建議。

To ensure the effectiveness of the Company's operational management and internal control system, the Company established a Internal Control Dept., which reports directly to the Board of Directors. It regularly inspects, assesses and adjust risks that may exist in the Company's production, operations and internal control activities, and gives independent opinion and suggestions regularly to the Audit Committee.

3、 公司內部控制的自我評估報告和審計機構的核實評價意見

2007年12月26日，公司境內審計師普華永道中天會計師事務所有限公司為公司發行分離交易可轉債向中國證監會報送審批材料之目的，出具《內部控制審核報告》，認為本公司及其控股子公司於2007年9月30日在所有重大方面保持了按照財政部頒發的《內部會計控制規範 — 基本規範(試行)》及內部會計具體規範標準建立的與財務報表相關的有效的內部控制。

3. Self-Assessment Controlled Internally by the Company and Verification Comments by the Auditors

On 26 December 2007, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company, the domestic auditor of the Company, for the purpose of submission of reports in relation to the proposed issuance of bonds with warrants to China Securities Regulatory Commission (CSRC) for approval, issued the *Reviewing Report on Internal Control*, and was of the view that, as at 30 September 2007, the Company and its subsidiaries had maintained, in all material aspects, the effective internal control in accordance with the *Internal Accounting Control Criteria - Basic Criteria (Trial Implementation)* issued by Ministry of Finance and requirements of detailed internal accounting control criteria.

4、 外聘審計師及酬金

本年度報告所收錄之財務報表分別根據中國會計準則和香港財務準則編制，並分別經普華永道中天會計師事務所(「普華永道中天」)和羅兵咸永道會計師事務所(「羅兵咸永道」)審計。報告期內，在本公司準備公開發行分離交易可轉債的有關報送材料過程中，普華永道中天亦為本公司提供所需的相關財務資料之審計或審閱、審核服務，包括：i) 出具了關於本公司內部控制制度的鑒證報告；ii) 出具了關於《董事會關於前次募集資金使用情況的說明》的專項審核報告；iii) 出具了「合并淨資產收益率和每股收益、非經常性損益計算表」專項說明。

4. External Auditor and remuneration

The financial statements included in the 2007 Annual Report are prepared in accordance with PRC GAAP and HKFRS respectively, and have been audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company ('PwC Zhong Tian') and PricewaterhouseCoopers ('PwC') respectively. During the reporting period, while the Company was in the process of preparing documents for the public issuance of bond with warrants, PwC Zhong Tian also provided auditing or reviewing, and checking services in respect of the relevant financial information including: i) issuing the authentication report regarding the internal control system of the Company; ii) issuing the specific report on *Explanation by Board of Directors over Use of Proceeds from Previous Offering*; iii) issuing the specific interpretation of *Consolidated Statement of Net Assets Profitability and Per Share Returns, Non-current Earnings and Losses*.

普華永道中天及羅兵咸永道已為本公司連續提供審計服務6年。2007年度，本公司應向普華永道中天會計師事務所和羅兵咸永道會計師事務所支付其年度審計工作的酬金為人民幣693萬元，本公司不承擔其差旅費及其它費用。

PwC Zhong Tian and PwC have provided auditing services for 6 consecutive years. For the year of 2007, the Company should pay RMB6.93 million to PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers for their full-year auditing work, and no expenses for business trip and other expenses shall be borne by the Company.

審計委員會已對普華永道中天及羅兵咸永道的專業素質、2007年度審計工作的執行情況進行了討論和評估，並提出了相應的意見和改進建議。審計委員會向董事會提出了聘任普華永道中天為公司國內審計師、聘任羅兵咸永道為公司國際審計師的建議，並將提交2007年度股東年會供股東最終批准。

The Audit Committee has conducted discussion and assessment on the professional qualities of PwC Zhong Tian and PwC, and the implementation of 2007 auditing work, and has raised relevant comments and suggestions for improvements. The Audit Committee proposed to the Board of Directors regarding the appointment of PwC Zhong Tian as the Company's domestic auditor, and PwC as its international auditor, and will submit such proposal to the 2007 AGM for the shareholders' final approval.

五、股東及其他利益相關者

V. Shareholders and Other Interest-related Parties

1、 股東大會

1. General Meeting

本公司一直致力於維護全體股東的合法權益，股東大會的召集召開嚴格按照《公司章程》、《股東大會議事規則》的規定。公司股東大會由董事會召集，由董事長主持召開。股東大會由公司執行董事作提案報告，對提案表決的監票和計票由股東代表、監事代表及見證律師、香港執業會計師(點票監察人)共同進行，由會議主席(董事長)宣佈表決結果，正式形成大會決議。公司聘請的顧問律師對大會作見證並發表法律意見書。

The Company is always devoted to protecting the legal rights of all shareholders. The convention and holding of general meeting are strictly in accordance with the terms in the *Articles of Association and Rules Governing Discussion* in General Meeting. The Company's general meeting is convened by the Board of Directors and chaired by the Chairperson of the Board of Directors. The executive Directors report the proposals in the general meeting, while the shareholders' representatives, Supervisors' representatives, witnessing lawyers, chatered accountant in Hong Kong (Supervisor of Votes Counting) jointly inspect and count the votes in respect of the proposals, and the chairperson of the meeting (Chairman of the Board of Directors) announces the voting results, formally forming the resolutions of the meeting. The lawyers appointed by the Company witness the meeting and present their legal comments.

股東大會是公司的最高權力機構，依法行使職權，決定公司重大事項。每年的股東年會為董事會與公司股東提供直接溝通的渠道。因此，本公司高度重視股東大會，於會議召開45日前發出會

The General Meeting is the highest authority of the Company, which undertakes its duties in accordance with law and determines significant issues for the Company. The annual general meeting held annually provides the channel of direct communication between the Board of Directors and the shareholders of the Company. Therefore, the Company places high importance on the general meeting by distributing the meeting notice 45 days prior to the

議通知，在股東年會上，公司董事長及其他與會執行董事就股東關注的事項進行了廣泛深入的溝通及說明。

meeting date, and the Chairman and other attending Executive Directors make extensive and intensive communications and interpretation over the issues in which the shareholders are concerned with at the AGM.

2、投資者關係與溝通

2. Investor Relationship and Communications

本公司高度重視投資者關係管理工作，並努力通過各種渠道和形式加強與投資者的溝通與交流，對投資者關注的熱點問題給與及時的解答。同時，公司不斷致力於提升公司的透明度，幫助投資者加深對公司業務情況及發展前景的瞭解，並悉心聽取投資者的意見和建議，幫助公司提升公司治理和經營管理水平。

The Company places high importance on investor relations management work, and strives to improve communications with investors through different channels and manners, and to provide timely response to hot issues in which the investors are concerned with. Meanwhile, the Company is devoted to improving its transparency, in order to assist investors to understand the business and prospects of the Company more clearly, it also listens to the comments and proposals made by the investors carefully, allowing the Company to improve its corporate governance and operational management.

2007年，本公司接待境內外證券分析員、基金經理及其它投資機構/個人投資者現場調研及參觀共計120餘批300餘人次，單對單會議及小組會議共計150餘場，與證券分析員、基金經理電話會議200餘次，取得良好的效果。

In 2007, the Company dealt with a total of more than 300 persons in about 120 groups including foreign securities analysts, funds managers and other investment institutions/individual investors during site research and visits, there were over 150 one-to-one meetings and small group discussions, and over 200 conference calls with securities analysts and fund managers, obtaining fruitful results.

3、其他利益相關者

3. Other Parties with Related Interests

本公司認為：企業要保持基業常青、永續經營，應堅持誠信經營，認真履行社會責任，建立與公司利益相關者和諧共贏的長期合作關係。多年來，公司在經營業績穩步增長的同時，堅持依法納稅、誠信經營、回饋社會，積極參與社會公益性活動和環境保護。

The Company is of the view that it should have perpetual existence and maintain its operations with integrity and fulfill its social responsibilities, establishing a harmonic, win-win long-term cooperation with parties with related interests. For years, the Company has insisted on paying tax in accordance with law, operating with integrity, rewarding the society and actively participating in social welfare activities and environmental protection while its operational results is improving steadily.

六、公司治理專項活動的情況

VI. Specific activities of corporate governance

報告期內，本公司按照中國證監會的部署和要求，有效開展並順利完成了公司治理專項活動自查、公眾評議、現場檢查、整改提高及評估驗收幾個階段的工作。

During the reporting period, the Company, in accordance with the arrangements and requirements of CSRC, effectively carried out and smoothly completed several phases of work including self-inspection the Company's corporate governance activities, receiving public comments, site inspection, and improvements and appraisals.

自查過程中，為了更好地促進公司治理，根據適用法律法規的要求，公司重新制定了《信息披露事務管理制度》，並制定了《募集資金使用管理制度》和《董事、監事及高級管理人員所持本公司股份及其變動管理制度》。公司也聘請了外部咨詢機構協助對公司內部控制體系進行系統評估，完善公司的風險管理和內部控制制度，不斷提升風險管理水平。

During the self-inspection process, in order to improve corporate governance, the Company established new *Regulations on Management of Information Disclosure*, and established the *Regulations on Management of Use of Raised Capital* and *Regulations on Holdings of Shares in the Company by Directors, Supervisors and Senior Management and Relevant Changes*. The Company also employed external consulting agencies to assist itself in assessing the Company's internal control system, improving the Company's risk management and internal control system, and its risk management level continuously.

本公司分別於2007年6月29日和10月31日在境內報章和上市地交易所網站公佈了《公司治理自查報告及整改計劃》和《公司治理專項活動整改報告》，對自查情況、整改計劃、公眾評議、青島證監局現場檢查等情況進行了詳細的披露。

The Company published the *Corporate Governance Self-Inspection Report* and *Adjustment Plan and the Report on Improving Specific Activities of Corporate Governance* in domestic newspapers and of website of the stock exchange in which its shares were listed on 29 June 2007 and 31 October 2007 respectively, providing detailed disclosure on self-inspection, improvement plans, public comments, and site inspections by Qingdao Branch of CSRC.

通過此次公司治理專項活動的開展，進一步增加了公司董事、監事和高級管理人員的責任意識，同時對公司內部相關制度進行了全面梳理，並結合最新的法律、法規進行了修訂和完善，進一步促進了公司的規範運作。

Through the carrying out of the specific activities of corporate governance, it further increased the sense of responsibility of Directors, Supervisors and senior management of the Company. Meanwhile, it tidied up the related internal regulations of the Company, and made revisions and improvements by referring to the latest laws and regulations, which further promoted the compliant operations of the Company.

七、總結

VI. Conclusion

良好的企業管治有助於公司的健康發展及提高投資者的信心，而董事會的有效性是良好企業管治的核心。因此，公司董事會將結合今年的換屆工作，繼續致力於提升決策的效率和水平，促進公司的穩健發展及增加股東價值。

Good corporate governance is helpful to the healthy development of the Company and increasing investors' confidence, while the effectiveness of the Board of Directors is the core of good corporate governance. Therefore, the current Board of Directors, in its future service term, will further commit to improve efficiency and level of decision-making, and promote the steady development of the Company and increase shareholders' value.

一、行業分析
Sector Analysis

1. 2007年中國啤酒市場簡況
Profile of Beer Market in China in 2006

- 2007年國內啤酒市場保持了持續增長態勢，全年啤酒產銷量達到3,931萬千升，同比增長13.8%，連續五年成為世界最大的啤酒生產和消費國及發展最快的市場之一；
  In 2007, the domestic brewery sector maintained its continuous growth. Its annual sales volume reached 393.1 million hl with a year-on-year growth of 13.8%, which enabled it to become the country with largest beer production and consumption, and one of the fastest growing markets in the world for the fifth consecutive year;

- 國內啤酒市場目前仍處於整合階段，消費升級所帶來的廣闊市場前景令國內外啤酒巨頭紛紛加大了對中國市場的投入，通過購并、新建、擴建等方式擴充產能，加劇了市場競爭；
  At present, China's beer market is still in the phase of integration, and the prospect brought about by the rise in consumption has caused the domestic and international brewery magnates to increase their investments in China. The production capacity was increased through mergers and acquisitions, new construction and expansion, which led to fiercer competition;

- 市場集中度進一步提高，07年國內前十大啤酒生產商的市場份額已達到64%；
  The centralization of the market reached a higher level. In 2007, the market share of the top 10 domestic beer producers reached 64%;

- 啤酒生產原材料價格連續上漲，對啤酒生產企業形成了較大的壓力，行業利潤仍偏低；
  The rising price of raw materials for beer production in recent years brings great pressure to the beer producers, and the profit of the industry remains low;

- 由於我國人均啤酒消費量與國外發達國家相比仍有較大的差距，隨著國民消費水平的提高，啤酒行業的龍頭企業仍然具有較大的發展空間。
  As there is still a relatively big disparity in per capita beer consumption volume between China and other developed countries, the leading enterprises in the beer industry still have great room for development with the increase in national consumption level.

2. 中國啤酒行業產量變動
Changes in Output Volume of Brewery Sector in China



產量 Output (萬千升)
增長率 Growth Rate (%)
4000
3750
3500
3250
3000
2750
2500
2250
2000
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2088
2231
2274
2387
2540
2910
3062
3515
3931
5.1%
6.8%
2.0%
5.0%
6.4%
14.6%
5.2%
14.7%
1999
2000
2001
2002
2003
2004
2005
2006
2007

二、報告期內銷量及產品結構分析
Analysis to Sales Volume and Product Structure during the Reporting Period

1. 分地區啤酒銷量
Sales Volume by Geographical Areas

單位：萬千升



合計
Total: 454
同比增長
Y-o-Y Growth
合計
Total: 505
138
131
56
129
159
127
52
167
15%
-3%
-7%
29%
2006
2007
華南地區 South China
華北地區 North China
山東 (不含青島)
Shandong (excluding Qingdao)
青島 Qingdao

2. **二零零七年產品結構情況**
Product Structure in 2007

單位：萬千升


合計
Total: 454
同比增長
Y-o-Y Growth
合計
Total: 505
19%
163
193
182
26%
229
109
24%
83
2006
2007
主品牌 Principal Brand
第二品牌 Secondary Brands*
其他品牌 Other Brands

注：第二品牌中含"彪城，大白鯊"。

3. **出口情況**
Exports

單位：萬千升


合計
Total: 6.5
合計
Total: 7.6
1.2
1.4
1
1
4.3
5.2
2006
2007
歐洲市場 European Market
北美市場 North America Market
東南亞市場 Southeast Asia Market

三、報告期內主要財務分析（按中國會計準則計算）

Analysis to Main Finance during the Reporting Period (In accordance with PRC GAAP)

(I) 公司主營業務及經營情況分析
Analysis to Principal Business and Operational Situations of the Company

二零零七年國內啤酒市場繼續保持了快速發展的態勢，本集團實現啤酒銷售量505萬千升，同比增長11%；實現銷售收入135.3億元人民幣，同比增長15.9%；實現淨利潤5.58億元人民幣，同比增長27.7%，繼續呈現利潤增幅高於銷售收入、銷售收入增幅高於銷量的良好發展態勢。

In 2007, the domestic brewery sector maintained its continuous growth. The Group realized a sales volume of 50.5 million hl, representing an increase of 11% compared to 2006; sales income of RMB13,530 million, representing an increase of 15.9% compared to the previous year; profit attributable to shareholders was RMB558 million, representing an increase of 27.7% compared to the previous year, which continues to show a good development trend in which the growth in profit is greater than the increase in sales income, which is in turn greater than the increase in sales volume.

1. **主營業務收入分地區情況**
The Company's Revenues from Principal Business for Geographical Markets

詳情載於董事會報告之「公司經營情況」。
For details, please refer to "Operations of the Company" in the Report of the Directors.

2. **主營業務成本**
Cost of Principal Business

二零零七年本集團主營業務成本為78.7億元人民幣，同比增長13.9%。主要為銷售規模的擴大以及原材料的價格上漲所致。有關生產成本結構比例如下：
In 2007, the cost of principal business of the Group was RMB7.87 billion, representing an increase of 13.9% compared to the previous year, which was mainly caused by expansion of sales scale and rise in price of raw materials. The structure of production cost is as follows:


3.2%
16.9%
6.9%
0.6%
0.4%
1.4%
5.6%
2006
麥芽 Malt
大米 Rice
酒花 Hops
水 Water
輔助材料 Supporting Materials
能源 Energy
包裝材料 Packaging Materials
直接工資 Direct Salary
製造費用 Manufacturing Expenses
3.5%
16.8%
6.9%
0.7%
0.3%
1.1%
5.3%
50.5
2007

3. **期間費用**
Expenses during the period

(1) 二零零七年本集團銷售費用為26.5億元人民幣，同比增長29.1%。主要為報告期內增加了奧運營銷及品牌推廣等廣告性支出和提高了市場投入。
In 2007, the sales expenses of the Group was RMB2,650 million, representing an increase of 29.1% compared to the previous year, which was mainly caused by the increase in advertising expenses relating to Olympic marketing and brand promotion, and increase in marketing fees.

(2) 二零零七年本集團管理費用為6.67億元人民幣，同比下降5.2%。主要為報告期內根據於2007年1月1日起中國新會計準則的要求，沖回以前年度結餘福利費約0.58億元人民幣；扣除上述因素的影響後，本報告期發生的管理費用比上年同期略有上升。
In 2007, the management expenses of the Group was RMB667 million, representing a decrease of 5.2% compared to the previous year, which was mainly caused by set-offs against balance of previous years in the amount of about RMB58 million pursuant to requirements in the China's new accounting policies being effective since 1 January 2007. If disregard the above factor, the management expenses occurred during this reporting period were a little higher than that of the previous year.

(3) 二零零七年本集團財務費用為-588萬元人民幣，同比下降152.9%。主要是由於受人民幣升值的影響，產生的匯兑收益所致。
In 2007 the financial expenses of the Group was -RMB5.88 million, representing a decrease of 152.9% compared to the previous year, which was mainly caused by the exchange returns due to the appreciation of Renminbi.

4. **資產減值損失**
Losses from Devaluation of Assets

二零零七年本集團資產減值損失為1.67億元人民幣，同比下降52.1%。主要為二零零六年對三環、南寧子公司計提了1.18億商譽減值所致。
In 2007, the losses caused by the devaluation of assets of the Group was RMB167 million, representing a decrease of 52.1% compared to the previous year, which was mainly caused by the devaluation of goodwill of RMB118 million of Tri-circle Company and Naming Company in 2006.

(II) **資產負債構成情況說明**
Interpretation of Composition of Assets/Liabilities

1. **貨幣資金**
Currency Funds

二零零七年年末本集團貨幣資金為13.35億元人民幣，較期初增長8.3%。主要為公司產品銷售態勢良好，經營活動產生的現金流入增加所致。
By the end of 2007 the currency funds of the Group was RMB1,335 million, representing an increase of 8.3% compared to the beginning of 2007, which was mainly caused by the good trend of sales of the Company's products and the increase in cash-inflow brought about by business activities.

2. **預付帳款**
Pre-paid Accounts

二零零七年年末本集團預付帳款為8.62億元人民幣，較期初增長266.2%。主要為原材料價格漲幅較大，為保證貨源和穩定採購成本，本集團年底預付了大額材料採購款所致。
By the end of 2007 the pre-paid accounts of the Group was RMB862 million, representing an increase of 266.2% compared to the beginning of 2007, which was mainly caused by the great increase in prices of raw materials, and in order to guarantee supply and stabilize the purchasing costs, the Group has made a huge pre-payment at the end of 2007.

3. **存貨**
Inventory

二零零七年年末本集團存貨為21.87億元人民幣，較期初增長33.3%。主要為公司增加原材物料的儲備所致。
By the end of 2007 the inventory of the Group was RMB2,187 million, representing an increase of 33.3% compared to the beginning of 2007, which was mainly caused by the increase in stock of raw materials.

4. **長期股權投資**
Long-term Equity Investment

二零零七年年末本集團長期股權投資為3,355萬元人民幣，較期初增長30.2%。主要為公司增加對朝日飲品聯營公司的投資所致。
By the end of 2007 the long-term equity investment of the Group was RMB35.55 million, representing an increase of 30.2% compared to the beginning of 2007, which was mainly caused by the increase in investment by the Company in the associates of Asahi Company.

5. 遞延所得稅資產
Deferred Income Tax Assets

二零零七年年末本集團遞延所得稅資產為1.75億元人民幣，較期初增長172.9%。主要為按新所得稅法本集團適用的所得稅率自2008年1月1日調整為25%，而年初本公司適用所得稅率為15%所致。
By the end of 2007 the deferred income tax assets of the Group was RMB175 million, representing an increase of 172.9% compared to the beginning of 2007, which was mainly caused by the adjustment of the applicable income tax rate of the Group to 25% on 1 January 2008, while the applicable tax rate at the beginning of the year was 15%.

6. 應交稅費
Payable Tax

二零零七年年末本集團應交稅費為5.16億元人民幣，較期初增長122.3%。主要為2007年度本公司適用所得稅率由15%調整為33%增加繳納所得稅所致。
By the end of 2007 the payable tax by the Group was RMB516 million, representing an increase of 122.3% compared to the beginning of 2007, which was caused by the increase in payable tax brought about by the adjustment of the applicable income tax rate for the Company from 15% to 33% in 2007.

7. 長期借款
Long-term Borrowings

二零零七年年末本集團長期借款為9,085萬元人民幣，較期初增長70.6%。主要為本集團一在建的子公司－青島啤酒榆林有限責任公司因建廠需要，向中國建設銀行西安市蓮湖路支行分三筆借入總額人民幣5,000萬元為期五年期的借款。
By the end of 2007 the long-term loans of the Group was RMB90.85 million, representing an increase of 70.6% compared to the beginning of 2007, which was mainly caused by a 5-year loan in the amount of RMB50 million in 3 parts provided by Lianhu Rd. Sub-branch of Xi'an of China Construction Bank to Tsingtao Brewery Yulin Company Limited, a Group's subsidiary under construction, for construction of factories.

8. 專項應付款
Specific Amounts Payable

二零零七年年末本集團專項應付款為6,137萬元人民幣，較期初增長691.0%。主要為本集團子公司政策性搬遷收到政府撥給的搬遷補助款所致。
By the end of 2007 the specific amounts payable of the Group was RMB61.37 million, representing an increase of 691.0% compared to the previous year, which was mainly caused by the compensations provided by the local government for the relocation of subsidiaries of the Group.

(III) 現金流量情況分析
Analysis of Currency Flow

1. 二零零七年本集團經營活動產生現金流量淨額為10.94億元人民幣，比去年同期11.28億元減少0.34億元，同比降幅3.0%。其中，銷售收到的現金為人民幣155.62億元，比去年同期增加17.70億元，主要是報告期內銷售增長所致；購貨及接受勞務支付的現金為人民幣95.66億元，比去年同期增加12.84億元，主要是報告期內產銷規模增長、原材料漲價及預付帳款增加所致。
In 2007 the net currency flow arising from business activities of the Group was RMB1,094 million, which has decreased by RMB33 million from RMB1,128 million during the same period in last year, representing a decrease of 3.0%, among which cash from sales was RMB15,562 million, which has increased by RMB1,770 million compared to the same period in previous year and was mainly caused by the growth of sales during the reporting period; payment in cash for purchase of goods and labor was RMB9,566 million, which has increased by RMB1,284 million compared to the same period in the previous year and was mainly caused by the growth in scale of sales, rise in price of raw materials and increase in pre-paid accounts.

2. 二零零七年本集團投資活動產生現金流量淨額為-11.15億元人民幣，比去年同期-5.29億元減少5.86億元。主要是公司新成立成都、濟南、榆林等子公司購買長期資產所致。
The net amount of cash flow arising from investing activities of the Group in 2007 was RMB1,115 million, which has decreased by RMB586 million from RMB529 million during the same period in the previous year, which was mainly caused by the purchase of long-term assets by the newly established subsidiaries of the Company in Chengdu, Jinan and Yulin.

3. 二零零七年本集團籌資活動產生現金流量淨額為1.02億元人民幣，比去年同期-6.35億元增加7.37億元。主要是二零零六年償還到期借款所致。
The net amount of cash flow from fund raising activities of the Group in 2007 was RMB102 million, which has increased by RMB737 million from –RMB635 million during the same period in the previous year, which was mainly caused by the repayment of borrowings due in 2006.

(IV) 其他經營情況說明
Interpretation of Other Operational Situations

1. 投資
Investments

二零零七年本公司投資額為34,176萬元，同比下降20.4%，主要包括：出資人民幣1.5億元全資成立了青

島啤酒（成都）有限公司；對全資子公司青島啤酒（濟南）有限公司增資人民幣1.2億元，使其註冊資本達到人民幣2億元；對持股比例為76.1%的子公司青島啤酒西安漢斯集團有限公司增資人民幣5,000萬元。上述項目預計2008年至2009年期間竣工投產。

In 2007 the Company's investment was RMB341.76 million, representing a decrease of 20.4% compared to the previous year, which mainly includes: investment of RMB150 million to establish the Tsingtao Brewery (Chengdu) Company Limited, and further increased its investment in the amount of RMB120 million in its wholly-owned subsidiary Tsingtao Brewery (Jinan) Company Limited, to enable its total registered capital to reach RMB200 million; increase of investment in its subsidiary, Tsingtao Brewery Xi'an Hans Group Company Limited, in which it holds 76.1% interest, in the amount of RMB 50 million, it is expected that the above projects will begin production between 2008 and 2009.

報告期內，本公司未發生有關附屬公司及聯營公司的重大收購及出售事項。

During the reporting period, no affairs of significant acquisitions and sales of the subsidiaries and associates of the Company ever occured.

2. **債務資本率**
Debt/Capital Ratio

本集團二零零七年十二月三十一日的債務資本率為1.62%（二零零六年十二月三十一日：1.01%）。債務資本率的計算方法為：長期借款總額/(長期借款總額+歸屬於母公司股東權益）。

As at 31 December 2007, the Group's debt/capital ratio was 1.62% (1.01% as at 31 December 2006). The calculation of debt/capital is: total amount of long-term borrowings/(total amount of long-term borrowings + Shareholders' equity belonging to the parent company).

3. **資產抵押**
Mortgage of Assets

於二零零七年十二月三十一日，本集團銀行抵押借款人民幣2,000萬元系由淨值約為人民幣3,700萬元的機器設備以及人民幣1,040萬元的原材料作為抵押物(二零零六年十二月三十一日：銀行抵押借款人民幣1,600萬元系由淨值約為人民幣3,580萬元的機器設備作為抵押物）。

As at 31 December 2007, the machines and equipment with value of RMB37 million and the raw materials with value of RMB10.4 million stood as collateral for the bank facilities in the amount of RMB20 million (As at 31 December 2006, the machines and equipment with value of RMB 35.8 million stood as collateral for the bank facilities in the amount of RMB16 million).

4. **匯率波動風險**
Exchange Rate Fluctuating Risk

由於本集團目前用於主品牌生產的原材料大麥主要依賴進口，因此匯率的變動將會間接影響本集團的原材料價格，從而對本集團的盈利能力產生一定影響。

As the Group's raw materials barley, which was used in production of the major brands, currently relies on importation, the fluctuation in exchange rate would indirectly affect the price of raw materials used by the Group, hence bringing certain impacts to the profitability of the Group.

由於人民幣匯率的不斷上漲，對本集團的出口業務也將產生一定的負面影響。

The continuous appreciates of Renminbi will also bring some negative impacts to the exports of the Group.

5. **2008年資本性開支**
Capital Expenses in 2008

本集團將繼續保持持續資本投入以擴大集團內企業現有的產能規模。2008年擬用於現有工廠改造、新建及購并（如有）項目的資本性開支約為人民幣22.7億元。所需資金來源除包括2008年發行分離交易可轉債的募集資金人民幣15億元外，其餘資金由本集團自有資金或銀行貸款補充。

The Group shall continue to make capital investments to enlarge the existing production scale of the enterprises within the Group. The capital expenses to be used in the reconstruction of existing plants, new constructions, mergers and acquisitions (if any) in 2008 is about RMB2,270 million,. The required sources of funds include proceeds from issuing bonds with warrants in 2008 in the amount of RMB1,500 million, and the remaining funds comes from the Group's own capital or bank loans.

6. **或有負債**
Potential Liabilities

詳情載於隨附時務報表之附註。

For details, please refer to the attached Notes to the Financial Statements.

7. **員工情況**

本公司薪酬制度是根據「以崗定薪」、「以績定獎」的原則制定，薪酬定位與市場接軌，參照市場水平設定合理的薪酬區間，實行寬幅管理，依據國家相關法規要求向員工提供相應的福利制度，關注員工學習成長。截至2007年12月31日止，本公司未有設立認股權計劃。詳情載予董事會報告之員工情況。

The remuneration policy of the Company was established on the principles of "remuneration shall be determined with reference to position" and "incentive shall be determined with reference to performance", and was in line with market practice. The Company set a reasonable range of the amount of emoluments with reference to market rate and adopted such range in a flexible manner, provided suitable welfare package to its staff in accordance with the relevant laws and regulations of the State. It also focused on staff's progress and development. As at 31 December 2007, the Company did not establish any share option scheme. For details, please refer to "Staff" in Report of the Directors.



李桂榮先生
Mr. LI Gui Rong

李桂榮先生，現年68歲。本公司董事長。李先生曾任青島市計劃委員會副主任、主任等職務，1996年6月加盟本公司並出任董事長。李先生多年從事企業管理和經濟管理工作，熟悉國家有關經濟政策、法規，在企業管理和經營決策方面有豐富的經驗。李先生具有總攬全局的戰略眼光和駕馭全局的能力，對推進公司法人治理結構和發展戰略的提升起了決定性的作用。李先生同時兼任青島啤酒集團有限公司董事長一職。

Mr. LI Gui Rong, aged 68, is the Chairman of the Board of Directors of the Company. Mr. LI ever served as Deputy Director, Director in Qingdao Planning Commission before he joined the Company as Chairman in June 1996. Mr. LI has worked with corporate and economic management for many years, which helps him be familiar with the relevant State economic policies, laws and regulations, and obtain rich experience in corporate management and operational decision-making. With his strategic insights and commanding capacity on an overall basis, Mr. LI plays an ultimate role in promoting the Company's corporate governance and improving the development strategies. Besides, Mr. LI is also the Chairman of Tsingtao Brewery Group Company Limited.



金志國先生
Mr. JIN Zhi Guo

金志國先生，現年51歲，本公司副董事長、總裁，高級經濟師，中歐國際工商學院EMBA畢業，青島大學理學博士。金先生於1975年進入本公司前身青島啤酒廠工作，歷任職員、動力處處長，1994年任啤酒一廠廠長助理，1996年10月出任青啤西安有限責任公司總經理，2000年8月任本公司總經理助理，2001年8月任本公司總裁。金先生集二十多年啤酒企業經營管理及市場開拓經驗，探索了一整套包括戰略、營銷、品牌、文化、資本在內的商業運營模式，為本公司的穩健發展奠定了堅實的基礎。2008年1月，金先生成功榮膺「2007CCTV中國十大經濟年度人物」。金先生為第十、十一屆全國人大代表，同時兼任青島啤酒集團有限公司副董事長一職。

Mr. JIN Zhi Guo, aged 51, is the Vice Chairman, President of the Company, and Senior Economist with EMBA at China Europe International Business School (CEIBS) and Ph.D from Qingdao University. Mr. JIN joined Tsingtao Brewery Factory, the predecessor of the Company, as general staff in 1975, and later, Head of Power Dept. He took the position of Assistant to Factory Manager of Tsingtao Brewery No. 1 in 1994, General Manager of Tsingtao Brewery (Xi'an) Company Limited in October 1996, Assistant to the General Manager of the Company in August 2000, and General Manager of the Company in August 2001. With over 20 years' experience of operational management and market developing in brewery, Mr. JIN sets up a series of operational modes including strategy, marketing, brand, culture and capital, which established a consolidated basis for the steady development of Tsingtao Brewery. In January 2008, Mr. JIN was entitled '2007 CCTV Top 10 Economic Figures'. Mr. JIN is the Representative of the 10th and 11th National People's Congress (NPC). He is also the Vice Chairman of Tsingtao Brewery Group Company Limited.



Mr. Stephen J. BURROWS

伯樂思先生(Mr.Stephen J.Burrows)，現年56歲，本公司副董事長、非執行董事，美國密蘇里州Lindenwood大學工商管理碩士。Mr. Burrows現任美國安海斯—布希國際公司亞太地區首席執行官和總裁、A-B公司戰略委員會成員。歷任A-B公司美國西南部地區銷售副總裁、消費者意識和教育副總裁、品牌管理副總裁等職務，負責「百威」品牌和A-B公司其他啤酒品牌在全美國和各地區的廣告、銷售、包裝、研究和其他的市場發展活動，有三十餘年的啤酒企業經營管理及市場運作經驗。

Mr. Stephen J. BURROWS, aged 56, is the Vice Chairman and Non-executive Director of the Company with MBA at Lindenwood University in Missouri, USA. He is currently the CEO and President of Asia-Pacific in Anheuser-Busch International, Inc. as well as member of Strategic Committee of A-B Company. Mr. BURROWS has over 30 years' experience in operational management and market operations in brewery after working for A-B Company as Vice President (Sales) in South-western Region in USA, Vice President (Consumer Consciousness and Education), Vice President (Brand Management), and being responsible for the advertising, sales, packaging, research and other activities for market development in different regions and throughout USA for 'Budweiser' and other beer brands in A-B Company.


孫明波先生
Mr. SUN Ming Bo

孫明波先生，現年51歲，本公司執行董事、常務副總裁，南開大學EMBA碩士，同濟大學管理學博士。孫先生曾任本公司啤酒一廠副廠長、總工程師，本公司總經理助理兼副總工程師，孫先生具有豐富的啤酒企業生產、技術管理及戰略發展經驗，負責組織了公司與A-B公司戰略聯盟的談判和實施，統籌策劃了公司的重大資產重組和購併項目，在戰略管理理論方面有很深造詣，擁有工程系列應用研究員職稱。

Mr. SUN Ming Bo, aged 51, is the Executive Director and Executive Vice President of the Company with EMBA at Nankai University and Doctorial Degree of Management from Tongji University. Mr. SUN ever took the position of Deputy Factory Manager and Chief Engineer of Tsingtao Brewery No. 1, Assistant to the General Manager & Vice Chief Engineer of the Company. Mr. SUN took in charge of organizing the negotiation and implementation over the strategic alignment between the Company and A-B Company, overall planning of the significant asset restructuring and projects of M&A for the Company with substantial experience in production, technical management and strategic development in brewery. Mr. SUN obtained title of Applicable Researcher of Engineering with profound accomplishments in the theory of strategic management.


劉英弟先生
Mr. LIU Ying Di

劉英弟先生，現年51歲，本公司執行董事，高級工程師。劉先生曾任青島啤酒廠副廠長、本公司副總經理，在企業生產、技術和管理等方面，具有三十多年的豐富經驗，並負責組織推進了公司的管理現代化和信息化建設。劉先生於2006年榮獲國家信息化測評中心優秀CIO獎。劉先生同時兼任青島啤酒集團有限公司董事、執行總裁等職務。劉先生為青島市第十四屆人大代表及山東省第十屆政協委員。

Mr. LIU Ying Di, aged 51, is the Executive Director and Senior Engineer of the Company. Mr. LIU was ever the Deputy Factory Manager of Tsingtao Brewery No. 1, and Deputy General Manager of the Company. He has over 30 years' experience in corporate production, technology, management, and etc., and takes responsibility to organize and promote the modernization and information construction for the Company's management. In 2006, Mr. LIU was awarded prize of 'Best CIO' by the National Information Evaluation Center Mr. LIU is also the Director and Executive President of Tsingtao Brewery Group Company Limited. He is the Representative of the 14th People's Congress in Qingdao and Member of the 10th Shandong Committee of CPPCC.


孫玉國先生
Mr. SUN Yu Guo

孫玉國先生，現年53歲，本公司執行董事、副總裁、總會計師。孫先生曾任青島市財政局副處長、市國有資產管理局處長。孫先生在企業和政府部門從事財務工作三十多年，具有豐富的財務管理和資本運作經驗，擁有註冊會計師和註冊評估師資格。2005年2月，孫先生當選「首屆中國CFO十大年度人物」。

Mr. SUN Yu Guo, aged 53, is the Executive Director, Vice President and Chief Accountant of the Company. Mr. SUN ever worked as Deputy Department Head in Finance Bureau of Qingdao, and then Department Head in State-owned Assets Administration of Qingdao. Mr. SUN had been doing financial work in the governmental departments for over 30 years with qualification of CPA and CPV (Certified Public Valuator), which brought him rich experience in financial management and capital operations. In February 2005, Mr. SUN was awarded title of "Top 10 CFO in China" as the only successful candidate from Shandong Province.



Mr. Mark F. SCHUMM

Mr.Mark F.Schumm，現年52歲，本公司非執行董事，密執根大學工商管理碩士，主修財政金融。Mr. Schumm現任安海斯-布希國際公司亞洲業務運作和開發副總裁。Mr. Schumm在啤酒行業有二十多年的經驗，在A-B公司曾負責公司規劃及國際業務發展工作，並在財會、金融、出口、歐洲及加拿大地區的產品品牌管理，在日本實地經營管理以及亞洲業務的開拓發展方。

Mr. Mark F. SCHUMM, aged 52, is the Non-executive Director of the Company. He obtained MBA from principal Major of Finance at University of Michigan, USA. Mr. SCHUMM is currently the Vice President of Asia Operations and Development in Anheuser-Busch International, Inc. In the past 20 years, Mr. SCHUMM worked for A-B Company to be responsible for the corporate planning and development of international business, as well as the accounting, finance, export, brand management for their products in Europe and Canada, and obtained rich experience in site operational management in Japan as well as business development in Asia.



楚振剛先生
Mr. CHU Zhen Gang

楚振剛先生，現年59歲，本公司獨立董事，高級經濟師，南開大學EMBA畢業。楚先生現任青島市企業發展投資有限公司總經理，曾任青島市燃料公司副經理，青島市經濟委員會處長，青島市經委副主任、青島市市南區副區長等職，具有三十餘年企業管理和經濟管理經驗。楚先生同時擔任青島朗訊科技通訊設備有限公司董事及青島黃海橡膠股份有限公司副董事長等職務。

Mr. CHU Zhen Gang, aged 59, is the Independent Director of the Company, and Senior Economist with EMBA at Nankai University. He is the General Manager of Qingdao Enterprise Developing & Investing Co., Ltd. Mr. CHU was ever the Deputy Manager of Qingdao Fuel Co., Ltd., Department Head and Deputy Director of Qingdao Economy Commission, Vice Head of Government of Shinan District of Qingdao, with over 30 years' experience in corporate and economic management. Mr. CHU is also the Director of Lucent Technologies Qingdao Communications Systems, Ltd., Vice Chairman of Qingdao Yellow Sea Rubber Co., Ltd., and etc.



付洋先生
Mr. FU Yang

付洋先生，現年58歲，本公司獨立董事，付先生為北京市康達律師事務所合夥人、主任，中國國際經濟貿易仲裁委員會仲裁員。付先生曾任全國人大法制工作委員會經濟法室副主任，主要參加過經濟合同法、涉外經濟合同法、礦產資源法、藥品管理法、公司法、環保法等40餘部法律的制訂工作。付先生並曾任中華全國律師協會第三、四、五屆副會長。

Mr. FU Yang, aged 58, is the Independent Director of the Company. He is the Partner and Director of Kang Da Law Firm in Beijing, Arbitrator of China International Economic and Trade Arbitration Commission. Mr. FU ever served as Deputy Director of the Economic Law Office in the Commission of Legislative Affairs of NPC, participating in preparation of over 40 laws such as Economic Contract Law, Law on Economic Contracts Involving Foreign Interest, Mineral Resources Law, Law on the Administration of Drugs, Company Law, and Environmental Protection Law. Mr. FU was also Vice President of 3rd, 4th and 5th All China Lawyers Association.

李燕女士，現年51歲，本公司獨立董事。李女士現任中央財經大學財政學院教授、副院長，中國財稅法學研究會理事、全國財政學教學研究會理事。李女士擁有註冊會計師專業資格，並為中國註冊會計師協會非執業會員。李女士具有多年財稅教學科研及實踐經驗，主編出版專著、教材20餘部，主持了包括國家社會科學基金項目在內的多項重大課題，參與了包括國務院國資委、財政部、教育部、中國法學會、北京市等多項國家級、省部級課題的研究，發表學術論文多篇，並多次獲獎。同時，李女士還作為全國人大財經委咨詢專家參與了我國《稅收徵收管理法》、《政府採購法》、《預算法》等法律的制定或修改討論，主持和參與了北京市多個區縣的財政「十一五」規劃的制定，並在多家公司任財稅顧問，為服務社會發揮了積極作用。



李燕女士
Ms. LI Yan

Ms. LI Yan, aged 51, is the Independent Director of the Company. She is the Professor in School of Public Finance and Administration and Vice President of Finance School at Central University of Finance and Economics, member of China Finance and Taxation Law Society and member of National Institute of Teaching Study of Finance. Ms. LI is the Non-professional Member with CPA certificate of the Chinese Institute of Certified Public Accountants. Ms. LI has years' of experience in teaching, researching and practicing of finance and taxation. She published over 20 books and textbooks as chief editor, and hosted dozens of significant subjects including the project of the National Social Science Fund, participated in the researches on the State's, ministry's and provincial subjects including those of the State-owned Assets Supervision and Administration Commission of the State Council, Ministry of Finance, Ministry of Education, China Law Society., and Beijing. Meanwhile, as Consulting Expert of NPC Finance and Economy Committee, Ms. LI participated in the working out and discussions for revision of laws including Law of Administration of Taxes Collection, Law of Governmental Purchase, Budget Law, hosted and participated in the working our of the '11th 5-year' Scheme of Finance for some districts and countries in Beijing, and took position of Financial Consultant in a couple of companies, which played active roles in serving the society.

潘昭國先生，現年45歲，本公司獨立董事。潘先生現任職華寶國際控股有限公司執行董事。潘先生擁有國際會計學碩士學位，法律深造證書，法律(榮譽)學士學位及商業學(榮譽)學士學位，並分別為香港證券專業學會會員、英國特許秘書及行政人員公會及香港特許秘書公會會員，及為香港證券專業學會專業教育委員會委員。潘先生在證券法規、商業及投資銀行方面擁有廣泛的經驗，在金融及證券界從業約二十二年，曾擔任監管、投資銀行及財務顧問等角色。潘先生現為於香港交易所主板上市之深圳中航集團股份有限公司的獨立董事。



潘昭國先生
Mr. POON Chiu Kwok

Mr. POON Chiu Kwok, aged 45, is the Independent Director of the Company. He is currently an Executive Director of the Huabao International Holdings Limited. Mr. POON holds a master degree in arts, majoring in international accounting, a postgraduate certificate in laws, a bachelor degree with honors in laws, and a bachelor degree with honors in arts, majoring in business studies. He is a member of the Hong Kong Securities Institute ("HKSI"), the Institute of Chartered Secretaries and Administrators, the Hong Kong Institute of Chartered Secretaries, and Professional Education Committee of HKSI. Mr. POON has extensive experience in securities regulations and commercial and investment banking. He has been working as a regulator, investment banker and financial adviser in the financial and securities sector for around 22 years. Mr. POON currently serves as an Independent Non-executive Director of CATIC Shenzhen Holdings Limited being a H-share company listed on the Main Board of HKEx.



孫賈堯先生
Mr. SUN Jia Yao

孫賈堯先生，現年58歲，本公司監事會主席，大學文化程度。孫先生兼任青島益青國有資產控股公司監事會主席，青島流亭國際機場有限公司監事會主席，青島啤酒集團有限公司監事會主席。孫先生曾任青島市黃島區委副書記、台東區政府副區長、青島市紡織總公司董事及副書記，熟悉企業管理及經濟管理。1999年起，先後被市政府委派擔任青島凱聯(集團)有限責任公司和青島(香港)華青發展有限公司專職監事會主席，積累了豐富的監事會運作經驗。

Mr. SUN Jia Yao, aged 58, is the Chairman of the Board of Supervisors of the Company, with university educational background. Mr. SUN is also the Chairman of the Board of Supervisors of Qingdao Yiqing State-owned Assets Holdings Company, Qingdao Liuting International Airport Company, and Tsingtao Brewery Group Company Limited. Mr. SUN ever served as Deputy Secretary to the Party of Huang Dao District of Qingdao, Deputy Head of Government of Taidong District of Qingdao, and Board Director and Deputy Secretary to the Party of Qingdao Textile Corporation, which helped him be familiar with corporate and economic management. Since 1999, Mr. SUN has accumulated considerable experience in operating Board of Supervisors through taking the position as full-time Chairman of Board of Supervisors of Qingdao Kailian (Group) Corporation Limited and Qingdao (Hong Kong) Huaqing Development Co., Ltd. under assignment by the People's Government of Qingdao.



黃祖江先生
Mr. HUANG Zu Jiang

黃祖江先生，現年42歲，本公司職工監事，南開大學EMBA畢業。黃先生現任本公司生產運營總裁助理兼製造中心生產管理總部部長，曾任青島啤酒二廠釀造車間主任、生產計劃處處長、廠長助理、副廠長、廠長，深圳青島啤酒朝日有限公司董事、副總經理等職，從事企業內部管理工作多年，有豐富的企業管理經驗。

Mr. HUANG Zu Jiang, aged 42, is the Supervisor as Staff Representative of the Company with EMBA at Nankai University. He is currently Assistant to President of Production and Operation, and Head of Production Management Dept. of Manufacturing Center. Mr. HUANG ever worked as Director of Brewing Workshop, Head of Production Planning Dept., Assistant to the Factory Manager, Deputy Factory Manager and Factory Manager of Tsingtao Brewery No. 2, as well as Board Director, Vice General Manager of Shenzhen Tsingtao-Asahi Company Limited, and etc. Mr. HUANG accumulates substantial experience in corporate management after having worked for the internal corporate management for years.



任增貴先生
Mr. REN Zeng Gui

任增貴先生，現年44歲，本公司職工監事，中國對外經濟貿易大學MBA課程班畢業，擁有會計師職稱。任先生現任本公司內控部部長，曾任本公司青島啤酒第五有限公司財務總監、監事會辦公室審計處處長、審計總部部長。任先生從事財務工作20餘年，有豐富的企業財務管理及審計工作經驗。

Mr. REN Zeng Gui, aged 44, is the Supervisor as Staff Representative of the Company with MBA Class at University of Foreign Business and Economics, and holds title of Accountant. He is the Head of Internal Control of the Company. Mr. REN was ever the Finance Director of Tsingtao Brewery No. 5 Company Limited, Head of Audit Dept. under Office to the Board of Supervisors and Head of Audit Dept. Mr. REN has been working with financial and auditing affairs for over 20 years, which brought him substantial experience in corporate finance management and auditing.



鄭曉凡女士
Ms. Frances ZHENG

鄭曉凡女士，現年45歲，本公司股東代表監事，美國賓西法尼亞州伊思坦大學工商管理碩士。現任安海斯-布希亞洲公司財務總監。鄭女士在中國、美國及香港等地的國際化專業性事務所及企業工作20多年，經驗豐富，工作範圍包括業務拓展、稅收籌劃、投資咨詢等專業服務，以及企業規劃、財務分析和企業管理等領域。

Ms. Frances ZHENG, aged 45, is the Supervisor as Shareholders Representative of the Company. She obtained MBA at Eastern University of Pennsylvania, USA. She is currently the Finance Director of Anheuser-Busch Asia, Inc. Ms ZHENG has worked for international and professional agencies and enterprises in China, USA and Hong Kong SAR for over 20 years with substantial experience. Her working scale includes the professional services of business development, taxation planning, and the areas of enterprise planning, financial analysis and business management.



劉清遠先生
Mr. LIU Qing Yuan

劉清遠先生，現年59歲，本公司外部監事，畢業於青島科技大學，劉先生現任青島律師協會常務理事、副會長，山東天和人律師事務所主任。曾任青島市市南區律師事務所律師，青島市市南區政府法律顧問，具有長期的法律工作經驗。

Mr. LIU Qing Yuan, aged 59, is the External Supervisor of the Company. Mr. LIU graduated from Qingdao Institute of Chemical Engineering. He is currently the Standing Director and Vice Chairman of Qingdao Lawyers Society, and Director of Shandong Tianheren Law Firm. He was ever the lawyer of Qingdao Shinan District Law Firm, Law Consultant of Government of Shinan District of Qingdao, with substantial experience in legal affairs.



鐘明山先生
Mr. ZHONG Ming Shan

鐘明山先生，現年56歲，本公司外部監事，高級會計師，大專文化程度。鐘先生現任信永中和會計師事務所審計合夥人、青島分所主任會計師，歷任青島會計師事務所副所長、青島市財政駐廠員管理處副主任、山東德盛有限責任會計師事務所所長，長期從事財務工作，擁有中國註冊會計師執業資格。

Mr. ZHONG Ming Shan, aged 56, is the External Supervisor of the Company and Senior Accountant with college educational background. He is currently audit partner of Shinewing Certified Public Accountants and Chief Accountant of its Qingdao Branch. Mr. ZHONG has a long history in financial work with Profession Qualification of CCPA after having served as Vice Head of Qingdao CPA Services, Deputy Director of Plant Representative Dept. of Qingdao Finance Bureau and Head of Shandong Desheng CPA Ltd.


樊偉先生
Mr. FAN Wei

樊偉先生，現年48歲，本公司生產運營總裁，江南大學碩士研究生畢業。樊先生曾任本公司青島啤酒二廠副廠長、總工程師、總釀酒師等職，有豐富的啤酒企業生產、科研及技術管理經驗，擁有工程系列應用研究員職稱。

Mr. FAN Wei, aged 48, is the President of Production and Operation of the Company. Mr. FAN graduated with a Master's Degree at Southern Yangtze University. He ever took the position of Deputy Factory Manager, Chief Engineer of Tsingtao Brewery No. 2 and Chief Brewer. He has rich experience in production, scientific research and technical management in a brewery with title of Applicable Researcher of Engineering.


嚴旭女士
Ms. YAN Xu

嚴旭女士，現年43歲，本公司營銷總裁，亞洲(澳門)國際公開大學EMBA畢業。嚴女士曾任珠江啤酒集團總經理助理、董事兼副總經理，一九九九年一月加盟本公司，歷任青島啤酒華南事業總部總經理、華南投資有限公司及華南營銷有限公司總經理和公司副總裁等職。嚴女士長期從事啤酒銷售及市場管理工作，具有豐富的市場營銷經驗。

Ms. YAN Xu, aged 43, is the President of Marketing of the Company, with EMBA at Asia International Open University (Macau). She was ever the Assistant to the General Manager, Director & Deputy General Manager of Zhujiang River Brewery Group Company. She joined the Company in January 1999, and ever took the positions as General Manager of South China Business Center, General Manager of South China Investment Company Limited and South China Sales Company Limited, and Vice President of the Company. Ms. YAN has rich experience in marketing as she has been focusing on beer sales and market management for many years.


張學舉先生
Mr. ZHANG Xue Ju

張學舉先生，現年53歲，本公司副總裁，張先生歷任本公司財務部部長、董事會秘書、銷售公司總經理。張先生曾長期擔任本公司董事會秘書及財務負責人，負責本公司上市業務及財務管理工作，在上市公司運作、投資者關係管理及啤酒企業管理方面具有豐富的經驗。

Mr. ZHANG Xue Ju, aged 53, is the Vice President of the Company. Mr. ZHANG was ever Head of Finance Dept., Board Secretary and General Manager of sales company. He has being Secretary to the Board of Directors of the Company, and financial officer for a long time to be in charge of listing and financial affairs, and has substantial experience in operations of listing company, management of investor relations and management of brewery.


曹向東先生
Mr. CAO Xiang Dong

曹向東先生，現年56歲，本公司副總裁，曹先生曾任青啤二廠處長、廠長及青啤一廠廠長、本公司總經理助理、青島啤酒華東控股公司總經理、華東營銷有限公司董事長等職，具有長期的啤酒企業經營管理經驗。

Mr. CAO Xiang Dong, aged 56, is the Vice President of the Company. Mr. CAO has substantial experience in operating and managing brewery after having served as Department Head, Factory Manager of Tsingtao Brewery No. 2, Factory Manager of Tsingtao Brewery No. 1, Assistant to the General Manager of the Company, General Manager of Tsingtao Brewery East China Holdings Company and Chairman of Shanghai Tsingtao Brewery East China Sales Company Limited.



姜宏女士
Mr. JIANG Hong

姜宏女士，現年51歲，本公司副總裁，高級經濟師，南開大學EMBA畢業。姜女士歷任本公司生產部部長、青島啤酒二廠廠長、本公司監事、企業管理部部長、總裁助理兼人力資源管理總部部長等職，具有豐富的啤酒企業生產和管理經驗。

Mr. JIANG Hong, aged 51, is the Vice President of the Company and Senior Economist with EMBA at Nankai University. She has rich experience in production and management in brewery after having served as Head of Production Dept. of the Company, Factory Manager of Tsingtao Brewery No. 2, Supervisor, Head of Corporate Management Dept., and Assistant to the President & Head of Human Resources Dept. of the Company.



張安文先生
Mr. ZHANG An Wen

張安文先生，現年50歲，本公司副總裁，陝西工商管理學院EMBA畢業。張先生歷任青島啤酒西安有限責任公司總經辦主任、副總經理、總經理及青島啤酒西安漢斯集團有限公司董事長等職，具有豐富的啤酒企業生產和管理經驗。

Mr. ZHANG An Wen, aged 50, is the Vice President of the Company with EMBA at Shaanxi Institute of Business Management. He has rich experience in production and management of brewery after having served as Director of Office to General Manager, Deputy Manager and General Manager of Tsingtao Brewery (Xi'an) Company Limited and Chairman of Tsingtao Brewery Xi'an Hans Group Company Limited.



董建軍先生
Mr. Dong Jian Jun

董建軍先生，現年47歲，本公司總釀酒師，天津科技大學發酵工程專業博士，擁有工程系列應用研究員職稱。董先生在技術創新及質量管理方面有豐富經驗，榮獲「山東省優秀質量管理工作者」、「山東省有突出貢獻的中青年專家」等稱號。

Mr. DONG Jian Jun, aged 47, is the Chief Brewer of the Company with Doctor's Degree of Ferment Engineering at Tianjin University of Science & Technology. He has the title of Applicable Researcher of Engineering. Mr. Dong has rich experience in technical innovation and quality management with titles including 'Excellent Worker of Quality Management in Shandong Province' and 'Young and Mid-aged Expert with Great Achievements in Shandong Province'.



于嘉平先生
Mr. YU Jia Ping

于嘉平先生，現年45歲，本公司生產運營副總裁，中歐國際工商學院工商管理研究生，於先生具備較強的專業管理能力和協調能力，並在提高工廠運營效率、降低生產運營成本方面具有豐富經驗。於先生曾榮獲2003年山東省輕工行業拔尖人才稱號。

Mr. YU Jia Ping, aged 45, is the Vice President of Production and Operation of the Company with EMBA at China Europe International Business School (CEIBS). He is strong at professional management and coordination and has rich experience in improving plants' operational efficiency and reducing producing and operational costs. Mr. YU was entitled 2003 Expert in Light Industrial Sector in Shandong Province.



陸文金先生
Mr. Lu Wen Jin

陸文金先生，現年42歲，本公司營銷副總裁，武漢大學會計碩士研究生，擁有會計師職稱。陸先生富有創新精神，勇於變革營銷管理，創建了宏觀造勢、微觀運營的銷售管理模式和獨具特色的銷售系統文化。

Mr. LU Wen Jin, aged 42, is the Vice President of Marketing of the Company with Master's Degree of Accounting at Wuhan University. He has the title of Master of Accountant. Mr. LU is innovative and active in reform of marketing management. He creates the sales management mode of utilizing all external/internal opportunities and stabling detailed operations, and the sales culture with its unique characteristics.



楊華江先生
Mr. Yang Hua Jiang

楊華江先生，現年45歲，本公司營銷副總裁，西安交通大學企業管理專業博士，擁有高級經濟師職稱。楊先生通過體育營銷、事件營銷積極推廣品牌主張，在品牌管理、市場推廣、奧運營銷等方面具有豐富經驗。

Mr. YANG Hua Jiang, aged 45, is the Vice President of Marketing of the Company with Doctor's Degree of Entrepreneurial Management at Xi'an Jiaotong University. He has the title of Senior Economist. Mr. YANG actively promotes the concept of brand through sports marketing and event marketing, and has rich experience in Olympic marketing.



袁璐女士
Ms. YUAN Lu

袁璐女士，現年52歲，本公司董事會秘書、董事長助理，袁女士歷任本公司董事會秘書室主任、董事會秘書。長期從事公司董事會秘書及投資者關係管理工作，參與了公司多項資本運作項目的策劃、談判及實施，在公司法人治理結構建設和上市公司運作方面具有豐富的經驗。2005年袁女士榮獲「首屆中國上市公司金牌董秘」稱號，並於2006年成為國際特許秘書總會及香港特許秘書公會的資深會士。

Ms. YUAN Lu, aged 52, is the Secretary to the Board of Directors and Assistant to Chairman of the Company. She was ever the Director of Secretaries' Office to the Board of Directors and Secretary to the Board of Directors. Ms. YUAN has a long history involving secretarial work to the Board of Directors and management of investor relations of the Company. She participated in a couple of planning, negotiation and implementation of capital operation projects for the Company, and has rich experience in construction of corporate governance and operation of listed company. In 2005, Ms. YUAN was awarded 'The 1st Golden Board Secretary of Listed Companies in China'. She is also elected to Fellow of the Institute of Chartered Secretaries and Administrators (FCIS) and Fellowship of Hong Kong Institute of Chartered Secretaries (FCS) in 2006.

一. 報告期內公司重大訴訟、仲裁事項

2000年4月，本公司受讓徐州匯福集團(「匯福集團」)啤酒生產部分除流動資產以外的所有資產，設立青島啤酒(徐州)彭城有限公司(「彭城公司」)。2005年11月，由於匯福集團破產，三九企業集團作為匯福集團的連帶保證人，為匯福集團向中國建設銀行徐州市分行的人民幣635萬元貸款承擔了擔保責任，共計代匯福集團償還債務人民幣1,050萬元及其他費用人民幣153.4萬元。2007年10月8日，三九企業集團向徐州市中級人民法院提起訴訟，要求本公司、彭城公司、徐州市財政局及徐州市輕工業公司連帶清償三九企業集團的本金及利息共計1,213.52萬元人民幣。本案已經徐州市中級人民法院立案，已於2007年12月24日交換證據，正在進一步審理中。

I. Material Litigations and Arbitrations during the Reporting Period

In April 2000, the Company acquired all assets (except liquid assets) of the beer production section of Huifu Group ("Huifu Group") and established Tsingtao Brewery (Xuzhou) Pengcheng Company Limited ("Pengcheng Company"). In November 2005, Huifu Group was bankrupted, and 999 Group as a joint guarantor for the Huifu Group assumed liability to repay the loan of RMB 6.35 million from Xuzhou Branch of China Construction Bank to the Huifu Group, and it repaid debts in the amount of RMB 10.5 million and other expenses in the amount of RMB 1.534 million on behalf of the Huifu Group. On 8 October 2007, 999 Group brought an action in the Xuzhou Intermediate People's Court, demanding the Company, Pengcheng Company, Xuzhou Bureau of Finance and Xuzhou Light Industry Company to jointly repay its principal payment and interests totaling RMB12.1352 million. The case has been registered in Xuzhou Intermediate People's Court and exchange of evidence has taken place on 24 December 2007. Further inquisition is now taking place.

二. 報告期內公司對外擔保及委托貸款事項

報告期內，經董事會批准，本公司控股子公司青島啤酒第五有限公司為其持股40%的青島青啤朝日飲品有限公司向境內商業銀行申請的總額為2,200萬元人民幣的授信業務提供展期擔保，擔保期限為12個月，自2007年7月16日至2008年7月15日。詳情請見本公司於2007年7月31日發出之公告。

報告期內，本公司沒有發生委托理財事項。為保障子公司的生產經營，經公司董事會批准，本公司為下屬控股子公司合計發放的委托貸款總金額約為人民幣279,255萬元。

II. Providing Guarantees and Trusted Loans by the Company during the Reporting Period

During the reporting period, with the approval of the Board of Directors, Tsingtao Brewery Company Limited No. 5, the Company's controlling subsidiary, provided extension guarantee for Qingdao Tsingtao-Asahi Company Limited, in which it holds 40% stake, in respect of loans in the total amount of RMB22 million offered by the domestic commercial banks. The guarantee period is 12 months, from 16 July 2007 to 15 July 2008. For further details, please refer to the announcement made by the Company on 31 July 2007.

During the reporting period, no issues involving trust of wealth management occurred. The Company has, with the approval of the Board of Directors, provided trusted loans in the approximate sum of RMB2,792.55 million to its subsidiaries to secure their production and operation.

三. 關聯交易事項

1. 與青島啤酒工程有限公司(「工程公司」)之間的設備安裝工程服務關聯交易

2007年12月21日，本公司與工程公司簽訂《有關青啤工程公司為本公司附屬子公司提供設備安裝工程服務的框架協議》，約定由工程公司為本公司的17家附屬子公司及生產廠的新建和技改擴建項目提供設備及安裝工程服務，工程總額約人民幣5,549萬元。根據公司於2007年12月24日發佈的關聯交易公告，2007年內，有關子公司向工程公司支付設備工程款約人民幣2,638萬元，預計2007年底支付金額不超過人民幣3,000萬元，其餘款項將在2008年按工期進度予以支付。2007年12月29日，本公司與青啤集團簽訂《股權轉讓合同》，以人民幣249萬元的現金對價受讓青啤集團通過青島市產權交易所公開掛牌轉讓的所持工程公司100%國有產權，並於2008年3月辦理完畢受讓股權的工商變更手續，工程公司成為本公司之全資附屬子公司，本公司與工程公司之間發生的交易不再屬於關聯交易。



IGTAO

2. 除以上所述關聯交易之外，公司關聯交易的關聯方主要為控股子公司少數股東及聯營企業，詳情載於財務報表附註。

III. Related Party Transaction

1. Related Party Transaction of Equipment and Installation Services with Tsingtao Brewery Engineering Company Limited ("Engineering Company").

On 21 December 2007, the Company signed *Framework Agreement of Providing Equipment and Installation Services for Subsidiaries of the Company by Tsingtao Brewery Engineering Company Limited* in which it stipulated that the Engineering Company provided equipment and installation services for the projects of new constructions and technical reconstructions for the 17 subsidiaries of the Company, with the total amount of the projects was RMB55.49 million. Pursuant to the related party announcement published on 24 December 2007 by the Company, certain subsidiaries has paid about RMB26.38 million to the Engineering Company in 2007, and its was expected that the total amount paid by the end of 2007 would not exceed RMB30 million. The remaining amounts would be paid in 2008 according to the process of the projects. On 29 December 2007, the Company and Tsingtao Group signed *Agreement of Share Transfer*, to acquire 100% state-owned property ownership of the Engineering Company held by Tsingtao Group for RMB2.49 million in cash through Qingdao Property Ownership Trading Center, and completed the procedures of registration change in the Administration for Industry and Commerce for the transferred shareholdings in March 2008, the Engineering Company became a wholly-owned subsidiary of the Company, and the transactions between the Company and the Engineering Company are no longer related party transactions.

2. Except the aforesaid related transaction, the related parties of the related party transactions are mainly minority shareholders of controlling subsidiaries and associates of the Company. For details, please refer to the *Notes to the Financial Statement*.

四. 托管事項

根據本公司與青島啤酒集團有限公司(「集團公司」)簽訂的《委托經營管理協議》及其補充協議，報告期內本公司繼續對集團公司在青島啤酒(揚州)有限公司(「揚州公司」)中持有的80%股權進行受托管理，並將揚州公司納入財務報表合範圍。

IV. Custody

Under the *Entrusted Operation and Management Agreement* and its supplementary agreement signed between the Company and Tsingtao Brewery Group Company Limited ("Group Company"), the Company went on to manage the Group Company's 80% stake in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian and included it into the consolidating scope of financial statements during the reporting period.

五. 公司2007年度適用所得稅稅率調整事宜

根據2008年4月本公司接獲的青島市稅務機關的通知，報告期內本公司適用企業所得稅稅率按33%執行(之前本公司適用的所得稅稅率為15%)。本公司因上述稅率調整而需增加所得稅費用約人民幣1.75億元，對本公司2007年度業績產生較大影響。

截止本報告披露之日，對於2007之前年度的所得稅如何處理，稅務機關尚未有定論。若有進一步信息，本公司將及時做出公告。按照2008年1月1日起施行的新的《企業所得稅法》，2008年度本公司適用所得稅稅率為25%。

V. Adjustment to the Income Tax Rate Applicable for 2007

According to the notice from the tax authority in Qingdao in April 2008, the applicable income tax rate for the Company during the reporting period was 33% (the previous income tax rate applicable to the Company was 15%). As a result of the adjustment, the Company needs to pay additional income tax in the sum of approximately RMB175 million, which will have relatively substantial impacts on the Company's 2007 annual results.

As at the date of disclosure of this Report, the tax authority has not made any decision on how to settle the income tax before the year 2007. The Company will issue further announcement as and when appropriate upon receipt of any further information. Pursuant to the new *Enterprise Income Tax Law of the People's Republic of China* which came into effect on 1 January 2008, the income tax rate applicable to the Company for 2008 is 25%.

六. 報告期後重大事項

1. 本公司通過西安產權交易中心公開交易的方式受讓西安工業資產經營有限公司(「工業公司」)所持有的青島啤酒西安漢斯集團有限公司(「青啤漢斯」)23.9%股權。根據公開掛牌結果，本公司以人民幣17,100萬元的價格受讓該等股權，並於2007年12月28日與工業公司簽訂股權轉讓協議。公司董事會(包括獨立董事)認為，本次交易符合公司的發展戰略，有利於公司加強對青啤漢斯的集中管理，繼續推進西北市場的組織架構和品牌整合力度。收購價格以評估機構評估的青啤漢斯淨資產值為依據，並考慮了青啤漢斯的經營狀況和盈利能力，本次交易定價屬公平合理，並符合

VI. Significant Events after the Reporting Period

1. The Company acquired 23.9% shareholdings in Tsingtao Brewery Xi'an Company ("Xi'an Company") held by Xi'an Industrial Assets Operations Co., Ltd. ("Industrial Co.") through open transaction in the Xi'an Property Ownership Trading Center. According to the result of public bidding, the Company acquired such shares by paying RMB 171 million, and signed the share transfer agreement with Industrial Co. on 28 December 2007. The Board of Directors of the Company (including Independent Directors) believes that, the transaction is in line with the Company's development strategies, and is beneficial to the Company for strengthening its centralized management over Xi'an Company and further improving the organizational structure and brands integration in the west-north market. The acquisition price is based on the net asset value of Xi'an Company as assessed by valuation agency, and the

公司及其股東的整體利益。有關交易的詳情請見公司於2008年1月4日刊載於境內報章及上市地交易所網站的關連交易公告。2008年1月25日，上述股權轉讓事項在西安市工商局辦理完畢變更登記手續，青啤漢斯成為本公司全資附屬公司。

2. 經中國證監會核准，本公司於2008年4月2日在上海證券交易所向符合條件的A股投資者發行了價值15億元人民幣、期限為6年的分離交易可轉債，該等發行於4月9日完成，並由山東滙德會計師事務所有限公司出具募集資金驗資報告。本次發行的公司債券及認股權證已於4月18日在上海證券交易所掛牌上市。

operational situations and earning ability of Xi'an Company was also taken into account. The transaction price is fair and reasonable, and is in line with the interests of the Company and its shareholders as a whole. For details of the transaction, please refer to the related party transaction announcement dated 4 January 2008 published in the domestic newspaper and the website of stock exchange where it is listed. On 25 January 2008, the registration process for transfer of above shares was completed in Xi'an Administration for Industry and Commerce, and Xi'an Company became a wholly-owned subsidiary of the Company.

2. With the approval of the China Securities Regulatory Commission, the Company issued bonds with warrants with a 6-year term in the total value of RMB1.5 billion to qualified investors of A-shares in the Shanghai Stock Exchange on 2 April 2008. Such issuance was completed on 9 April 2008, and Shandong Huide CPAs issued capital verification report on the proceeds from the subject offering. The bonds and warrants in this offering have been listed on the Shanghai Stock Exchange on 18 April 2008.


激情欢动 奥运同行
TSINGTAO

按香港財務報告準則編制的財務報表
Financial Statements Prepared in Accordance with HKFRS

按照中國會計準則編制的財務報表
Financial Statements Prepared in Accordance with PRC GAAP

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

TO THE SHAREHOLDERS OF
TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock company established in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Tsingtao Brewery Company Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 67 to 143, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 21 April 2008

	Note	Group As at 31 December 2007 RMB'000	Group 2006 RMB'000	Company As at 31 December 2007 RMB'000	Company 2006 RMB'000
ASSETS					
Non-current assets					
Property, plant and equipment	7	**5,608,946**	5,098,594	**946,698**	957,531
Investment property	7	**—**	—	**20,853**	—
Leasehold land and land use rights	6	**717,172**	676,759	**65,878**	68,892
Prepayment for land use rights		**17,442**	17,442	**17,442**	17,442
Intangible assets	8	**237,269**	232,493	**95,494**	78,741
Investments in subsidiaries	9	**—**	—	**1,857,838**	1,628,989
Loans to subsidiaries	9	**—**	—	**2,704,878**	2,759,788
Interests in associates	10	**27,882**	18,576	**7,200**	6,004
Deferred income tax assets	20	**174,783**	70,813	**120,425**	41,563
Available-for-sale financial assets	12	**20,223**	—	**12,195**	16,504
Other long-term assets		**11,120**	27,258	**3,167**	22,664
		6,814,837	6,141,935	**5,852,068**	5,598,118
Current assets					
Inventories	13	**2,187,254**	1,641,319	**411,062**	316,993
Amounts due from subsidiaries		**—**	—	**237,434**	146,509
Trade receivables	14	**94,199**	101,180	**44,117**	33,535
Bills receivable		**37,294**	44,979	**—**	—
Deposits, prepayments and other receivables	15	**1,076,742**	415,803	**293,260**	88,736
Pledged bank deposits	23	**20,266**	19,524	**—**	—
Cash and cash equivalents	11	**1,314,643**	1,213,243	**689,459**	594,700
		4,730,398	3,436,048	**1,675,332**	1,180,478
Total assets		**11,545,235**	9,577,983	**7,527,400**	6,778,596
EQUITY					
Capital and reserves attributable to the Company's shareholders					
Share capital	16	**1,308,219**	1,308,219	**1,308,219**	1,308,219
Other reserves	17	**3,632,861**	3,560,423	**3,609,216**	3,541,588
Retained earnings					
— Proposed final dividend		**287,808**	287,808	**287,808**	287,808
— Others		**280,297**	90,979	**325,429**	528,623
		5,509,185	5,247,429	**5,530,672**	5,666,238
Minority interests		**479,150**	452,294	**—**	—
Total equity		**5,988,335**	5,699,723	**5,530,672**	5,666,238

	Note	Group As at 31 December 2007 RMB'000	Group As at 31 December 2006 RMB'000	Company As at 31 December 2007 RMB'000	Company As at 31 December 2006 RMB'000
LIABILITIES					
Non-current liabilities					
Borrowings	*18*	**90,854**	53,259	**—**	—
Derivative financial instruments	*19*	**22,801**	3,749	**22,801**	3,749
Deferred income tax liabilities	*20*	**17,035**	16,448	**1,828**	—
Long-term loan due to a shareholder	*37(b)*	**—**	117,131	**—**	—
Finance lease liabilities	*18*	**5,726**	—	**—**	—
Deferred government grants	*21*	**76,275**	—	**11,308**	—
Other financial liabilities		**28,286**	31,800	**—**	—
		240,977	222,387	**35,937**	3,749
Current liabilities					
Trade payables	*22*	**1,080,803**	794,675	**188,918**	133,615
Bills payable	*23*	**207,268**	250,117	**81,180**	70,900
Accruals and other payables	*24*	**2,172,297**	1,766,404	**572,702**	450,760
Deposits and advance from customers	*25*	**482,882**	191,662	**374,158**	62,899
Taxes payable	*35(b)*	**279,227**	51,106	**198,603**	—
Loan due to a shareholder	*37(b)*	**109,569**	—	**—**	—
Borrowings	*18*	**971,096**	599,745	**545,230**	390,435
Current portion of long-term borrowings	*18*	**10,216**	2,164	**—**	—
Current portion of finance lease liabilities	*18*	**2,565**	—	**—**	—
		5,315,923	3,655,873	**1,960,791**	1,108,609
Total liabilities		**5,556,900**	3,878,260	**1,996,728**	1,112,358
Total equity and liabilities		**11,545,235**	9,577,983	**7,527,400**	6,778,596
Net current (liabilities)/assets		**(585,525)**	(219,825)	**(285,459)**	71,869
Total assets less current liabilities		**6,229,312**	5,922,110	**5,566,609**	5,669,987

LI Guirong
Director

SUN Yuguo
Director

The notes on pages 73 to 143 are an integral part of these consolidated financial statements.

Consolidated Income Statements

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Sales	5	**13,529,892**	11,677,160
Cost of goods sold	28	**(9,215,999)**	(8,003,086)
Gross profit		**4,313,893**	3,674,074
Selling and marketing expenses	28	**(2,651,635)**	(2,020,660)
Administrative expenses	28	**(689,326)**	(837,020)
Other gains — net	26	**97,469**	92,674
Other operating losses — net	27	**(63,095)**	(255,390)
Operating profit		**1,007,306**	653,678
Finance expenses — net	30	**(15,009)**	(26,899)
Share of profit of associates — net		**283**	1,041
Profit before income tax		**992,580**	627,820
Income tax expense	31(a)	**(413,812)**	(179,063)
Profit for the year		**578,768**	448,757
Attributable to:			
Shareholders of the Company		**538,911**	447,867
Minority interests		**39,857**	890
		578,768	448,757
Earnings per share for profit attributable to the Shareholders of the Company during the year (expressed in RMB per share)			
— Basic and diluted	32	**0.41**	0.34
Dividends	33	**287,808**	287,808

The notes on pages 73 to 143 are an integral part of these consolidated financial statements.

		Attributable to shareholders of the Company				Minority interests	Total
		Share capital	Other reserves *(Note 17)*	Proposed final dividends	Accumulated (losses)/ profits		
	Note	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2006, as previously reported		1,308,219	3,673,572	209,315	(234,716)	576,686	5,533,076
Opening adjustments for the accounting policy change	2	—	(209,576)	—	209,576	—	—
Balance at 1 January 2006, as restated		1,308,219	3,463,996	209,315	(25,140)	576,686	5,533,076
Translation difference		—	3,986	—	—	—	3,986
Profit for the year		—	—	—	447,867	890	448,757
Total recognised income and expense for 2006		—	3,986	—	447,867	890	452,743
Dividends declared		—	—	(209,315)	—	(55,772)	(265,087)
Proposed dividends	*33*	—	—	287,808	(287,808)	—	—
Profit appropriation to surplus reserve	*17*	—	43,940	—	(43,940)	—	—
Acquisition/disposal interests from/to minority shareholders		—	48,501	—	—	(42,197)	6,304
Reclassified to financial liabilities		—		—	—	(31,800)	(31,800)
Others		—	—	—	—	4,487	4,487
Balance at 31 December 2006		1,308,219	3,560,423	287,808	90,979	452,294	5,699,723

	Note	Attributable to shareholders of the Company				Minority interests	Total
		Share capital	Other reserves (Note 17)	Proposed final dividends	Accumulated (losses)/ profits		
	Note	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2007, as previously reported		1,308,219	3,796,626	287,808	(145,224)	452,294	5,699,723
Opening adjustments for the accounting policy change	2	—	(236,203)	—	236,203	—	—
Balance at 1 January 2007, as restated		1,308,219	3,560,423	287,808	90,979	452,294	5,699,723
Translation difference		—	898	—	—	—	898
Gross gain on fair value of available-for-sale financial assets		—	13,007	—	—	615	13,622
Deferred income tax liabilities for available-for-sale financial assets		—	(3,252)	—	—	(154)	(3,406)
Profit for the year		—	—	—	538,911	39,857	578,768
Total recognised income and expense for 2007		—	10,653	—	538,911	40,318	589,882
Dividends declared		—	—	(287,808)	—	(29,902)	(317,710)
Proposed dividends	33	—	—	—	—	—	—
Profit appropriation to surplus reserve	17	—	61,785	—	(61,785)	—	—
Contribution from minority shareholders		—	—	—	—	15,703	15,703
Others		—	—	—	—	737	737
Balance at 31 December 2007		1,308,219	3,632,861	287,808	280,297	479,150	5,988,335

The notes on pages 73 to 143 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Cash flows from operating activities			
Cash generated from operations	34	**1,394,061**	1,332,490
Interest received		**24,224**	22,499
Income tax paid		**(295,433)**	(244,613)
Net cash generated from operating activities		**1,122,852**	1,110,376
Cash flows from investing activities			
Acquisition of a subsidiary, net of cash acquired		**17,184**	—
Purchase of property, plant and equipment, construction-in-progress and intangible assets		**(1,054,091)**	(600,751)
Proceeds from sales of property, plant and equipment	34	**34,064**	58,330
Prepayment for purchase of minority interests in a subsidiary	38(a)	**(88,123)**	—
Acquisition of subsidiary from a related party		**(5,290)**	—
Additional equity investments in associated companies		**(8,000)**	—
Proceeds from liquidation of subsidiaries		**14,961**	—
Decrease in short-term bank deposits and pledged bank deposits		**(24,327)**	6,306
Cash received from derivative financial instruments		**(3,905)**	3,313
Dividend received		**3,660**	11,135
Net cash used in investing activities		**(1,113,867)**	(521,667)
Cash flows from financing activities			
Proceeds from borrowings		**1,090,688**	568,470
Repayment of borrowings		**(646,388)**	(876,781)
Contributions from minority shareholders		**—**	15,703
Interest paid		**(28,859)**	(53,147)
Dividends paid to the Company's shareholders		**(287,808)**	(212,165)
Dividends paid to minority interests		**(29,902)**	(65,519)
Net cash from/(used in) financing activities		**97,731**	(623,439)
Net increase/(decrease) in cash and cash equivalents		**106,716**	(34,730)
Cash and cash equivalents at beginning of the year		**1,213,243**	1,248,291
Exchange losses on cash and cash equivalents		**(5,316)**	(318)
Cash and cash equivalents at end of the year		**1,314,643**	1,213,243

The notes on pages 73 to 143 are an integral part of these consolidated financial statements.

1 GENERAL INFORMATION

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16 June 1993. It obtained a business license as a Sino-foreign joint stock company on 27 December 1995. Its H shares have been listed on the Main Board of the Stock Exchange of Hong Kong Limited since 15 July 1993 and its A shares have been listed on the Shanghai Stock Exchange since 27 August 1993.

The Company and its subsidiaries (together "the Group") are principally engaged in the production and distribution of beer products. The Company's registered address is No.56, Dengzhou Road, Qingdao, PRC.

These consolidated financial statements have been approved for issue by the Board of Directors on 21 April 2008.

The English language names of some of the companies referred to in the financial statements represent unofficial translation of their registered Chinese names by management and these English language names have not been legally adopted by these entities.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to both 2006 and 2007 presented, except the accounting policy for the determination of the surplus reserve in consolidated balance sheet and statement of changes in equity as disclosed below.

During the year ended 31 December 2007, the Group changed its policy for reserve appropriations that share of profits from subsidiaries after their respective reserve appropriations would not be subject to additional reserve appropriations at the statutory financial statements of the Company in the PRC. As a result of such change, the Group restated its reserve balances of prior years retroactively.

The effect of such change in current period is shown below:

	As at 31 December 2007 *RMB'000*
Increase in accumulated profits brought forward	**236,203**
Decrease in surplus reserve	**(236,203)**

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a) Standards, amendment and interpretations effective in 2007

- HKFRS 7, "Financial instruments: Disclosures", and the complementary amendment to IAS/HKAS 1, "Presentation of financial statements — Capital disclosures", introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments, or the disclosures relating to taxation and trade and other payables; and

- HK(IFRIC) — Int 10, "Interim financial reporting and impairment", prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has strictily followed the requirements under this standard in its preparation of the Group's financial statements; and

- HK(IFRIC) — Int 8, "Scope of HKFRS 2", requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This standard does not have any impact on the Group's financial statements.

(b) Standards, amendments and interpretations effective in 2007 but not relevant

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to the Group's operations:

- HK(IFRIC)-Int 11 — HKFRS2, Group and Treasury Share Transaction (effective for annual periods beginning on or after 1 March 2007). HK(IFRIC)-Int 11 provides guidance on the how to apply requirements of IFRS 2 when involving the equity instruments of the parent or subsidiaries and when involving the purchase of the entity's own equity instrument from third parties.

  As the Company's Article of Association does not provide any provision for treasury share and redemption of the Company's own shares, IFRIC-Int 11 is not relevant to the Group's operation;

- HK(IFRIC) — Int 7, "Applying the restatement approach under IAS/HKAS 29, Financial reporting in hyper-inflationary economies"; and

- HK(IFRIC) — Int 9, "Re-assessment of embedded derivatives".

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.1 Basis of preparation *(Continued)*

(c) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods, but the Group has not early adopted them:

- HKAS 1 (Revised), "Presentation of Financial Statements" (effective from 1 January 2009). HKAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other HKFRSs. The Group will apply HKAS 1 (Revised) from 1 January 2009;

- HKAS 23 (Amendment), "Borrowing costs" (effective from 1 January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply HKAS 23 (Amended) from 1 January 2009. Currently the directors are of the view that the revised HKAS 23 will not have material impact to the Group as the Group have already adopted the alternative approach under existing HKAS 23 which is similar to the revised HKAS 23;

- HKFRS 8, "Operating segments" (effective from 1 January 2009). HKFRS 8 replaces HKAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, "Disclosures about segments of an enterprise and related information". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from 1 January 2009. The expected impact is still being assessed in details by management, but it appears likely that the number of reportable segments, as well as the manner in which the segments are reported, will change in a manner that is consistent with the internal reporting provided to the chief operating decision-maker. As goodwill is allocated to groups of cash-generating units based on segment level, the change will also require management to reallocate goodwill to the newly identified operating segments. Nevertheless, management does not anticipate that this will result in any material impairment to the goodwill balance; and

- HK(IFRIC) — Int 13, "Customer loyalty programmes" (effective from 1 July 2008). IFRIC/HK(IRFIC) — Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group will apply HK(IFRIC) — Int 13 from 1 January 2009. The expected impact is still being assessed in detail by management, in respect of whether any incentives offered by the Group to the customers would fall into the scope of this interpretation. Management does not anticipate that this will result in any material changes to the Group's operating results.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.1 Basis of preparation *(Continued)*

(d) *Interpretations to existing standards that are not yet effective and not relevant for the Group's operations*

The following interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods but are not relevant for the Group's operations:

- HK(IFRIC) — Int 12, "Service concession arrangements" (effective from 1 January 2008). HK(IFRIC) — Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. HK(IFRIC) — Int 12 is not relevant to the Group's operations because none of the Group's companies provide for public sector services;

- HK(IFRIC) — Int 14, "HKAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction" (effective from 1 January 2008). HK(IFRIC) — Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. HK(IFRIC) — Int 14 is not relevant to the Group's operation as the Group has no defined benefit plans;

- HKAS 32 and HKAS 1 Amendments "Puttable Financial Instruments and Obligations Arising on Liquidation" (effective from 1 January 2009). The amendment requires some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The Group will apply HKAS 32 and HKAS 1 Amendments from 1 January 2009, but it is not expected to have any impact on the Group's financial statements;

- HKAS 27 (Revised) "Consolidated and Separate Financial Statements" (effective from annual period beginning on or after 1 July 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group has already chosen the similar accounting policy as HKAS 23 (Revised) in prior years (Note 2.2);

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.1 Basis of preparation *(Continued)*

(d) Interpretations to existing standards that are not yet effective and not relevant for the Group's operations (Continued)

- HKFRS 3 (Revised) "Business Combination" (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are "capable of being conducted" rather than "are conducted and managed". It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other HKFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The Group will apply HKFRS 3 (Revised) from 1 January 2010.

- IFRS Amendment "Share-based Payment Vesting Conditions and Cancellations" (effective from 1 January 2009). This amendment is not relevant to the Group's operation as the Group has currently no such schemes.

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2.6). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.2 Consolidation *(Continued)*

(a) Subsidiaries (Continued)

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses (Note 2.7). The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(b) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with equity owners of the Group. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. Gains or losses on disposals to minority interests, differences between any proceeds received and the relevant share of minority interests are also recorded in equity.

(c) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified upon acquisition (Note 2.6).

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the interests in associated companies are stated at cost less provision for impairment losses (Note 2.7). The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.4 Foreign currency translation *(Continued)*

(c) Group companies (Continued)

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

2.5 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Plants and buildings	20 — 50 years
Machinery	5 — 14 years
Motor vehicles	5 — 12 years
Other equipment	5 — 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.7).

2.6 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associated company at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested for impairment as part of the overall balance. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.6 Intangible assets *(Continued)*

(a) Goodwill (Continued)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose (Note 2.7).

(b) Trademarks and licences

Acquired trademarks and licences are shown at historical cost. Trademarks and licences which have a finite useful life are carried at cost less accumulated amortization. Amortisation is calculated using the straight-line method to allocate their costs over their estimated useful lives.

Trademark which is not subject to amortisation will be subject to annual impairment assessment.

(c) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of three to five years.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Costs include the employee costs incurred as a result of developing software and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets are amortised over their estimated useful lives.

(d) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(e) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.7 Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8 Financial assets

The Group classifies its financial assets in the following categories at fair value through profit and loss: loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables and other long-term receivables in the balance sheet (Note 2.11).

(b) Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available for sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date; these are classified as current assets. During the year, the Group did not hold any investments in this category.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

No financial assets at fair value through profit and loss were acquired during the year.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.8 Financial assets *(Continued)*

(c) *Available-for-sale financial assets (Continued)*

Regular purchases and sales of investments are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Unrealised gains and losses arising from changes in the fair value of monetary or non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in Note 2.11.

2.9 Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not. During the year, no derivatives had been designated as hedging instruments and they were all accounted for at fair value through profit or loss accordingly. Such changes in the fair value are presented in the income statement as other gains/(losses) — net.

2.10 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.11 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. Subsequent recoveries of amounts previously written off are credited in the income statement.

2.12 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call or with maturities of three months or less, with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.13 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2.14 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.15 Employee benefit

(i) *Retirement benefit obligations*

The employees of the Group stationed in the PRC are covered by various government-sponsored pension plans. These government agencies are responsible for the pension liability to these employees. The Group contributes on a monthly basis to these pension plans based on certain percentages of the salaries of the employees, subject to a certain ceiling. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

A subsidiary operating in Hong Kong has established a defined contribution mandatory provident fund scheme in accordance with the Mandatory Provident Fund legislation of the government of Hong Kong. It makes monthly contributions to the scheme based on 5% of the employees' basic salaries with the maximum amount of contribution made by the subsidiary and the employees being limited to HK$12,000 (equivalent to RMB11,237) per annum per each employee. The Group's contributions to the defined contribution retirement scheme are expensed as incurred.

(ii) *Employees leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity leave and paternity leave are not recognised until the time of leave.

(iii) *Bonus plans*

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

2.16 Provision

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.17 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a) Sales of goods

Sales of goods are recognised when a Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured. The recorded revenue is the gross amount of sales, including the amounts of consumption and business taxes paid and payable, such two tax items are included in cost of sales.

(b) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

(d) Operating lease rental income

Operating lease rental income is recognised on a straight-line basis.

2.18 Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight line basis over the expected lives of the related assets.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.19 Leases

The Group leases certain properties, plant and equipment. Leases where the Group has substantially accepted all the risks and rewards of ownership are classified as finance leases, and were capitalised at the lease's commencement at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Other leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.20 Dividends distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.21 Investment property

Investment property, principally comprising buildings, is held for long term rental yields and is not occupied by the owner. Investment property is carried at cost, less accumulated depreciation. The depreciation is calculated using the straight line method to allocate the cost to the residual value (3% of the cost) over the estimated useful live of 40 years.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and cash flow and fair value interest rate risk) and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The foreign exchange risks of the Group occur due to the fact that the Group has financing activities and highly probable cash outflow which are denominated in foreign currencies, primarily in US dollars. The Group has entered into foreign exchange forward contracts to manage the risk arising from certain recognised liabilities. The directors are of the opinion that the Group's exposure to foreign exchange risk would not be very significant.

At 31 December 2007, if US dollar had appreciated by 7% against the RMB with all other variables held constant, post-tax profit for the year would have been approximately RMB2,982,000 (2006: RMB4,904,000) lower, mainly as a result of foreign exchange losses on translation of US dollar-denominated borrowings.

(ii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly bank deposits which bear effective interests at approximately 3.7% p.a. (2006: 1.8% p.a.). They expose the Group to fair value interest-rate risk. The directors are of the opinion that future interest rate changes would not lead to significant adverse impact on the Group's operating results.

The Company and the Group's long-term borrowings and loans to subsidiaries were issued at fixed rates, and they expose the Company and the Group to fair value interest-rate risk.

At 31 December 2007, if interest rates on US dollar-denominated borrowings had increased/decreased 0.5% with all other variables held constant, post-tax profit for the year would have been approximately RMB1,224,000 (2006: RMB1,308,000) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

At 31 December 2007, if interest rates on RMB-denominated borrowings had increased/decreased 0.5% with all other variables held constant, post-tax profit for the year would have been approximately RMB3,592,000 (2006: RMB887,000) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

3 FINANCIAL RISK MANAGEMENT *(Continued)*

3.1 Financial risk factors *(Continued)*

(b) Liquidity risk

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB585,525,000 as at 31 December 2007 (2006: RMB219,825,000). The directors are confident that the Group will be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones. In addition, the Group had unutilised banking facilities granted by certain banks in an aggregate amount of approximately RMB1,400,000,000 as at 31 December 2007 (Note 18) which the Group could utilise in order to meet its short-term cash needs. The Company also successfully completed a bond offering with maturity in 2014 with net proceeds received by the Group amounting to approximately RMB1,472 million in April 2008(see Note 38(b) for details) in order to finance its ongoing capital commitments. As a result, the Directors do not consider there is significant liquidity risk which may affect the adoption of going concern basis in preparing the Company's financial statements as at 31 December 2007.

In addition, management monitors rolling forecasts of the Group's liquidity reserve (comprises undrawn borrowing facility and cash and cash equivalents (Note 11)) based on expected cash flow.

The Group's and the Company's financial liabilities includes bank borrowing and trade and other payables. Most of trade and other payables are due within 12 months and the balances of them equal their carrying balances as the impact of discounting is not significant. The analysis of the maturity groupings of bank borrowings is set out in Note 18.

3.2 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and to keep the desired financial flexibilities to execute the strategic projects.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or other capital market instruments.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as "equity", as shown in the consolidated balance sheet, plus net debt. The net debts as at 31 December 2007 and 2006 are as follows:

	2007	2006
Total borrowings *(Note 18)*	**1,072,166**	655,168
Less: Cash and cash equivalents *(Note 11)*	**(1,314,643)**	(1,213,243)
Net debts	**(242,477)**	(558,075)

In both years, cash and cash equivalents were in excess of total borrowings, indicating a successful implementation of the Group's capital risk management policy.

3 FINANCIAL RISK MANAGEMENT *(Continued)*

3.3 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision of trade receivables, bills receivable and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.7. The recoverable amounts of each identified cash-generating units have been determined based on value-in-use calculations.

For the year ended 31 December 2007, the Group had not reported impairment losses (2006: RMB151,061,000) for impairment loss on goodwill based on such calculations. There are two critical estimates adopted in the calculations, the expected gross margin of product sales and the pre-tax discount rate.

The Group would not be able to reverse any impairment losses on goodwill recognized if the actual gross margin had been higher or the pre-tax discounted rate lower than management's estimates.

Additional impairment loss of goodwill would not need to be recognised even if the actual gross margin had been 10% lower or the pre-tax discounted rate had been 10% higher than management's estimates with all other variables had constant.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

4.1 Critical accounting estimates and assumptions *(Continued)*

(b) Estimated impairment of property, plant and equipment

The Group also tests whether property, plant and equipment have suffered any impairment, whenever events or changes in circumstances, indicate that the carrying amount may not be recoverable in accordance with the accounting policy as stated in Note 2.7. Similar to impairment of goodwill, the recoverable amounts of the property, plant and equipments have been determined based on value-in-use calculations. These calculations require the use of estimates which are similar to (a) stated above.

For the year ended 31 December 2007, the Group reported impairment losses amounting to RMB141,008,000 (2006: RMB163,688,000) for property, plant and equipment based on such calculations (Note 7).

If the estimated gross margin at 31 December 2007 had been 10% lower than management's estimates at 31 December 2007, the Group would have to recognised a further impairment against property, plant and equipment by RMB116,436,000 (unaudited).

If the estimated pre-tax discount rate applied to the discounted cash flows adopted in the value-in-use calculations had been 10% higher than management's estimates, the Group would have recognised a further impairment against property, plant and equipment by RMB16,715,000 (unaudited) .

If the actual gross margin had been 10% higher or the pre-tax discounted rate had been 10% lower than management's estimates, in 2007 the Group would be able to reduce impairment losses by RMB80,766,000 (unaudited) and RMB18,547,000 (unaudited) that had been recognised on these assets in current year.

5 SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	For the year ended 31 December 2007						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	5,546,386	947,763	2,410,880	4,278,920	345,943	—	13,529,892
Inter-segment sales	177,819	1,163,419	169,649	36,178	—	(1,547,065)	—
	5,724,205	2,111,182	2,580,529	4,315,098	345,943	(1,547,065)	13,529,892
Results							
Segment results	673,383	23,493	(47,026)	412,792	80,390	—	1,143,032
Unallocated expenses, net							(135,726)
Operating profit							1,007,306
Finance costs							(15,009)
Share of profit of associates	283	—	—	—	—	—	283
Profit before income tax							992,580
Income tax expense							(413,812)
Profit for the year							578,768
Other information							
Depreciation	117,784	53,343	129,680	203,672	708	—	505,187
Amortisation	5,542	1,921	8,737	6,820	—	—	23,020
Impairment of property, plant and equipment	37,001	20,357	81,132	2,518	—	—	141,008

5 SEGMENT INFORMATION *(Continued)*

(a) Primary reporting format — geographical segment *(Continued)*

	For the year ended 31 December 2006						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	4,229,615	1,027,676	2,566,863	3,526,259	326,747	—	11,677,160
Inter-segment sales	143,139	773,931	112,723	61,593	—	(1,091,386)	—
	4,372,754	1,801,607	2,679,586	3,587,852	326,747	(1,091,386)	11,677,160
Results							
Segment results	913,544	(154,413)	(97,999)	(81,084)	113,478	—	693,526
Unallocated expenses, net							(39,848)
Operating profit							653,678
Finance costs							(26,899)
Share of loss of associates	1,041	—	—	—	—	—	1,041
Profit before income tax							627,820
Income tax expense							(179,063)
Profit for the year							448,757
Other information							
Depreciation	93,477	72,657	119,367	227,395	684	—	513,580
Amortisation	7,322	1,434	17,278	3,788	—	—	29,822
Impairment of property, plant and equipment	5,952	42,618	47,558	67,560	—	—	163,688
Impairment of goodwill	—	—	20,166	130,895	—	—	151,061

Segment assets consist primarily of property, plant and equipment, intangible assets, investments in associates, inventories, trade and other receivables, and cash and cash equivalents. Unallocated assets comprise deferred tax assets.

Segment liabilities comprise operating liabilities. Unallocated liabilities comprise items such as taxation, borrowings, and derivative financial instruments.

Capital expenditure comprises additions to property, plant and equipment (Note 7), leasehold land and land use rights (Note 6), and intangible assets (Note 8).

5 SEGMENT INFORMATION *(Continued)*

(a) Primary reporting format — geographical segment *(Continued)*

The segment assets and liabilities at 31 December 2007 and capital expenditure for the year then ended are as follows:

	As at 31 December 2007						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	2,404,599	2,038,935	2,398,711	4,835,985	—	(1,045,266)	10,632,964
Interests in associates	27,882	—	—	—	—	—	27,882
Unallocated assets							884,389
							11,545,235
Liabilities							
Segment liabilities	1,138,448	604,075	872,838	2,121,114	—	(1,097,462)	3,639,013
Unallocated liabilities							1,917,887
							5,556,900
Capital expenditure	173,328	703,138	107,769	283,171	1,087	—	1,268,493

5 SEGMENT INFORMATION *(Continued)*

(a) Primary reporting format — geographical segment *(Continued)*

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year then ended are as follows:

	As at 31 December 2006						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	5,812,330	1,696,896	2,226,120	5,116,957	—	(6,224,860)	8,627,443
Interests in associates	18,576	—	—	—	—	—	18,576
Unallocated assets							931,964
							9,577,983
Liabilities							
Segment liabilities	703,127	712,130	793,028	2,579,692	—	(1,964,206)	2,823,771
Unallocated liabilities							1,054,489
							3,878,260
Capital expenditure	148,646	30,929	343,802	104,673	1,323	—	629,373

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiaries or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products, accordingly, no analysis of business segment information is provided.

6 LEASEHOLD LAND AND LAND USE RIGHTS

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments. Their net book value are analysed as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Opening	**676,759**	660,197	**68,892**	65,525
Additions	**59,640**	40,876	**—**	7,080
Amortisation	**(17,372)**	(22,438)	**(1,863)**	(1,837)
Disposals	**(1,855)**	(1,876)	**(1,151)**	(1,876)
	717,172	676,759	**65,878**	68,892

In addition, as at 31 December 2007, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Lands") owned by certain local municipal governments. The carrying values of the associated buildings and facilities constructed thereon were approximately RMB94,776,000 (2006: RMB97,945,000). The Company's directors consider that there is no significant adverse impact on the operations of the Group and accordingly, no provision for impairment loss is considered necessary.

7 PROPERTY, PLANT AND EQUIPMENT

(a) Group

The movements in property, plant and equipment are as follows:

	Plant and buildings *RMB'000*	Machinery *RMB'000*	Motor vehicles *RMB'000*	Other equipment *RMB'000*	Construction -in-progress *RMB'000*	Total *RMB'000*
At 1 January 2006						
Cost	2,841,258	5,454,156	396,518	283,916	107,016	9,082,864
Accumulated depreciation and impairment	(706,968)	(2,703,301)	(224,926)	(183,705)	—	(3,818,900)
Net book amount	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
Year ended 31 December 2006						
Opening net book amount	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
Additions *(note a)*	46,734	100,314	20,265	23,734	350,445	541,492
Transfers	31,117	195,098	883	1,942	(229,040)	—
Disposals	(10,158)	(13,247)	(4,991)	(1,198)	—	(29,594)
Depreciation	(76,087)	(366,719)	(32,738)	(38,036)	—	(513,580)
Impairment charges	(33,494)	(125,508)	(4,686)	—	—	(163,688)
Closing net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
At 31 December 2006						
Cost	2,907,372	5,675,937	395,100	298,462	228,421	9,505,292
Accumulated depreciation and impairment	(814,970)	(3,135,144)	(244,775)	(211,809)	—	(4,406,698)
Net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
Year ended 31 December 2007						
Opening net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
Acquisition of subsidiaries	14,400	356	1,610	865	—	17,231
Additions	16,403	44,969	28,265	38,259	1,044,347	1,172,243
Transfers	294,374	728,381	4,296	20,336	(1,047,387)	—
Disposals	(4,109)	(17,934)	(9,583)	(1,301)	—	(32,927)
Depreciation	(80,483)	(360,878)	(27,698)	(36,128)	—	(505,187)
Impairment charges *(note b)*	(1,058)	(138,101)	(1,839)	(10)	—	(141,008)
Closing net book amount	2,331,929	2,797,586	145,376	108,674	225,381	5,608,946
At 31 December 2007						
Cost	3,215,238	6,316,520	394,397	344,989	225,381	10,496,525
Accumulated depreciation and impairment	(883,309)	(3,518,934)	(249,021)	(236,315)	—	(4,887,579)
Net book amount	2,331,929	2,797,586	145,376	108,674	225,381	5,608,946

7 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) Company

The movements in property, plant and equipment are as follows:

	Plant and buildings *RMB'000*	Machinery *RMB'000*	Motor vehicles *RMB'000*	Other equipment *RMB'000*	Construction -in-progress *RMB'000*	Total *RMB'000*
At 1 January 2006						
Cost	542,330	1,236,738	107,703	137,356	55,587	2,079,714
Accumulated depreciation and impairment	(159,749)	(796,968)	(100,841)	(72,118)	—	(1,129,676)
Net book amount	382,581	439,770	6,862	65,238	55,587	950,038
Year ended 31 December 2006						
Opening net book amount	382,581	439,770	6,862	65,238	55,587	950,038
Additions	3,117	5,522	7,964	10,169	92,046	118,818
Transfers	11,963	67,619	650	565	(80,797)	—
Disposals	(7,081)	(2,955)	(39)	(528)	—	(10,603)
Depreciation	(13,555)	(55,361)	(9,485)	(20,321)	—	(98,722)
Impairment charges	—	—	(2,000)	—	—	(2,000)
Closing net book amount	377,025	454,595	3,952	55,123	66,836	957,531
At 31 December 2006						
Cost	549,475	1,285,750	115,016	144,821	66,836	2,161,898
Accumulated depreciation and impairment	(172,450)	(831,155)	(111,064)	(89,698)	—	(1,204,367)
Net book amount	377,025	454,595	3,952	55,123	66,836	957,531
Year ended 31 December 2007						
Opening net book amount	377,025	454,595	3,952	55,123	66,836	957,531
Additions	1,381	1,137	2,200	14,467	93,117	112,302
Transfer to investment property *(note c)*	(21,436)	—	—	—	—	(21,436)
Transfers	10,825	110,771	2,330	16,173	(140,099)	—
Disposals	—	(5,104)	(95)	(623)	—	(5,822)
Depreciation	(13,101)	(55,676)	(6,027)	(21,073)	—	(95,877)
Closing net book amount	354,694	505,723	2,360	64,067	19,854	946,698
At 31 December 2007						
Cost	534,064	1,367,576	118,110	166,791	19,854	2,206,395
Accumulated depreciation and impairment	(179,370)	(861,853)	(115,750)	(102,724)	—	(1,259,697)
Net book amount	354,694	505,723	2,360	64,067	19,854	946,698

7 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) Company *(Continued)*

Depreciation expense of approximately RMB458,822,000 (2006: RMB426,020,000) has been charged in cost of goods sold. RMB19,852,000 (2006: RMB24,481,000) in selling and marketing costs and approximately RMB26,513,000 (2006: RMB63,079,000) in administrative expenses.

As at 31 December 2007, approximately RMB37,002,000 (2006: RMB35,800,000) of machinery had been pledged as security for RMB20,000,000 bank loans of the Group (2006: RMB16,000,000) (Note 18).

As at 31 December 2007, ownership certificates of certain buildings ("Building Ownership Certificates") for certain buildings of the Group with respective carrying values of approximately RMB434,336,000 (2006: RMB296,443,000) had not yet been obtained by the Group. The Group are in the process of applying for certain buildings with carrying value of approximately RMB339,530,000. After consultation made with the Company's legal adviser, the Company's directors are of the view that there is no legal restriction for the Group to apply for and obtain the Buildings Ownership Certificates and Land Certificates. Other buildings with carrying value of approximately RMB94,806,000 are currently not in the application process as the Group cannot locate certain necessary documents. The Company's directors are of the view, after making reference to a legal opinion, that this situation will not prevent the Group from possession of such facilities, and there will not be any significant adverse impact on the operations of the Group. Accordingly, no provision for fixed assets impairment is considered necessary.

Machinery includes the following amounts where the Group is a lessee under a finance lease:

	As at	
	31 December 2007	31 December 2006
	RMB'000	*RMB'000*
Cost — capitalised finance leases	**10,214**	—
Accumulated depreciation	**(580)**	—
Net book amount	**9,634**	—

7 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) Company *(Continued)*

Notes:

a. Included in prior year additions were certain assets purchased by a subsidiary of the Group from a local third party brewery company (the "Vendor") at a purchase price of approximately RMB123 million. After the purchase, that subsidiary was advised by the Vendor that one of its major creditors ("the Creditor") had a claim against it for the transaction and the subsidiary might be involved in the future settlement of the dispute. As at the date of approval of the financial statements, no forma claim had been lodged against the subsidiary nor the Group. The directors of the Company consider that it would not lead to any significant contingent liabilities nor adverse financial impact to the Group.

b. The directors of the Company performed an impairment assessment on the carrying value of certain fixed assets of the Group as at 31 December 2007 based on the accounting policy set out in Note 2.7. As a result of performing such an assessment, an impairment loss of approximately RMB141,008,000 (2006: RMB163,688,000) relating to fixed assets of certain subsidiaries of the Company was recognised, with the details set out as follows:

	RMB'000
Tsingtao Brewery (Gansu) Nongken Company Limited	**50,113**
Tsingtao Brewery (Xuecheng) Company Limited	**20,357**
Tsingtao Brewery (Langfang) Company Limited	**30,017**
Tsingtao Brewery No. 5 Company Limited	**37,001**
Others	**3,520**
	141,008

These subsidiaries operate in the areas with immature economic environment. The market share of the Group in these areas had been declining in recent years. During the year, the Group has revisited the business plans of these subsidiaries and the impairment assessments were made based on these revised plans.

c. During the year, the Company has leased out certain buildings under operating leases and the directors intend to do so in the foreseeable future. Accordingly these buildings were reclassified to "investment property" in the Company's financial statements. As the lessees are subsidiaries of the Group, it continued to be accounted for as "property, plant and equipment" in the Group's consolidated financial statements.

8 INTANGIBLE ASSETS

(a) Group

	Goodwill (iii) RMB'000	Trademarks (i) RMB'000	Technology know-how(ii) RMB'000	Software and others RMB'000	Total RMB'000
At 1 January 2006					
Cost	320,228	107,778	18,629	37,886	484,521
Accumulated amortisation	(46,350)	(36,763)	(12,442)	(9,478)	(105,033)
Net book amount	273,878	71,015	6,187	28,408	379,488
Year ended 31 December 2006					
Opening net book amount	273,878	71,015	6,187	28,408	379,488
Additions	—	7,314	—	4,136	11,450
Amortisation	—	(2,914)	(1,863)	(2,607)	(7,384)
Impairment charge	(151,061)	—	—	—	(151,061)
Closing net book amount	122,817	75,415	4,324	29,937	232,493
At 31 December 2006					
Cost	320,228	115,092	18,629	42,022	495,971
Accumulated amortisation and impairment loss	(197,411)	(39,677)	(14,305)	(12,085)	(263,478)
Net book amount	122,817	75,415	4,324	29,937	232,493
Year ended 31 December 2007					
Opening net book amount	122,817	75,415	4,324	29,937	232,493
Additions	—	—	—	19,379	19,379
Amortisation	—	(413)	(1,863)	(3,372)	(5,648)
Disposal	—	(8,955)	—	—	(8,955)
Closing net book amount	122,817	66,047	2,461	45,944	237,269
At 31 December 2007					
Cost	320,228	106,135	18,629	61,401	506,393
Accumulated amortisation and impairment loss	(197,411)	(40,088)	(16,168)	(15,457)	(269,124)
Net book amount	122,817	66,047	2,461	45,944	237,269

8 INTANGIBLE ASSETS *(Continued)*

(b) Company

	Trademarks *(i)* *RMB'000*	Software and others *RMB'000*	Total *RMB'000*
At 1 January 2006			
Cost	100,000	13,702	113,702
Accumulated amortisation	(31,124)	(3,389)	(34,513)
Net book amount	68,876	10,313	79,189
Year ended 31 December 2006			
Opening net book amount	68,876	10,313	79,189
Addition	—	3,498	3,498
Amortisation charge	(2,500)	(1,446)	(3,946)
Closing net book amount	66,376	12,365	78,741
At 31 December 2006			
Cost	100,000	17,200	117,200
Accumulated amortisation	(33,624)	(4,835)	(38,459)
Net book amount	66,376	12,365	78,741
Year ended 31 December 2007			
Opening net book amount	66,376	12,365	78,741
Addition	—	18,984	18,984
Amortisation charge	—	(2,231)	(2,231)
Closing net book amount	66,376	29,118	95,494
At 31 December 2007			
Cost	100,000	36,184	136,184
Accumulated amortisation	(33,624)	(7,066)	(40,690)
Net book amount	66,376	29,118	95,494

Amortisation of approximately RMB5,648,000 (2006: RMB7,384,000) was included in administrative expenses.

8 INTANGIBLE ASSETS *(Continued)*

(i) Trademarks

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16 June 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC.

Before 31 December 2006, the trademark was amortised over a period of 40 years which equal to its registration period with the State Administration for Industry & Commerce ("SAIC").

During the year, the directors undertook a review of the estimated useful life of the trademark and after taking into consideration various factors including the Group's long-term business strategy, the economic benefits that the trademark can bring to the Group, and the lack of any foreseeable legal limitation imposed on the period over which the asset can generate cash inflows to the Group (the renewal of the registration with SAIC upon expiry is certain and only subject to payment of insignificant costs), the directors conclude that the trademark has an indefinite useful life. Accordingly, it is not subject to amortisation from the beginning of 2007, but it will be subject to annual impairment assessment. This change in accounting estimate has increased the profit before the tax of the Group for the year ended 31 December 2007 by approximately RMB2,500,000.

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. They are amortised over their estimated useful lives ranging from 5 to 10 years. The costs of these intangible assets were recognised according to their fair respective values at the dates of acquisition.

(ii) Technology known-how

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its re-organisation. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised over an expected period of inflow of economic benefits of 10 years.

(iii) Goodwill

Impairment tests for goodwill:

Goodwill is allocated to the Group's cash-generating unites (CGUs) identified according to the geographical market and operation.

8 INTANGIBLE ASSETS *(Continued)*

(iii) Goodwill (Continued)

Impairment tests for goodwill (Continued)

A summary of the goodwill allocation is presented below:

	2007	2006
	RMB'000	*RMB'000*
Fuzhou Company*/Xiamen Company*/Zhangzhou Company*/ Dongnan Sales Company* — all within one defined cash generating unit, Dongnan Region (South-eastern district of the PRC)	**114,031**	114,031
Others	**8,786**	8,786
	122,817	122,817

* defined in Note 9.

The recoverable amount of a CGU is determined based on value-in-use calculations with the support of valuation performed by independent third party valuer and/or management in November 2007. These calculations/ assessment employ cash flow projections based on financial budgets approved by management of the Group covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate of the brewery industry in the PRC.

Key assumptions used for value-in-use calculations are as follows:

	Dongnan Region
Budgeted gross margin of product sales	38.2%
Weighted average growth rate *(a)*	—
Discount rate *(b)*	15.6%

(a) Rate used to extrapolate cash flows beyond the budget period.

(b) Pre-tax discount rate applied to the cash flow projections.

These assumptions have been used for the analysis of each CGU.

Management determined budgeted gross margin based on past performance and its expectation of market developments. The weighted average growth rates used are consistent with the PRC brewery industry forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

As a result of such assessment, no goodwill had been assessed to have been impaired. The pre-tax discount rates and gross margin used in the prior year for the CGU were 12.16% and 22.3%, respectively. The increase in gross margin adopted in current year was mainly due to the improved product portfolio of the South-eastern region of the PRC.

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY

(a) Investments in subsidiaries

	Company 2007 RMB'000	Company 2006 RMB'000
Unlisted equity investments — cost less impairment provisions	**1,857,838**	1,628,989
Loans to subsidiaries	**2,704,878**	2,759,788

The loans to subsidiaries are quasdsi capital in nature.

The following is a list of the principal subsidiaries at 31 December 2007:

Name	Place of Incorporation	Registered capital	Interest held Directly	Interest held Indirectly	Principal activities
Shenzhen Tsingtao Brewery Huanan Holding Company Limited ("Huanan Holding Company")	Shenzhen, the PRC	RMB200,000,000	95%	—	Investment holding
Tsingtao Brewery (Zhuhai) Company Limited ("Zhuhai Company")	Zhuhai, the PRC	RMB60,000,000	—	74.72%	Manufacture and domestic trading of beer
Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company")	Sanshui, the PRC	RMB41,335,505	—	71.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Chenzhou) Company Limited	Chenzhou, the PRC	RMB70,000,000	88.80%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Huangshi) Company Limited	Huangshi, the PRC	RMB5,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Yingcheng) Company Limited	Yingcheng, the PRC	RMB5,000,000	—	90.25%	Manufacture and domestic trading of beer
Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Asahi")	Shenzhen, the PRC	US$30,000,000	51%	—	Manufacture and trading of beer
Shenzhen Huanan Tsingtao Brewery Sales Company Limited ("Huanan Sales Company")	Shenzhen, the PRC	RMB20,000,000	95%	—	Domestic trading of beer

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery (Nanning) Company Limited ("Nanning Company")	Nanning, the PRC	RMB730,000,000	—	71.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Changsha) Company Limited ("Changsha Company")	Changsha, the PRC	RMB68,000,000	70%	28.50%	Manufacture and domestic trading of beer
Tsingtao Brewery Huadong Holding Company Limited	Shanghai, the PRC	RMB100,000,000	95%	—	Investment holdingg
Tsingtao Brewery Huadong Shanghai Sales Company Limited	Shanghai, the PRC	RMB3,000,000	—	94.05%	Domestic trading of beer
Tsingtao Brewery Huadong Nanjing Sales Company Limited	Nanjing, the PRC	RMB1,000,000	—	93.88%	Domestic trading of beer
Tsingtao Brewery (Shanghai) Company Limited	Shanghai, the PRC	RMB50,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Wuhu) Company Limited	Wuhu, the PRC	RMB20,000,000	—	85.50%	Manufacture and domestic trading of beer
Tsingtao Brewery (Maanshan) Company Limited	Maanshan, the PRC	RMB5,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery Shanghai Songjiang Company Limited ("Songjiang Company")	Shanghai, the PRC	US$36,640,000	75%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Suzhou) Company Limited ("Suzhou Company") *(e)*	Taicang, the PRC	RMB5,000,000	10%	85.50%	Manufacture and domestic trading of beer
Tsingtao Brewery Huadong Hangzhou Sales Company Limited	Hangzhou, the PRC	RMB1,000,000	—	94.05%	Domestic trading of beer
Tsingtao Brewery Huadong Suzhou Sales Company Limited	Suzhou, the PRC	RMB3,000,000	—	76.00%	Domestic trading of beer

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held Directly	Interest held Indirectly	Principal activities
Tsingtao Brewery (Shouguang) Company Limited	Shouguang, the PRC	RMB60,606,060	99%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Weifang) Company Limited	Weifang, the PRC	RMB5,000,000	—	69.83%	Manufacture and domestic trading of beer
Tsingtao Brewery No. 3 Company Limited ("No. 3 Company")	Pingdu, the PRC	RMB10,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Xuzhou) Huaihai Sales Company Limited	Xuzhou, the PRC	RMB55,000,000	100%	—	Domestic trading of beer
Tsingtao Brewery (Xuzhou) Company Limited	Peixian, the PRC	RMB39,336,899	—	66%	Manufacture and domestic trading of beer
Tsingtao Brewery (Xuzhou) Pengcheng Company Limited	Pengcheng, the PRC	RMB5,000,000	—	90%	Manufacture and domestic trading of beer
Tsingtao Brewery (Xuecheng) Company Limited	Xuecheng, the PRC	RMB45,000,000	—	85%	Manufacture and domestic trading of beer
Tsingtao Brewery (Tengzhou) Company Limited	Tengzhou, the PRC	RMB15,000,000	—	95%	Manufacture and domestic trading of beer
Tsingtao Brewery (Heze) Company Limited ("Heze Company")	Heze, the PRC	RMB10,000,000	—	90%	Manufacture and domestic trading of beer
Tsingtao Brewery (Suqian) Company Limited	Suqian, the PRC	RMB10,000,000	—	95%	Manufacture and domestic trading of beer
Tsingtao Brewery (Taierzhuang) Malt Company Limited	Taierzhuang, the PRC	RMB5,000,000	—	86.20%	Manufacture and domestic trading of malt
Beijing Tsingtao Brewery Three Ring Company Limited ("Three Ring Company")	Beijing, the PRC	US$28,900,000	29%	25%	Manufacture and domestic trading of beer

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held Directly	Interest held Indirectly	Principal activities
Beijing Five Star Tsingtao Brewery Company Limited ("Five Star Company")	Beijing, the PRC	RMB862,000,000	37.64%	25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Langfang) Company Limited	Langfang, the PRC	RMB20,000,000	—	72.30%	Manufacture and domestic trading of beer
Tsingtao Brewery Xi'an Han's Group Company Limited ("Xi'an Company") *(c(i))*	Xi'an, the PRC	RMB287,900,000	76.10%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Weinan Company Limited	Weinan, the PRC	RMB50,000,000	28%	54.79%	Manufacture and domestic trading of beer
Tsingtao Brewery (Gansu) Nongken Company Limited	Lanzhou, the PRC	RMB174,420,800	—	42.24%	Manufacture and domestic trading of beer
Tsingtao Brewery Wuwei Company Limited	Lanzhou, the PRC	RMB36,100,000	—	42.12%	Manufacture and domestic trading of beer
Tsingtao Brewery Hansi Baoji Company Limited	Baoji, the PRC	RMB30,000,000	—	78.78%	Manufacture and domestic trading of beer
Tsingtao Brewery (Anshan) Company Limited ("Anshan Company")	Anshan, the PRC	RMB50,000,000	60%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Xingkaihu) Company Limited	Jixi, the PRC	RMB20,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Mishan) Company Limited	Mishan, the PRC	RMB20,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Haerbin) Company Limited	Haerbin, the PRC	RMB22,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Penglai) Company Limited	Penglai, the PRC	RMB37,500,000	80%	—	Manufacture and domestic trading of beer

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery (Rongcheng) Company Limited	Rongcheng, the PRC	RMB20,000,000	70%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Import/Export Company Limited	Qingdao, the PRC	RMB11,000,000	97.73%	—	Import/Export trading of beer
Tsingtao Brewery (No. 5) Company Limited	Qingdao, the PRC	RMB34,610,000	93.79%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Kai Fa Company Limited	Qingdao, the PRC	RMB1,320,000	100%	—	Domestic trading of beer
Tsingtao Brewery Luzhong (Rizhao) Sales Company Limited	Rizhao, the PRC	RMB55,000,000	95%	4.75%	Domestic trading of beer
Tsingtao Brewery (Pingyuan) Company Limited	Pingyuan, the PRC	RMB5,000,000	—	89.78%	Manufacture and domestic trading of beer
Tsingtao Brewery (Rizhao) Company Limited	Rizhao, the PRC	RMB10,000,000	—	94.76%	Manufacture and domestic trading of beer
Chengdu Tsingtao Brewery Xinan Sales Company Limited	Chengdu, the PRC	RMB100,000,000	95%	4.75%	Domestic trading of beer
Tsingtao Brewery (Chongqing) Company Limited	Chongqing, the PRC	RMB7,000,000	—	94.76%	Manufacture and domestic trading of beer
Tsingtao Brewery (Luzhou) Company limited	Luzhou, the PRC	RMB111,110,000	—	94.76%	Manufacture and domestic trading of beer
Tsingtao Brewery (Taizhou) Company Limited	Taizhou, the PRC	RMB10,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company")	Hong Kong, the PRC	HK$40,500,000	100%	—	Trading of beer in Hong Kong

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery (Hanzhong) Company Limited	Hanzhong, the PRC	RMB29,410,000	—	50.23%	Manufacture and domestic trading of beer
Tsingtao Brewery (Nanjing) Company Limited ("Nanjing Company") *(e)*	Nanjing, the PRC	US$5,000,000	75%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Beifang Sales Company Limited	Beijing, the PRC	RMB29,980,000	80%	10.84%	Domestic trading of beer
Haerbin Northeast Tsingtao Brewery Sales Company Limited	Haerbin, the PRC	RMB10,000,000	85%	14.25%	Domestic trading of beer
Tsingtao Brewery (Laoshan) Company Limited	Qingdao, the PRC	RMB16,635,592	50%	46.90%	Manufacture and domestic trading of beer
Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited *(e)*	Tengzhou, the PRC	RMB500,000	—	90%	Domestic trading of beer
Tsingtao Brewery (Suizhou) Company Limited	Suizhou, the PRC	RMB24,000,000	—	85.50%	Manufacture and domestic trading of beer
Tsingtao Xianghong Shangwu Company Limited	Qingdao, the PRC	RMB6,000,000	95%	—	Car rental services
Tsingtao Brewery Chenzhou Sales Company Limited	Chenzhou, the PRC	RMB1,000,000	—	94.69%	Domestic trading of beer
Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company")	Xiamen, the PRC	RMB90,000,000	—	99.81%	Manufacture and Domestic trading of beer
Xiamen Tsingtao Brewery (Dongnan) Sales Company Limited ("Dongnan Sales Company")	Xiamen, the PRC	RMB110,000,000	95%	4.75%	Domestic trading of beer
Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company")	Fuzhou, the PRC	US$26,828,100	—	99.81%	Manufacture and domestic trading of beer

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery (Zhangzhou) Company Limited ("Zhangzhou Company")	Zhangzhou, the PRC	RMB38,880,000	—	89.78%	Manufacture and domestic trading of beer
Tsingtao Brewery (Jinan) Company Limited ("Jinan Company") *(c(ii))*	Jinan, the PRC	RMB200,000,000	100%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Chengdu) Company Limited *(b(i))*	Chengdu, the PRC	RMB150,000,000	100%	—	Manufacture and domestic trading of beer
Qingdao Guangrunlong Logistics Company Limited *(b(ii))*	Qingdao, the PRC	RMB6,620,000	100%	—	Logistics services and management
Tsingtao Brewery Yulin Company Limited ("Yulin Company")	Yulin, the PRC	RMB55,000,000	—	82.08%	Manufacture and domestic trading of beer
Tsingtao Brewery Haifeng Warehouse Company Limited	Qingdao, The PRC	RMB10,000,000	—	53.75%	Warehousing, packaging and logistics
Xuzhou Pengcheng Sales Company Limited *(e)*	Xuzhou, the PRC	RMB5,000,000	—	83.80%	Trading of beer
Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") *(d)*	Yangzhou, The PRC	RMB5,000,000	20%	—	Manufacture and Domestic trading of beer
Tsingtao Brewery Cultural Communication Company Limited ("Cultural Communication Company") *(b(iii))*	Qingdao, the PRC	RMB5,200,000	100%	—	Pre-packaged food, accomodation and design

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(b) New subsidiaries established during the year

i. In June 2007, a wholly-owned subsidiary, Tsingtao Brewery (Chengdu) Company Limited was established with a registered capital of RMB150,000,000, which was fully contributed by the Company in cash. The relevant legal procedures for the registration were completed in June 2007.

ii. As brought forward from prior years, the Company had entered into a repayment agreement with a customer, Shijixinke Company Limited ("Shijixinke"), for a long-term receivable balance due to the Company. The outstanding balance was RMB 35,893,000 as at 31 December 2006. In March 2007, Shijixinke decided to cease its operations and it reached a settlement agreement with the Company to settle the outstanding debt by a transfer of its equity interests held by its owner, Fuliyun Investment Company Limited ("Fuliyun"), to the Company; and a waiver of a debt which the Company owed to Fuliyun amounting to approximately RMB8,220,000 as at 31 December 2006. The relevant legal procedures of equity interest transfer were completed in April 2007 and Shijixinke then changed its name to Qingdao Guangrunlong Logistic Company Limited thereafter. The respective fair values of assets acquired and debt waived; as compared to the carrying amount of such receivable balance is set out as below:

	RMB'000
The carrying amount of the outstanding balance due from Shijixinke	35,893
The fair value of net assets of Shijikinke acquired by the Group	(15,481)
Amount due to Fuliyun waived	(8,220)
The remaining exposure of the debtor fully provided for in 2006	12,192

iii. In July 2007, the Company acquired 100% equity interests of Tsingtao Brewery Cultural Communication Company Limited ("Cultural Communication Company") from TB Group Company at a consideration of RMB5,290,000, paid by cash. The Group started to consolidate Cultural Communication Company from 28 November 2007, when the Group gains control in it.

(c) Increase in registered capital of subsidiaries

i. Pursuant to an agreement entered into between the two equity owners in June 2006, the registered capital of Xi'an Company was increased by RMB65,703,022, which was fulfilled by injection of cash by both the Company and Xi'an Industry Assets Management Company, another equity owner, of RMB50,000,000 and RMB15,703,022, respectively. The relevant legal procedures were completed in February 2007. The equity interest held by the Company in Xi'an Company remained at 76.9% after the capital contribution.

ii. During the year, the Company contributed additional capital of RMB120,000,000 in cash to Jinan Company, a wholly owned subsidiary of the Company. The relevant legal procedures were completed in May 2007.

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(d) Pursuant to the provisions of agreements entered into between the Group and TB Group Company in January 2003 and December 2004 respectively, TB Group Company, being the majority equity owner of Yangzhou Company, entrusted the Company to control the operations and management of Yangzhou Company. In addition, a majority of the members of the board of directors of Yangzhou Company are also appointed by the Company. Accordingly, Yangzhou Company has been consolidated as a subsidiary of the Group because the Group has control over its financial and operating decisions.

(e) **Subsidiaries liquidated/put under liquidation**

During the year, the legal procedures were completed for deregistration of Nanjing Company, Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited and Xuzhou Pengcheng Sales Company Limited. No material gain or loss resulted from the liquidation of these subsidiaries.

During the year, Suzhou Company was put into voluntary liquidation, and as at 31 December 2007, the procedures had not yet been completed. The relevant losses had been recognised in the income statement in 2007.

(f) In prior year, the Company reached certain arrangements with the minority equity owners of two subsidiaries. Under these arrangements, parts of the minority interests were not qualified as equity according to HKAS32, Financial Instruments: Disclosure and Presentation anymore. Accordingly these amounts at RMB28,286,000 were reclassified as other financial liabilities.

The Directors of the Company performed impairment tests on the carrying amounts of its investments in and loans lent to subsidiaries in accordance with the accounting policy as stated in Note 2.7 during the year. Approximately RMB78,900,000 and RMB5,096,000 of impairment provisions for the investment in subsidiaries were recognised for Hairbin Company and Xingkaihu Company respectively. The impairment losses arose because of the revised business strategy of the Group implemented in the geographical region which has led to less optimistic estimated future expected operating results.

As at 31 December 2007, all the subsidiaries owned by the Company are limited liability companies.

10 INTERESTS IN ASSOCIATES

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted investments, at cost	**52,650**	24,665	**7,200**	6,004
Share of results of associates	**(21,768)**	(3,328)	**—**	—
Dividends received	**(3,000)**	(2,761)	**—**	—
	27,882	18,576	**7,200**	6,004

In the opinion of the directors, as at 31 December 2007, the underlying values of the associates were not less than the carrying amounts of these investments.

10 INVESTMENT IN ASSOCIATES *(Continued)*

As at 31 December 2007, particulars of the principal associates of the Group are as follows:

Name of associated companies	Country of incorporation	Registered Capital	Equity Interests held by the Group (%)		Principal Activities
			directly	*indirectly*	
Liaoning Shenqing Tsingtao Brewery Company Limited ("Liaoning Shenqing")	PRC	RMB2,000,000	30%	—	Domestic trading of beer
Tsingtao Beer and Asahi Beverages Company Limited ("Asahi Beverage")	PRC	RMB110,000,000	—	37.52%	Manufacture and domestic trading of tea beverages
Tsingtao Brewery Import Export S.A.R.L	France	Euro100,000	40%	—	Import and export sales of beers
Qingdao Zhaoshang Logistics Company Limited ("Zhaoshang Logistics")	PRC	RMB20,000,000	30%	—	Logistics services and management

The gross assets and liabilities and the Group's share of results of the principal associates, are as follows:

Name of associated companies	As at 31 December	Total assets	Total liabilities	Revenue	Share of Proift/(loss)
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Liaoning Shenqing	2007	13,218	8,299	205,342	492
	2006	11,840	8,562	187,584	219
Asahi Beverage	2007	89,215	53,254	36,906	(3,751)
	2006	90,391	64,442	31,790	(4,386)
Tsingtao Brewery Import Export S.A.R.L	2007	35,337	32,107	93,404	339
	2006	37,954	33,334	98,847	302
Zhaoshang Logistics	2007	47,084	14,777	77,981	3,513
	2006	32,094	11,496	69,512	1,886

11 CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

(a) Trade receivables

The Group has a policy in place that sales are on cash on delivery terms for most of the domestic customers and letters of credit have to be received for overseas sales . Only certain long time overseas distributors with good credit history and certain domestic distributors which are also the associated companies of the Group are granted credit terms ranging from three months to six months.

11 CREDIT QUALITY OF FINANCIAL ASSETS *(Continued)*

(b) Cash and bank and short-term bank deposits

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash on hand	**1,023**	846	**236**	157
State-owned banks in the PRC	**890,079**	619,339	**598,228**	224,027
Listed commercial banks in the PRC	**301,286**	359,932	**68,226**	182,429
Foreign invested banks	**2,181**	2,051	**—**	—
Others domestic banks in the PRC	**120,074**	231,075	**22,769**	188,087
	1,314,643	1,213,243	**689,459**	594,700

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS — GROUP

	2007	2006
	RMB'000	*RMB'000*
Balances as at year beginning	**—**	—
Additions	**5,669**	—
Fair value gains recognised in equity	**14,554**	—
Balances as at year end	**20,223**	—

There were no disposals of nor impairment provisions made against the available-for-sale financial assets in 2007 or 2006.

Available-for-sale financial assets including the following:

	2007	2006
	RMB'000	*RMB'000*
Listed securities		
— Equity securities — PRC	**14,554**	—

The available-for-sale financial assets are denominated in RMB.

13 INVENTORIES

	Group		Company	
	As at 31 December		As at 31 December	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Raw materials, packaging materials and auxiliary materials	**1,796,609**	1,305,714	**299,956**	215,455
Work-in-progress	**233,496**	198,506	**44,004**	34,985
Finished goods	**157,149**	137,099	**67,102**	66,558
Inventories, net	**2,187,254**	1,641,319	**411,062**	316,998

The cost of inventories recognised as expense and included in cost of goods sold amounted to approximately RMB6,244,784,000 (2006: RMB5,219,330,000).

Approximately RMB64,562,000 of the carrying amount of raw materials, packaging materials and auxiliary materials, and approximately RMB259,000 of the carrying amount of finished goods of the Group were stated at their net realisable amounts.

14 TRADE RECEIVABLES

(a) Group

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Associates *(Notes 37(b))*	**45,518**	47,177
Long-term accounts receivables due from distributors	**14,996**	14,999
Others trade debtors	**268,538**	277,346
	329,052	339,522
Less: provision for impairment of rece.vables	**(234,853)**	(238,342)
	94,199	101,180

14 TRADE RECEIVABLES *(Continued)*

(a) Group *(Continued)*

At 31 December 2007 and 2006, the aging analysis of trade receivables was as follows:

	31 December 2007			31 December 2006		
	Amount *RMB'000*	Provision for bad debts *RMB'000*	Balance after provision *RMB'000*	Amount *RMB'000*	Provision for bad debts *RMB'000*	Balance after provision *RMB'000*
Less than 1 year	**91,382**	**(443)**	**90,939**	87,157	(2,743)	84,414
1 to less than 2 years	**3,835**	**(987)**	**2,848**	3,338	(2,021)	1,317
2 to less than 3 years	**3,302**	**(3,156)**	**146**	10,578	(10,346)	232
Over 3 years	**230,533**	**(230,267)**	**266**	238,449	(223,232)	15,217
Total	**329,052**	**(234,853)**	**94,199**	339,522	(238,342)	101,180

(b) Company

	As at 31 December 2007 *RMB'000*	2006 *RMB'000*
Trade receivables — third parties	**64,442**	44,732
Receivables from related parties *(Note 37(b))*	**41,659**	48,059
	106,101	92,791
Less: provision for impairment	**(61,984)**	(59,256)
	44,117	33,535

14 TRADE RECEIVABLES *(Continued)*

(b) Company *(Continued)*

At 31 December 2007 and 2006, the aging analysis of trade receivables was as follows:

	31 December 2007			31 December 2006		
	Amount	**Provision for bad debts**	**Balance after provision**	Amount	Provision for bad debts	Balance after provision
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
Less than 1 year	**43,631**	**(14)**	**43,617**	30,768	—	30,768
1 to less than 2 years	—	—	—	4,052	(2,026)	2,026
2 to less than 3 years	—	—	—	26,730	(26,730)	—
Over 3 years *(note 37(b)(ii))*	**62,470**	**(61,970)**	**500**	31,241	(30,500)	741
Total	**106,101**	**(61,984)**	**44,117**	92,791	(59,256)	33,535

The majority of the Group's domestic sales are transacted at cash on delivery terms. For export sales transacted out of the PRC, they are mainly covered by letters of credit. Credit is only granted to customers with good credit history. There is no concentration of credit risk with respect to the trade receivable balances since the Group has a large number of customers which are nationally dispersed.

The net book value of accounts receivable approximated to its fair value as at 31 December 2007.

The Group makes specific bad debt provision against its doubtful trade receivable balances based on the credit status of the customers and the existence of any evidence which indicates that a portion or the full amount of the outstanding balance is uncollectible.

Trade receivables that are less than six months past due are not considered impaired. As of 31 December 2007, trade receivables of RMB87,810,000 (2006: RMB86,914,000) were past due within a period of 6 months but not impaired (2006: same). These relate to a number of independent customers for whom there is no recent history of default.

14 TRADE RECEIVABLES *(Continued)*

(b) Company *(Continued)*

As of 31 December 2007, trade receivables of RMB241,242,000 (2006: RMB252,608,000) were impaired. The amount of the provision was RMB234,853,000 as of 31 December 2007 (2006: RMB238,342,000). The individually impaired receivables mainly relate to distributors, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The aging of these impaired receivables is as follows:

	2007	2006
	RMB'000	*RMB'000*
Up to 6 months	**298**	—
6 months to less than 1 year	**3,274**	243
1 year to less than 2 year	**3,835**	3,338
2 years to less than 3 year	**3,302**	10,578
Over 3 years	**230,533**	238,449
Total	**241,242**	252,608

Movements on the provision for impairment of trade receivables are as follows:

	2007	2006
	RMB'000	*RMB'000*
At 1 January	**238,342**	247,831
Provision for receivable impairment	**4,869**	14,603
Receivables written off during the year as uncollectible	**(8,358)**	(24,092)
At 31 December	**234,853**	238,342

The creation and release of provision for impaired receivables have been included in "selling expenses" in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

15 DEPOSITS, PREPAYMENT AND OTHER RECEIVABLES — GROUP

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Other receivables — third parties	**862,482**	235,535
Receivables from related parties	**11,275**	17,001
	873,757	252,536
Deposits, prepayment — third parties	**278,026**	234,731
	1,151,783	487,267
Less: provision for impairment	**(75,041)**	(71,464)
	1,076,742	415,803

At 31 December 2007 and 2006, the aging analysis of deposits, prepayment and other receivables was as follows:

	31 December 2007			31 December 2006		
	Amount	**Provision for bad debts**	**Balance after provision**	Amount	Provision for bad debts	Balance after provision
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
Less than 1 year	**1,054,388**	**(418)**	**1,053,970**	384,002	(194)	383,808
1 to less than 2 years	**13,772**	**(2,328)**	**11,444**	21,460	(3,293)	18,167
2 to less than 3 years	**13,099**	**(7,341)**	**5,758**	15,625	(3,028)	12,597
Over 3 years	**70,524**	**(64,954)**	**5,570**	66,180	(64,949)	1,231
Total	**1,151,783**	**(75,041)**	**1,076,742**	487,267	(71,464)	415,803

At 31 December 2007 and 2006, the nature analysis of deposits, prepayment and other receivables was as follows:

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Prepayment for purchase of raw materials	**774,359**	235,535
Prepayment for purchase of equity interests held by a minority owner in a subsidiary *(Note 38)*	**88,123**	—
Prepayment of land use rights recoverable from local government	**46,129**	15,023
Guarantee deposits	**41,420**	21,276
Others individual insignificant items	**201,752**	215,433
	1,151,783	487,267
Less: provision for impairment	**(75,041)**	(71,464)
	1,076,742	415,803

16 SHARE CAPITAL

As at 31 December 2007, the authorised registered share capital of the Company was RMB1,308,219,178 (as at 31 Dec 2006: RMB1,308,219,178) of RMB1 each.

	31 December 2007		31 December 2006	
	RMB'000	**Number of shares *('000)***	*RMB'000*	Number of shares *('000)*
PRC public shares subject to restriction *(a)*	**417,395**	**417,395**	417,395	417,395
PRC public shares ("A Shares")	**235,755**	**235,755**	235,755	235,755
Overseas public shares ("H Shares")	**655,069**	**655,069**	655,069	655,069
	1,308,219	**1,308,219**	1,308,219	1,308,219

As at 31 December 2007, all issued share capital had been fully paid up.

(a) According to the shareholding restructuring scheme approved in an A shares shareholders meeting in October 2006, the shareholders of the State shares and PRC legal person shares (collectively defined as the "Non Public Shares") offered to the A share shareholders 35,755,495 shares of their shares and a cash consideration of RMB48,000,000 in return for the conversion of the Non Public Shares into A shares, subject to certain disposal restrictions imposed that the shareholders of the Non Public Shares shareholders will not sell the shares which gain liquidity within a period of five years. In addition, the Non Public Shares shareholders, being the substantial shareholders of the Company, also undertake to appropriate 70% of the available profit of the Company as dividends for a period of 3 years.

Following the completion of the above transactions, Qingdao State Assets Supervision and Administration Committee transferred its equity interests held in the Company to its wholly owned subsidiary, TB Group Company on 4 April 2007 and TB Group Company became the substantial shareholder of the Company since then.

17 OTHER RESERVES

(a) Group

	Share premium *RMB 000*	Capital reserve *RMB'000*	Surplus reserve *RMB'000* *(note a)*	Public welfare fund *RMB'000* *(note a)*	Cumulative translation adjustments *RMB'000*	Total *RMB'000*
Balance at 1 January 2006, as previously reported	**3,058,231**	**17,252**	**329,147**	**269,923**	**(981)**	**3,673,572**
Opening adjustments for the accounting policy change on reserve appropriations *(note 2)*	—	—	(209,576)	—	—	(209,576)
Balance at 1 January 2006, as restated	**3,058,231**	**17,252**	**119,571**	**269,923**	**(981)**	**3,463,996**
Transfers *(a)*	—	—	269,923	(269,923)	—	—
Profit appropriations to surplus reserve	—	—	43,940	—	—	43,940
Translation difference	—	—	—	—	3,986	3,986
Acquisition/disposal of interests from/to minority shareholders	—	48,501	—	—	—	48,501
Balance at 31 December 2006	**3,058,231**	**65,753**	**433,434**	**—**	**3,005**	**3,560,423**
Balance at 1 January 2007, as previously reported	**3,058,231**	**65,753**	**669,637**	**—**	**3,005**	**3,796,626**
Opening adjustments for the accounting policy change on reserve appropriations *(note 2)*	—	—	(236,203)	—	—	(236,203)
Balance at 1 January 2007, as restated	**3,058,231**	**65,753**	**433,434**	**—**	**3,005**	**3,560,423**
Profit appropriation to surplus reserve *(a)*	—	—	61,785	—	—	61,785
Translation difference	—	—	—	—	898	898
Gross gain on fair value of available-for-sale financial assets	—	13,007	—	—	—	13,007
Deferred income tax liabilities for available-for-sale financial assets	—	(3,252)	—	—	—	(3,252)
Balance at 31 December 2007	3,058,231	75,508	495,219	—	3,903	3,632,861

17 OTHER RESERVES *(Continued)*

(b) Company

	Share premium RMB'000	Capital reserve RMB'000	Surplus reserve RMB'000 *(note a)*	Public welfare fund RMB'000 *(note a)*	Unappropriated profits RMB'000 *(note b)*	Reserves total RMB'000	Proposed dividends RMB'000
Balance at 1 January 2006	3,058,231	1,782	209,383	180,112	358,462	3,807,970	209,315
Transfer *(a)*	—	—	180,112	(180,112)	—	—	—
Proposed dividends *(note 33)*	—	—	—	—	(287,808)	(287,808)	287,808
Profit for the year	—	—	—	—	501,548	501,548	—
Dividends declared	—	—	—	—	—	—	(209,315)
Profit appropriation to surplus reserve	—	—	43,579	—	(43,579)	—	—
Acquisition/disposal of interests from/to minority shareholders	—	48,501	—	—	—	48,501	—
Balance at 31 December 2006	3,058,231	50,283	433,074	—	528,623	4,070,211	287,808
Balance at 1 January 2007	3,058,231	50,283	433,074	—	528,623	4,070,211	287,808
Proposed dividends *(note 33)*	—	—	—	—	(287,808)	(287,808)	287,808
Profit for the year	—	—	—	—	146,759	146,759	—
Dividends declared	—	—	—	—	—	—	(287,808)
Profit appropriation to surplus reserve	—	—	18,498	—	(18,498)	—	—
First time adoption of new CAS	—	—	43,287	—	(43,287)	—	—
Gross gain on fair value of available-for-sale financial assets	—	7,310	—	—	—	7,310	—
Deferred income tax liabilities for available-for-sale financial assets	—	(1,827)	—	—	—	(1,827)	—
Transfer	—	—	360	—	(360)	—	—
Balance at 31 December 2007	3,058,231	55,766	495,219	—	325,429	3,934,645	287,808

17 OTHER RESERVES *(Continued)*

Note:

(a) Statutory reserves

According to the Articles of Association of the Company and the Company Law of the PRC, the Company has to set aside 10% of its net profit after taxation under the PRC accounting standards for the statutory surplus reserve (except where the reserve balance has reached 50% of the paid-up share capital of the Company). It is also obliged under the Article of Associations to appropriate funds to the public welfare fund at a percentage of the net profit after taxation as determined by the directors before the year ended 31 December 2007. These reserves are not distributable as cash dividends.

Pursuant to the provisions under the Company law of PRC and the Articles of Association of the Company, as amended in the annual general meeting held on 29 June 2006, the Company ceased to appropriate funds to the public welfare fund of the Company from 1 January 2006 onwards. The balance of the public welfare fund of the Group and the Company as at 1 January 2006 of approximately RMB 269,923,000 and RMB180,112,000, respectively, were transferred to the surplus reserve in accordance with regulations promulgated by the Ministry of Finance of the PRC.

On 1 January 2007, the Company adopted the "Accounting Standards for Business Enterprise (2006)" of PRC ("CAS"), with retrospective application in its statutory financial statements. Accordingly, the retained earnings brought forward from 2006 were restated and the Directors made an additional transfer from retained earnings to surplus reserve of approximately RMB43,287,000 as a result.

(b) Basis of profit distribution and appropriation

In accordance with the Company's Articles of Association and Document Cai Kuai Zi [1995] No. 31 issued by the State Ministry of Finance, appropriations to surplus reserves and discretionary surplus reserves should be made based on the amount of profits as determined in accordance with the PRC accounting standards and regulations. The Company declares dividends based on the lower of distributable profits of the Company reported under the PRC accounting standards and HKFRS.

18 BORROWINGS

(a) Group

Bank loans

	31 December 2007			31 December 2006		
	Short-term bank loans	**Long-term bank loans**	**Total**	Short-term bank loans	Long-term bank loans	Total
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
Repayable:						
— Within 1 year	**971,096**	**10,216**	**981,312**	599,745	2,164	601,909
— Between 2 and 5 years	**—**	**80,076**	**80,076**	—	40,725	40,725
— Over 5 years	**—**	**10,778**	**10,778**	—	12,534	12,534
	971,096	**101,070**	**1,072,166**	599,745	55,423	655,168
Less: Portion due within 1 year	**(971,096)**	**(10,216)**	**(981,312)**	(599,745)	(2,164)	(601,909)
Long-term portion	**—**	**90,854**	**90,854**	—	53,259	53,259

18 BORROWINGS *(Continued)*

(a) Group *(Continued)*

As at 31 December 2007, loans of the Group amounting to approximately RMB14,284,000 and RMB7,787,000 were guaranteed by the Beijing Development and Reform Committee and the Beijing Branch of Bank of China, respectively.

Approximately RMB20,000,000 (2006: RMB16,000,000) of the loans of the Group as at 31 December 2007 were secured by machinery with an aggregate carrying value of approximately RMB37,002,000 (2006: machinery of approximately RMB35,800,000) and inventory with an aggregate carrying value of RMB10,400,000.

Finance lease liabilities

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Less than 1 year	2,565	—
1 to less than 2 years	2,565	—
2 to less than 3 years	2,565	—
Over 3 years	3,205	—
	10,900	—
Less: Portion due within 1 year	(2,565)	—
Finance lease liabilities	8,335	—
Less: Unearned finance income	(2,609)	—
	5,726	—

(b) Company

	31 December 2007			31 December 2006		
	Short-term bank loans	**Long-term bank loans**	**Total**	Short-term bank loans	Long-term bank loans	Total
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
Bank loans, repayable within 1 year	**545,230**	**—**	**545,230**	390,435	—	390,435

18 BORROWINGS *(Continued)*

The carrying amounts of the borrowings are denominated in the following currencies.

	Group		Company	
	2007	2006	**2007**	2006
	'000	*'000*	***'000***	*'000*
RMB	**623,977**	200,108	**—**	—
Hong Kong dollars	**60,888**	41,202	**—**	—
US dollars	**365,230**	390,435	**365,230**	390,435
Euros	**14,284**	15,411	**—**	—
Danish Krone	**7,787**	8,012	**—**	—
	1,072,166	655,168	**365,230**	390,435

All the loans of the Group are subject to the market interest rate changes except the loans dominated in Danish Krone and Euro which are interest free ("Interest Free Loans").

The effective interest rates at the balance sheet date for the loans denominated in RMB, HK$ and US$ were 3.35%, 5.02% and 6.10% per annum, respectively. The directors consider that the carrying amount of these borrowings approximates their respective fair value as at 31 December 2007. The fair value of the Interest Free Loans was RMB14,529,000.

As at 31 December 2007, the Group had aggregate unutilised short term loan facilities of approximately RMB1,400,000,000 (2006: RMB2,100,000,000). All are expiring within a year with floating interest rates to be charged on the amount to be drawn down.

19 DERIVATIVE FINANCIAL INSTRUMENTS

	As at 31 December 2007	
	Assets	**Liabilities**
	RMB'000	***RMB'000***
Forward foreign exchange contracts	**—**	**22,801**

According to the accounting policy of the described in Note 2.9, these derivative instruments were remeasured at their fair value as at 31 December 2007. The revaluation loss of these contracts held at year end which remained at open position was approximately RMB19,052,000 and it had been charged to the income statement.

20 DEFERRED INCOME TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 18% to 25% (2006: 15% to 33%).

The movements in deferred tax assets/liabilities are as follows:

(i) Deferred tax assets

	As at 1 January 2007 *RMB'000*	(Credited)/ charged to the income statement *RMB'000*	As at 31 December 2007 *RMB'000*	As at 1 January 2006 *RMB'000*	(Credited)/ charged to the income statement *RMB'000*	As at 31 December 2006 *RMB'000*
Fair value adjustment on depreciation of fixed assets	**3,789**	**(1,608)**	**2,181**	4,206	(417)	3,789
Impairment provision	**9,395**	**3,057**	**12,452**	—	9,395	9,395
Advertising expenses not tax deductible in current year	**3,687**	**35,171**	**38,858**	3,232	455	3,687
Accruals not tax deductible in current year	**53,380**	**58,712**	**112,092**	14,368	39,012	53,380
Loss on derivative financial instruments	**562**	**5,138**	**5,700**	—	562	562
Others	—	**3,500**	**3,500**	—	—	—
Total	**70,813**	**103,970**	**174,783**	21,806	49,007	70,813

(ii) Deferred tax liabilities

	Fair value adjustment on depreciation		Gain on AFS financial assets		Total	
	2007 *RMB'000*	2006 *RMB'000*	**2007** *RMB'000*	2006 *RMB'000*	**2007** *RMB'000*	2006 *RMB'000*
At 1 January	**16,448**	17,374	—	—	**16,448**	17,374
Credited to the income statement	**(2,819)**	(926)	—	—	**(2,819)**	(926)
Charged to equity	—	—	**3,406**	—	**3,406**	—
At 31 December	**13,629**	16,448	**3,406**	—	**17,035**	16,448

As at 31 December 2007, deferred tax assets were mainly recognised for temporary differences arising from fair value adjustments made on depreciation of fixed assets acquired in business combinations; impairment loss provision against fixed assets and financial assets, and certain promotion expenses and accrual of expenses not allowed for current year tax deduction claims, to the extent that realisation of such tax benefits through future taxable profits is probable.

20 DEFERRED INCOME TAXATION *(Continued)*

(ii) Deferred tax liabilities *(Continued)*

The Group adjusted the deferred tax assets/liabilities brought forward according to the future revised tax rate described in Note 31(a)(ii).. The impact of the adjustment was a reduction in income tax expense of the year of approximately RMB7,382,000.

In addition, the Group also had aggregate unrecognised deferred tax assets amounting to approximately RMB253,496,000 (2006: RMB276,453,000) as at 31 December 2007 mainly attributable to tax losses of subsidiaries of approximately RMB1,013,983,000 (2006: RMB837,737,000) carried forward, which will expire in the period from 2008 to 2012; fair value adjustments made on depreciation of fixed assets of approximately RMB29,038,000 (2006: RMB39,000,000); provision for realisation losses and impairment losses of receivable balances; and inventories and fixed assets of approximately RMB224,935,000 (2006: RMB258,607,000). Deferred tax assets had not been recognised due to the fact that there is no certainty of their respective realisation of these tax benefits through available future taxable profits of the subsidiaries concerned.

21 DEFERRED GOVERNMENT GRANTS

Deferred government grants mainly represented subsidy received/receivable from local governments for capital expenditures incurred by certain subsidiaries of the Group for their new production facilities.

22 TRADE PAYABLES — GROUP

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Trade payables	**1,080,803**	794,675

The aging analysis of trade payables (including amounts due to related parties) is as follows:

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Less than 1 year	**1,057,195**	725,458
1 to less than 2 years	**7,379**	49,666
2 to less than 3 years	**8,891**	9,917
Over 3 years	**7,338**	9,634
	1,080,803	794,675

23 BILLS PAYABLE

All the bills payable balances of the Group as at 31 December 2007 are of maturity within six months. Approximately RMB16,116,000 (2006: RMB16,391,000) of bank deposits of the Group denominated in Renminbi had been pledged for the issuance of these bills, and approximately RMB19,396,000 of the bills issued by the subsidiaries as at 31 December 2007 (2006: RMB 110,850,000) were guaranteed by the Company. The Directors are of view that the carrying amount of the bill payable as at year end approximated to their fair value.

24 ACCRUALS AND OTHER PAYABLES

The analysis of accruals and other payables (including amounts due to related parties) by nature is as follows:

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Guarantee deposits for recycled bottles	**525,144**	443,494
Accruals for marketing and advertising expenses	**532,727**	445,845
Payable to vendors of construction in progress and fixed assets	**241,453**	70,977
VAT and other duties and taxes	**236,991**	181,138
Accrued payroll and other staff costs	**165,743**	158,700
Capital contribution from a minority shareholder of a subsidiary	**—**	15,703
Others	**470,239**	450,547
	2,172,297	1,766,404

25 DEPOSITS AND ADVANCE FROM CUSTOMERS

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Deposits and advance from customers	**482,882**	191,662

The aging analysis of deposits and advance from customers (including amounts due to related parties) is as follows:

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Less than 1 year	**476,910**	182,881
1 to less than 2 years	**682**	1,815
2 to less than 3 years	**643**	382
Over 3 years	**4,647**	6,584
	482,882	191,662

26 OTHER GAINS — NET

	2007 *RMB'000*	2006 *RMB'000*
Derivative instruments:		
— foreign exchange forward contracts not qualified for hedge accounting	**(19,052)**	(3,659)
— realised gain on foreign exchange forward contracts	**(3,905)**	7,791
Interest income	**24,224**	22,499
Government grants *(i)*	**96,202**	66,043
	97,469	92,674

(i) In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies determined with reference to the amounts of taxes paid by these subsidiaries.

27 OTHER OPERATING LOSS — NET

	2007 *RMB'000*	2006 *RMB'000*
Goodwill impairment loss	**—**	151,061
Impairment provision against property, plant and equipment ("PP&E") *(note 7(b))*	**141,008**	163,688
Gain on disposal of PP&E	**(1,137)**	(37,586)
Disposal of sundry materials and others	**(76,776)**	(21,773)
	63,095	255,390

28 EXPENSES BY NATURE

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analysed as follows:

	2007	2006
	RMB'000	*RMB'000*
Changes in inventories of finished goods and work in progress	**(55,040)**	37,419
Raw materials and consumables used	**6,299,824**	5,181,911
Employee benefit expenses *(Note 29)*	**1,316,392**	703,384
Depreciation, amortisation and impairment charges *(Notes 6, 7 and 8)*	**669,215**	858,151
Transportation expenses	**464,261**	506,076
Advertising costs	**525,327**	198,819
Auditors' remuneration	**6,930**	6,300
Utilities	**383,890**	385,814
Other expenses	**2,946,161**	2,982,892
Total cost of sales, distribution costs and administrative expenses	**12,556,960**	10,860,766

29 EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	2007	2006
	RMB'000	*RMB'000*
Wages and salaries	**964,857**	575,507
Social security costs	**94,242**	36,757
Pension costs — defined contribution plans	**110,646**	89,946
Staff employment medical benefits	**11,074**	1,174
Others	**88,573**	64,897
	1,269,392	768,281

29 EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) *(Continued)*

(a) Directors' and senior management's emoluments

The remuneration of every director for the year ended 31 December 2007 is set out below:

Name of directors	Fees	Other emoluments	Salary	Social security contributions	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Mr. Li Guirong	—	—	542	16	558
Mr. Jin Zhiguo	—	—	542	28	570
Mr. Sun Mingbo	—	—	415	28	443
Mr. Sun Yuguo	—	—	371	28	399
Mr. Liu Yingdi	—	—	361	28	389
Mr. Mark F Schumm	30	—	—	—	30
Mr. Stephen J Burrows	30	—	—	—	30
Mr. Chu Zhengang	80	—	—	—	80
Mr. Fu Yang	80	—	—	—	80
Ms. Li Yan	80	—	—	—	80
Mr. Poon Chiu Kwok	80	—	—	—	80
	380	—	2,231	128	2,739

The remuneration of every director for the year ended 31 December 2006 is set out below:

Name of directors	Fees	Other emoluments	Salary	Social security contributions	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Mr. Li Guirong	—	—	312	8	320
Mr. Jin Zhiguo	—	—	312	17	329
Mr. Liu Yingdi	—	—	245	17	262
Mr. Sun Mingbo	—	—	269	17	286
Mr. Sun Yuguo	—	—	245	17	262
Mr. Stephen J Burrows	30	—	—	—	30
Mr. Mark F Schumm	30	—	—	—	30
Mr. Chu Zhengang	50	—	—	—	50
Mr. Fu Yang	50	—	—	—	50
Mr. Li Yan	50	—	—	—	50
Mr. Poon Chiu Kwok	50	—	—	—	50
	260	—	1,383	76	1,719

29 EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) *(Continued)*

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year included three (2006: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payables to the remaining two (2006: two) individuals during the year are as follows:

	2007 *RMB'000*	2006 *RMB'000*
Basic salaries and allowances	**878**	489
Social security contributions	**45**	34
	923	523

(c) Supervisory committee members' emoluments

The emoluments of the five existing and former committee members are as follows:

	2007 *RMB'000*	2006 *RMB'000*
Basic salaries and allowances	**383**	311
Social security contributions	**56**	52
	439	363

30 FINANCE EXPENSES

	2007 *RMB'000*	2006 *RMB'000*
Interest on bank loans	**39,426**	39,473
Net foreign exchange translation gains	**(24,417)**	(12,574)
	15,009	26,899

31 TAXATION

(a) Income tax expense

	2007	2006
	RMB'000	*RMB'000*
Current income tax		
— Hong Kong profits tax *(i)*	**5,456**	3,161
— PRC enterprise income tax *(ii)*	**515,145**	225,835
Deferred income tax *(note 20)*	**(106,789)**	(49,933)
	413,812	179,063

(i) Hong Kong profits tax

Hong Kong profit tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

Tax concessions and holidays entitled by the Group:

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Finance Bureau of Qingdao on 23 March 1997 that this preferential tax treatment would not be terminated until further notice.

On 5 July 2007, the Company became aware of a notice which was issued by SAT in June 2007 (the "Notice") regarding the preferential tax treatment granted to nine state-owned enterprises listed on the Stock Exchange of Hong Kong Limited in 1993 (including the Company). According to the Notice, the relevant local tax authorities are required to immediately rectify the expired preferential tax treatments adopted by the Company and take appropriate action on the differences of income taxes collected in prior years arising therefore in accordance with the applicable rules and provisions under the promulgated Law on Tax Collection and Administration of the PRC.

On 15 April 2008, the Company was informed by the governing local tax bureau that the applicable EIT rate for the year ended 31 December 2007 was adjusted from 15% to 33%.The PRC EIT for current year of the Company was hence provided at 33% (2006: 15%) in the financial statements of the Company and the Group. The Company has not been notified by any tax authorities regarding the exposure of prior years. The directors are of the view that the final outcome cannot be reliably estimated and, therefore, no provision for potential EIT exposure in prior years had been made in the financial statements.

31 TAXATION *(Continued)*

(a) Income tax expense *(Continued)*

(ii) PRC enterprise income tax ("EIT") (Continued)

Xiamen Company, Songjiang Company, Changsha Company, Yulin Company, Five Star Company, Three Ring Company, Fuzhou Company and Nanning Company were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. 2007 is the fourth profitable year of Xiamen Company, the second profitable year of Songjiang Company and the first profitable year of Changsha Company and Fuzhou Company. Accordingly, EIT expense for Xiamen Company was provided at reduced rates of 7.5%; while Songjiang Company, Changsha Company and Fuzhou Company were exempt from the income tax for the current year. Other subsidiaries described above had not yet reached their first year of profit-marking after offsetting prior year tax losses brought forward.

Huanan Sales Company, Huanan Holding Company, Shenzhen Asahi, Zhuhai Company and Dongguan Sales Company were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Sanshui Company was approved as enterprises with foreign investment in Sanshui County, one of the Coastal open economic regions. Accordingly, enterprise and local income tax rates for Sanshui Company were 24% and 3%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

Changes in Enterprise Income Tax Law in the PRC:

On 16 March 2007, the 10th National Peoples Congress of PRC approved the PRC Enterprise Income Tax Law ("EIT Law"), being effective on 1 January 2008. Applicable income tax rate of entities within the Group currently apply 33% tax rate will be subject to 25% from 1 January 2008. According to Guo Fa [2007] No.39, "Circular of the State Council on the Implementation of Transitional Preferential Enterprise Income Tax Policies", from 1 January 2008, the lower preferential tax rates enjoyed by certain enterprises shall gradually be increased to the statutory tax rate of 25% within 5 years from 1 January 2008, while entities currently applying 24% EIT rate of 24% shall be adjusted to 25% in 2008. The effect of this change has been reflected in the determination of deferred tax assets/liabilities as at 31 December 2007.

For entities which are still entitled to unutilized tax holidays (including two-year exemption and three-year half rate) under the then existing preferential tax treatments, the unutilized tax holiday is allowed to be carried forward to 2008 and future years until their expiry. However, if an entity has not yet commenced its tax holiday due to its loss position, the tax holiday is deemed to commence from 2008 onwards.

31 TAXATION *(Continued)*

(a) Income tax expense *(Continued)*

Reconciliation of weighted average applicable tax rate to effective tax rate:

	2007 *RMB'000*	2006 *RMB'000*
Weighted average applicable tax rate	**19%**	10%
Effect from change of EIT rate	**(1%)**	—
Originating temporary differences not recognised as deferred tax assets in current year	**24%**	20%
Utilisation of temporary differences not recognised as deferred tax assets of prior years	**(2%)**	(4%)
Tax refund or relief granted	**(3%)**	(2%)
Costs, expenses and losses which could not be deducted from ascertaining the assessable tax profit for tax purposes	**5%**	5%
Effective tax rate	**42%**	29%

The increase in weighted average applicable tax rate is mainly due to tax rate change (from 15% to 33%) of the Company in 2007.

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

(c) Consumption tax

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is levied at RMB220 per ton.

32 EARNINGS PER SHARE — BASIC AND DILUTED

Earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the number of ordinary shares in issue during the year.

	Year ended 31 December	
	2007	2006
Profit attributable to share holders of the Company *(RMB'000)*	**538,911**	447,867
Number of ordinary shares in issue *(thousands)*	**1,308,219**	1,308,219
Basic earnings per share *(RMB per share)*	**0.41**	0.34

The diluted earnings per share information was the same as basic for 2007 and 2006 as there were no dilutive potential ordinary shares as of 31 December 2007 and 2006.

33 DIVIDENDS

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Proposed final dividend of RMB0.22 (2006: RMB0.22) per share	**287,808**	287,808

The dividends paid during the year ended 31 December 2007 were final dividends of 2006 at RMB287,808,000 (RMB0.22 per share) (2006: final dividend for 2005 at RMB209,315,000) (RMB0.16 per share). At the board of directors meeting held on 21 April 2008, the directors proposed a final dividend in respect of 2007 of RMB0.22 per share, amounting to an aggregate amount of RMB287,808,000. This proposed dividend will be approved at the Annual General Meeting and shown as appropriations in the year ending 31 December 2008. These financial statements do no reflect this dividend payable.

34 CASH GENERATED FROM OPERATIONS

Reconciliation of profit for the year to net cash inflow from operation

	2007	2006
	RMB'000	*RMB'000*
Profit for the year	**578,768**	448,757
Taxation	**413,812**	179,063
Share of loss from associates	**(283)**	(1,041)
Income from wavier of payable balances	**—**	(10,526)
Interest income *(Note 26)*	**(24,224)**	(22,499)
Net exchange gains *(Note 30)*	**(24,417)**	(12,574)
Depreciation *(Note 7)*	**505,187**	513,580
Gain on disposal of PP&E	**(11,494)**	(37,586)
Impairment loss on PP&E *(Note 7)*	**141,008**	163,688
Amortisation of intangible assets and leasehold land *(Note 6, 8)*	**23,020**	29,822
Goodwill impairment loss and disposal *(Note 8)*	**—**	151,061
Fair value losses on derivative financial instruments *(Note 26)*	**22,957**	3,659
Interest expenses *(Note 30)*	**39,426**	39,473
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)		
Deferred income tax assets	**(103,970)**	(49,007)
Deferred income tax liabilities	**(2,819)**	(926)
Inventories	**(569,206)**	(243,822)
Trade receivables	**6,981**	3,888
Bills receivable	**7,685**	30,234
Deposits, prepayments and other receivables	**(660,939)**	(88,531)
Trade payables	**286,128**	83,678
Accruals and other payables	**462,960**	266,044
Bills payable	**(42,849)**	(75,727)
Deposits and advance from customers	**291,220**	(27,343)
Taxes payable	**55,852**	(10,875)
Pledged bank deposits	**(742)**	—
Cash generated from operations	**1,394,061**	1,332,490

In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	2007	2006
	RMB'000	*RMB'000*
Net book value *(Note 7)*	**32,927**	29,594
Profit on disposal of PP&E	**1,137**	28,736
Proceeds from disposal of PP&E	**34,064**	58,330

35 CONTINGENCIES

(a) Pursuant to certain policies for housing reform issued by the State Council of the PRC and Qingdao Municipal Government in 1998, the policy of allocating staff quarters by the Company as welfare benefits of its employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies. As at 31 December 2007, no formal plan had yet been developed by the Group and no plans had been announced by the Group to their employees in respect of the arrangements. After obtaining the relevant legal advice, the Company's board of directors is of the opinion that the Group had no obligation to make any payment or provisior for such monetary housing subsidies as at 31 December 2007 and there is no reasonable basis to accrue for any potential liabilities.

(b) As described in Note 31, the directors are of the view that the potential income tax liabilities prior to 2007 arising from the cancellation of the previous preferential tax concessions could not be reliably estimated and therefore, no provision was made in the financial statements of 2007.

(c) As at 31 December 2007, the Group had provided guarantee of RMB22,000,000 in favor of an associate of the Group for its bank loans.

(d) During the year, a third party (the "Claimant") filed a lawsuit against the Company, a subsidiary of the Company, and the local government which was the owner of the predecessor of a subsidiary of the Group ("the Predecessor", from which the Company acquired certain assets in order to set up that subsidiary) (collectively defined as the "Plaintiff"), seeking compensation of RMB 12,135,000 on the grounds that the Claimant had settled a loan liability of the Predecessor in the capacity as a loan guarantor, and it made a petition to court to enforce the Plaintiff to compensate it. Up to the date of approval of these financial statements, the lawsuit was still at hearing stage by a court. The directors of the Company, after obtaining a legal opinion for its legal counsel, are of view that it is unlikely the Group would suffer any material loss from this incident. Accordingly no litigation loss provision had been made in the financial statements of 2007.

36 COMMITMENTS

(a) Capital and other commitments

The Group had no material capital commitments which were authorised but not contracted and provided for as at 31 December 2007.

The Group's and the Company's commitments is primarily related to construction of fixed assets, acquisition of subsidiaries and other activities which were contracted but not provided for in the financial statements. Details are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
	1,853,617	981,819	**393,146**	141,136

Note: These commitments mainly relate to construction of new breweries and increase in production capacity as well as for raw materials purchase.

36 COMMITMENTS *(Continued)*

(b) Operating lease and other commitments

As at 31 December 2007, the Group had future aggregate minimum lease payments under non-cancelable operating leases of land and buildings as well as other commitments associated with its operating activities as follows:

	2007 *RMB'000*	2006 *RMB'000*
Not later than one year	**23**	343

37 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The following major transactions were carried out with related parties:

	2007 *RMB'000*	2006 *RMB'000*
Purchases from related companies		
— Associates	**1,296**	94,943
Sales to related companies		
— Associates	**268,510**	250,274
— Cultural Communication Company	**2,873**	—
	271,383	250,274
Construction services provided to the Group		
— Tsingtao Brewery Construction Company Limited	**43,336**	3,788
Logistics services provided to the Group (including paid on behalf)		
— Associates	**280,509**	219,273
Guarantee provided in favour of the Group's receivables		
— TB Group Company (withdrawn during 2007, see Note 9(b)(ii))	**—**	35,890
Guarantee provided in favour of the an associate of the Group		
— Asahi Beverage	**22,000**	16,000
Interest paid to		
— TB Group Company	**3,520**	3,249
Purchase of subsidiary from its substantial shareholder		
— TB Group Company	**5,290**	—

All the above transactions with related parties were carried out based on terms agreed between the Group and the related companies.

37 RELATED PARTY TRANSACTIONS *(Continued)*

(b) As at 31 December 2007, the Group had the following significant balances maintained with related parties:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Included in				
Amount due from subsidiaries	**—**	—	**237,434**	146,509
Trade receivable and other long-term assets accounts				
— Wholly owned subsidiaries of the Group	**—**	—	**3,931**	2,572
— Non-wholly owned subsidiaries of the Group	**—**	—	**65,377**	19,041
— Associates *(9b(ii))*	**41,659**	91,349	**30,413**	89,738
— Other related parties	**—**	882	**—**	882
Loans to subsidiaries *(i)*				
— Wholly owned subsidiaries of the Group	**—**	—	**336,120**	—
— Non-wholly owned subsidiaries of the Group	**—**	—	**2,368,758**	2,759,788
Deposits, prepayment and other receivables				
— Wholly owned subsidiaries of the Group	**—**	—	**29,177**	1,026
— Non-wholly owned subsidiaries of the Group	**—**	—	**138,951**	123,217
— Associates	**11,275**	5,052	**969**	5,052
— Other related parties	**—**	11,949	**—**	787
Trade payables				
— Non-wholly owned subsidiaries of the Group	**—**	—	**50,676**	22,639
Other payables and long-term payables				
— Non-wholly owned subsidiaries of the Group	**—**	—	**80,953**	79,963
— A-B Company *(ii)*	**109,569**	117,131	**—**	—
— Associates	**18,088**	378	**515**	378
— Other related parties	**31,657**	21,243	**14,180**	578
Sales deposits				
— Non-wholly owned subsidiaries of the Group	**—**	—	**—**	326
— Associates	**6,156**	307	**6,156**	307
Short-term loans from				
— TB Group Company	**70,000**	65,000	**—**	—

Except for those mentioned in notes (i) and (ii) below and except for the short-term loans, the Group's current balances maintained with related parties are all unsecured, non-interest bearing and with no fixed repayment terms.

37 RELATED PARTY TRANSACTIONS *(Continued)*

(b) *(Continued)*

(i) As at 31 December 2007, the Company had extended certain advances and loans, amounting to approximately RMB2,704,878,000 (2006: RMB2,759,788,000), to subsidiaries through entrusted loan arrangement made with banks in the PRC (See Note 9).

(ii) In October 2003, a subsidiary of the Company, Hong Kong Company entered into a loan agreement with Anheuser-Busch Companies, Inc ("A-B Company") that Hong Kong Company borrowed a loan of USD$15,000,000 (equivalent to approximately RMB109,569,000 (the "Loan") from A-B Company. The Loan is interest-bearing at 1% per annum, unsecured and repayable within 5 years. The Company has undertaken to guarantee the repayment of the Loan.

(c) Key management compensation

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Basic salaries, allowances and benefits-in-kind	**5,302**	3,210
Retirement fund contributions	**485**	242
	5,787	3,452

Key management personnel are those persons, in total 15 persons, having authority and responsibility for planning, directing and controlling the activities of the Group, including directors and other senior management personnel.

38 SUBSEQUENT EVENTS

Saved as disclosed in other notes to the financial statements, the Company and the Group had the following significant subsequent events after 31 December 2007:

(a) Acquisition of minority interests of a subsidiary

On 28 December 2007, the Company signed a conditional agreement with Xian Industry Asset Management Company in order to acquire the 23.9% equity interests held by it in Xi'an Company, a 76.1% owned subsidiary of the Company, at a consideration of RMB171 million. The transaction is subject to completion of the registration of the share transfer made with relevant authorities. The procedures were completed on 25 January 2008 and Xi'an Company became a wholly owned subsidiary of the Company thereafter.

(b) Issue of bonds with detachable warrants rights

On 2 April 2008, the Company issued bonds at norminal value of RMB1,500 million, divided into 15 million units with RMB100 at par, each unit is attached with seven warrant rights which entitled the holder to convert the rights into A shares of the Company at a conversion ratio of each two warrants to one A share, exercisable in the period from 13 October 2009 to 19 October 2009. The maturity of the whole bonds is on 2 April 2014, and they bear fixed interest rate at 0.8% per annum.

The net proceeds received from this issuance of bonds with warrant rights were approximately RMB1,472 million. Both the bonds and the attached warrant rights have been listed on the Shanghai Stock Exchange since 18 Apri 2008. The proceeds are intended to finance the ongoing capital commitments of the Group.

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRS

The Group has prepared a separate set of financial information for the year ended 31 December 2007 in accordance with "Accounting Standards for Business Enterprises (2006)" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRS give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRS are summarised and explained in the following table:

Impact on the consolidated net assets:

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Net assets as per accounts prepared under PRC GAAP	**5,509,185**	5,228,197
HKFRS adjustments:		
Miscellaneous insignificant adjustments	**—**	19,232
Net assets attributable to the Company's shareholders as per financial statements prepared under HKFRS	**5,509,185**	5,247,429

Impact on the consolidated net profit:

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Net profit under PRC GAAP	**558,142**	436,958
HKFRS adjustments:		
Additional depreciation charges arising from differences in the accounting of assets valuation under PRC GAAP and HKFRS	**(18,434)**	(366)
Miscellaneous insignificant adjustments	**(797)**	11,275
Profit attributable to shareholders of the Company under HKFRS	**538,911**	447,867

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
中華人民共和國
香港中環太子大廈廿二樓
電話 (852) 2289 8888
傳真 (852) 2810 9888
www.pwchk.com

致青島啤酒股份有限公司全體股東

(於中華人民共和國註冊成立之中外合資股份有限公司)

本核數師已完成審核列載於第147至第223頁的青島啤酒股份有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)綜合財務報表,包括於2007年12月31日的綜合及公司資產負債表,截至該日止年度的綜合利潤表、綜合權益變動表及綜合現金流量表,以及主要會計政策概要及其他說明附註。

董事對財務報表的責任

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核數師的責任

我們的責任是根據我們審核工作的結果對該等財務報表作出意見,並僅向閣下作為法人作出報告。除此以外,我們的報告書不會作其他用途。我們概不會就本報告書的內容而向任何其他人士負責或承擔任何責任。

我們是按照香港會計師公會頒佈之香港審計準則進行審核工作。該等準則要求我們遵守道德規定及策劃及進行審核工作,以合理確定此等財務報表是否不存有重大錯誤陳述。

審核工作包括執行程序以取得與該等財務報表所載數額及披露事項有關的審核憑證。所選取的程序須視乎核數師的判斷,包括評估財務報表的重大錯誤陳述(不論其由欺詐或錯誤引起)的風險。於作出該等風險評估時,核數師考慮與實體編製並真實與公允地呈報財務報表有關的內部控制,以為不同情況設計適當審核程序,但並非旨在就實體內部控制是否有效作出意見。審核工作亦包括評估所採用的會計政策是否適當及董事所作的會計估計是否合理,並就財務報表的整體呈報方式作出評估。

我們相信,我們已取得充分恰當的審核憑證,以為我們的審核意見提供基礎。

意見

我們認為，綜合財務報表均真實與公允地反映貴公司及貴集團於2007年12月31日的財政狀況及貴集團截至該日止年度的盈利和現金流量，並已按照香港財務報告準則和香港《公司條例》的披露規定編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，2008年4月21日

資產負債表

	附註	本集團 於12月31日 2007年 人民幣千元	本集團 於12月31日 2006年 人民幣千元	本公司 於12月31日 2007年 人民幣千元	本公司 於12月31日 2006年 人民幣千元
資產					
非流動資產					
不動產、廠房及設備	7	**5,608,946**	5,098,594	**946,698**	957,531
投資物業	7	**—**	—	**20,853**	—
租賃土地及土地使用權	6	**717,172**	676,759	**65,878**	68,892
預付土地使用權款		**17,442**	17,442	**17,442**	17,442
無形資產	8	**237,269**	232,493	**95,494**	78,741
投資於子公司	9	**—**	—	**1,857,838**	1,628,989
子公司借款	9	**—**	—	**2,704,878**	2,759,788
聯營公司權益	10	**27,882**	18,576	**7,200**	6,004
遞延所得税資產	20	**174,783**	70,813	**120,425**	41,563
可供銷售的金融資產	12	**20,223**	—	**12,195**	16,504
其他長期資產		**11,120**	27,258	**3,167**	22,664
		6,814,837	6,141,935	**5,852,068**	5,598,118
流動資產					
存貨	13	**2,187,254**	1,641,319	**411,062**	316,998
應收子公司款		**—**	—	**237,434**	146,509
應收賬款	14	**94,199**	101,180	**44,117**	33,535
應收票據		**37,294**	44,979	**—**	—
保證金、預付賬款及其他應收款	15	**1,076,742**	415,803	**293,260**	88,736
已抵押的銀行存款	23	**20,266**	19,524	**—**	—
現金及現金等價物	11	**1,314,643**	1,213,243	**689,459**	594,700
		4,730,398	3,436,048	**1,675,332**	1,180,478
資產合計		**11,545,235**	9,577,983	**7,527,400**	6,778,596
股東權益					
資本及可供本公司股東分配的儲備					
股本	16	**1,308,219**	1,308,219	**1,308,219**	1,308,219
其他儲備	17	**3,632,861**	3,560,423	**3,609,216**	3,541,588
未分配盈餘					
— 擬派發末期股息		**287,808**	287,808	**287,808**	287,808
— 其他		**280,297**	90,979	**325,429**	528,623
		5,509,185	5,247,429	**5,530,672**	5,666,238
少數股東權益		**479,150**	452,294	**—**	—
股東權益合計		**5,988,335**	5,699,723	**5,530,672**	5,666,238

	附註	本集團 於12月31日 2007年 人民幣千元	本集團 於12月31日 2006年 人民幣千元	本公司 於12月31日 2007年 人民幣千元	本公司 於12月31日 2006年 人民幣千元
負債					
非流動負債					
借款	*18*	**90,854**	53,259	**—**	—
衍生金融工具	*19*	**22,801**	3,749	**22,801**	3,749
遞延所得稅負債	*20*	**17,035**	16,448	**1,828**	—
應付股東長期借款	*37(b)*	**—**	117,131	**—**	—
融資租賃負債	*18*	**5,726**	—	**—**	—
遞延政府補貼	*21*	**76,275**	—	**11,308**	—
其他金融負債		**28,286**	31,800	**—**	—
		240,977	222,387	**35,937**	3,749
流動負債					
應付賬款	*22*	**1,080,803**	794,675	**188,918**	133,615
應付票據	*23*	**207,268**	250,117	**81,180**	70,900
預提費用及其他應付款	*24*	**2,172,297**	1,766,404	**572,702**	450,760
銷售按金及預收客戶賬款	*25*	**482,882**	191,662	**374,158**	62,899
應交稅金	*35(b)*	**279,227**	51,106	**198,603**	—
應付股東借款	*37(b)*	**109,569**	—	**—**	—
借款	*18*	**971,096**	599,745	**545,230**	390,435
-年內到期長期借款	*18*	**10,216**	2,164	**—**	—
-年內到期融資租賃負債	*18*	**2,565**	—	**—**	—
		5,315,923	3,655,873	**1,960,791**	1,108,609
負債合計		**5,556,900**	3,878,260	**1,996,728**	1,112,358
股東權益及負債合計		**11,545,235**	9,577,983	**7,527,400**	6,778,596
淨流動(負債)/資產		**(585,525)**	(219,825)	**(285,459)**	71,869
總資產減流動負債		**6,229,312**	5,922,110	**5,566,609**	5,669,987

李桂榮
董事

孫玉國
董事

第153至223頁的附註為本綜合財務報表的整體部分。

綜合利潤表

	附註	截至12月31日止年度 2007年 人民幣千元	2006年 人民幣千元
銷售額	5	**13,529,892**	11,677,160
銷售成本	28	**(9,215,999)**	(8,003,086)
毛利		**4,313,893**	3,674,074
銷售及市場推廣費用	28	**(2,651,635)**	(2,020,660)
行政支出	28	**(689,326)**	(837,020)
其他利得 — 淨額	26	**97,469**	92,674
其他業務虧損 — 淨額	27	**(63,095)**	(255,390)
經營盈利		**1,007,306**	653,678
財務費用 — 淨額	30	**(15,009)**	(26,899)
應佔聯營公司盈利 — 淨額		**283**	1,041
除所得稅前盈利		**992,580**	627,820
所得稅支出	31(a)	**(413,812)**	(179,063)
本年度盈利		**578,768**	448,757
其中：			
本公司股東應佔盈利		**538,911**	447,867
少數股東權益		**39,857**	890
		578,768	448,757
年內本公司股東應佔盈利的每股盈利（單位為每股人民幣）			
— 基本及攤薄	32	**0.41**	0.34
股息	33	**287,808**	287,808

第153至223頁的附註為本綜合財務報表的整體部分。

	附註	可供本公司股東分配的權益 股本 人民幣千元	 其他儲備 (附註17) 人民幣千元	 擬派發末期股息 人民幣千元	 累計(虧損)／盈利 人民幣千元	少數股東權益 人民幣千元	權益合計 人民幣千元
2006年1月1日結餘，如前呈報		1,308,219	3,673,572	209,315	(234,716)	576,686	5,533,076
會計政策變動的期初調整	2	—	(209,576)	—	209,576	—	—
2006年1月1日結餘，經重列		1,308,219	3,463,996	209,315	(25,140)	576,686	5,533,076
外幣報表折算差額		—	3,986	—	—	—	3,986
本年度盈利		—	—	—	447,867	890	448,757
2006年已確認總收支		—	3,986	—	447,867	890	452,743
已宣派股息		—	—	(209,315)	—	(55,772)	(265,087)
擬派發股息	33	—	—	287,808	(287,808)	—	—
提取盈餘公積金	17	—	43,940	—	(43,940)	—	—
向少數股東買賣權益		—	48,501	—	—	(42,197)	6,304
重新分類為金融負債		—	—	—	—	(31,800)	(31,800)
其他		—	—	—	—	4,487	4,487
2006年12月31日結餘		1,308,219	3,560,423	287,808	90,979	452,294	5,699,723

		可供本公司股東分配的權益				少數股東權益	總計
		股本	其他儲備	擬派發末期股息 (附註17)	累計(虧損)/盈利		
	附註	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
2007年1月1日結餘，如前呈報		1,308,219	3,796,626	287,808	(145,224)	452,294	5,699,723
會計政策變動的期初調整	2	—	(236,203)	—	236,203	—	—
2007年1月1日結餘，經重列		1,308,219	3,560,423	287,808	90,979	452,294	5,699,723
外幣報表折算差額		—	898	—	—	—	898
可供銷售的金融資產的公允價值總利得		—	13,007	—	—	615	13,622
可供銷售的金融資產的遞延所得稅負債		—	(3,252)	—	—	(154)	(3,406)
本年度盈利		—	—	—	538,911	39,857	578,768
2007年已確認總收支		—	10,653	—	538,911	40,318	589,882
已宣派股息		—	—	(287,808)	—	(29,902)	(317,710)
擬派發股息	33	—	—	—	—	—	—
提取盈餘公積金	17	—	61,785	—	(61,785)	—	—
少數股東注入資本		—	—	—	—	15,703	15,703
其他		—	—	—	—	737	737
2007年12月31日結餘		1,308,219	3,632,861	287,808	280,297	479,150	5,988,335

第153至223頁的附註為本綜合財務報表的整體部分。

綜合現金流量表

	附註	截至12月31日止年度 2007年 人民幣千元	2006年 人民幣千元
經營活動的現金流量			
經營產生的現金	34	**1,394,061**	1,332,490
已收利息		**24,224**	22,499
支付所得稅		**(295,433)**	(244,613)
經營活動產生的現金淨額		**1,122,852**	1,110,376
投資活動的現金流量			
收購子公司獲取的現金淨額		**17,184**	—
購建不動產、廠房及設備、在建工程及無形資產		**(1,054,091)**	(600,751)
出售不動產、廠房及設備所得	34	**34,064**	58,330
購買子公司少數股東權益預付賬款	38(a)	**(88,123)**	—
向關聯企業收購子公司投資		**(5,290)**	—
聯營公司增加權益投資		**(8,000)**	—
子公司清盤所得		**14,961**	—
短期銀行存款及已抵押的銀行存款減少		**(24,327)**	6,306
衍生金融工具的已收現金		**(3,905)**	3,313
已收股息		**3,660**	11,135
投資活動所用的現金淨額		**(1,113,867)**	(521,667)
融資活動的現金流量			
借款所得		**1,090,688**	568,470
償還借款		**(646,388)**	(876,781)
少數股東投入資本		**—**	15,703
已付利息		**(28,859)**	(53,147)
派發予本公司股東的股息		**(287,808)**	(212,165)
派發予少數股東的股息		**(29,902)**	(65,519)
融資活動產生／(所用)的現金淨額		**97,731**	(623,439)
現金及現金等價物增加／(減少)淨額		**106,716**	(34,730)
年初的現金及現金等價物		**1,213,243**	1,248,291
現金及現金等價物的匯兑虧損		**(5,316)**	(318)
年終的現金及現金等價物		**1,314,643**	1,213,243

第153至223頁的附註為本綜合財務報表的整體部分。

1 一般資料

青島啤酒股份有限公司(「本公司」)於1993年6月16日在中華人民共和國(「中國」)成立,並於1995年12月27日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自1993年7月15日開始在香港聯合交易所有限公司之主板上市,而A股則自1993年8月27日開始在上海證券交易所上市。

本公司及其子公司(統稱「本集團」)的主要業務為生產及銷售啤酒。本公司的註冊地址為中國青島市登州路56號。

本綜合財務報表已經由董事會在2008年4月21日批准刊發。

財務報表所述部分公司的英文名稱是管理層對其註冊中文名稱的非正式翻譯,該等實體並無依法採納有關英文名稱。

2 重要會計政策概要

編製本綜合財務報表採用的主要會計政策載於下文。除特別註明外,此等政策在所呈報的2006年及2007年內貫徹應用,於以下披露之於綜合資產負債表及權益變動表內釐定盈餘公積金之會計政策除外。

於截至2007年12月31日止年度,本集團改變其儲備提取政策,提取子公司各自的儲備後之應佔子公司盈利毋須於本公司之中國法定財務報表計入本公司之額外儲備提取。由於該改變,本集團追溯重列其過往年度之儲備結餘。

該改變於本期間之影響列示如下:

	於2007年12月31日 人民幣千元
結轉累計盈利增加	236,203
盈餘公積金減少	(236,203)

2 重要會計政策概要 *(續)*

2.1 編製基準

本集團之綜合財務報表乃按照香港財務報告準則(香港財務報告準則)而編製。綜合財務報表依據歷史成本法編製，並就可供銷售的金融資產及按公允價值計量並通過損益處理的金融資產及金融負債(包括衍生工具)而作出修訂。

編製符合香港財務報告準則之財務報表需要使用若干關鍵會計估計。這亦需要管理層在應用本集團會計政策過程中行使其判斷。涉及高度判斷或複雜性之範疇，或涉及對綜合財務報表屬重大假設和估計之範疇，於附註4披露。

(a) 於2007年生效之準則、修訂及詮釋

- 香港財務報告準則第7號「金融工具：披露」以及國際會計準則／香港會計準則第1號之補充修訂「財務報表之呈列－資本披露」引入有關金融工具之新披露事項，對本集團金融工具之分類及估值或有關稅項及應付賬款及其他應付款之披露事項並無任何影響；及

- 香港(國際財務報告詮釋委員會)－詮釋第10號「中期財務報告及減值」禁止於中期期間就商譽、權益工具投資及按成本列賬之金融資產投資確認之減值虧損於其後結算日撥回。本集團在編製財務報表時已嚴格遵守該準則之要求；及

- 香港(國際財務報告詮釋委員會)－詮釋第8號「香港財務報告準則第2號之範圍」要求考慮涉及發行權益工具之交易－倘已收可辨認代價少於所發行權益工具之公允價值－以確定其是否符合香港財務報告準則第2號之範圍。此準則對本集團之財務報表並無任何影響。

(b) 於2007年生效惟並不相關之準則、修訂及詮釋

下列準則、已頒佈準則之修訂及詮釋必須於2007年1月1日或之後開始之會計期間內應用，惟與本集團業務並不相關：

- 香港(國際財務報告詮釋委員會)－詮釋第11號－香港財務報告準則第2號集團及庫存股份交易(於2007年3月1日或之後開始之年度期間生效)。香港(國際財務報告詮釋委員會)－詮釋第11號提供指引，說明在涉及母公司或子公司之權益工具及涉及向第三方購買實體本身之權益工具時，應如何應用國際財務報告準則第2號之規定。

  由於本公司之公司章程並無任何庫存股份及贖回本公司本身股份之規定，故國際財務報告詮釋委員會－詮釋第11號與本集團之業務並不相關；

- 香港(國際財務報告詮釋委員會)－詮釋第7號「根據國際會計準則／香港會計準則第29號惡性通脹經濟之財務報告應用重列法」；及

- 香港(國際財務報告詮釋委員會)－詮釋第9號「重估嵌入式衍生工具」。

2 重要會計政策概要 *(續)*

2.1 編製基準 *(續)*

(c) *尚未生效及未獲本集團提早採納之準則、現有準則之修訂及詮釋*

下列準則、現有準則之修訂及詮釋已頒佈，且必須於2008年1月1日或之後開始之本集團會計期間或較後期間內應用，惟本集團並未提早採納：

- 香港會計準則第1號（經修訂）「財務報表之呈列」（於2009年1月1日起生效）。香港會計準則第1號（經修訂）要求股東權益中一切所有者變動於權益變動表中呈列。一切詳盡收入會呈列於一份詳盡收入報表或兩份報表（一份獨立收入報表及一份詳盡收入報表）。此規定倘有追溯調整或重新分類調整，於一系列完整之財務報表中呈列在最早可比較期間開始時之財務狀況報表。然而，其不會修改其他香港財務報告準則規定之特定交易確認、計量或披露，以及其他事件。本集團將於2009年1月1日起應用香港會計準則第1號（經修訂）。

- 香港會計準則第23號（修訂本）「借款成本」（於2009年1月1日起生效）。該修訂要求實體將收購、建造或生產合資格資產（需經一段長時間方能使用或出售之資產）直接應佔借款成本資本化，作為該資產成本其中部份，並取消即時支銷該等借款成本之選擇權。本集團將於2009年1月1日起應用香港會計準則第23號（經修訂）。目前董事認為經修訂香港會計準則第23號將不會對本集團造成重大影響，因為本集團已根據現有香港會計準則第23號採納其他與經修訂香港會計準則第23號類似之方法；

- 香港財務報告準則第8號「經營分部」（於2009年1月1日起生效）。香港財務報告準則第8號取代香港會計準則第14號，使分部申報方式符合美國財務會計準則第131號「企業及相關資料之分部披露」之規定。新準則規定遵從「管理方法」，據此，分部資料按內部申報採用之相同基準呈列。本集團將於2009年1月1日起應用香港財務報告準則第8號。管理層仍在詳細評估其預期影響，惟可申報分部數目及分部申報之方式似乎將與向營運總決策人提供之內部申報所採用者貫徹一致。由於商譽在分部層面上分配至現金產生單元，該變動亦將要求管理層重新分配商譽至新辨認經營分部。然而，管理層預期此準則不會令商譽結餘產生任何重大減值；及

- 香港（國際財務報告詮釋委員會）－詮釋第13號「客戶忠誠計劃」（於2008年7月1日起生效）。國際財務報告詮釋委員會／香港（國際財務報告詮釋委員會）－詮釋第13號闡明，倘貨品或服務連同客戶忠誠獎賞（如積分或贈品）售出，有關安排屬多元安排，而應收客戶代價應按公允價值於安排之交付項目間分配。本集團將於2009年1月1日起應用香港（國際財務報告詮釋委員會）－詮釋第13號。管理層仍在詳細評估本集團向客戶提供之任何獎賞會否屬於此詮釋範圍之預期影響。管理層預期此準則不會對本集團之經營業績造成任何重大變動。

2 重要會計政策概要（續）

2.1 編製基準（續）

(d) 尚未生效及與本集團業務並不相關現有準則之詮釋

下列現有準則之詮釋已頒佈及必須於2008年1月1日或之後開始之本集團會計期間或較後期間內應用，惟與本集團業務並不相關：

- 香港（國際財務報告詮釋委員會）－詮釋第12號「服務特許權安排」（於2008年1月1日起生效）。香港（國際財務報告詮釋委員會）－詮釋第12號適用於由私人營運商參與公營服務基建之發展、融資、營運及維修之合約性安排。香港（國際財務報告詮釋委員會）－詮釋第12號與本集團之業務並不相關，因為本集團屬下並無公司提供公營服務；

- 香港（國際財務報告詮釋委員會）－詮釋第14號「香港會計準則第19號－界定福利資產限額、最低資金要求及兩者相互關係」（於2008年1月1日起生效）。香港（國際財務報告詮釋委員會）－詮釋第14號對香港會計準則第19號有關評估可確認為資產之盈餘金額之限額提供指引。此準則亦解釋公積金資產或負債如何可能受法定或合約性最低資金要求所影響。香港（國際財務報告詮釋委員會）－詮釋第14號與本集團業務並不相關，因為本集團並無界定福利計劃；

- 香港會計準則第32號及香港會計準則第1號（修訂本）「清盤產生之可沽售金融工具及責任」（於2009年1月1日起生效）。該修訂本規定，如若干可沽售金融工具及若干金融工具對實體施加僅在清盤時按比例向另一方交付其部份淨資產之責任，則分類為股東權益。本集團將於2009年1月1日起應用香港會計準則第32號及香港會計準則第1號（修訂本），惟預期不會對本集團財務報表造成任何影響；

- 香港會計準則第27號（經修訂）「綜合及獨立財務報表」（於2009年7月1日或之後開始之年度期間生效）。該修訂要求非控股股東權益（即少數股東權益）在綜合財務狀況報表中呈報，獨立於母公司所有者之股東權益。綜合收入總額必須由母公司所有者及非控股股東權益分佔，即使由此引致非控股股東權益出現結餘赤字。母公司於子公司之所有權權益出現不致失去控制權之變動應於股東權益內入賬。當失去子公司之控制權時，前子公司之資產及負債以及相關股東權益部份均終止確認。任何盈虧於損益確認。任何保留在前子公司之投資按其於失去控制權當日之公允價值計量。本集團已於過往年度選擇與香港會計準則第23號（經修訂）類似之會計政策（附註2.2）；

2 重要會計政策概要 *(續)*

2.1 編製基準 *(續)*

(d) 尚未生效及與本集團業務並不相關現有準則之詮釋 (續)

- 香港財務報告準則第3號(經修訂)「企業合併」(適用於收購日期為2009年7月1日或之後首個年度申報期間之企業合併)。由於純粹以合約進行之合併或互控實體之合併均屬此準則範圍,而企業之定義已略作修訂,故此準則之修訂可能將更多交易納入收購會計範圍。此準則現指該等元素「可予進行」而非「予以進行及管理」,規定代價(包括或然代價)、各項可辨認資產及負債須按其收購日期之公允價值計量,惟租賃及保險合約、重新收購權利、彌償資產及須根據其他香港財務報告準則計量之若干資產及負債則除外,當中包括所得稅、僱員福利、股份支付及持作銷售之非流動資產及已終止業務。被收購公司之任何非控股股東權益按公允價值或按該非控股股東權益佔被收購公司之可辨認淨資產之比例計量。本集團將於2010年1月1日起應用香港財務報告準則第3號(經修訂);及

- 國際財務報告準則(修訂本)「股份支付歸屬條件及註銷」(於2009年1月1日起生效)。此修訂本與本集團業務並不相關,因為本集團目前並無有關計劃。

2.2 綜合賬目

綜合財務報表包括本公司及各子公司截至12月31日止之財務報表。

(a) 子公司

子公司指本集團有權控制財政及營運政策而控制所有實體,通常附帶有超過半數投票權的股權。在評定本集團是否控制另一實體時,目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

子公司在控制權轉移至本集團之日全面綜合入賬。子公司在控制權終止之日起停止綜合入賬。

購買會計法用於核算集團對其子公司的收購。收購成本是按在交易發生當日所給予資產、所發行的權益工具及所產生或承擔的負債的公允價值計量,加上直接用於收購的費用。於業務合併時所收購的可辨認資產以及所承擔的負債及或有負債,於收購日以公允價值初始計量,而不論任何少數股東權益的數額。收購成本超過本集團所收購可辨認淨資產份額公允價值的部分記錄為商譽(附註2.6)。如收購成本低於所收購子公司淨資產的公允價值,該差額直接在利潤表確認。

2 重要會計政策概要 *(續)*

2.2 綜合賬目 *(續)*

(a) *子公司 (續)*

集團內公司間的交易、交易的結餘及未實現利潤予以抵銷。除非交易提供所轉讓資產減值的證據，否則未實現虧損亦予以對銷。子公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，投資於子公司以成本扣除減值虧損準備入賬(附註2.7)。本公司將子公司之業績按已收及應收股息入賬。

(b) *與少數股東權益的交易*

本集團採用視與少數股東權益的交易為與本集團權益擁有人的交易之會計政策。就向少數股東權益購買資產而言，任何已付代價與所收購子公司相關部分資產淨值之賬面值兩者之間差額自權益扣除。向少數股東權益出售資產之損益、任何已收所得款項與少數股東權益相關部分兩者之間差額亦記入權益。

(c) *聯營公司*

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。投資於聯營公司以權益會計法入賬，初步以成本確認。本集團對聯營公司之投資包括收購時已辨認的商譽(扣除任何累計減值虧損)(附註2.6)。

本集團應佔收購後聯營公司的損益於利潤表內確認，而應佔收購後儲備的變動則於儲備內確認。投資賬面值會根據累計的收購後儲備變動而作出調整。如本集團應佔聯營公司的虧損等於或超過其在該聯營公司的權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現利得按本集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值的證據，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，聯營公司之權益按成本扣除減值虧損準備入賬(附註2.7)。本公司將聯營公司之業績按已收及應收股息入賬。

2 重要會計政策概要（續）

2.3 分部報告

業務分部指從事提供產品或服務的一組資產和業務，其產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中經營的分部的不同。

2.4 外幣換算

(a) 功能及呈列貨幣

集團內各實體的財務報表內的項目均以該實體經營中通用的主要經濟環境貨幣（「功能貨幣」）表示。綜合財務報表以人民幣（「人民幣」）呈列，該貨幣為本公司之功能及呈列貨幣。

(b) 交易及結餘

外幣交易均按交易當日之匯率換算為功能貨幣。除了符合在股東權益中遞延入賬的現金流量套期和淨投資套期外，上述交易結算過程中以及於年終以外幣計量的貨幣性資產和負債進行換算時出現的匯兑損益均反映於利潤表確認。

非貨幣性金融資產及負債的折算差額，反映為公允價值損益的一部分。非貨幣性金融資產及負債（如按公允價值計量並通過損益處理的權益）的折算差額，於損益中確認為公允價值損益的一部分。非貨幣性金融資產（如歸類於可供銷售的權益）的折算差額，反映於股東權益中的可供銷售儲備中。

(c) 集團公司

功能貨幣與呈列貨幣不同的集團內所有實體（該等實體概無嚴重通脹經濟之貨幣）之業績及財務狀況均按以下方法換算為呈列貨幣：

(i) 各資產負債表之資產與負債均以該資產負債表日之匯率換算；

(ii) 利潤表之收入及支出項目按平均匯率換算（除非該平均值並不合理地接近於交易日之匯率，在此情況下收入及支出乃按交易日之匯率換算）；及

(iii) 所有由此產生的折算差額在股東權益中單獨設立項目列示。

2 重要會計政策概要（續）

2.4 外幣換算（續）

(c) 集團公司（續）

於編制綜合賬目時，由換算對境外實體的淨投資，以及作為上述投資之套期之借款及其他貨幣工具而產生之折算差額乃列入股東權益內。當處置或銷售部分境外業務時，記入股東權益中的折算差額於利潤表中確認為出售損益之一部分。

2.5 不動產、機器及設備

不動產、機器及設備按歷史成本減折舊和減值虧損列賬。歷史成本包括購買該項目直接發生的開支。成本可包括從股東權益中轉撥的有關外幣不動產、機器及設備採購的合資格現金流量套期而產生的任何損益。

後期成本只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠計量時，才包括在資產的賬面值內或確認為獨立資產（按適用）。所有其他維修及保養在產生的財務期間內於利潤表支銷。

不動產、機器及設備之折舊按直線法在以下的估計可使用年限內將成本分攤至殘值計算：

廠房及房屋建築物	20 — 50年
機器	5 — 14年
運輸設備	5 — 12年
其他設備	5 — 10年

資產的殘值及可使用年限於每個資產負債表日進行檢討，及在適當時進行調整。

如資產的賬面值高於其估計可收回金額，其賬面值立即撇減至其可收回金額（附註2.7）。

2.6 無形資產

(a) 商譽

商譽指收購成本高於收購日本集團應佔所收購子公司／聯營公司的可辨認淨資產公允價值的部分。收購子公司時產生的商譽於無形資產中核算。收購聯營公司時產生的商譽於聯營公司投資中核算，並每年進行減值測試，作為整體結餘一部分。分開確認的商譽每年進行減值測試，並按成本減累計減值虧損列賬。出售某一實體時產生的利得或損失包括與被出售實體相關之商譽的賬面值。

2 重要會計政策概要 *(續)*

2.6 無形資產 *(續)*

(a) *商譽 (續)*

進行減值測試時，商譽會分配到現金產生單元中。分配對象為預期可自產生商譽之業務合併獲益之某項現金產生單元或某組現金產生單元(附註2.7)。

(b) *商標及牌照*

購入的商標及牌照按歷史成本列賬。有限定可使用年限之商標及牌照均按成本減累計攤銷列賬。攤銷利用直線法將其成本分攤至其估計可使用年限計算。

無須進行攤銷之商標將須每年進行減值評估。

(c) *電腦軟件*

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本資本化。此等成本按三至五年的估計可使用年限攤銷。

與開發或維護電腦軟件程式相關的成本在產生時確認為支出。與生產由本集團控制的可辨認及獨有軟件產品直接相關的成本，且有可能產生經濟利益多於成本超過一年，確認為無形資產。直接成本包括開發軟件的員工成本和相關間接費用的適當份額。

確認為資產的電腦軟件開發成本按估計可使用年限攤銷。

(d) *研究及開發成本*

研究成本在發生時作為費用列支。當能夠證明開發中產品技術之可行性及有意完成該產品，亦有充裕資源進行，成本可予辨認，及有能力出售或使用該資產並產生可預見經濟利益，則將新產品或改良產品之設計及測試之開發項目所涉及之成本確認為無形資產。不符合上述條件之開發成本在發生時作為費用列支。已費用化之開發成本不會在往後期間確認為資產。

(e) *無形資產減值*

如有跡象顯示出現減值，無形資產之賬面值均需評估及立即撇減至其可收回金額。

2 重要會計政策概要(續)

2.7 投資於子公司、聯營公司及非金融資產之減值

無限定使用年限的資產無須進行攤銷，但須每年進行一次減值測試。須攤銷的資產在當有事件出現或情況改變顯示賬面值可能不會高於其可收回金額時，就減值進行檢查。可收回金額為資產的公允價值減去銷售成本與使用價值兩者間較高者。就評估減值而言，資產按可分開辨認的現金流量(現金產生單元)的最小單位進行歸集。出現減值之非金融資產(商譽除外)於各報告日期檢查、確定是否可能撥回減值。

2.8 金融資產

集團按公允價值計量並通過損益處理將其金融資產分為以下類別：貸款與應收款、持有至到期的投資及可供銷售的金融資產。分類視乎購入投資之目的而定。管理層須於初次確認時為金融資產分類。

(a) 貸款與應收款

貸款與應收款為並無活躍的市場價格但具有固定或可釐定的金額的非衍生金融資產。彼等包括於流動資產內，惟不包括到期日為自資產負債表日起逾十二個月者。後者列作非流動資產。貸款及應收款已計入資產負債表之應收賬款及其他應收款以及其他長期應收款(附註2.11)。

(b) 持有至到期的投資

持有至到期的投資為具有固定或可釐定金額和固定到期日及本集團管理層準備且能夠持有至到期日的非衍生金融工具。倘本集團出售其持有至到期的金融資產中重大部分，則整個類別將受影響，並須重新分類為可供銷售。持有至到期的金融資產計入非流動資產，惟到期日為結算日起計十二個月內者，則分類為流動資產。於本年度，本集團並無持有任何此類投資。

(c) 可供銷售的金融資產

可供銷售的金融資產為被定義為此類別或無法歸類於任何其他類別的非衍生工具。除非管理層準備於資產負債表日十二個月內出售該投資，否則概列作為非流動資產。

年內並無收購按公允價值計量並通過損益處理之金融資產。

2 重要會計政策概要（續）

2.8 金融資產（續）

(c) 可供銷售的金融資產（續）

投資的常規購買及銷售於交易日確認，交易日為本集團承諾購買或出售該資產之日。對所有非按公允價值計量並通過損益處理的金融資產，按其公允價值加交易成本進行初次確認。當本集團從該金融資產收回現金之權利過期或轉讓，及本集團將與該資產所有權相關的風險及報酬實質轉讓後，該金融資產將不再被確認。可供銷售的金融資產和按公允價值計量並通過損益處理的金融資產其後以公允價值列示。貸款與應收款及持有至到期的投資採用實際利率法按攤銷成本列示。歸類於可供銷售的非貨幣性證券之公允價值變化產生的未實現損益於股東權益內確認。

當該等分類為可供銷售的證券被出售或減值時，累計公允價值之調整列示於利潤表中投資證券之損益項目。

本集團在每個資產負債日評估是否有客觀證據證明某項金融資產或某組金融資產已經減值。對於分類為可供銷售的權益證券，在確定證券是否已經減值時，會考慮證券公允價值有否明顯或長期跌至低於其成本。若可供銷售的金融資產存在此等證據，累計虧損 — 按收購成本與當前公允價值的差額並扣除該金融資產之前於利潤表中確認之任何減值虧損計算 —於股東權益中扣除，同時於利潤表中確認。於利潤表中確認的權益工具減值虧損不會通過利潤表撥回。應收賬款的減值測試於附註2.11中載述。

2.9 衍生金融工具

衍生工具初始按訂立衍生工具合同日期之公允價值確認，之後以公允價值重新計量。確認所產生之損益的方法視乎該衍生工具是否定義為套期工具。年內，概無衍生工具獲指定為套期工具，而入賬列作按公允價值計量並通過損益處理。有關公允價值之變動反映在利潤表中其他利得／(虧損) — 淨額內。

2.10 存貨

存貨按成本與可變現淨值兩者之較低者入賬。成本按加權平均法計算。製成品及在建工程的成本包括設計成本、原材料、直接人工、其他直接成本和相關的間接費用(依據正常營運能力)。這不包括借款費用。可變現淨值為在日常業務過程中的估計銷售價，減適當的變動銷售費用。

2 重要會計政策概要(續)

2.11 應收賬款及其他應收款

應收賬款及其他應收款初始以公允價值確認,隨後採用實際利率法按攤銷成本扣除減值準備計量。若已有客觀證據證明集團無法根據應收款的最初條款收回所有到期款項,則相應計提與應收賬款及其他應收款相關的減值準備。減值準備的金額為該項資產賬面值與按照原實際利率法貼現之估計未來現金流量之差額。資產賬面值通過使用撥備賬而扣減,而虧損金額確認在利潤表中或到期日為三個月或以下的存款內。其後收回先前撇銷之金額乃計入利潤表中。

2.12 現金及現金等價物

現金及現金等價物包括庫存現金、銀行通知存款或到期日為三個月或以下的存款、原到期日為三個月或以下的其他短期高流動性投資,以及銀行透支。銀行透支在資產負債表的流動負債內借款中列示。

2.13 借款

借款初始以公允價值扣減所產生之交易成本確認。借款後續以攤銷成本列示,扣除交易成本後之所得與贖回價值之差額於利潤表中按照實際利率法在借款年度中確認。

除非集團有不受限制之權利於資產負債表日之後至少十二個月後償付負債,否則借款均分類為流動負債。

建設任何合資格資產而產生的借款成本於完成及備妥資產作擬定用途之所需期間內資本化。其他借款成本則列作為費用列支。

2.14 遞延所得稅

遞延所得稅採用負債法就資產和負債之稅基與它們在綜合財務報表之賬面值產生之暫時性差異作全數撥備。然而,若遞延所得稅並無入賬或倘其來自在交易(不包括業務合併)中資產或負債的初始確認,而在交易發生時不影響會計損益或應課稅損益,則不予確認。遞延所得稅採用在資產負債表日前已頒佈或實質頒佈,並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延所得稅資產僅就未來有充分應課稅盈利予以抵銷暫時性差異抵銷的部分確認。

遞延所得稅乃就投資於子公司及聯營公司之暫時性差異而撥備,但假若本集團可以控制暫時性差異之回轉,而短暫時差有可能在可預見未來不會回轉則除外。

2 重要會計政策概要 *(續)*

2.15 僱員福利

(i) 退休福利責任

本集團之中國僱員均須參與政府發起設立之各種退休金計劃。有關政府機構須負責向該等僱員支付退休金。本集團按僱員薪金的若干百分比(具有若干上限)每月向該等退休金計劃作出供款。根據該等計劃，本集團除作出供款外概無其他法律或推定性退休福利責任。向該等計劃作出之供款於產生時支銷。

在香港經營的子公司按香港特別行政區政府的強制性公積金條例設立一定額供款強制性公積金計劃，按僱員基本薪金5%對該計劃每月作出供款，惟此公司及僱員各自的最高供款額以每年每僱員港幣12,000元(人民幣11,237元)為限。集團向該定額供款退休計劃作出之供款在發生時支銷。

(ii) 僱員應享假期

僱員年假之權利在僱員應享有時確認。本集團為截至資產負債表日止僱員已提供之服務而產生之年假之估計負債作出撥備。

僱員之病假、產假及護產假不作確認，直至僱員正式休假為止。

(iii) 獎金計劃

當本集團因為僱員已提供之服務而產生現有法律或推定性責任，而責任金額能可靠估計時，則將獎金計劃之預計成本確認為負債入賬。

獎金計劃之負債預期須在十二個月內償付，並根據在償付時預期會支付之金額計量。

2.16 撥備

在出現以下情況時確認撥備：本集團因過去事件而產生現有法律或推定性責任；可能導致經濟利益流出企業以抵償責任；金額已經可靠估計。不就未來經營虧損確認撥備。

如有多項類似責任，其需要在最終解決時流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

2 重要會計政策概要 *(續)*

2.17 收入確認

收入包括於本集團日常業務過程中就銷售貨品及服務而已收或應收代價之公允價值。收入在扣除增值稅、退貨、回扣及折扣以及抵銷本集團內部銷售後列賬。

當收入金額能可靠計量、未來經濟利益可能流入有關實體以及符合下文所述本集團各項業務之特定條件時，本集團會確認收入。除非有關銷售之所有或然情況已經解決，否則收入金額不視為能可靠計量。本集團以其過往業績作為估計依據，並會考慮客戶類別、交易類別及各項安排之具體情況。

(a) ***銷售貨品***

銷售貨品在本集團已將貨品交付予顧客，顧客已接收產品，以及有關應收款的收回可合理確保時確認。賬面記錄之收入為銷售毛收入，包括消費稅和已付及應付營業稅，上述兩項稅款包括在銷售成本中。

(b) ***利息收入***

利息收入採用實際利率法按時間比例基準確認。倘應收款出現減值，本集團會將賬面值減至其可收回金額，即估計的未來現金流量按該工具之原實際利率貼現值，並持續將貼現部分回轉並確認為利息收入。已發生減值的貸款之利息收入按原實際利率確認。

(c) ***股息收入***

股息收入在有權收取股息時確認。

(d) ***經營租賃租金收入***

經營租賃租金收入按直線法確認。

2.18 政府補貼

當能夠合理地保證政府補貼將可收取，而本集團將會符合所有附帶條件時，將政府提供的補助按其公允價值確認。

與成本有關之政府補貼遞延，並與擬補償之成本配比在利潤表各期間確認。

與購設不動產、廠房及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計使用年期以直線法計入利潤表。

2 重要會計政策概要 *(續)*

2.19 租賃

本集團租賃若干不動產、廠房及設備。本集團實質上接納所有權的全部風險和報酬的租賃列為融資租賃，並在租賃開始時按租賃資產的公允價值及最低租金的現值兩者的較低者資本化。

每期租金在負債及財務費用之間平均分攤，使財務費用佔融資結欠額的常數比率。相應租賃責任在扣除財務費用後計入其他短期及其他長期應付款內。財務費用的利息部分於租期內自利潤表扣除，使財務費用佔每個期間的負債餘額的常數定期利率。根據融資租賃購入的不動產、廠房及設備按資產的可使用年期及租期兩者的較短者計算折舊。

所有權的絕大部分風險和報酬由出租方保留的租賃列為經營租賃。根據經營租賃支付的款項在扣除自出租方收取之任何獎勵金後，於租期內以直線法自利潤表扣除。

2.20 股利分配

向本公司股東分配的股利在股利獲本公司股東批准的期間內於本集團的財務報表內列為負債。

2.21 投資物業

投資物業(主要包括房屋建築物)持有作賺取長期租金收益，且並非由業主佔用。投資物業按成本減累計折舊列賬。折舊按直線法在估計可使用年限40年內將成本分攤至殘值(成本的3%)計算。

3 財務風險管理

3.1 財務風險因素

本集團之經營存在多種財務風險：市場風險(包括外匯風險以及現金流量及公允價值利率風險)及流動性風險。本集團之總體風險控制體系著力控制金融市場之不確定性並減少其對本集團財務表現之潛在不利影響。

(a) 市場風險

(i) 外匯風險

本集團之外匯風險來自用外幣(主要為美元)進行之融資活動及很有可能之現金流出。本集團已訂立遠期外匯交易合同規避已確認負債所產生之風險。董事認為本集團之外匯風險不大。

於2007年12月31日，倘美元兑人民幣升值7%，而所有其他變素維持不變，則本年度除稅後盈利將減少約人民幣2,982,000元(2006年：人民幣4,904,000元)，主要由於換算美元計值借款之外匯虧損。

(ii) 現金流量及公允價值利率風險

本集團的生息資產主要為按實際年利率約3.7%(2006年：年利率1.8%)計息的銀行存款。該等借款令本集團須承受公允價值利率風險。董事認為未來利率變動不會對本集團的經營業績構成重大不利影響。

本公司及本集團的長期借款及子公司借款均按固定利率發行，令本公司及本集團須承受公允價值利率風險。

於2007年12月31日，倘美元計值借款的利率上升／下跌0.5%，而所有其他變素維持不變，則本年度除稅後盈利將減少／增加約人民幣1,224,000元(2006年：人民幣1,308,000元)，主要由於浮動利率借款的利息支出上升／下跌。

於2007年12月31日，倘人民幣計值借款的利率上升／下跌0.5%，而所有其他變素維持不變，則本年度除稅後盈利將減少／增加約人民幣3,592,000元(2006年：人民幣887,000元)，主要由於浮動利率借款的利息支出上升／下跌。

3 財務風險管理 *(續)*

3.1 財務風險因素 *(續)*

(b) *流動性風險*

本集團大部分銀行借貸為短期銀行借款。因此，本集團於2007年12月31日有淨流動負債約人民幣585,525,000元(2006年：人民幣219,825,000元)。董事有信心本集團可令短期銀行借款於到期時作出展期或以新融資來源取代現有的短期借款。此外，於2007年12月31日由若干銀行授出而本集團尚未使用之銀行授信額度合共約為人民幣1,400,000,000元(附註18)，本集團可用以應付其短期現金需要。本公司亦已於2008年4月順利完成發行於2014年到期之債券，本集團之所得款項淨額約為人民幣1,472,000,000元(詳情見附註38(b))，以為持續資本承擔提供資金。因此，董事認為不存在可能影響於2007年12月31日編製本公司之財務報表時採納持續經營基準的重大流動性風險。

此外，管理層根據預期現金流量監控本集團流動儲備(由未提取借款額度及現金及現金等價物(附註11)組成)之滾存預測。

本集團及本公司之金融負債包括銀行借款及應付賬款及其他應付款。大部分應付賬款及其他應付款於12個月內到期，由於貼現影響不大，故其結餘相等於其賬面結餘。銀行借款到期組合分析載於附註18。

3.2 資金風險管理

本集團的資金管理目標是保障本集團能持續經營，以為股東提供回報和保持所需財務靈活性以執行策略性項目。

為了維持或調整資本結構，本集團可能會調整支付給股東的股利數額，發行新股或其他資本市場工具。

與同行其他公司一致，本集團根據債務資本率監察資本。該比率按淨債務除以總資本計算。淨債務乃按借款總額(包括綜合資產負債表所示的流動及非流動借款)減現金及現金等價物計算。總資本按綜合資產淨值所示的「股東權益」加淨債務計算。於2007年及2006年12月31日的淨債務如下：

	2007年	2006年
借款總額 *(附註18)*	**1,072,166**	655,168
減：現金及現金等價物 *(附註11)*	**(1,314,643)**	(1,213,243)
淨債務	**(242,477)**	(558,075)

於兩個年度，現金及現金等價物高於借款總額，顯示本集團之資本風險管理政策獲成功實行。

3 財務風險管理(續)

3.3 公允價值估計

在活躍市場買賣的金融工具(如買賣及可供銷售的證券)的公允價值按於結算日的市場報價計量。本集團所持金融資產所用的市場報價為現行買入價。

並非於活躍市場買賣的金融工具的公允價值利用估值技術釐定。本集團利用多種方法，並基於各結算日的市況作出假設。遠期外匯合同的公允價值利用於結算日所報的遠期匯率釐定。

應收賬款、應收票據及應付款的賬面值減減值準備及為其公允價值的合理約數。就披露而言，金融負債的公允價值的估計根據未來合約現金流量以本集團類似金融工具適用的現行市場利率貼現計算。

4. 關鍵會計估計和判斷

估計和判斷會被持續評估，並根據過往經驗和其他因素進行評估，包括在有關情況下相信為合理之對未來事件之預測。

4.1 關鍵會計估計和假設

本集團對未來作出估計和假設。所得的會計估計如其定義，很少會與其實際結果相同。很大機會導致下個財政年度之資產和負債之賬面值作出重大調整之估計和假設討論如下：

(a) 商譽的估計減值

根據附註2.7所述的會計政策，本集團每年測試商譽是否出現減值。各可辨認現金產生單元的可收回金額按照使用價值計算而釐訂。

截至2007年12月31日止年度，本集團並無按此計算商譽減值虧損而呈報的減值虧損(2006年：人民幣151,061,000元)。於計算時採納兩項關鍵估計，分別為預期產品銷售的毛利率及稅前貼現率。

如果實際毛利率高於或稅前貼現率低於管理層的估計，本集團將不能撥回所確認商譽的任何減值虧損。

如果實際毛利率較管理層的估計低10%或稅前貼現率較管理層的估計高10%，而所有其他變素維持不變，則毋須確認額外商譽減值虧損。

4. 關鍵會計估計和判斷 *(續)*

4.1 關鍵會計估計和假設 *(續)*

(b) 不動產、廠房及設備的估計減值

根據附註2.7所述的會計政策，本集團亦當有事件出現或情況改變顯示不動產、廠房及設備的賬面值可能無法收回時，就減值進行檢討，類似商譽的減值評估，不動產、廠房及設備的可回收金額按使用價值計算而釐訂，這些計算需要利用估計（類似上述(a))。

截至2007年12月31日止年度，本集團錄得根據上述計算而得出的不動產、廠房及設備的減值虧損人民幣141,008,000元（2006年：人民幣163,688,000元）（附註7）。

如果2007年12月31日的估計毛利率較管理層在2007年12月31日的估計的低10%，本集團將確認進一步不動產、廠房及設備減值人民幣116,436,000元（未經審計）。

如果用於在使用價值計算所採納貼現現金流量的稅前貼現率較管理層的估計高10%，本集團將確認進一步不動產、廠房及設備減值人民幣16,715,000元（未經審計）。

於2007年，如果實際毛利率較管理層的估計高10%或稅前貼現率較管理層的估計低10%，本集團將能減少本年度就該等資產確認的減值虧損人民幣80,766,000元（未經審計）及人民幣18,547,000元（未經審計）。

5 分部信息

(a) 主要的分部信息 — 地區分部信息

本集團的經營活動主要集中於中國，按地區分部的資料分析如下：

	截至2007年12月31日止年度						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 (附註a)	合併抵銷 人民幣千元	合計 人民幣千元
營業額							
對外銷售	5,546,386	947,763	2,410,880	4,278,920	345,943	—	13,529,892
分部間往來	177,819	1,163,419	169,649	36,178	—	(1,547,065)	—
	5,724,205	2,111,182	2,580,529	4,315,098	345,943	(1,547,065)	13,529,892
業績							
分部業績	673,383	23,493	(47,026)	412,792	80,390	—	1,143,032
未分配開支，淨額							(135,726)
經營盈利							1,007,306
理財成本							(15,009)
應佔聯營公司盈利	283	—	—	—	—	—	283
除所得稅前盈利							992,580
所得稅支出							(413,812)
本年度盈利							578,768
其他資料							
折舊	117,784	53,343	129,680	203,672	708	—	505,187
攤銷	5,542	1,921	8,737	6,820	—	—	23,020
不動產、廠房及設備減值	37,001	20,357	81,132	2,518	—	—	141,008

5 分部信息 *(續)*

(a) 主要的分部信息 — 地區分部信息 *(續)*

	截至2006年12月31日止年度						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 *(附註a)*	合併抵銷 人民幣千元	合計 人民幣千元
營業額							
對外銷售	4,229,615	1,027,676	2,566,863	3,526,259	326,747	—	11,677,160
分部間往來	143,139	773,931	112,723	61,593	—	(1,091,386)	—
	4,372,754	1,801,607	2,679,586	3,587,852	326,747	(1,091,386)	11,677,160
業績							
分部業績	913,544	(154,413)	(97,999)	(81,084)	113,478	—	693,526
未分配開支，淨額							(39,848)
經營盈利							653,678
理財成本							(26,899)
應佔聯營公司虧損	1,041	—	—	—	—	—	1,041
除所得稅前盈利							627,820
所得稅支出							(179,063)
本年度盈利							448,757
其他資料							
折舊	93,477	72,657	119,367	227,395	684	—	513,580
攤銷	7,322	1,434	17,278	3,788	—	—	29,822
不動產、廠房及設備減值	5,952	42,618	47,558	67,560	—	—	163,688
商譽減值	—	—	20,166	130,895	—	—	151,061

分部資產主要包括不動產、廠房及設備、無形資產、投資於聯營公司、存貨、應收賬款及其他應收款以及現金及現金等價物。未分配資產包括遞延稅項資產。

分類負債包括經營負債。未分配負債包括稅項、借款及衍生金融工具。

資本性支出包括添置不動產、廠房及設備(附註7)、租賃土地及土地使用權(附註6)及無形資產(附註8)。

5 分部信息（續）

(a) 主要的分部信息 — 地區分部信息（續）

於2007年12月31日之分部資產及負債以及截至該日止年度之資本性支出如下：

	於2007年12月31日						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 （附註a）	合併抵銷 人民幣千元	合計 人民幣千元
資產							
分部資產	2,404,599	2,038,935	2,398,711	4,835,985	—	(1,045,266)	10,632,964
聯營公司權益	27,882	—	—	—	—	—	27,882
未分配資產							884,389
							11,545,235
負債							
分部負債	1,138,448	604,075	872,838	2,121,114	—	(1,097,462)	3,639,013
未分配負債							1,917,887
							5,556,900
資本性支出	173,328	703,138	107,769	283,171	1,087	—	1,268,493

5 分部信息 *(續)*

(a) 主要的分部信息 — 地區分部信息 *(續)*

於2006年12月31日之分部資產及負債以及截至該日止年度之資本性支出如下：

	於2006年12月31日						
	青島地區 *人民幣千元*	其他山東地區 *人民幣千元*	華北地區 *人民幣千元*	華南地區 *人民幣千元*	海外地區 *人民幣千元* *(附註a)*	合併抵銷 *人民幣千元*	合計 *人民幣千元*
資產							
分部資產	5,812,330	1,696,896	2,226,120	5,116,957	—	(6,224,860)	8,627,443
聯營公司權益	18,576	—	—	—	—	—	18,576
未分配資產							931,964
							9,577,983
負債							
分部負債	703,127	712,130	793,028	2,579,692	—	(1,964,206)	2,823,771
未分配負債							1,054,489
							3,878,260
資本性支出	148,646	30,929	343,802	104,673	1,323	—	629,373

附註a： 此分部指經本集團海外子公司銷售貨品給除中國以外(包括香港)等地區的收入，或本集團內中國分公司及子公司對海外的銷售。與該部分收入相對應的分部資產及負債對於本集團總體影響微小。

(b) 次要的分部信息 — 業務分部信息

本集團之主要業務為生產及銷售啤酒，因此未提供按業務分部信息之分析。

6 租賃土地及土地使用權

本集團於租賃土地及土地使用權之權益指預付經營租賃租金。其賬面淨值分析如下：

	本集團		本公司	
	2007年	2006年	**2007年**	2006年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
年初	**676,759**	660,197	**68,892**	65,525
添置	**59,640**	40,876	**—**	7,080
攤銷	**(17,372)**	(22,438)	**(1,863)**	(1,837)
出售	**(1,855)**	(1,876)	**(1,151)**	(1,876)
	717,172	676,759	**65,878**	68,892

此外，於2007年12月31日，本集團有部分子公司的經營設施所處的土地為若干地方市政府擁有的劃撥土地(「劃撥土地」)。在該等土地上興建的相關房屋建築物及設施的賬面值約為人民幣94,776,000元(2006年：人民幣97,945,000元)。本公司董事認為該事項對本集團的營運並不構成重大不利影響，因此無須計提減值虧損準備。

7 不動產、廠房及設備

(a) 本集團

不動產、廠房及設備的變動如下：

	廠房及房屋建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	其他設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
2006年1月1日						
成本	2,841,258	5,454,156	396,518	283,916	107,016	9,082,864
累計折舊及減值	(706,968)	(2,703,301)	(224,926)	(183,705)	—	(3,818,900)
賬面淨值	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
截至2006年12月31日止年度						
年初賬面淨值	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
添置 *(附註a)*	46,734	100,314	20,265	23,734	350,445	541,492
轉撥	31,117	195,098	883	1,942	(229,040)	—
出售	(10,158)	(13,247)	(4,991)	(1,198)	—	(29,594)
折舊	(76,087)	(366,719)	(32,738)	(38,036)	—	(513,580)
減值支出	(33,494)	(125,508)	(4,686)	—	—	(163,688)
年終賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
2006年12月31日						
成本	2,907,372	5,675,937	395,100	298,462	228,421	9,505,292
累計折舊及減值	(814,970)	(3,135,144)	(244,775)	(211,809)	—	(4,406,698)
賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
截至2007年12月31日止年度						
年初賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
收購子公司	14,400	356	1,610	865	—	17,231
添置	16,403	44,969	28,265	38,259	1,044,347	1,172,243
轉撥	294,374	728,381	4,296	20,336	(1,047,387)	—
出售	(4,109)	(17,934)	(9,583)	(1,301)	—	(32,927)
折舊	(80,483)	(360,878)	(27,698)	(36,128)	—	(505,187)
減值支出 *(附註b)*	(1,058)	(138,101)	(1,839)	(10)	—	(141,008)
年終賬面淨值	2,331,929	2,797,586	145,376	108,674	225,381	5,608,946
2007年12月31日						
成本	3,215,238	6,316,520	394,397	344,989	225,381	10,496,525
累計折舊及減值	(883,309)	(3,518,934)	(249,021)	(236,315)	—	(4,887,579)
賬面淨值	2,331,929	2,797,586	145,376	108,674	225,381	5 608,946

7 不動產、廠房及設備(續)

(b) 本公司

不動產、廠房及設備的變動如下:

	廠房及房屋建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	其他設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
2006年1月1日						
成本	542,330	1,236,738	107,703	137,356	55,587	2,079,714
累計折舊及減值	(159,749)	(796,968)	(100,841)	(72,118)	—	(1,129,676)
賬面淨值	382,581	439,770	6,862	65,238	55,587	950,038
截至2006年12月31日止年度						
年初賬面淨值	382,581	439,770	6,862	65,238	55,587	950,038
添置	3,117	5,522	7,964	10,169	92,046	118,818
轉撥	11,963	67,619	650	565	(80,797)	—
出售	(7,081)	(2,955)	(39)	(528)	—	(10,603)
折舊	(13,555)	(55,361)	(9,485)	(20,321)	—	(98,722)
減值支出	—	—	(2,000)	—	—	(2,000)
年終賬面淨值	377,025	454,595	3,952	55,123	66,836	957,531
2006年12月31日						
成本	549,475	1,285,750	115,016	144,821	66,836	2,161,898
累計折舊及減值	(172,450)	(831,155)	(111,064)	(89,698)	—	(1,204,367)
賬面淨值	377,025	454,595	3,952	55,123	66,836	957,531
截至2007年12月31日止年度						
年初賬面淨值	377,025	454,595	3,952	55,123	66,836	957,531
添置	1,381	1,137	2,200	14,467	93,117	112,302
轉撥至投資物業(*c*)	(21,436)	—	—	—	—	(21,436)
轉撥	10,825	110,771	2,330	16,173	(140,099)	—
出售	—	(5,104)	(95)	(623)	—	(5,822)
折舊	(13,101)	(55,676)	(6,027)	(21,073)	—	(95,877)
年終賬面淨值	354,694	505,723	2,360	64,067	19,854	946,698
2007年12月31日						
成本	534,064	1,367,576	118,110	166,791	19,854	2,206,395
累計折舊及減值	(179,370)	(861,853)	(115,750)	(102,724)	—	(1,259,697)
賬面淨值	354,694	505,723	2,360	64,067	19,854	946,698

7 不動產、廠房及設備 *(續)*

(b) 本公司 *(續)*

折舊支出分別約人民幣458,822,000元(2006年：人民幣426,020,000元)、人民幣19,852,000元(2006年：人民幣24,481,000元)及人民幣26,513,000元(2006年：人民幣63,079,000元)已自銷售成本、銷售及市場推廣費用及行政支出中扣除。

於2007年12月31日，約人民幣37,002,000元(2006年：人民幣35,800,000元)的機器設備已為本集團的銀行借款人民幣20,000,000元(2006年：人民幣16,000,000元)作抵押(附註18)。

於2007年12月31日，本集團賬面值約人民幣434,336,000元(2006年：人民幣296,443,000元)的若干房屋建築物的所有權證(「房屋所有權證」)尚待本集團辦理。本集團正在辦理賬面值約人民幣339,530,000元的若干房屋建築物的所有權證。經參考本公司法律顧問的意見後，本公司董事認為本集團辦理及取得該等房屋所有權證及土地使用權證並不存在法律限制。賬面值約為人民幣94,806,000元的其他房屋建築物目前並非正在辦理手續，因為本集團無法找出若干所需文件。在參考法律意見後，本公司董事認為，此情況不會妨礙本集團擁有該等設施，對本集團的營運亦不構成任何重大不利影響。因此，無須計提固定資產減值準備。

機器設備包括以下本集團作為承租人以融資租賃方式取得之金額：

	於	
	2007年12月31日	2006年12月31日
	人民幣千元	*人民幣千元*
成本－已資本化融資租賃	**10,214**	—
累計折舊	**(580)**	—
賬面淨值	**9,634**	—

7 不動產、廠房及設備 *(續)*

(b) 本公司 *(續)*

附註：

a. 上年度的添置包括本集團子公司向本地第三方啤酒公司(「賣方」)所購買的若干資產，購買價約為人民幣123,000,000元。於購買後，該子公司獲賣方告知，賣方一名主要債權人(「債權方」)就交易向賣方提出申索，而該子公司可能在未來涉及解決該糾紛。於財務報表獲批准當日，並無針對該子公司或本集團而正式提交之申索，而本公司董事認為，有關事件並不會令本集團產生任何重大或有負債或不利影響。

b. 本公司董事根據附註2.7所載之會計政策對本集團若干固定資產於2007年12月31日的賬面值進行減值評估。根據所進行的評估結果，本公司對其若干子公司的固定資產確認減值虧損約人民幣141,008,000元(2006年：人民幣163,688,000元)，詳情載列如下：

	人民幣千元
青島啤酒(甘肅)農墾股份有限公司	**50,113**
青島啤酒(薛城)有限公司	**20,357**
青島啤酒(廊坊)有限公司	**30,017**
青島啤酒(第五)有限公司	**37,001**
其他	**3,520**
	141,008

該等子公司在較不成熟經濟環境之地區中經營。近年，本集團在該等地區的市場份額不斷下跌。年內，本集團已修訂該等子公司之營業計劃，並按該等經修訂計劃作出減值評估。

c. 年內，本公司已根據經營租賃出租若干房屋建築物，而董事擬於可見將來繼續出租該等房屋建築物。因此，該等房屋建築物於本公司的財務報表重新分類為「投資物業」。由於承租人為本集團的子公司，故繼續於本集團的綜合財務報表入賬列作「不動產、廠房及設備」。

8 無形資產

(a) 本集團

	商譽(iii) 人民幣千元	商標(i) 人民幣千元	專有技術(ii) 人民幣千元	軟件及其他 人民幣千元	合計 人民幣千元
2006年1月1日					
成本	320,228	107,778	18,629	37,886	484,521
累計攤銷	(46,350)	(36,763)	(12,442)	(9,478)	(105,033)
賬面淨值	273,878	71,015	6,187	28,408	379,488
截至2006年12月31日止年度					
年初賬面淨值	273,878	71,015	6,187	28,408	379,488
添置	—	7,314	—	4,136	11,450
攤銷	—	(2,914)	(1,863)	(2,607)	(7,384)
減值支出	(151,061)	—	—	—	(151,061)
年終賬面淨值	122,817	75,415	4,324	29,937	232,493
2006年12月31日					
成本	320,228	115,092	18,629	42,022	495,971
累計攤銷及減值虧損	(197,411)	(39,677)	(14,305)	(12,085)	(263,478)
賬面淨值	122,817	75,415	4,324	29,937	232,493
截至2007年12月31日止年度					
年初賬面淨值	122,817	75,415	4,324	29,937	232,493
添置	—	—	—	19,379	19,379
攤銷	—	(413)	(1,863)	(3,372)	(5,648)
出售	—	(8,955)	—	—	(8,955)
年終賬面淨值	122,817	66,047	2,461	45,944	237,269
2007年12月31日					
成本	320,228	106,135	18,629	61,401	506,393
累計攤銷及減值虧損	(197,411)	(40,088)	(16,168)	(15,457)	(269,124)
賬面淨值	122,817	66,047	2,461	45,944	237,269

8 無形資產（續）

(b) 本公司

	商標 (i) 人民幣千元	軟件及其他 人民幣千元	合計 人民幣千元
2006年1月1日			
成本	100,000	13,702	113,702
累計攤銷	(31,124)	(3,389)	(34,513)
賬面淨值	68,876	10,313	79,189
截至2006年12月31日止年度			
年初賬面淨值	68,876	10,313	79,189
添置	—	3,498	3,498
攤銷支出	(2,500)	(1,446)	(3,946)
年終賬面淨值	66,376	12,365	78,741
2006年12月31日			
成本	100,000	17,200	117,200
累計攤銷	(33,624)	(4,835)	(38,459)
賬面淨值	66,376	12,365	78,741
截至2007年12月31日止年度			
年初賬面淨值	66,376	12,365	78,741
添置	—	18,984	18,984
攤銷支出	—	(2,231)	(2,231)
年終賬面淨值	66,376	29,118	95,494
2007年12月31日			
成本	100,000	36,184	136,184
累計攤銷	(33,624)	(7,066)	(40,690)
賬面淨值	66,376	29,118	95,494

攤銷約人民幣5,648,000元（2006年：人民幣7,384,000元）計入行政支出中。

8 無形資產 *(續)*

(i) *商標*

商標主要包括原有股東於1993年6月16日投入本公司作為資本投入的「青島啤酒」商標。該商標以中國國家國有資產管理局認定的評估值入賬。

於2006年12月31日前，該商標按40年(相當於向國家工商行政管理總局(「國家工商總局」)之註冊期)內進行攤銷。

於該年度內，董事按本集團的會計政策評估該商標的估計可使用年限，而經考慮多個因素(包括本集團的長期業務策略、商標能為本集團帶來的經濟利益以及並無對有關資產能為本集團產生現金流入期限施加的任何可預見法律限制(於向國家工商總局之註冊期屆滿後續期為肯定的，且只須支付小額費用))後，董事的結論為該商標並無確定的使用年限。因此，從2007年起商標毋須攤銷，惟須進行年度減值評估。此會計估計變動增加本集團在截至2007年12月31日止年度除税前盈利約人民幣2,500,000元。

其他商標是於收購若干子公司時取得，並按其五年至十年的估計可使用年限攤銷。該等無形資產的成本按照其各自於有關收購日期的公允價值入賬。

(ii) *專有技術*

專有技術是子公司重組時，由一少數股東投入該子公司。此專有技術按照該子公司各股東議定之金額入賬，並按照其預計為十年的經濟利益流入期攤銷。

(iii) *商譽*

商譽的減值測試

商譽根據地區市場及營運分配至本集團可辨認的現金產出單元(現金產生單元)。

8 無形資產(續)

(iii) 商譽(續)

商譽的減值測試(續)

商譽分配概要呈列如下：

	2007年 人民幣千元	2006年 人民幣千元
福州公司*／廈門公司*／漳州公司*／東南營銷公司* — 全部作為一個現金產生單元東南地區	**114,031**	114,031
其他	**8,786**	8,786
	122,817	122,817

* 按附註9的定義。

現金產生單元的可收回金額是按照根據獨立第三方評估師及／或管理層於2007年11月進行的估值所支持的使用價值釐訂。該等計算／評估利用現金流量預測，依據本集團管理層批核的五年期財政預算。超過該五年期的現金流量採用以下所述的估計增長率作出推算。該增長率不超過中國啤酒業的長期平均增長率。

	東南地區
預期產品銷售的毛利率	38.2%
加權平均增長率*(a)*	—
貼現率*(b)*	15.6%

(a) 用以預測預算期後之現金流量。

(b) 應用於現金流量預測之稅前貼現率。

此等假設用以分析每個現金產生單元。

管理層依據過往表現及其對未來市場發展的預期釐定預算毛利率。所用的加權平均增長率與行業報告所載中國啤酒業的預測一致。所用的貼現率為稅前，並反映有關現金產生單元的特定風險。

由於進行該評估，並無商譽被評估為已減值。上年度就現金產出單元採用的稅前貼現率及毛利率分別為12.16%及22.3%。本年度採納之毛利率上升，主要由於中國東南部地區內產品組合改善所致。

9 投資於子公司及子公司借款 — 本公司

(a) 投資於子公司

	本公司 2007年 人民幣千元	本公司 2006年 人民幣千元
非上市權益投資 — 成本減減值準備	**1,857,838**	1,628,989
子公司借款	**2,704,878**	2,759,788

子公司借款屬準資本性質。

以下為於2007年12月31日之主要子公司名單：

名稱	註冊成立地點	註冊資本	持有權益 直接	持有權益 間接	主要業務
深圳市青島啤酒華南投資有限公司(「華南控股公司」)	中國深圳	人民幣200,000,000	95%	—	投資控股
青島啤酒(珠海)有限公司(「珠海公司」)	中國珠海	人民幣60,000,000	—	74.72%	國內啤酒生產及銷售
青島啤酒(三水)有限公司(「三水公司」)	中國三水	人民幣41,335,505	—	71.25%	國內啤酒生產及銷售
青島啤酒(郴州)有限公司(「郴州公司」)	中國郴州	人民幣70,000,000	88.80%	—	國內啤酒生產及銷售
青島啤酒(黃石)有限公司	中國黃石	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(應城)有限公司	中國應城	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
深圳青島啤酒朝日有限公司(「深朝日」)	中國深圳	美元30,000,000	51%	—	啤酒生產及銷售
深圳市青島啤酒華南營銷有限公司(「華南營銷公司」)	中國深圳	人民幣20,000,000	95%	—	國內啤酒銷售

9 投資於子公司及子公司借款(續)

(a) 投資於子公司(續)

名稱	註冊成立地點	註冊資本	持有權益 直接	持有權益 間接	主要業務
青島啤酒(南寧)有限公司(「南寧公司」)	中國南寧	人民幣730,000,000	—	71.25%	國內啤酒生產及銷售
青島啤酒(長沙)有限公司(「長沙公司」)	中國長沙	人民幣68,000,000	70%	28.50%	國內啤酒生產及銷售
青島啤酒華東控股有限公司	中國上海	人民幣100,000,000	95%	—	投資控股
青島啤酒華東上海銷售有限公司	中國上海	人民幣3,000,000	—	94.05%	國內啤酒銷售
青島啤酒華東南京銷售有限公司	中國南京	人民幣1,000,000	—	93.88%	國內啤酒銷售
青島啤酒(上海)有限公司	中國上海	人民幣50,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(蕪湖)有限公司	中國蕪湖	人民幣20,000,000	—	85.50%	國內啤酒生產及銷售
青島啤酒(馬鞍山)有限公司	中國馬鞍山	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒上海松江有限公司(「松江公司」)	中國上海	美元36,640,000	75%	—	國內啤酒生產及銷售
青島啤酒(蘇州)有限公司(「蘇州公司」)*(e)*	中國太倉	人民幣5,000,000	10%	85.50%	國內啤酒生產及銷售
青島啤酒華東杭州銷售有限公司	中國杭州	人民幣1,000,000	—	94.05%	國內啤酒銷售
青島啤酒華東蘇州銷售有限公司	中國蘇州	人民幣3,000,000	—	76.00%	國內啤酒銷售

9 投資於子公司及子公司借款 *(續)*

(a) 投資於子公司 *(續)*

名稱	註冊成立地點	註冊資本	持有權益 直接	持有權益 間接	主要業務
青島啤酒(壽光)有限公司	中國壽光	人民幣60,606,060	99%	—	國內啤酒生產及銷售
青島啤酒(濰坊)有限公司	中國濰坊	人民幣5,000,000	—	69.83%	國內啤酒生產及銷售
青島啤酒第三有限公司(「第三公司」)	中國平度	人民幣10,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(徐州)淮海營銷有限公司	中國徐州	人民幣55,000,000	100%	—	國內啤酒銷售
青島啤酒(徐州)有限公司	中國沛縣	人民幣39,336,899	—	66%	國內啤酒生產及銷售
青島啤酒(徐州彭城)有限公司	中國彭城	人民幣5,000,000	—	90%	國內啤酒生產及銷售
青島啤酒(薛城)有限公司	中國薛城	人民幣45,000,000	—	85%	國內啤酒生產及銷售
青島啤酒(滕州)有限公司	中國滕州	人民幣15,000,000	—	95%	國內啤酒生產及銷售
青島啤酒(菏澤)有限公司(「菏澤公司」)	中國菏澤	人民幣10,000,000	—	90%	國內啤酒生產及銷售
青島啤酒(宿遷)有限公司	中國宿遷	人民幣10,000,000	—	95%	國內啤酒生產及銷售
青島啤酒(台兒莊)麥芽有限公司	中國台兒莊	人民幣5,000,000	—	86.20%	國內麥芽生產及銷售
北京三環亞太啤酒有限公司(「三環公司」)	中國北京	美元28,900,000	29%	25%	國內啤酒生產及銷售

9 投資於子公司及子公司借款(續)

(a) 投資於子公司(續)

名稱	註冊成立地點	註冊資本	持有權益 直接	持有權益 間接	主要業務
北京五星青島啤酒有限公司(「五星公司」)	中國北京	人民幣862,000,000	37.64%	25%	國內啤酒生產及銷售
青島啤酒(廊坊)有限公司	中國廊坊	人民幣20,000,000	—	72.30%	國內啤酒生產及銷售
青島啤酒西安漢斯集團有限公司(「西安公司」)*(c(i))*	中國西安	人民幣287,900,000	76.10%	—	國內啤酒生產及銷售
青島啤酒渭南有限責任公司	中國渭南	人民幣50,000,000	28%	54.79%	國內啤酒生產及銷售
青島啤酒(甘肅)農墾股份有限公司	中國蘭州	人民幣174,420,800	—	42.24%	國內啤酒生產及銷售
青島啤酒武威有限公司	中國蘭州	人民幣36,100,000	—	42.12%	國內啤酒生產及銷售
青島啤酒漢斯寶雞有限公司	中國寶雞	人民幣30,000,000	—	78.78%	國內啤酒生產及銷售
青島啤酒(鞍山)有限公司(「鞍山公司」)	中國鞍山	人民幣50,000,000	60%	—	國內啤酒生產及銷售
青島啤酒(興凱湖)有限公司	中國雞西	人民幣20,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(密山)有限公司	中國密山	人民幣20,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(哈爾濱)有限公司	中國哈爾濱	人民幣22,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(蓬萊)有限公司	中國蓬萊	人民幣37,500,000	80%	—	國內啤酒生產及銷售

9 投資於子公司及子公司借款 *(續)*

(a) 投資於子公司 *(續)*

名稱	註冊成立地點	註冊資本	持有權益 直接	持有權益 間接	主要業務
青島啤酒(榮成)有限公司	中國榮成	人民幣20,000,000	70%	—	國內啤酒生產及銷售
青島啤酒集團進出口有限公司	中國青島	人民幣11,000,000	97.73%	—	啤酒進出口貿易
青島啤酒(第五)有限公司	中國青島	人民幣34,610,000	93.79%	—	國內啤酒生產及銷售
青島啤酒開發有限公司	中國青島	人民幣1,320,000	100%	—	國內啤酒銷售
青島啤酒魯中(日照)營銷有限公司	中國日照	人民幣55,000,000	95%	4.75%	國內啤酒及銷售
青島啤酒(平原)有限公司	中國平原	人民幣5,000,000	—	89.78%	國內啤酒生產及銷售
青島啤酒(日照)有限公司	中國菏澤	人民幣10,000,000	—	94.76%	國內啤酒生產及銷售
成都青島啤酒西南營銷有限公司	中國成都	人民幣100,000,000	95%	4.75%	國內啤酒銷售
青島啤酒(重慶)有限公司	中國重慶	人民幣7,000,000	—	94.76%	國內啤酒生產及銷售
青島啤酒(瀘州)有限公司	中國瀘州	人民幣111,110,000	—	94.76%	國內啤酒生產及銷售
青島啤酒(台州)有限公司	中國台州	人民幣10,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(香港)貿易有限公司(「香港公司」)	中國香港	港幣40,500,000	100%	—	香港青島啤酒貿易

9 投資於子公司及子公司借款 *(續)*

(a) 投資於子公司 *(續)*

名稱	註冊成立地點	註冊資本	持有權益		主要業務
			直接	*間接*	
青島啤酒（漢中）有限公司	中國漢中	人民幣29,410,000	—	50.23%	國內啤酒生產及銷售
青島啤酒（南京）有限公司（「南京公司」）*(e)*	中國南京	美元5,000,000	75%	—	國內啤酒生產及銷售
青島啤酒北方銷售公司	中國北京	人民幣29,980,000	80%	10.84%	國內啤酒銷售
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	人民幣10,000,000	85%	14.25%	國內啤酒銷售
青島啤酒（嶗山）有限公司	中國青島	人民幣16,635,592	50%	46.90%	國內啤酒生產及銷售
青島啤酒（滕州）淮海銷售有限公司*(e)*	中國滕州	人民幣500,000	—	90%	國內啤酒銷售
青島啤酒（隨州）有限公司	中國隨州	人民幣24,000,000	—	85.50%	國內啤酒生產及銷售
青島祥宏商務有限公司	中國青島	人民幣6,000,000	95%	—	汽車租賃服務
郴州市青島啤酒銷售有限公司	中國郴州	人民幣1,000,000	—	94.69%	國內啤酒銷售
青島啤酒（廈門）有限公司（「廈門公司」）	中國廈門	人民幣90,000,000	—	99.81%	國內啤酒生產及銷售
廈門青島啤酒東南營銷有限公司（「東南營銷公司」）	中國廈門	人民幣110,000,000	95%	4.75%	國內啤酒銷售
青島啤酒（福州）有限公司（「福州公司」）	中國福州	美元26,828,100	—	99.81%	國內啤酒生產及銷售

9 投資於子公司及子公司借款(續)

(a) 投資於子公司(續)

名稱	註冊成立地點	註冊資本	持有權益 直接	持有權益 間接	主要業務
青島啤酒(漳州)有限公司(「漳州公司」)	中國漳州	人民幣38,880,000	—	89.78%	國內啤酒生產及銷售
青島啤酒(濟南)有限公司(「濟南公司」)*(c(ii))*	中國濟南	人民幣200,000,000	100%	—	國內啤酒生產及銷售
青島啤酒(成都)有限公司*(b(i))*	中國成都	人民幣150,000,000	100%	–	國內啤酒生產及銷售
青島廣潤隆物流有限公司*(b(ii))*	中國青島	人民幣6,620,000	100%	–	物流服務及管理
青島啤酒榆林有限公司(「榆林公司」)	中國榆林	人民幣55,000,000	—	82.08%	國內啤酒生產及銷售
青島啤酒海豐倉儲有限公司	中國青島	人民幣10,000,000	—	53.75%	倉儲、加工、運輸
徐州彭城銷售有限公司*(e)*	中國徐州	人民幣5,000,000	—	83.80%	啤酒銷售
青島啤酒(揚州)有限公司(「揚州公司」)*(d)*	中國揚州	人民幣5,000,000	20%	—	國內啤酒生產及銷售
青島啤酒文化傳播有限公司(「文化傳播公司」)*(b(iii))*	中國青島	人民幣5,200,000	100%	–	預包裝食品、住宿及設計

9 投資於子公司及子公司借款（續）

(b) 於本年度新成立的子公司

i. 於2007年6月，全資子公司青島啤酒（成都）有限公司成立，註冊資本人民幣150,000,000元，全部由本公司以現金出資。相關登記法律手續已於2007年6月辦理完畢。

ii. 按過往年度所結轉，本公司與一名客戶青島世紀新科啤酒開發有限公司（「世紀新科」）就結欠本公司之長期應收賬款結餘訂立還款協議。於2006年12月31日之未償還結餘為人民幣35,893,000元。於2007年3月，世紀新科決定終止其業務，並與本公司達成清還協議，以透過由其擁有人富利運投資有限公司（「富利運」）向本公司轉讓其持有的股權及放棄本公司結欠富利運的債項（於2006年12月31日達人民幣8,220,000元），清還尚未償還債項。相關股權轉讓法律手續已於2007年4月辦理完畢，而世紀新科其後易名為青島廣潤隆物流有限公司。所收購資產與所放棄債項之有關公允價值；相比有關應收賬款結餘當時賬面值載列如下：

	人民幣千元
應收世紀新科餘款的賬面值	35,893
本集團所收購世紀新科淨資產的公允價值	(15,481)
已放棄的應付富利運賬款	(8,220)
應收賬款餘下風險，於2006年作全數準備	12,192

iii. 於2007年7月，本公司已以代價人民幣5,290,000元（以現金支付）向青啤集團公司收購青島啤酒文化傳播有限公司（「文化傳播公司」）100%股權。本集團由2007年11月28日本集團取得控制權起將文化傳播公司綜合入賬。

(c) 註冊資本增資

i. 根據兩名權益持有人於2006年6月達成之協議，西安公司的註冊資本增加人民幣65,703,022元，由本公司及另一名權益持有人西安工業資產經營有限公司分別以現金注入人民幣50,000,000元及人民幣15,703,022元。相關法律手續已於2007年2月辦理完畢。於注資後，本公司持有於西安公司之股權比例維持於76.9%不變。

ii. 年內，本公司向本公司全資擁有的子公司濟南公司以現金注入額外資本人民幣120,000,000元。相關法律手續已於2007年5月辦理完畢。

9 投資於子公司及子公司借款 *(續)*

(d) 根據本集團與青啤集團公司分別於2003年1月及2004年12月訂立之臨時協議，青啤集團公司(揚州公司之大部分權益持有人)委託本公司管理揚州公司之營運及管理。此外，揚州公司董事會大部分成員亦由本公司委任。因此，由於本集團可控制揚州公司之財政及營運決策，故揚州公司已綜合入賬列作本集團之子公司。

(e) **已清盤／清盤中子公司**

於本年度，南京公司、青島啤酒(滕州)淮海銷售有限公司及徐州彭城銷售有限公司的註銷登記法律手續已辦理完畢。該等子公司清盤並無產生重大利得或虧損。

年內，蘇州公司開始清盤，而於2007年12月31日，有關手續仍未辦理完畢。相關虧損已於2007年在利潤表確認。

(f) 於上年度，本公司已與兩間子公司的少數權益持有人達成若干安排。根據該等安排，部分少數股東權益已不再符合作為香港會計準則第32號金融工具之規定：披露及呈列項下的股東權益。因此，約人民幣28,286,000元的款項已重新分類為其他金融負債。

本公司於年內根據附註2.7所述的會計政策測試投資於子公司及子公司借款的賬面值有否出現任何減值。本公司已分別對哈爾濱公司及興凱湖公司之投資確認減值準備約人民幣78,900,000元及人民幣5,096,000元。減值虧損乃由於本集團於有關地區實施經修訂業務策略導致預期經營業績不如原本樂觀所致。

於2007年12月31日，本公司擁有的所有子公司均為有限責任公司。

10 聯營公司權益

	本集團		本公司	
	2007年	2006年	**2007年**	2006年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
非上市股份成本值	**52,650**	24,665	**7,200**	6,004
應佔聯營公司業績	**(21,768)**	(3,328)	**—**	—
已收股息	**(3,000)**	(2,761)	**—**	—
	27,882	18,576	**7,200**	6,004

董事認為，於2007年12月31日，上述聯營公司的有關價值不低於此等投資的賬面值。

10 聯營公司權益 *(續)*

於2007年12月31日，本集團主要聯營公司之資料如下：

聯營公司名稱	註冊成立國家	註冊資本	本集團持有權益比例(%) 直接	間接	主要業務
遼寧沈青青島啤酒營銷有限公司（「遼寧沈青」）	中國	人民幣2,000,000	30%	—	國內啤酒銷售
青島啤酒朝日飲品有限公司（「朝日飲品」）	中國	人民幣110,000,000	—	37.52%	國內茶飲料生產及銷售
青島啤酒歐洲進出口有限公司	法國	歐元100,000	40%	—	啤酒進出口銷售
青島啤酒招商物流有限公司（「招商物流」）	中國	人民幣20,000,000	30%	—	物流服務與管理

主要聯營公司之總資產及負債以及本集團應佔主要聯營公司業績如下：

聯營公司名稱	於12月31日	總資產 人民幣千元	總負債 人民幣千元	收益 人民幣千元	應佔盈利／(虧損) 人民幣千元
遼寧沈青	2007年	13,218	8,299	205,342	492
	2006年	11,840	8,562	187,584	219
朝日飲品	2007年	89,215	53,254	36,906	(3,751)
	2006年	90,391	64,442	31,790	(4,386)
青島啤酒歐洲進出口有限公司	2007年	35,337	32,107	93,404	339
	2006年	37,954	33,334	98,847	302
招商物流	2007年	47,084	14,777	77,981	3,513
	2006年	32,094	11,496	69,512	1,886

11 金融資產的信貸質素

過往既無逾期未付亦無出現減值的金融資產的信貸質素可參考外部信用評級或有關交易對手評級的歷史資料予以評估：

(a) 應收賬款

本集團設有政策，大多國內客戶以貨到付現之條款或海外銷售以必須收到信用證作出銷售。僅若干具有良好信貸紀錄的長期海外分銷商及亦為本集團聯營公司的若干國內分銷商獲授三個月至六個月不等之信貸期。

11 金融資產的信貸質素（續）

(b) 現金及銀行及短期銀行存款

	本集團		本公司	
	2007年	2006年	**2007年**	2006年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
現金	**1,023**	846	**236**	157
中國國有銀行	**890,079**	619,339	**598,228**	224,027
中國上市商業銀行	**301,286**	359,932	**68,226**	182,429
外資銀行	**2,181**	2,051	**—**	—
中國其他國內銀行	**120,074**	231,075	**22,769**	188,087
	1,314,643	1,213,243	**689,459**	594,700

12 可供銷售的金融資產－本集團

	2007年	2006年
	人民幣千元	人民幣千元
年初結餘	**—**	—
添置	**5,669**	—
於股東權益確認之公允價值利得	**14,554**	—
年終結餘	**20,223**	—

於2007年或2006年，並無出售可供銷售的金融資產，亦無就此作出減值準備。

可供銷售的金融資產包括以下各項：

	2007年	2006年
	人民幣千元	人民幣千元
上市證券		
－股本證券－中國	**14,554**	—

可供銷售的金融資產以人民幣為單位。

13 存貨

	本集團		本公司	
	於12月31日		於12月31日	
	2007年	2006年	**2007年**	2006年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
原材料、包裝物及輔助材料	**1,796,609**	1,305,714	**299,956**	215,455
在製品	**233,496**	198,506	**44,004**	34,985
產成品	**157,149**	137,099	**67,102**	66,558
存貨，淨額	**2,187,254**	1,641,319	**411,062**	316,998

確認為支出並計入銷售成本之存貨成本約為人民幣244,784,000元（2006年：人民幣5,219,330,000元）。

本集團原材料、包裝物及輔助材料賬面值約人民幣64,562,000元以及產成品賬面值約人民幣259,000元按其可變現淨值列賬。

14 應收賬款

(a) 本集團

	於12月31日	
	2007年	2006年
	人民幣千元	*人民幣千元*
聯營公司 *(附註37(b))*	**45,518**	47,177
應收分銷商長期賬款	**14,996**	14,999
其他應收賬款	**268,538**	277,346
	329,052	339,522
減：應收賬款減值準備	**(234,853)**	(238,342)
	94,199	101,180

14 應收賬款 *(續)*

(a) 本集團 *(續)*

於2007年及2006年12月31日，應收賬款之賬齡分析如下：

	2007年12月31日			2006年12月31日		
	金額	壞賬準備	準備後結餘	金額	壞賬準備	準備後結餘
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
1年內	**91,382**	**(443)**	**90,939**	87,157	(2,743)	84,414
1至2年	**3,835**	**(987)**	**2,848**	3,338	(2,021)	1,317
2年至3年	**3,302**	**(3,156)**	**146**	10,578	(10,346)	232
超過3年	**230,533**	**(230,267)**	**266**	238,449	(223,232)	15,217
合計	**329,052**	**(234,853)**	**94,199**	339,522	(238,342)	101,180

(b) 本公司

	於12月31日	
	2007年	2006年
	人民幣千元	*人民幣千元*
應收賬款 — 第三方	**64,442**	44,732
應收關聯方款 *(附註37(b))*	**41,659**	48,059
	106,101	92,791
減：減值準備	**(61,984)**	(59,256)
	44,117	33,535

14 應收賬款 *(續)*

(b) 本公司 *(續)*

於2007年及2006年12月31日，應收賬款之賬齡分析如下：

	2007年12月31日			2006年12月31日		
	金額	**壞賬準備**	**準備後結餘**	金額	壞賬準備	準備後結餘
	人民幣千元	***人民幣千元***	***人民幣千元***	*人民幣千元*	*人民幣千元*	*人民幣千元*
1年內	**43,631**	**(14)**	**43,617**	30,768	—	30,768
1至2年	**—**	**—**	**—**	4,052	(2,026)	2,026
2年至3年	**—**	**—**	**—**	26,730	(26,730)	—
超過3年 *(附註37(b)(ii))*	**62,470**	**(61,970)**	**500**	31,241	(30,500)	741
合計	**106,101**	**(61,984)**	**44,117**	92,791	(59,256)	33,535

本集團大部分的國內銷售以付款發貨的方式交易。出口往中國以外地區的銷售主要以信用證支付。僅向具有良好信貸紀錄的客戶給予信貸。因本集團的客戶數量眾多且分佈地區廣，故應收賬款沒有重大信貸集中風險。

應收賬款的賬面淨值與該等款項於2007年12月31日的公允價值接近。

本集團對個別預計可能發生的壞賬應收賬款結餘計提壞賬準備，這是根據客戶以往信貸紀錄及有證據顯示不能回收部分或全部的未償還結餘而計提壞賬準備。

逾期少於六個月的應收賬款不被視為減值。於2007年12月31日，應收賬款人民幣87,810,000元（2006年：人民幣86,914,000元）於6個月內逾期但未減值（2006年：相同）。該等應收賬款與多名並無最近拖欠紀錄的獨立客戶有關。

14 應收賬款 *(續)*

(b) 本公司 *(續)*

於2007年12月31日，應收賬款人民幣241,242,000元(2006年：人民幣252,608,000元)已減值。於2007年12月31日，準備金額為人民幣234,853,000元(2006年：人民幣238,342,000元)。個別減值應收賬款主要與處於意外困難經濟狀況之分銷商有關。根據評估，預期可收回部分應收賬款。該等已減值應收賬款之賬齡分析如下：

	2007年 ***人民幣千元***	2006年 *人民幣千元*
6個月內	**298**	—
6個月至1年	**3,274**	243
1年至2年	**3,835**	3,338
2年至3年	**3,302**	10,578
超過3年	**230,533**	238,449
合計	**241,242**	252,608

應收賬款減值準備變動如下：

	2007年 ***人民幣千元***	2006年 *人民幣千元*
於1月1日	**238,342**	247,831
應收賬款減值準備	**4,869**	14,603
年內撇銷為無法收回之應收賬款	**(8,358)**	(24,092)
於12月31日	**234,853**	238,342

新增及解除減值應收賬款準備已計入利潤表「銷售費用」中。自撥備賬扣除的金額一般在預期不可收回額外現金時撇銷。

於各報告日期的最高信貸風險為上述各類應收賬款的公允價值。本集團並無持有任何抵押品作為抵押。

15 保證金、預付賬款及其他應收款－本集團

	於12月31日	
	2007年	2006年
	人民幣千元	*人民幣千元*
其他應收款－第三方	**862,482**	235,535
應收關聯方款	**11,275**	17,001
	873,757	252,536
保證金、預付賬款－第三方	**278,026**	234,731
	1,151,783	487,267
減：減值準備	**(75,041)**	(71,464)
	1,076,742	415,803

於2007年及2006年12月31日，保證金、預付賬款及其他應收款之賬齡分析如下：

	2007年12月31日			2006年12月31日		
	金額	**壞賬準備**	**準備後結餘**	金額	壞賬準備	準備後結餘
	人民幣千元	***人民幣千元***	***人民幣千元***	*人民幣千元*	*人民幣千元*	*人民幣千元*
1年內	**1,054,388**	**(418)**	**1,053,970**	384,002	(194)	383,808
1年至2年	**13,772**	**(2,328)**	**11,444**	21,460	(3,293)	18,167
2年至3年	**13,099**	**(7,341)**	**5,758**	15,625	(3,028)	12,597
超過3年	**70,524**	**(64,954)**	**5,570**	66,180	(64,949)	1,231
合計	**1,151,783**	**(75,041)**	**1,076,742**	487,267	(71,464)	415,803

於2007年及2006年12月31日，保證金、預付賬款及其他應收款之性質分析如下：

	於12月31日	
	2007年	2006年
	人民幣千元	*人民幣千元*
購買原材料預付賬款	**774,359**	235,535
購買少數股東所持子公司股權預付賬款 *(附註38)*	**88,123**	—
可向地方政府收回之土地使用權預付賬款	**46,129**	15,023
擔保保證金	**41,420**	21,276
其他個別不重大項目	**201,752**	215,433
	1,151,783	487,267
減：減值準備	**(75,041)**	(71,464)
	1,076,742	415,803

16 股本

於2007年12月31日，本公司的法定註冊股本為人民幣1,308,219,178元(於2006年12月31日：人民幣1,308,219,178元)，每股面值人民幣1元。

	2007年12月31日		2006年12月31日	
		股數		股數
	人民幣千元	***(千股)***	*人民幣千元*	*(千股)*
境內上市的限制人民幣普通股(a)	**417,395**	**417,395**	417,395	417,395
境內上市的人民幣普通股(「A股」)	**235,755**	**235,755**	235,755	235,755
境外上市的外資股(「H股」)	**655,069**	**655,069**	655,069	655,069
	1,308,219	**1,308,219**	1,308,219	1,308,219

於2007年12月31日，所有已發行股本已全額繳足。

(a) 根據於2006年10月股東會議批准A股股權分置改革方案，國家持有股及境內法人持有股(合共定義為「非流通股」))股東向當時的全體流通A股股東支付35,755,495股股份及人民幣48,000,000元現金代價，以獲得上市流通權。惟本公司國有股股東(本公司的主要股東)已承諾於獲得流通權5年內不在市場轉讓該等股份，同時將於未來三年將本公司的當年實現可分配利潤的70%作為股息。

於上述交易完成後，青島市國有資產監督管理委員會已將於2007年4月4日向其全資子公司青啤集團公司轉讓其於本公司所持有的股本權益，而青啤集團公司自此成為本公司的主要股東。

17 其他儲備

(a) 本集團

	股本溢價 人民幣千元	資本儲備 人民幣千元	盈餘公積金 人民幣千元 (附註a)	公益金 人民幣千元 (附註a)	累計外幣報表折算調整 人民幣千元	合計 人民幣千元
2006年1月1日結餘，如前呈報	**3,058,231**	**17,252**	**329,147**	**269,923**	**(981)**	**3,673,572**
有關提取儲備的會計政策變動的期初調整 *(附註2)*	—	—	(209,576)	—	—	(209,576)
2006年1月1日結餘，經重列	**3,058,231**	**17,252**	**119,571**	**269,923**	**(981)**	**3,463,996**
轉撥*(a)*	—	—	269,923	(269,923)	—	—
提取盈餘公積金	—	—	43,940	—	—	43,940
外幣報表折算差額	—	—	—	—	3,986	3,986
向少數股東買賣權益	—	48,501	—	—	—	48,501
2006年12月31日結餘	**3,058,231**	**65,753**	**433,434**	**—**	**3,005**	**3,560,423**
2007年1月1日結餘，如前呈報	**3,058,231**	**65,753**	**669,637**	**—**	**3,005**	**3,796,626**
有關提取儲備的會計政策變動的期初調整 *(附註2)*	—	—	(236,203)	—	—	(236,203)
2007年1月1日結餘，經重列	**3,058,231**	**65,753**	**433,434**	**—**	**3,005**	**3,560,423**
提取盈餘公積金*(a)*	—	—	61,785	—	—	61,785
外幣報表折算差額	—	—	—	—	898	898
可供銷售的金融資產的公允價值總利得	—	13,007	—	—	—	13,007
可供銷售的金融資產的遞延所得稅負債	—	(3,252)	—	—	—	(3,252)
2007年12月31日結餘	3,058,231	75,508	495,219	—	3,903	3,632,861

17 其他儲備（續）

(b) 本公司

	股本溢價 人民幣千元	資本儲備 人民幣千元	盈餘公積金 人民幣千元 （附註a）	公益金 人民幣千元 （附註a）	未分配利潤 人民幣千元 （附註b）	儲備合計 人民幣千元	擬派股息 人民幣千元
2006年1月1日結餘	3,058,231	1,782	209,383	180,112	358,462	3,807,970	209,315
轉撥(a)	–	–	180,112	(180,112)	–	–	–
擬派發股息（附註33）	–	–	–	–	(287,808)	(287,808)	287,808
本年度盈利	–	–	–	–	501,548	501,548	–
已宣派股息	–	–	–	–	–	–	(209,315)
提取盈餘公積金	–	–	43,579	–	(43,579)	–	–
向少數股東買賣權益	–	48,501	–	–	–	48,501	–
2006年12月31日結餘	3,058,231	50,283	433,074	–	528,623	4,070,211	287,808
2007年1月1日結餘	3,058,231	50,283	433,074	–	528,623	4,070,211	287,808
擬派發股息（附註33）	–	–	–	–	(287,808)	(287,808)	287,808
本年度盈利	–	–	–	–	146,759	146,759	–
已宣派股息	–	–	–	–	–	–	(287,808)
提取盈餘公積金	–	–	18,498	–	(18,498)	–	–
首次採納新中國會計準則	–	–	43,287	–	(43,287)	–	–
可供銷售的金融資產的公允價值總利得	–	7,310	–	–	–	7,310	–
可供銷售的金融資產的遞延所得稅負債	–	(1,827)	–	–	–	(1,827)	–
轉撥	–	–	360	–	(360)	–	–
2007年12月31日結餘	3,058,231	55,766	495,219	–	325,429	3,934,645	287,808

17 其他儲備 *(續)*

附註：

(a) 法定儲備

根據本公司的公司章程規定及中國公司法，本公司須將在中國會計準則下的除稅後淨利潤的10%撥入法定盈餘公積金(除非該基金結餘已達本公司繳足資本的50%)，及於截至2007年12月31日止年度前按董事會決定根據公司章程規定提取除稅後淨利潤之比例撥入法定公益金。此儲備不得用作現金股息分配。

根據中國公司法及本公司的公司章程(經於2006年6月29日舉行的股東年會修訂)的規定，本公司自2006年1月1日起停止提取資金至公益金。本集團及本公司於2006年1月1日的公益金結餘分別約人民幣269,923,000元及人民幣180,112,000元已根據中國財政部頒佈的法規轉撥至盈餘公積金。

於2007年1月1日，本公司採納《中國企業會計準則2006》(「中國會計準則」)，並追溯應用於其財務報表。因此，自2006年結轉之保留盈利已予重列，而董事因此由保留盈利轉撥額外約人民幣43,287,000元至盈餘公積金。

(b) 利潤分派及分配基準

根據公司章程及國家財政部財會字[1995] 31號文件規定，本公司提取法定盈餘公積金及任意盈餘公積金需以中國會計準則及法規編製的盈利金額為基礎。本公司派發股息乃按中國會計準則及法規和香港財務報告準則申報的可供分配利潤之較低者為支付基礎。

18 借款

(a) 本集團

銀行借款

	2007年12月31日			2006年12月31日		
	短期銀行借款	**長期銀行借款**	**總計**	短期銀行借款	長期銀行借款	總計
	人民幣千元	***人民幣千元***	***人民幣千元***	*人民幣千元*	*人民幣千元*	*人民幣千元*
償還期：						
1年內	**971,096**	**10,216**	**981,312**	599,745	2,164	601,909
2至5年	**—**	**80,076**	**80,076**	—	40,725	40,725
超過5年	**—**	**10,778**	**10,778**	—	12,534	12,534
	971,096	**101,070**	**1,072,166**	599,745	55,423	655,168
減：1年內到期部分	**(971,096)**	**(10,216)**	**(981,312)**	(599,745)	(2,164)	(601,909)
長期部分	**—**	**90,854**	**90,854**	—	53,259	53,259

18 借款 *(續)*

(a) 本集團 *(續)*

於2007年12月31日，本集團有約人民幣14,284,000元及人民幣7,787,000元的借款是分別由北京市發展和改革委員會以及中國銀行北京市分行提供擔保。

於2007年12月31日，本集團有約人民幣20,000,000元(2006年：人民幣16,000,000元)的借款是以總賬面值約為人民幣37,002,000元的機器設備(2006年：約人民幣35,800,000元的機器設備)及總賬面值人民幣10,40C,000元的存貨作為抵押。

融資租賃負債

	於12月31日	
	2007年	2006年
	人民幣千元	*人民幣千元*
1年內	2,565	—
1至2年	2,565	—
2至3年	2,565	—
超過3年	3,205	—
	10,900	—
減：1年內到期部分	(2,565)	—
融資租賃負債	8,335	—
減：未賺取財務收入	(2,609)	—
	5,726	—

(b) 本公司

	2007年12月31日			2006年12月31日		
	短期	**長期**		短期	長期	
	銀行借款	**銀行借款**	**總計**	銀行借款	銀行借款	總計
	人民幣千元	***人民幣千元***	***人民幣千元***	*人民幣千元*	*人民幣千元*	*人民幣千元*
銀行借款，須於1年內償還	**545,230**	**—**	**545,230**	390,435	—	390,435

18 借款（續）

借款的賬面值以下列幣值為單位。

	本集團		本公司	
	2007年	2006年	**2007年**	2006年
	千元	千元	**千元**	千元
人民幣	**623,977**	200,108	**—**	—
港幣	**60,888**	41,202	**—**	—
美元	**365,230**	390,435	**365,230**	390,435
歐元	**14,284**	15,411	**—**	—
丹麥克郎	**7,787**	8,012	**—**	—
	1,072,166	655,168	**365,230**	390,435

本集團的所有借款均受市場利率變動的影響，但丹麥克郎及歐元的借款為免息（「免息借款」）。

人民幣、港幣及美元的借款於結算日的有效年利率分別為3.35%、5.02%及6.10%。董事認為該等借款的賬面值與其於2007年12月31日的公允價值接近。免息借款之公允價值為人民幣14,529,000元。

於2007年12月31日，本集團有合共約人民幣1,400,000,000元（2006年：人民幣2,100,000,000元）的未動用短期借款額度。所有於一年內到期及按浮動利率計息的借款均以提取額計入。

19 衍生金融工具

	2007年12月31日	
	資產	**負債**
	人民幣千元	**人民幣千元**
遠期外匯交易合同	**—**	**22,801**

根據附註2.9所述之會計政策，該等衍生工具於2007年12月31日按公允價值重新計量。於年終時持有仍未平倉的該等合約的重估虧損約為人民幣19,052,000元，並已自利潤表扣除。

20 遞延所得稅

遞延稅項採用債務法就暫時性差異分別按本集團內各實體的主要適用稅率18%至25%(2006年：15%至33%)作全數計算。

遞延稅項資產／負債之變動如下：

(i) 遞延稅項資產

	於2007年1月1日 人民幣千元	(計入)／扣除自利潤表 人民幣千元	於2007年12月31日 人民幣千元	於2006年1月1日 人民幣千元	(計入)／扣除自利潤表 人民幣千元	於2006年12月31日 人民幣千元
固定資產折舊的公允價值調整	**3,789**	**(1,608)**	**2,181**	4,206	(417)	3,789
減值準備	**9,395**	**3,057**	**12,452**	—	9,395	9,395
本年度不可扣稅的廣告支出	**3,687**	**35,171**	**38,858**	3,232	455	3,687
本年度不可扣稅的預提費用	**53,380**	**58,712**	**112,092**	14,368	39,012	53,380
衍生金融工具虧損	**562**	**5,138**	**5,700**	—	562	562
其他	**—**	**3,500**	**3,500**	—	—	—
合計	**70,813**	**103,970**	**174,783**	21,806	49,007	70,813

(ii) 遞延稅項負債

	折舊的公允價值調整		可供銷售的金融資產利得		合計	
	2007年 人民幣千元	2006年 人民幣千元	2007年 人民幣千元	2006年 人民幣千元	2007年 人民幣千元	2006年 人民幣千元
於1月1日	**16,448**	17,374	**—**	—	**16,448**	17,374
計入利潤表	**(2,819)**	(926)	**—**	—	**(2,819)**	(926)
扣除自股東權益	**—**	—	**3,406**	—	**3,406**	—
於12月31日	**13,629**	16,448	**3,406**	—	**17,035**	16,448

於2007年12月31日，本集團主要對一些於業務合併時買入的固定資產因作出折舊的公允價值調整而產生的暫時性差異、對固定資產及金融資產作出之減值虧損準備及本年度若干不可扣稅宣傳開支及預提費用確認為遞延稅項資產，惟以未來可產生的應課稅盈利實現該等稅務利益為限。

20 遞延所得稅（續）

(ii) 遞延稅項負債（續）

本集團已根據附註31(a)(ii)所述之未來經修訂稅率對結轉遞延稅項資產／負債作出調整。調整的影響為本年度所得稅支出減少約人民幣7,382,000元。

此外，於2007年12月31日，本集團有子公司分別於2008年至2012年內到期的可抵扣應課稅盈利的稅虧約人民幣1,013,983,000元（2006年：人民幣837,737,000元）而產生未確認遞延稅項資產總額約人民幣253,496,000元（2006年：人民幣276,453,000元），因固定資產折舊公允價值調整而產生的遞延稅項資產約人民幣29,038,000元（2006年：人民幣39,000,000元）及因應收款結餘、存貨及固定資產的實現虧損及減值虧損準備而產生的遞延稅項資產約人民幣224,935,000元（2006年：人民幣258,607,000元）。因不能確定會透過有關子公司之未來應課稅盈利實現該等稅務利益，故不確認遞延稅項資產。

21 遞延政府補貼

遞延政府補貼主要指就本集團若干子公司所產生之新生產設施資本開支已收／應收地方政府之補貼。

22 應付賬款 — 本集團

	於12月31日 **2007年** ***人民幣千元***	 2006年 *人民幣千元*
應付賬款	**1,080,803**	794,675

應付賬款（包括應付關聯方款）之賬齡分析如下：

	於12月31日 **2007年** ***人民幣千元***	 2006年 *人民幣千元*
1年內	**1,057,195**	725,458
1年至2年	**7,379**	49,666
2年至3年	**8,891**	9,917
超過3年	**7,338**	9,634
	1,080,803	794,675

23 應付票據

於2007年12月31日，本集團的應付票據結餘均為六個月以內到期。本集團的銀行存款約人民幣16,116,000元(2006年：人民幣16,391,000元)以人民幣為單位，已作為本集團發行該等票據之抵押，而於2007年12月31日，子公司所發行之票據約人民幣19,396,000元(2006年：人民幣110,850,000元)已由本公司作出擔保。董事認為於年終時的應付票據賬面值與其公允價值接近。

24 預提費用及其他應付款

按性質劃分之預提費用及其他應付款(包括應付關聯方款)分析如下：

	於12月31日	
	2007年	2006年
	人民幣千元	*人民幣千元*
周轉瓶子擔保保證金	**525,144**	443,494
預提市場推廣及廣告支出	**532,727**	445,845
應付在建工程及固定資產賣方款	**241,453**	70,977
增值稅及其他徵稅及稅款	**236,991**	181,138
預提工資及其他員工成本	**165,743**	158,700
子公司少數股東注資	**—**	15,703
其他	**470,239**	450,547
	2,172,297	1,766,404

25 銷售按金及預收客戶賬款

	於12月31日	
	2007年	2006年
	人民幣千元	*人民幣千元*
銷售按金及預收客戶賬款	**482,882**	191,662

銷售按金及預收客戶賬款(包括應付關聯方款)之賬齡分析如下：

	於12月31日	
	2007年	2006年
	人民幣千元	*人民幣千元*
1年內	**476,910**	182,881
1年至2年	**682**	1,815
2年至3年	**643**	382
超過3年	**4,647**	6,584
	482,882	191,662

26 其他利得 — 淨額

	2007年 人民幣千元	2006年 人民幣千元
衍生工具：		
— 不符合套期會計的外匯遠期合同	**(19,052)**	(3,659)
— 已實現外匯遠期合同之收入	**(3,905)**	7,791
利息收入	**24,224**	22,499
政府補貼*(i)*	**96,202**	66,043
	97,469	92,674

(i) 就本集團於過往年度收購若干子公司而言，本集團與有關市政府簽署了不同的協議，該等子公司可享有由政府提供之若干財務優惠，主要包括財政資助，金額參考該等子公司所繳付之稅額後釐定。

27 其他業務虧損 — 淨額

	2007年 人民幣千元	2006年 人民幣千元
商譽的減值虧損	**—**	151,061
不動產、廠房及設備(「不動產、廠房及設備」)的減值準備*(附註7(b))*	**141,008**	163,688
出售不動產、廠房及設備的利得	**(1,137)**	(37,586)
出售雜項物料及其他	**(76,776)**	(21,773)
	63,095	255,390

28 分性質列示之費用

包含於銷售成本、銷售及市場推廣費用及行政支出中的費用列示如下：

	2007年 人民幣千元	2006年 人民幣千元
產成品及在製品的存貨變動	**(55,040)**	37,419
已用原材料及消耗品	**6,299,824**	5,181,911
僱員福利開支 *(附註29)*	**1,316,392**	703,384
折舊、攤銷及減值支出 *(附註6、7及8)*	**669,215**	858,151
運輸開支	**464,261**	506,076
廣告費用	**525,327**	198,819
核數師酬金	**6,930**	6,300
公共設施	**383,890**	385,814
其他開支	**2,946,161**	2,982,892
銷售、分銷成本及行政支出合計	**12,556,960**	10,860,766

29 僱員福利開支（包括董事薪津）

	2007年 人民幣千元	2006年 人民幣千元
薪酬工資	**964,857**	575,507
社會保障成本	**94,242**	36,757
退休成本 — 界定供款計劃	**110,646**	89,946
員工醫療福利	**11,074**	1,174
其他	**88,573**	64,897
	1,269,392	768,281

29 僱員福利開支(包括董事薪津)(續)

(a) 董事及高級管理人員薪津

每位董事於截至2007年12月31日止年度的薪酬如下：

董事姓名	袍金 人民幣千元	其他薪津 人民幣千元	薪金 人民幣千元	社會保障供款 人民幣千元	合計 人民幣千元
李桂榮先生	—	—	542	16	558
金志國先生	—	—	542	28	570
孫明波先生	—	—	415	28	443
孫玉國先生	—	—	371	28	399
劉英弟先生	—	—	361	28	389
馬爽先生	30	—	—	—	30
伯樂思先生	30	—	—	—	30
楚振剛先生	80	—	—	—	80
付洋先生	80	—	—	—	80
李燕女士	80	—	—	—	80
潘昭國先生	80	—	—	—	80
	380	—	2,231	128	2,739

每位董事於截至2006年12月31日止年度的薪酬如下：

董事姓名	袍金 人民幣千元	其他薪津 人民幣千元	薪金 人民幣千元	社會保障供款 人民幣千元	合計 人民幣千元
李桂榮先生	—	—	312	8	320
金志國先生	—	—	312	17	329
劉英弟先生	—	—	245	17	262
孫明波先生	—	—	269	17	286
孫玉國先生	—	—	245	17	262
伯樂思先生	30	—	—	—	30
馬爽先生	30	—	—	—	30
楚振剛先生	50	—	—	—	50
付洋先生	50	—	—	—	50
李燕女士	50	—	—	—	50
潘昭國先生	50	—	—	—	50
	260	—	1,383	76	1,719

29 僱員福利開支(包括董事薪津)(續)

(b) 五位薪酬最高人士

本年度五位薪酬最高人士包括三位(2006年:三位)董事,彼等的酬金在上文分析中反映。於本年度支付予餘下兩位(2006年:兩位)最高薪酬人士的酬金如下:

	2007年 人民幣千元	2006年 人民幣千元
基本薪金及津貼	**878**	489
社會保障供款	**45**	34
	923	523

(c) 監事會成員薪津

五位現任及前任監事會成員薪津如下:

	2007年 人民幣千元	2006年 人民幣千元
基本薪金及津貼	**383**	311
社會保障供款	**56**	52
	439	363

30 財務費用

	2007年 人民幣千元	2006年 人民幣千元
銀行借款的利息	**39,426**	39,473
外匯交易收益淨額	**(24,417)**	(12,574)
	15,009	26,899

31 稅項

(a) 所得稅支出

	2007年 人民幣千元	2006年 人民幣千元
當期所得稅		
— 香港利得稅*(i)*	**5,456**	3,161
— 中國企業所得稅*(ii)*	**515,145**	225,835
遞延所得稅*(附註20)*	**(106,789)**	(49,933)
	413,812	179,063

(i) ***香港利得稅***

香港利得稅乃根據本年度估計應課稅盈利依稅率17.5%(2006年:17.5%)作出準備。

(ii) ***中國企業所得稅(「企業所得稅」)***

企業所得稅乃按中國有關規例計算的本年度估計應課稅所得作出撥備,所有可以享受到的退稅及減免稅務優惠已考慮在內。

本集團享有的稅務優惠及免稅期:

根據中國國家稅務總局(「國家稅務總局」)在1994年4月18日發出的批文,自本公司成立日起及在有關法規有其他改動之前,本公司賺取的淨利潤按15%的稅率徵收企業所得稅。本公司亦於1997年3月23日接獲青島市財政局確認,延長該次稅收優惠,直至另行通知。

於2007年7月5日,本公司獲悉國家稅務總局於2007年6月就向九間於1993年在香港聯合交易所有限公司上市之國有企業(包括本公司)授出之稅收優惠發出通知(「該通知」)。根據該通知,有關地方稅務機關被要求對本公司已到期稅收優惠,必須立即予以糾正。對於以往年度適用已到期稅收優惠所產生的所得稅差異,要按照中國稅收徵收管理法的相關規則及規定處理。

於2008年4月15日,本公司獲地方主管稅務部門通知,截至2007年12月31日止年度的適用企業所得稅稅率由15%調整至33%,而本年度的本公司中國企業所得稅於本公司本集團財務報表按33%(2006年:15%)作出準備。本公司尚未獲稅務機關知會以前年度的處設結論。董事認為最終結果無法可靠估計,故並未於財務報表就過往年度潛在企業所得稅負債作出準備。

31 稅項 *(續)*

(a) 所得稅支出 *(續)*

(ii) 中國企業所得稅(「企業所得稅」) (續)

廈門公司、松江公司、長沙公司、榆林公司、五星公司、三環公司、福州公司及南寧公司均被確認為外商投資企業，故可享受經抵銷過往年度稅務虧損後，由首個獲利年度起計兩免三減半繳交企業所得稅。2007年為廈門公司第四個獲利年度、松江公司第二個獲利年度及長沙公司與福州公司第一個獲利年度。因此，廈門公司按經扣減稅率7.5%計算應課企業所得稅，而松江公司、長沙公司及福州公司則獲豁免本年度所得稅。上述其他子公司在抵銷上年度結轉稅務虧損後，仍未進入首個獲利年度。

華南營銷公司、華南控股公司、深朝日、珠海公司及東南營銷公司因分別設立於中國深圳、珠海及廈門經濟特區，故以經扣減稅率15%計算繳納企業所得稅。

三水公司屬於在三水縣(沿海經濟開放區)設立的外商投資企業。因此，三水公司之企業所得稅稅率為24%，地方所得稅稅率為3%。

本集團內其他於中國成立及營運的附屬公司本年度的應納稅所得額按標準稅率33%計算應課企業所得稅。

中國企業所得稅法變動：

中國第十屆全國人民代表大會於2007年3月16日通過了《中華人民共和國企業所得稅法》(「新所得稅法」)，新所得稅法自2008年1月1日起施行。本集團內實體適用的所得稅率自2008年1月1日從33%調整為25%。依據國發[2007]39號《國務院關於實施企業所得稅過渡優惠政策的通知》，自2008年1月1日起，原享受低稅率優惠政策的企業，在新稅法施行後5年內逐步過渡到法定稅率；執行24%稅率的企業將在2008年調整為25%。該稅率變動影響已反映於2007年12月31日遞延所得稅資產／負債的釐定中。

原享受企業所得稅「兩免三減半」等定期減免稅優惠的企業，於2008年及以後繼續享受至期滿為止，但因未獲利而尚未享受稅收優惠的，其優惠期限從2008年度起計算。

31 稅項(續)

(a) 所得稅支出(續)

加權平均適用稅率與實際有效稅率調節表:

	2007年	2006年
加權平均適用稅率	**19%**	10%
企業所得稅稅率變動的影響	**(1%)**	–
本年度未確認為遞延稅項資產的暫時差異產生的影響	**24%**	20%
動用過往年度未確認為遞延稅項資產的暫時差異影響	**(2%)**	(4%)
獲授的退稅或稅務優惠	**(3%)**	(2%)
不可從確定應課稅盈利扣除的成本、開支及虧損	**5%**	5%
實際有效稅率	**42%**	29%

2007年度加權平均適用稅率增加乃主要由於本公司稅率改變(由15%增加至33%)所致。

(b) 增值稅(「增值稅」)

根據《中華人民共和國企業增值稅暫行條例》(「增值稅條例」),本集團按有形貨品本地銷售價值的17%的增值稅率繳納銷項增值稅,出口產品銷售採用「免、抵、退」辦法,退稅率為13%。購買原材料及輔助材料等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅,以達致應付予中國政府的增值稅款項淨額。

(c) 消費稅

本集團進行之啤酒生產、委託生產及啤酒產品進口活動均須繳納中國消費稅。每噸出廠後啤酒價格(含包裝物及包裝物押金)在人民幣3,000元以上的 單位消費稅額為每噸人民幣250元。所有其他在該價格以下的啤酒銷售,仍按每噸人民幣220元繳納消費稅。

32 每股盈利 — 基本及攤薄

每股基本盈利按本公司股東應佔盈利除以年內已發行普通股數目計算。

	截至12月31日止年度	
	2007年	2006年
本公司股東應佔盈利 *(人民幣千元)*	**538,911**	447,867
已發行普通股數目 *(千股)*	**1,308,219**	1,308,219
每股基本盈利 *(每股人民幣)*	**0.41**	0.34

於2007年及2006年12月31日，由於並無可攤薄的潛在普通股，因此每股攤薄盈利與2007年及2006年的每股基本盈利相同。

33. 股息

	截至12月31日止年度	
	2007年	2006年
	人民幣千元	*人民幣千元*
擬派末期股息每股人民幣0.22元(2006年：人民幣0.22元)	**287,808**	287,808

於截至2007年12月31日止年度內已付股息為2006年的末期股息人民幣287,808,000元(每股人民幣0.22元)(2006年：2005年的末期股息人民幣209,315,000元(每股人民幣0.16元))。於2008年4月21日舉行之董事會會議上，董事建議派發2007年之末期股息每股人民幣0.22元(股息總額人民幣287,808,000元)。此擬派股息將於股東年會上批准，並於截至2008年12月31日止年度作為利潤分配列示。本財務報表並無反映此應付股息。

34 經營產生的現金

本年度盈利與經營的現金流入淨額調節表

	2007年 人民幣千元	2006年 人民幣千元
本年度盈利	**578,768**	448,757
稅項	**413,812**	179,063
應佔聯營公司虧損	**(283)**	(1,041)
無須償還之應付款收入	**—**	(10,526)
利息收入 *(附註26)*	**(24,224)**	(22,499)
匯兌收益淨額 *(附註30)*	**(24,417)**	(12,574)
折舊 *(附註7)*	**505,187**	513,580
出售不動產、廠房及設備的利得	**(11,494)**	(37,586)
不動產、廠房及設備的減值虧損 *(附註7)*	**141,008**	163,688
無形資產及租賃土地攤銷 *(附註6、8)*	**23,020**	29,822
商譽的減值虧損及出售 *(附註8)*	**—**	151,061
衍生金融工具以公允價值計價虧損 *(附註26)*	**22,957**	3,659
利息支出 *(附註30)*	**39,426**	39,473
營運資金變動（不包括收購的影響及合併時的匯兌差額）		
遞延所得稅資產	**(103,970)**	(49,007)
遞延所得稅負債	**(2,819)**	(926)
存貨	**(569,206)**	(243,822)
應收賬款	**6,981**	3,888
應收票據	**7,685**	30,234
保證金、預付賬款及其他應收款	**(660,939)**	(88,531)
應付賬款	**286,128**	83,678
預提費用及其他應付款	**462,960**	266,044
應付票據	**(42,849)**	(75,727)
銷售按金及預收客戶賬款	**291,220**	(27,343)
應交稅金	**55,852**	(10,875)
已抵押銀行存款	**(742)**	—
經營產生的現金	**1,394,061**	1,332,490

於現金流量表中，出售不動產、廠房及設備的所得包括：

	2007年 人民幣千元	2006年 人民幣千元
賬面淨值 *(附註7)*	**32,927**	29,594
出售不動產、廠房及設備的盈利	**1,137**	28,736
出售不動產、廠房及設備的所得	**34,064**	58,330

35 或有事項

(a) 根據中國國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，本公司取消了原有福利分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於2007年12月31日，本集團仍未完成該等計劃的制訂，而本集團亦未向職工宣佈任何有關住房分配貨幣化補貼的計劃。經取得相關法律意見後，本公司董事會認為，於2007年12月31日，本集團無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠理據為任何潛在負債作出撥備。

(b) 誠如附註31所述，董事認為因取消以往稅收優惠而可能產生2007年前所得稅負債無法可靠估計，故並無於2007年財務報表作出準備。

(c) 於2007年12月31日，本集團為本集團一間聯營公司之銀行借款提供人民幣22,000,000元的擔保。

(d) 年內，一名第三方(「申索人」)向本公司、本公司子公司及地方政府(本集團一家該子公司前身(「前身公司」)擁有人、本公司向其收購若干資產設立該子公司)(統稱「原告人」)提起訴訟，要求清償人民幣12,135,000元，理據為其以貸款保證人的身份，償還前身公司的貸款負債，並向法院提出呈請，強制原告人償還。截至本財務報表批准日期，法院正在聆訊案件。本公司董事在取得法律顧問的法律意見後認為，本集團不大可能會因此事蒙受任何重大損失。因此，並無於2007年財務報表中作出訴訟損失準備。

36 承諾事項

(a) 資本性及其他承諾

於2007年12月31日，本集團並無已授權但未簽署合約及未於財務報表內反映之資本承諾。

本集團及本公司的承諾主要與建築固定資產、收購子公司及其他經營活動相關，且已簽署合約但未於財務報表內作出計提。詳情如下：

	本集團		本公司	
	2007年	2006年	**2007年**	2006年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
	1,853,617	981,819	**393,146**	141,136

附註： 該等承擔主要與興建新酒廠，提高麥芽產能以及購買原材料有關。

36 承諾事項(續)

(b) 經營租賃及其他承諾

於2007年12月31日，本集團根據不可撤銷之土地及房屋建築物的經營租賃之未來最低租賃款項總額及與其經營業務相關的其他承擔之最低承諾如下：

	2007年 人民幣千元	2006年 人民幣千元
1年內	**23**	343

37 與關聯企業的交易

當企業能直接或間接地對另一企業的財務或經營決策作出控制或重大影響，該等企業將被視為關聯企業。當兩間企業同時受另一企業的共同控制或重大影響時，該等企業亦被視為關聯企業。

(a) 本集團於本年度與關聯企業的主要交易如下：

	2007年 人民幣千元	2006年 人民幣千元
向關聯企業購貨		
— 聯營公司	**1,296**	94,943
向關聯企業銷售商品		
— 聯營公司	**268,510**	250,274
— 文化傳播公司	**2,873**	—
	271,383	250,274
向本集團提供建設服務		
— 青島啤酒工程有限公司	**43,336**	3,788
向本集團提供物流服務(包括代表支付)		
— 聯營公司	**280,509**	219,273
為本集團應收款提供擔保		
— 青啤集團公司(於2007年撤回，見*附註9(b)(ii)*)	**—**	35,890
為本集團聯營公司提供擔保		
— 朝日飲品	**22,000**	16,000
支付利息		
— 青啤集團公司	**3,520**	3,249
向其主要股東購買子公司		
— 青啤集團公司	**5,290**	—

以上與關聯企業之交易均按本集團與相關關聯企業議定的條件進行。

37 與關聯企業的交易 *(續)*

(b) 於2007年12月31日，本集團與關聯企業的重大往來賬期末餘額如下：

	本集團		本公司	
	2007年	2006年	**2007年**	2006年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
包含於應收子公司款	**—**	—	**237,434**	146,509
應收賬款及其他長期資產賬目				
— 本集團全資子公司	**—**	—	**3,931**	2,572
— 本集團非全資子公司	**—**	—	**65,377**	19,041
— 聯營公司*(9b(ii))*	**41,659**	91,349	**30,413**	89,738
— 其他關聯企業	**—**	882	**—**	882
子公司借款*(i)*				
— 本集團全資子公司	**—**	—	**336,120**	—
— 本集團非全資子公司	**—**	—	**2,368,758**	2,759,788
保證金、預付賬款及其他應收款				
— 本集團全資子公司	**—**	—	**29,177**	1,026
— 本集團非全資子公司	**—**	—	**138,951**	123,217
— 聯營公司	**11,275**	5,052	**969**	5,052
— 其他關聯企業	**—**	11,949	**—**	787
應付賬款				
— 本集團非全資子公司	**—**	—	**50,676**	22,639
其他應付及長期應付款				
— 本集團非全資子公司	**—**	—	**80,953**	79,963
— A-B公司*(ii)*	**109,569**	117,131	**—**	—
— 聯營公司	**18,088**	378	**515**	378
— 其他關聯企業	**31,657**	21,243	**14,180**	578
銷售按金				
— 本集團非全資子公司	**—**	—	**—**	326
— 聯營公司	**6,156**	307	**6,156**	307
短期借款				
— 青啤集團公司	**70,000**	65,000	**—**	—

除以下(i)項及(ii)項所述者及除短期借款外，本集團與其他關聯企業的往來賬餘額均無擔保及不計利息，亦無固定還款期，亦不計利息。

37 與關聯企業的交易（續）

(b) （續）

(i) 於2007年12月31日，本公司透過與中國多間銀行訂立的委托貸款安排向多間子公司提供墊付及借款約人民幣2,704,878,000元（2006年：人民幣2,759,788,000元）（見附註9）。

(ii) 於2003年10月，本公司的子公司香港公司與Anheuser-Busch Companies, Inc.（「A-B公司」）簽定一份借款協議。根據該協議，香港公司自A-B公司借款美金15,000,000元（折合約為人民幣109,569,000元）（「借款」）。該借款的年利率為1%、無抵押、還款期為五年，本公司已為該貸款之償還作擔保。

(c) **主要管理人員薪酬**

	截至12月31日止年度	
	2007年	2006年
	人民幣千元	*人民幣千元*
基本薪金、津貼及非現金利益	**5,302**	3,210
退休金供款	**485**	242
	5,787	3,452

合共15位主要管理人員為有權力及負責對本集團經營活動進行計劃、指導及控制之人士，包括董事及其他高級管理人員。

38 結算日後事項

除財務報表其他附註所披露者外，本公司及本集團於2007年12月31日後有以下重大結算日後事項：

(a) 向子公司收購少數股東權益

於2007年12月28日，本公司與西安工業資產經營有限公司簽訂有條件協議，以代價約人民幣171,000,000元收購其所持有之西安公司（本公司擁有76.1%之子公司）23.9%股權。交易須待完成向有關機關登記股份後完成。相關手續已於2008年1月25日辦理完畢，而西安公司其後成為本公司之全資子公司。

(b) 發行分離交易可轉債

於2008年4月2日，本公司發行面值人民幣15億元（分為15,000,000股每份面值人民幣100元之債券）之債券，每份債券附帶七份認股權證，賦予持有人權利可按每兩份認股權證兌一股A股的兌換比例兌換為A股，可於2009年10月13日至2009年10月19日行使。所有債券於2014年4月2日到期，按年利率0.8%計息。

此次發行分離交易可轉債之所得款項淨額約為人民幣14.72億元。債券及認股權證均於2008年4月18日在上海證券交易所上市。所得款項擬用作為本集團之持續資本性承諾提供資金。

中國會計準則與香港財務報告準則差異調節表

本集團根據《中國企業會計準則2006》及有關法規(「中國會計準則」),為本公司的A股股東編製了一套截至2007年12月31日止年度的財務資料。

由於中國會計準則與香港財務報告準則的不同,導致按中國會計準則與香港財務報告準則分別編製的本集團的資產、負債及淨利潤有所差別。中國會計準則與香港財務報告準則的主要差別的財務影響於下表概述及說明:

對於綜合淨資產的影響:

	於12月31日	
	2007年	2006年
	人民幣千元	*人民幣千元*
按中國會計準則計算的淨資產值	**5,509,185**	5,228,197
按香港財務報告準則所作的調整:		
各項非重大調整	—	19,232
按香港財務報告準則計算財務報表所載的本公司股東應佔淨資產	**5,509,185**	5,247,429

對於綜合淨利潤的影響:

	截至12月31日止年度	
	2007年	2006年
	人民幣千元	*人民幣千元*
按中國會計準則計算的淨利潤	**558,142**	436,958
按香港財務報告準則所作的調整:		
因按中國會計準則及香港財務報告準則於對資產估值採用不同的會計處理方法須多提的折舊支出	**(18,434)**	(366)
各項非重大調整	**(797)**	11,275
按香港財務報告準則計算的本公司股東應佔盈利	**538,911**	447,867

PRICEWATERHOUSECOOPERS
普 华 永 道

普華永道中天會計師事務所有限公司
中華人民共和國
上海200021
湖濱路202號
普華永道中心11樓
電話 +86 (21) 6123 8888
傳真 +86 (21) 6123 8800

普華永道中天審字(2008)第10050號

青島啤酒股份有限公司全體股東：

我們審計了後附的青島啤酒股份有限公司(以下簡稱「貴公司」)及其子公司(以下合稱「貴集團」)的合併及母公司財務報表，包括2007年12月31日的合併及母公司資產負債表、2007年度的合併及母公司利潤表、合併及母公司現金流量表、合併及母公司股東權益變動表和財務報表附註。

一、 管理層對財務報表的責任

按照企業會計準則的規定編制財務報表是貴集團和貴公司管理層的責任。這種責任包括：

(1) 設計、實施和維護與財務報表編制相關的內部控制，以使財務報表不存在由於舞弊或錯誤而導致的重大錯報；

(2) 選擇和運用恰當的會計政策；

(3) 作出合理的會計估計。

二、 註冊會計師的責任

我們的責任是在實施審計工作的基礎上對財務報表發表審計意見。我們按照中國註冊會計師審計準則的規定執行了審計工作。中國註冊會計師審計準則要求我們遵守職業道德規範，計劃和實施審計工作以對財務報表是否不存在重大錯報獲取合理保證。

審計工作涉及實施審計程序，以獲取有關財務報表金額和披露的審計證據。選擇的審計程序取決於註冊會計師的判斷，包括對由於舞弊或錯誤導致的財務報表重大錯報風險的評估。在進行風險評估時，我們考慮與財務報表編制相關的內部控制，以設計恰當的審計程序，但目的並非對內部控制的有效性發表意見。審計工作還包括評價管理層選用會計政策的恰當性和作出會計估計的合理性，以及評價財務報表的總體列報。

我們相信，我們獲取的審計證據是充分、適當的，為發表審計意見提供了基礎。

三、審計意見

我們認為，上述貴集團和貴公司的合併及母公司財務報表已經按照企業會計準則的規定編制，在所有重大方面公允反映了貴集團和貴公司2007年12月31日的財務狀況以及2007年度的經營成果和現金流量。

普華永道中天會計師事務所有限公司

張國俊
註冊會計師

賈娜
註冊會計師

中國 • 上海市
2008年4月21日

資產負債表

(除特別註明外，金額單位為人民幣元)
(Prepared in accordance with HKFRS)

資產	附註八 (除另註外)	2007年 12月31日 合併	2006年 12月31日 合併 (經重述)	2007年 12月31日 母公司	2006年 12月31日 母公司 (經重述)
流動資產					
貨幣資金	(1)	**1,334,908,588**	1,232,766,676	**689,459,197**	594,700,068
應收票據	(2)	**37,293,804**	44,978,970	**—**	—
應收賬款	(3), 十一(1)	**94,199,301**	113,372,198	**113,424,494**	67,339,580
預付款項	(4)	**862,482,132**	235,535,247	**193,351,440**	17,005,600
應收利息		**—**	—	**27,335,919**	15,130,661
應收股利		**—**	—	**38,050,000**	38,050,000
其他應收款	(3), 十一(1)	**214,260,516**	180,267,764	**308,679,531**	314,072,202
存貨	(5)	**2,187,253,664**	1,641,319,438	**411,062,240**	316,998,024
流動資產合計		**4,730,398,005**	3,448,240,293	**1,781,362,821**	1,363,296,135
非流動資產					
可供出售金融資產	(6)	**14,553,935**	—	**7,810,000**	—
長期應收款	(3), 十一(1)	**20,041,647**	26,142,767	**2,618,289,329**	2,615,304,030
長期股權投資	(7), 十一(2)	**33,551,241**	25,765,820	**1,902,773,514**	1,660,559,091
投資性房地產		**—**	—	**20,852,991**	—
固定資產	(8)	**5,414,836,821**	4,887,097,632	**926,843,977**	876,800,165
在建工程	(9)	**225,380,955**	233,289,672	**19,853,689**	66,800,393
固定資產清理		**126,626**	186,021	**13,359**	—
無形資產	(10)	**800,352,551**	746,208,563	**161,371,478**	147,633,478
商譽	(11)	**122,816,301**	122,816,301	**—**	—
長期待攤費用	(12)	**8,393,727**	6,925,875	**1,153,993**	1,771,011
遞延所得稅資產	(25)	**174,782,792**	64,049,308	**120,425,439**	41,562,745
非流動資產合計		**6,814,836,596**	6,112,481,959	**5,779,387,769**	5,410,430,913
資產總計		**11,545,234,601**	9,560,722,252	**7,560,750,590**	6,773,727,048

(除特別註明外,金額單位為人民幣元)

負債及股東權益	附註八(除另註外)	2007年12月31日合併	2006年12月31日合併(經重述)	2007年12月31日母公司	2006年12月31日母公司(經重述)
流動負債					
短期借款	(13)	**971,095,596**	599,745,254	**545,230,000**	390,435,000
交易性金融負債	(14)	**22,801,000**	3,749,000	**22,801,000**	3,749,000
應付票據	(15)	**207,267,627**	250,116,918	**81,180,000**	70,900,000
應付賬款	(16)	**1,080,803,311**	794,675,379	**188,917,598**	133,614,747
預收款項	(17)	**482,882,288**	191,661,665	**374,157,593**	62,898,679
應付職工薪酬	(18)	**155,081,240**	145,152,563	**27,374,233**	11,779,423
應交稅費	(19)	**516,217,879**	232,244,295	**263,922,451**	16,252,469
其他應付款	(20)	**1,763,963,613**	1,416,812,778	**480,009,334**	414,968,679
一年內到期的非流動負債	(21)	**126,203,635**	2,163,708	**—**	—
流動負債合計		**5,326,316,189**	3,636,321,560	**1,983,592,209**	1,104,597,997
非流動負債					
長期借款	(22)	**90,854,451**	53,259,320	**—**	—
長期應付款	(23)	**18,133,114**	132,854,526	**—**	—
專項應付款	(24)	**61,367,262**	7,758,462	**11,308,462**	7,758,462
遞延所得稅負債	(25)	**17,034,856**	17,374,428	**1,827,500**	—
遞延收益		**14,907,738**	—	**—**	—
其他非流動負債		**28,285,586**	31,800,000	**—**	—
非流動負債合計		**230,583,007**	243,046,736	**13,135,962**	7,758,462
負債合計		**5,556,899,196**	3,879,368,296	**1,996,728,171**	1,112,356,459
股東權益					
股本	(26)	**1,308,219,178**	1,308,219,178	**1,308,219,178**	1,308,219,178
資本公積	(27)	**2,864,565,133**	2,854,810,073	**2,889,960,983**	2,884,478,483
盈餘公積	(28)	**495,219,003**	476,721,249	**495,219,003**	476,721,249
未分配利潤		**835,546,023**	583,709,706	**870,623,255**	991,951,679
外幣報表折算差額		**5,635,295**	4,736,922	**—**	—
歸屬於母公司股東權益合計		**5,509,184,632**	5,228,197,128	**5,564,022,419**	5,661,370,589
少數股東權益	(30)	**479,150,773**	453,156,828	**—**	—
股東權益合計		**5,988,335,405**	5,681,353,956	**5,564,022,419**	5,661,370,589
負債及股東權益總計		**11,545,234,601**	9,560,722,252	**7,560,750,590**	6,773,727,048

後附財務報表附註為財務報表的組成部分。

企業負責人:**李桂榮**　　主管會計工作的負責人:**孫玉國**　　會計機構負責人:**于竹明**

二零零七年度利潤表

(除特別註明外，金額單位為人民幣元)

	項目	附註八(除另註外)	2007年度合併	2006年度合併(經重述)	2007年度母公司	2006年度母公司(經重述)
一、	**營業收入**	(31),十一(3)	**13,709,219,729**	11,832,849,500	**6,038,151,794**	4,686,921,119
	減：營業成本	(31),十一(3)	**(8,001,645,253)**	(7,034,759,936)	**(3,643,787,712)**	(2,845,680,293)
	營業稅金及附加	(32)	**(1,322,009,871)**	(1,171,630,385)	**(258,440,599)**	(212,027,870)
	銷售費用		**(2,651,298,588)**	(2,053,432,506)	**(1,408,277,330)**	(883,635,834)
	管理費用		**(667,262,066)**	(703,844,285)	**(170,719,652)**	(175,925,153)
	財務費用 — 淨額	(33)	**5,883,494**	(11,127,736)	**4,381,276**	(8,875,878)
	資產減值損失	(34)	**(166,720,534)**	(348,071,340)	**(276,794,574)**	(165,350,613)
	加：公允價值變動損失	(35)	**(19,052,000)**	(3,659,000)	**(19,052,000)**	(3,659,000)
	投資收益／(損失)	(36),十一(4)	**(1,164,564)**	10,558,836	**147,618,702**	144,082,434
	其中：對聯營企業的投資收益	(36),十一(4)	**283,365**	1,041,106	**4,278,674**	5,717,477
二、	**營業利潤**		**885,950,347**	516,883,148	**413,079,905**	535,848,912
	加：營業外收入	(37)	**154,201,841**	116,635,343	**18,493,691**	42,293,733
	減：營業外支出	(37)	**(36,028,710)**	(17,271,885)	**(8,454,763)**	(3,119,868)
	其中：非流動資產處置損失	(37)	**(10,666,967)**	(6,483,862)	**(3,410,210)**	(191,750)
三、	**利潤總額**		**1,004,123,478**	616,246,606	**423,118,833**	575,022,777
	減：所得稅費用	(38),六(a)	**(406,122,955)**	(179,015,060)	**(238,141,290)**	(77,675,252)
			598,000,523	437,231,546	**184,977,543**	497,347,525
四、	**淨利潤**					
	歸屬於母公司股東的淨利潤		**558,142,284**	436,958,220	**184,977,543**	497,347,525
	少數股東損益		**39,858,239**	273,326	—	—
五、	**每股收益(基於歸屬於母公司普通股股東合併淨利潤)**					
	基本每股收益	(39)	**0.427**	0.334		
	稀釋每股收益	(39)	**0.427**	0.334		

後附財務報表附註為財務報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零七年度現金流量表

(除特別註明外，金額單位為人民幣元)

項目	附註八	2007年度 合併	2006年度 合併 (經重述)	2007年度 母公司	2006年度 母公司 (經重述)
一、 經營活動產生的現金流量					
銷售商品、提供勞務收到的現金		**15,561,653,158**	13,791,656,983	**6,900,606,077**	5,266,292,762
收到的稅費返還		**67,672,082**	64,617,985	**—**	—
收到其他與經營活動有關的現金		**1,059,735,853**	1,041,699,520	**103,777,282**	37,693,513
經營活動現金流入小計		**16,689,061,093**	14,897,974,488	**7,004,383,359**	5,303,986,275
購買商品、接受勞務支付的現金		**(9,566,257,374)**	(8,282,492,831)	**(3,981,395,463)**	(3,172,201,264)
支付給職工以及為職工支付的現金		**(1,127,307,389)**	(852,958,370)	**(296,065,540)**	(226,001,358)
支付的各項稅費		**(2,813,721,811)**	(2,557,833,870)	**(819,062,454)**	(747,685,884)
支付其他與經營活動有關的現金	*(40)(d)*	**(2,087,680,627)**	(2,076,857,566)	**(1,161,418,355)**	(615,314,278)
經營活動現金流出小計		**(15,594,967,201)**	(13,770,142,637)	**(6,257,941,812)**	(4,761,202,784)
經營活動產生的現金流量淨額	*(40)(a)*	**1,094,093,892**	1,127,831,851	**746,441,547**	542,783,491
二、 投資活動產生的現金流量					
收回投資收到的現金		**56,891,661**	2,522,873	**3,061,536,984**	2,292,687,904
取得投資收益所收到的現金		**3,659,516**	11,134,958	**141,759,964**	134,038,275
處置固定資產、無形資產和其他長期資產收回的現金淨額		**34,064,288**	58,330,097	**19,348,855**	42,015,272
取得子公司收到的現金淨額		**17,184,159**	—	**—**	—
收到其他與投資活動有關的現金		**26,423,793**	5,050,000	**20,000**	5,050,000
投資活動現金流入小計		**138,223,417**	77,037,928	**3,222,665,803**	2,473,791,451
購建固定資產、無形資產和其他長期資產支付的現金		**(1,068,887,603)**	(600,750,638)	**(127,356,476)**	(140,154,974)
投資支付的現金		**(168,413,400)**	—	**(3,613,173,400)**	(2,275,154,800)
支付其他與投資活動有關的現金		**(15,531,922)**	(5,345,252)	**(3,905,183)**	—
投資活動現金流出小計		**(1,252,832,925)**	(606,095,890)	**(3,744,435,059)**	(2,415,309,774)
投資活動產生的現金流量淨額		**(1,114,609,508)**	(529,057,962)	**(521,769,256)**	58,481,677

(除特別註明外,金額單位為人民幣元)

項目	附註八	2007年 合併	2006年 合併 (經重述)	2007年 母公司	2006年 母公司 (經重述)
三、 **籌資活動產生的現金流量**					
吸收投資收到的現金		—	15,703,022	—	—
取得借款收到的現金		**1,090,687,261**	568,469,744	**447,059,500**	199,297,500
收到其他與籌資活動有關的現金		**8,148,784**	21,890,622	**3,550,000**	—
籌資活動現金流入小計		**1,098,836,045**	606,063,388	**450,609,500**	199,297,500
償還債務支付的現金		**(646,387,792)**	(876,780,892)	**(267,059,500)**	(444,649,500)
分配股利、利潤或償付利息支付的現金		**(346,568,527)**	(317,529,514)	**(310,800,602)**	(238,886,408)
其中:子公司支付給少數股東的股利、利潤		**(29,901,800)**	(65,518,953)	—	—
支付其他與籌資活動有關的現金		**(3,758,337)**	(47,037,702)	**(1,827,648)**	—
籌資活動現金流出小計		**(996,714,656)**	(1,241,348,108)	**(579,687,750)**	(683,535,908)
籌資活動產生的現金流量淨額		**102,121,389**	(635,284,720)	**(129,078,250)**	(484,238,408)
四、 **匯率變動對現金及現金等價物的影響**		**(5,316,001)**	(317,690)	**(834,912)**	(416,201)
五、 **現金及現金等價物淨增加額**	*(40)(b)*	**76,289,772**	(36,828,521)	**94,759,129**	116,610,559
加:年初現金及現金等價物餘額		**1,208,352,565**	1,245,181,086	**594,700,068**	478,089,509
六、 **年末現金及現金等價物餘額**	*(40)(c)*	**1,284,642,337**	1,208,352,565	**689,459,197**	594,700,068

後附財務報表附註為財務報表的組成部分。

企業負責人:**李桂榮**　　主管會計工作的負責人:**孫玉國**　　會計機構負責人:**于竹明**

合併股東權益變動表

(除特別註明外，金額單位為人民幣元)

			歸屬於母公司股東權益			外幣報表		
項目	附註	股本	資本公積	盈餘公積	未分配利潤	折算差額	少數股東權益	股東權益合計
2005年12月31日年末餘額		1,308,219,178	2,802,086,986	599,070,441	231,303,257	749,817	631,810,452	5,573,240,131
首次執行企業會計準則	十四	—	—	(172,083,945)	174,498,050	—	(54,191,791)	(51,777,686)
2006年1月1日年初餘額(經重述)		1,308,219,178	2,802,086,986	426,986,496	405,801,307	749,817	577,618,661	5,521,462,445
2006年度增減變動額								
淨利潤		—	—	—	436,958,220	—	273,326	437,231,546
直接計入股東權益的利得，包括		—	52,723,087	—	—	3,987,105	594,054	57,304,246
權益法下被投資單位其他所有者權益變動的影響		—	1,636,986	—	—	—	594,054	2,231,040
其他		—	51,086,101	—	—	3,987,105	—	55,073,206
利潤分配，包括		—	—	49,734,753	(259,049,821)	—	(56,222,303)	(265,537,371)
提取盈餘公積	八(28)	—	—	49,734,753	(49,734,753)	—	—	—
對股東的分配	八(29)	—	—	—	(209,315,068)	—	(56,222,303)	(265,537,371)
向少數股東收購/出售股權		—	—	—	—	—	(37,264,278)	(37,264,278)
重分類為其他非流動負債		—	—	—	—	—	(31,800,000)	(31,800,000)
其他		—	—	—	—	—	(42,632)	(42,632)
2006年12月31日年末餘額(經重述)		1,308,219,178	2,854,810,073	476,721,249	583,709,706	4,736,922	453,156,828	5,631,353,956
2007年1月1日年初餘額(經重述)		1,308,219,178	2,854,810,073	476,721,249	583,709,706	4,736,922	453,156,828	5,631,353,956
2007年度增減變動額								
淨利潤		—	—	—	558,142,284	—	39,858,239	598,000,523
直接計入股東權益的利得，包括		—	9,755,060	—	—	898,373	334,484	10,987,917
可供出售金融資產公允價值變動淨額		—	13,006,747	—	—	—	615,438	13,622,185
與計入股東權益項目相關的所得稅影響		—	(3,251,687)	—	—	—	(153,859)	(3,405,546)
其他		—	—	—	—	898,373	(127,095)	771,278
股東投入資本		—	—	—	—	—	15,703,022	15,703,022
利潤分配，包括		—	—	18,497,754	(306,305,967)	—	(29,901,800)	(317,710,013)
提取盈餘公積	八(28)	—	—	18,497,754	(18,497,754)	—	—	—
對股東的分配	八(29)	—	—	—	(287,808,213)	—	(29,901,800)	(317,710,013)
2007年12月31日年末餘額		1,308,219,178	2,864,565,133	495,219,003	835,546,023	5,635,295	479,150,773	5,938,335,405

後附財務報表附註為財務報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

母公司股東權益變動表

(除特別註明外，金額單位為人民幣元)

項目	附註	股本	資本公積	盈餘公積	未分配利潤	股東權益合計
2005年12月31日年末餘額		1,308,219,178	2,853,566,374	389,495,014	416,229,960	4,967,510,526
首次執行企業會計準則		—	(20,093,986)	37,491,482	337,424,015	354,821,511
2006年1月1日年初餘額(經重述)		1,308,219,178	2,833,472,388	426,986,496	753,653,975	5,322,332,037
2006年度增減變動額						
淨利潤		—	—	—	497,347,525	497,347,525
直接計入股東權益的利得，包括		—	51,006,095	—	—	51,006,095
權益法下被投資單位其他						
所有者權益變動的影響		—	1,636,986	—	—	1,636,986
其他		—	49,369,109	—	—	49,369,109
利潤分配，包括		—	—	49,734,753	(259,049,821)	(209,315,068)
提取盈餘公積	八(28)	—	—	49,734,753	(49,734,753)	—
對股東的分配	八(29)	—	—	—	(209,315,068)	(209,315,068)
2006年12月31日年末餘額(經重述)		1,308,219,178	2,884,478,483	476,721,249	991,951,679	5,661,370,589
2007年1月1日年初餘額(經重述)		1,308,219,178	2,884,478,483	476,721,249	991,951,679	5,661,370,589
2007年度增減變動額						
淨利潤		—	—	—	184,977,543	184,977,543
直接計入股東權益的利得，包括		—	5,482,500	—	—	5,482,500
可供出售金融資產公允價值變動淨額		—	7,310,000	—	—	7,310,000
與計入股東權益項目相關的所得税						
影響		—	(1,827,500)	—	—	(1,827,500)
利潤分配，包括		—	—	18,497,754	(306,305,967)	(287,808,213)
提取盈餘公積	八(28)	—	—	18,497,754	(18,497,754)	—
對股東的分配	八(29)	—	—	—	(287,808,213)	(287,808,213)
2007年12月31日年末餘額		1,308,219,178	2,889,960,983	495,219,003	870,623,255	5,564,022,419

後附財務報表附註為財務報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

一 公司基本情況

青島啤酒股份有限公司(以下簡稱「本公司」)於1993年6月16日在中華人民共和國(「中國」)成立，並於1995年12月27日取得按中外合資股份有限公司註冊的企業法人營業執照。本公司的註冊資本為1,308,219,178元。

本公司發行的H股自1993年7月15日開始在香港聯合交易所有限公司之主板上市，而A股則自1993年8月27日開始在上海證券交易所上市。

根據本公司2006年10月16日股東會議通過的A股股權分置改革方案，本公司全體非流通股股東以向改革方案實施股權登記日(2006年12月18日)在中國證券登記結算有限責任公司上海分公司(「登記結算公司」)登記在冊的本公司全體流通A股股東支付股票和現金的方式作為對價安排，即本公司全體非流通股股東向全體流通A股股東支付股份總計35,755,495股(每股流通A股約獲得0.178777股股份)，同時支付現金總計4800萬元人民幣(每股流通A股獲得0.24元人民幣現金)。對價安排執行完畢後，公司非流通股股東持有的非流通股股份即獲得上市流通權。惟本公司國有股股東已承諾於獲得流通權五年內不在市場轉讓該等股份，同時承諾將於未來三年向本公司股東大會提出利潤分配比例不低於當年實現未分配利潤的70%的議案，並在股東大會表決時投贊成票。本公司股權分置執行對價後，境內其他法人持有股的持有比例降至1.35%，境內上市的人民幣普通股的持有比例增加至18.02%，其他股權比例維持不變。

2006年12月20日，本公司國有股股東青島市人民政府國有資產監督管理委員會決定將其持有的本公司全部國有股39.982萬股(佔本公司已發行股份總數的30.56%)無償劃轉給其全資子公司青島啤酒集團有限公司(以下簡稱「青啤集團公司」)。本次股份劃轉獲得了國有資產監督管理委員會的批准(國資產權[2007]42號《關於青島啤酒股份有限公司部分國家股劃轉有關問題的批復》)，並取得了中國證券監督管理委員會(證監公司字[2007]45號)《關於同意青島啤酒集團有限公司公告青島啤酒股份有限公司收購報告書並豁免其要約收購義務的批復》，有關股份過戶手續已於2007年4月4日辦理完畢。

本公司及控股子公司(以下簡稱「本集團」)的主要業務為生產及銷售啤酒。

本財務報表由本公司董事會於2008年4月21日批准報出。

二 財務報表的編制基礎

本集團原以2006年2月15日以前頒布的企業會計準則和2000年12月29日頒布的《企業會計制度》及相關規定(以下合稱「原會計準則和制度」)編制財務報表。自2007年1月1日起，本集團執行財政部於2006年2月15日頒布的《企業會計準則—基本準則》和38項具體會計準則、其後頒布的企業會計準則應用指南、企業會計準則解釋以及其他相關規定(以下簡稱「企業會計準則」)。2007年度財務報表為本集團首份按照企業會計準則編制的年度財務報表。

二　財務報表的編制基礎(續)

本集團屬於原同時按照中國的原會計準則和制度及香港財務報告準則分別編制並對外提供財務報表的A股及H股上市公司；於2007年1月1日首次執行企業會計準則時，本集團除了按照《企業會計準則第38號—首次執行企業會計準則》第五條至第十九條的規定進行追溯調整外，還按照《企業會計準則解釋第1號》的規定，根據取得的相關信息，對於按照企業會計準則確定的會計政策與之前按照原會計準則和制度確定的會計政策之間的其他差異，追溯調整了2006年度的財務報表，相關數據已經按照上述追溯調整後的金額重新列報。追溯調整涉及的主要內容包括：

(1)　對於屬於同一控制下企業合併產生的股權投資差額，以及其他採用權益法核算的長期股權投資中的股權投資貸方差額，予以全額沖銷。

(2)　對非同一控制下的企業合併中購買方對合併成本大於合併中取得的被購買方可辨認淨資產公允價值份額的差額確認為商譽；購買方對合併成本小於合併中取得的被購買方可辨認淨資產公允價值份額的差額，經覆核後合併成本仍小於合併中取得的被購買方可辨認淨資產公允價值份額的，其差額計入當期損益。

(3)　以公允價值計量且其變動計入當期損益的金融資產按照公允價值調整賬面價值。

(4)　對公司發行的包含負債和權益成份的非衍生金融工具在首次執行日將負債和權益成份分拆，分別按公允價值確認金融負債，餘額作為企業會計準則下的權益列示。

(5)　對於本公司持有的對子公司的長期股權投資，對本公司財務報表進行了追溯調整，視同對子公司的長期股權投資自最初即採用成本法核算。

(6)　將在合併報表中對子公司提取的法定盈餘公積按照本公司應享有子公司所有者權益的份額予以計提改為不再將已經抵銷的盈餘公積予以調整。

按原會計準則和制度列報的2006年年初及年末合併股東權益、2006年度合併淨利潤調整為按企業會計準則列報的合併股東權益及合併淨利潤的金額調節過程列示於本財務報表附註十四。

三　遵循企業會計準則的聲明

本集團和本公司2007年度合併及母公司財務報表符合企業會計準則的要求，真實、完整地反映了本集團和本公司2007年12月31日的財務狀況以及2007年度的經營成果和現金流量等有關信息。

四　重要會計政策和會計估計

(1)　會計年度

會計年度為公曆1月1日起至12月31日止。

四 重要會計政策和會計估計 *(續)*

(2) 記賬本位幣

記賬本位幣為人民幣。

(3) 外幣折算

(a) 外幣交易

外幣交易按交易發生日的即期匯率將外幣金額折算為人民幣入賬。

於資產負債表日，外幣貨幣性項目採用資產負債表日的即期匯率折算為人民幣，所產生的折算差額除了為購建或生產符合資本化條件的資產而借入的外幣專門借款產生的匯兑差額按資本化的原則處理外，直接計入當期損益。以歷史成本計量的外幣非貨幣性項目，於資產負債表日採用交易發生日的即期匯率折算。

(b) 外幣財務報表的折算

境外經營的資產負債表中的資產和負債項目，採用資產負債表日的即期匯率折算，股東權益中除未分配利潤項目外，其他項目採用發生時的即期匯率折算。境外經營的利潤表中的收入與費用項目，按年度平均匯率折算。上述折算產生的外幣報表折算差額，在股東權益中以單獨項目列示。

外幣現金流量以及境外子公司的現金流量按年度平均匯率折算。匯率變動對現金的影響額，在現金流量表中單獨列示。

(4) 現金及現金等價物

列示於現金流量表中的現金是指庫存現金及可隨時用於支付的存款，現金等價物是指持有的期限短、流動性強、易於轉換為已知金額現金及價值變動風險很小的投資。

(5) 金融資產

金融資產於初始確認時分類為：以公允價值計量且其變動計入當期損益的金融資產、應收款項、可供出售金融資產和持有至到期投資。金融資產的分類取決於本集團對金融資產的持有意圖和持有能力。

(a) 以公允價值計量且其變動計入當期損益的金融資產

以公允價值計量且其變動計入當期損益的金融資產包括持有目的為短期內出售的金融資產，該資產在資產負債表中以交易性金融資產列示。

四 重要會計政策和會計估計 *(續)*

(5) 金融資產 *(續)*

(b) 應收款項

應收款項是指在活躍市場中沒有報價、回收金額固定或可確定的非衍生金融資產，包括應收賬款和其他應收款等(附註四(6))。

(c) 可供出售金融資產

可供出售金融資產包括初始確認時即被指定為可供出售的非衍生金融資產及未被劃分為其他類的金融資產。自資產負債表日起12個月內將出售的可供出售金融資產在資產負債表中列示為其他流動資產。

(d) 持有至到期投資

持有至到期投資是指到期日固定、回收金額固定或可確定，且管理層有明確意圖和能力持有至到期的非衍生金融資產。自資產負債表日起12個月內到期的持有至到期投資在資產負債表中列示為其他流動資產或一年內到期的非流動資產。

(e) 確認和計量

金融資產於本集團成為金融工具合同的一方時，按公允價值在資產負債表內確認。以公允價值計量且其變動計入當期損益的金融資產，取得時發生的相關交易費用直接計入當期損益。其他金融資產的相關交易費用計入初始確認金額。當某項金融資產收取現金流量的合同權利已終止或與該金融資產所有權上幾乎所有的風險和報酬已轉移至轉入方的，終止確認該金融資產。

以公允價值計量且其變動計入當期損益的金融資產和可供出售金融資產按照公允價值進行後續計量，但在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資，按照成本計量；應收款項以及持有至到期投資採用實際利率法，以攤餘成本計量。

以公允價值計量且其變動計入當期損益的金融資產的公允價值變動計入公允價值變動損益；在資產持有期間所取得的利息或現金股利以及在處置時產生的處置損益，計入當期損益。

除減值損失及外幣貨幣性金融資產形成的匯兌損益外，可供出售金融資產公允價值變動計入股東權益，待該金融資產終止確認時，原直接計入權益的公允價值變動累計額轉入當期損益。可供出售債務工具投資在持有期間按實際利率法計算利息，計入投資收益；可供出售權益工具投資的現金股利，於被投資單位宣告發放股利時計入投資收益。

四　重要會計政策和會計估計(續)

(5)　金融資產(續)

(f)　金融資產減值

除以公允價值計量且其變動計入當期損益的金融資產外，本集團於資產負債表日對金融資產的賬面價值進行檢查，如果有客觀證據表明某項金融資產發生減值的，計提減值準備。

以攤餘成本計量的金融資產發生減值時，按預計未來現金流量(不包括尚未發生的未來信用損失)現值低於賬面價值的差額，計提減值準備。如果有客觀證據表明該金融資產價值已恢復，且客觀上與確認該損失後發生的事項有關，原確認的減值損失予以轉回，計入當期損益。

當可供出售金融資產的公允價值發生較大幅度或非暫時性下降，原直接計入股東權益的因公允價值下降形成的累計損失計入減值損失。對已確認減值損失的可供出售債務工具投資，在期後公允價值上升且客觀上與確認原減值損失後發生的事項有關的，原確認的減值損失予以轉回，計入當期損益。對已確認減值損失的可供出售權益工具投資，在期後公允價值上升且客觀上與確認原減值損失後發生的事項有關的，原確認的減值損失予以轉回，直接計入股東權益。在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資發生的減值損失，如果在以後期間價值得以恢復，也不予轉回。

(6)　應收款項

應收款項包括應收賬款、其他應收款等。本集團對外銷售商品或提供勞務形成的應收賬款，按從購貨方應收的合同或協議價款的公允價值作為初始確認金額。應收款項採用實際利率法，以攤餘成本減去壞賬準備後的淨額列示。

對於單項金額重大的應收款項，當存在客觀證據表明本集團將無法按應收款項的原有條款收回所有款項時，根據其預計未來現金流量現值低於其賬面價值的差額，單獨進行減值測試，計提壞賬準備。

對於單項金額非重大的應收款項，與經單獨測試後未減值的應收款項一起按信用風險特徵劃分為若干組合，根據以前年度與之相同或相類似的、具有類似信用風險特徵的應收賬款組合的實際損失率為基礎，結合現時情況確定本年度應計提的壞賬準備。

本集團向金融機構轉讓不附追索權的應收賬款，按交易款項扣除已轉銷應收賬款的賬面價值和相關稅費後的差額計入當期損益。

四 重要會計政策和會計估計 *(續)*

(7) 存貨

存貨包括原材料、在產品、產成品和周轉材料等，按成本與可變現淨值孰低列示。

存貨發出時的成本按加權平均法核算，產成品和在產品成本包括原材料、直接人工以及在正常生產能力下按照一定方法分配的製造費用。

存貨跌價準備按存貨成本高於其可變現淨值的差額計提。可變現淨值按日常活動中、以存貨的估計售價減去至完工時估計將要發生的成本、估計的銷售費用以及相關稅費後的金額確定。

本集團的存貨盤存制度採用永續盤存制。

(8) 長期股權投資

長期股權投資包括本公司對子公司的股權投資、本集團對聯營企業的股權投資以及本集團對被投資單位不具有控制、共同控制或重大影響，並且在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資。

(a) 子公司

子公司是指本集團能夠對其實施控制，即有權決定其財務和經營政策，並能據以從其經營活動中獲取利益的被投資單位。在確定能否對被投資單位實施控制時，被投資單位當期可轉換公司債券、當期可執行認股權證等潛在表決權因素亦同時予以考慮。對子公司投資，在本公司個別財務報表中按照成本法確定的金額列示，在編制合併財務報表時按權益法調整後進行合併。

採用成本法核算的長期股權投資按照初始投資成本計量。被投資單位宣告分派的現金股利或利潤，確認為當期投資收益。確認的投資收益，僅限於被投資單位接受投資後產生的累計淨利潤的分配額，所獲得的利潤或現金股利超過上述數額的部分作為初始投資成本的收回。

(b) 聯營企業

聯營企業是指本集團對其財務和經營決策具有重大影響的被投資單位。

對聯營企業投資按照實際成本進行初始計量，並採用權益法進行後續計量。初始投資成本大於投資時應享有被投資單位可辨認淨資產公允價值份額的，其差額包含在初始投資成本中；初始投資成本小於投資時應享有被投資單位可辨認淨資產公允價值份額的，其差額計入當期損益，同時調整長期股權投資成本。

四 重要會計政策和會計估計(續)

(8) 長期股權投資(續)

(b) 聯營企業(續)

採用權益法核算時，本集團按應享有或應分擔的被投資單位的淨損益份額確認當期投資損益。確認被投資單位發生的淨虧損，以長期股權投資的賬面價值以及其他實質上構成對被投資單位淨投資的長期權益減記至零為限，但本集團負有承擔額外損失義務且符合或有事項準則所規定的預計負債確認條件的，繼續確認投資損失和預計負債。被投資單位除淨損益以外股東權益的其他變動，在持股比例不變的情況下，本集團按照持股比例計算應享有或承擔的部分直接計入資本公積。被投資單位分派的利潤或現金股利於宣告分派時按照本集團應分得的部分，相應減少長期股權投資的賬面價值。本集團與被投資單位之間發生的內部交易損益按照持股比例計算歸屬於本集團的部分，予以抵銷，在此基礎上確認投資損益。本集團與被投資單位發生的內部交易損失，屬於資產減值損失的，全額確認該損失，相應的未實現損益不予抵銷。

(c) 其他長期股權投資

其他本集團對被投資單位不具有控制、共同控制或重大影響，並且在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資，採用成本法核算。

(d) 長期股權投資減值

當長期股權投資的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(16))。

(9) 投資性房地產

投資性房地產包括已出租的建築物，以實際成本進行初始計量。與投資性房地產有關的後續支出，在相關的經濟利益很可能流入本集團且其成本能夠可靠的計量時，計入投資性房地產成本；否則，在發生時計入當期損益。

本集團採用成本模式對所有投資性房地產進行後續計量，按其預計使用壽命及淨殘值率對建築物計提折舊。投資性房地產的預計使用壽命、淨殘值率及年折舊率列示如下：

	預計使用壽命	預計淨殘值率	年折舊率
建築物	40年	3%	2.4%

四 重要會計政策和會計估計 *(續)*

(9) 投資性房地產 *(續)*

投資性房地產的用途改變為自用時，自改變之日起，將該投資性房地產轉換為固定資產。自用房地產的用途改變為賺取租金時，自改變之日起，將固定資產轉換為投資性房地產。發生轉換時，以轉換前的賬面價值作為轉換後的入賬價值。

對投資性房地產的預計使用壽命、預計淨殘值和折舊方法於每年年度終了進行覆核並作適當調整。

當投資性房地產被處置、或者永久退出使用且預計不能從其處置中取得經濟利益時，終止確認該項投資性房地產。投資性房地產出售、轉讓、報廢或毀損的處置收入扣除其賬面價值和相關稅費後的金額計入當期損益。

當投資性房地產的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(16))。

(10) 固定資產

固定資產包括房屋及建築物、機器設備、運輸工具以及其他設備等。購置或新建的固定資產按取得時的實際成本進行初始計量。本公司在進行公司制改建時，國有股股東投入的固定資產，按國有資產管理部門確認的評估值作為入賬價值。

與固定資產有關的後續支出，在相關的經濟利益很可能流入本集團且其成本能夠可靠的計量時，計入固定資產成本；對於被替換的部分，終止確認其賬面價值；所有其他後續支出於發生時計入當期損益。

固定資產折舊採用年限平均法並按其入賬價值減去預計淨殘值後在預計使用壽命內計提。對計提了減值準備的固定資產，則在未來期間按扣除減值準備後的賬面價值及依據尚可使用年限確定折舊額。

固定資產的預計使用壽命、淨殘值率及年折舊率列示如下：

	預計使用壽命	預計淨殘值率	年折舊率
房屋及建築物	20 — 40年	3% — 5%	2.4% — 4.9%
機器設備	5 — 14年	3% — 5%	6.8% — 19.4%
運輸工具	5 — 12年	3% — 5%	7.9% — 19.4%
其他設備	5 — 10年	3% — 5%	9.5% — 19.4%

於每年年度終了，對固定資產的預計使用壽命、預計淨殘值和折舊方法進行覆核並作適當調整。

當固定資產的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(16))。

四 重要會計政策和會計估計 *(續)*

(10) 固定資產 *(續)*

符合持有待售條件的固定資產，以賬面價值與公允價值減去處置費用孰低的金額列示。公允價值減去處置費用低於原賬面價值的金額，確認為資產減值損失。

當固定資產被處置、或者預期通過使用或處置不能產生經濟利益時，終止確認該固定資產。固定資產出售、轉讓、報廢或毀損的處置收入扣除其賬面價值和相關稅費後的金額計入當期損益。

(11) 在建工程

在建工程按實際發生的成本計量。實際成本包括建築費用、其他為使在建工程達到預定可使用狀態所發生的必要支出以及在資產達到預定可使用狀態之前所發生的符合資本化條件的借款費用。在建工程在達到預定可使用狀態時，轉入固定資產並自次月起開始計提折舊。

當在建工程的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(16))。

(12) 無形資產

無形資產包括土地使用權、商標使用權、電腦軟件及專有技術等，以實際成本計量。

(a) ***土地使用權***

土地使用權按使用年限50年平均攤銷。外購土地及建築物的價款難以在土地使用權與建築物之間合理分配的，全部作為固定資產。

(b) ***商標使用權***

商標使用權主要包括本集團於1993年6月16日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標使用權是以中國國家國有資產管理局認定的評估值入賬，在2006年12月31日前採用直綫法按40年平均攤銷，2007年1月1日後不再進行攤銷(附註五)。其他商標使用權是於收購子公司時取得，按其預計使用年限5至10年平均攤銷。

(c) ***電腦軟件***

電腦軟件按預計使用年限平均攤銷。

(d) ***專有技術***

專有技術按預計使用年限10年平均攤銷。

四 重要會計政策和會計估計(續)

(12) 無形資產(續)

(e) 無形資產減值

當無形資產的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(16))。

(f) 定期覆核使用壽命和攤銷方法

對使用壽命有限的無形資產的預計使用壽命及攤銷方法於每年年度終了進行覆核並作適當調整。

(13) 研究與開發

根據內部研究開發項目支出的性質以及研發活動最終形成無形資產是否具有較大不確定性，分為研究階段支出和開發階段支出。

研究階段的支出，於發生時計入當期損益；開發階段的支出，同時滿足下列條件的，確認為無形資產：

- 完成該無形資產以使其能夠使用或出售在技術上具有可行性。
- 管理層具有完成該無形資產並使用或出售的意圖。
- 能夠證明該無形資產將如何產生經濟利益。
- 有足夠的技術、財務資源和其他資源支持，以完成該無形資產的開發，並有能力使用或出售該無形資產。
- 歸屬於該無形資產開發階段的支出能夠可靠地計量。

不滿足上述條件的開發階段的支出，於發生時計入當期損益。前期已計入損益的開發支出不在以後期間確認為資產。已資本化的開發階段的支出在資產負債表上列示為開發支出，自該項目達到預定可使用狀態之日起轉為無形資產。

當開發支出的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(16))。

(14) 商譽

商譽為股權投資成本超過應享有的被投資單位於投資取得日可辨認淨資產公允價值份額的差額，或者為非同一控制下企業合併成本超過企業合併中取得的被購買方可辨認淨資產於購買日的公允價值份額的差額。

企業合併形成的商譽在合併財務報表上單獨列示。購買聯營企業股權投資成本超過投資時應享有被投資單位可辨認淨資產的公允價值份額的差額，包含於長期股權投資。

四 重要會計政策和會計估計 *(續)*

(14) 商譽 *(續)*

企業合併形成的商譽至少每年進行減值測試。減值測試時，商譽的賬面價值根據企業合併的協同效應分攤至受益的資產組或資產組組合。資產組或資產組組合的減值見附註四(16)。期末商譽按成本減去累計減值損失後的淨額列示。

(15) 長期待攤費用

長期待攤費用為已經發生但應由本期和以後各期負擔的分攤期限在一年以上的各項費用，按預計受益期間分期平均攤銷，並以實際支出減去累計攤銷後的淨額列示。

(16) 資產減值

在財務報表中單獨列示的商譽，無論是否存在減值迹象，至少每年進行減值測試。固定資產、無形資產、以成本模式計量的投資性房地產及長期股權投資等，於資產負債表日存在減值迹象的，進行減值測試。減值測試結果表明資產的可收回金額低於其賬面價值的，按其差額計提減值準備並計入減值損失。可收回金額為資產的公允價值減去處置費用後的淨額與資產預計未來現金流量的現值兩者之間的較高者。資產減值準備按單項資產為基礎計算並確認，如果難以對單項資產的可收回金額進行估計的，以該資產所屬的資產組確定資產組的可收回金額。資產組是能夠獨立產生現金流入的最小資產組合。

上述資產減值損失一經確認，如果在以後期間價值得以恢復，也不予轉回。

(17) 借款費用

發生的可直接歸屬於需要經過相當長時間的購建活動才能達到預定可使用狀態之固定資產的購建的借款費用，在資產支出及借款費用已經發生、為使資產達到預定可使用狀態所必要的購建活動已經開始時，開始資本化並計入該資產的成本。當購建的資產達到預定可使用狀態時停止資本化，其後發生的借款費用計入當期損益。如果資產的購建活動發生非正常中斷，並且中斷時間連續超過3個月，暫停借款費用的資本化，直至資產的購建活動重新開始。

(18) 借款

借款按公允價值扣除交易成本後的金額進行初始計量，並採用實際利率法按攤餘成本進行後續計量。於資產負債表日起12個月（含12個月）內償還的借款為短期借款，其餘借款為長期借款。

四 重要會計政策和會計估計(續)

(19) 職工薪酬

職工薪酬主要包括工資、獎金、津貼和補貼、職工福利費、社會保險費及住房公積金、工會經費和職工教育經費等其他與獲得職工提供的服務相關的支出。

於職工提供服務的期間確認應付的職工薪酬，並根據職工提供服務的受益對象計入相關資產成本和費用。

(20) 預計負債

因產品質量保證、虧損合同等形成的現時義務，其履行很可能導致經濟利益的流出，在該義務的金額能夠可靠計量時，確認為預計負債。對於未來經營虧損，不確認預計負債。

預計負債按照履行相關現時義務所需支出的最佳估計數進行初始計量，並綜合考慮與或有事項有關的風險、不確定性和貨幣時間價值等因素。貨幣時間價值影響重大的，通過對相關未來現金流出進行折現後確定最佳估計數；因隨著時間推移所進行的折現還原而導致的預計負債賬面價值的增加金額，確認為利息費用。

於資產負債表日，對預計負債的賬面價值進行覆核並作適當調整，以反映當前的最佳估計數。

(21) 遞延所得稅資產和遞延所得稅負債

遞延所得稅資產和遞延所得稅負債根據資產和負債的計稅基礎與其賬面價值的差額(暫時性差異)計算確認。對於按照稅法規定能夠於以後年度抵減應納稅所得額的可抵扣虧損，視同暫時性差異確認相應的遞延所得稅資產。對於商譽的初始確認產生的暫時性差異，不確認相應的遞延所得稅負債。對於既不影響會計利潤也不影響應納稅所得額(或可抵扣虧損)的非企業合併的交易中產生的資產或負債的初始確認形成的暫時性差異，不確認相應的遞延所得稅資產和遞延所得稅負債。於資產負債表日，遞延所得稅資產和遞延所得稅負債，按照預期收回該資產或清償該負債期間的適用稅率計量。

遞延所得稅資產的確認以本集團很可能取得用來抵扣可抵扣暫時性差異、可抵扣虧損和稅款抵減的應納稅所得額為限。

對子公司及聯營企業投資相關的暫時性差異產生的遞延所得稅資產和遞延所得稅負債，予以確認。但本集團能夠控制暫時性差異轉回的時間且該暫時性差異在可預見的未來很可能不會轉回的，不予確認。

四 重要會計政策和會計估計 *(續)*

(22) 收入確認

收入的金額按照本集團在日常經營活動中銷售商品和提供勞務時，已收或應收合同或協議價款的公允價值確定。收入按扣除增值稅、商業折扣、銷售折讓及銷售退回的淨額列示。

與交易相關的經濟利益能夠流入本集團，相關的收入能夠可靠計量且滿足下列各項經營活動的特定收入確認標準時，確認相關的收入。

(a) 銷售商品

本集團生產啤酒產品並銷售予各地經銷商。本集團將啤酒產品按照協議合同規定運至約定交貨地點，由經銷商確認接收後，確認銷售收入。產品交付後，經銷商具有自行銷售啤酒產品的權利並承擔毀損的風險，本集團不再對售出的啤酒產品實施有效控制。

(b) 讓渡資產使用權

利息收入按照時間比例為基礎採用實際利率計算確定。

經營租賃收入按照直綫法在租賃期內確認。

(23) 租賃

實質上轉移了與資產所有權有關的全部風險和報酬的租賃為融資租賃。其他的租賃為經營租賃。

(a) 經營租賃

經營租賃的租金支出在租賃期內按照直綫法計入相關資產成本或當期損益。

(b) 融資租賃

按租賃資產的公允價值與最低租賃付款額的現值兩者中較低者作為租入資產的入賬價值，租入資產的入賬價值與最低租賃付款額之間的差額為未確認融資費用，在租賃期內按實際利率法攤銷。最低租賃付款額扣除未確認融資費用後的餘額以長期應付款列示。

(24) 股利分配

現金股利於股東大會批准的當期確認為負債。

四　重要會計政策和會計估計(續)

(25) 企業合併

(a) 同一控制下的企業合併

合併方支付的合併對價和合併方取得的淨資產均按賬面價值計量。合併方取得的淨資產賬面價值與支付的合併對價賬面價值的差額，調整資本公積。資本公積不足以沖減的，調整留存收益。

為進行企業合併發生的直接相關費用於發生時計入當期損益。

(b) 非同一控制下的企業合併

購買方的合併成本和購買方在合併中取得的可辨認淨資產按購買日的公允價值計量。合併成本大於合併中取得的被購買方於購買日可辨認淨資產公允價值份額的差額，確認為商譽；合併成本小於合併中取得的被購買方可辨認淨資產公允價值份額的差額，計入當期損益。

為進行企業合併發生的直接相關費用計入企業合併成本。

(26) 合併財務報表的編制方法

合併財務報表的合併範圍包括本公司及子公司。

從取得子公司的實際控制權之日起，本集團開始將其予以合併；從喪失實際控制權之日起停止合併。集團內所有重大往來餘額、交易及未實現利潤在合併財務報表編制時予以抵銷。子公司的股東權益中不屬於母公司所擁有的部分作為少數股東權益在合併財務報表中股東權益項下單獨列示。

子公司與本公司採用的會計政策或會計期間不一致的，在編制合併財務報表時，按照本公司的會計政策或會計期間對子公司財務報表進行必要的調整。

對於因非同一控制下企業合併取得的子公司，在編制合併財務報表時，以購買日可辨認淨資產公允價值為基礎對其個別財務報表進行調整；對於因同一控制下企業合併取得的子公司，在編制合併財務報表時，視同該企業合併於報告期最早期間的期初已經發生，從報告期最早期間的期初起將其資產、負債、經營成果和現金流量納入合併財務報表，且其合併日前實現的淨利潤在合併利潤表中單列項目反映。

四 重要會計政策和會計估計 *(續)*

(27) 分部報告

業務分部是指本集團內可區分的、能夠提供單項或一組相關產品或勞務的組成部分，該組成部分承擔了不同於其他組成部分的風險和報酬。地區分部是指本集團內可區分的、能夠在一個特定的經濟環境內提供產品或勞務的組成部分。該組成部分承擔了不同於在其他經濟環境內提供產品或勞務的組成部分的風險和報酬。

本集團以地區分部為主要報告形式，以業務分部為次要報告形式。分部間轉移價格參照市場價格確定，間接歸屬於各分部的費用按照收入比例在不同的分部之間分配。

(28) 金融工具的公允價值確定

存在活躍市場的金融工具，以活躍市場中的報價確定其公允價值。不存在活躍市場的金融工具，採用估值技術確定其公允價值。估值技術包括參考熟悉情況並自願交易的各方最近進行的市場交易中使用的價格、參照實質上相同的其他金融資產的當前公允價值、現金流量折現法等。採用估值技術時，盡可能最大程度使用市場參數，減少使用與本集團特定相關的參數。

(29) 重要會計估計和判斷

本集團根據歷史經驗和其它因素，包括對未來事項的合理預期，對所採用的重要會計估計和關鍵假設進行持續的評價。

(a) 重要會計估計及其關鍵假設

很可能導致下一會計年度資產和負債的賬面價值出現重大調整風險的重要會計估計和關鍵假設列示如下：

(i) 商譽減值準備的會計估計

本集團每年商譽進行減值測試。所含商譽資產組和資產組組合的可收回金額需要根據使用價值計算確定，使用價值的計算需要採用會計估計(附註八(11))。

如果於2008年12月31日管理層對資產組和資產組組合未來現金流量計算中採用的毛利率進行重新修訂，修訂後的毛利率低於目前採用的毛利率10%，本集團不需對商譽增加計提減值準備。

如果管理層對應用於現金流量折現的稅前折現率進行重新修訂，修訂後的稅前折現率高於目前採用的折現率10%，本集團不需對商譽增加計提減值準備。

如果實際毛利率或稅前折現率高於或低於管理層的估計，本集團不能轉回商譽的減值損失。

四　重要會計政策和會計估計 *(續)*

(29) 重要會計估計和判斷 *(續)*

(a) 重要會計估計及其關鍵假設 (續)

(ii) 固定資產減值準備的會計估計

根據附註四(16)所述的會計政策，本集團應當在資產負債表日對存在減值迹象的房屋建築物、機器設備等固定資產進行減值測試。類似商譽的減值測試，房屋建築物、機器設備等固定資產的可收回價值按照使用價值確定，使用價值的計算需要採用會計估計。

於2007年度，本集團依據上述計算得出的機器設備等固定資產減值損失約為人民幣141,008,000元 (2006年度：人民幣163,688,000) 元 (附註八(8))。

如果於2008年12月31日管理層對採用的毛利率進行重新修訂，修訂後的毛利率低於目前採用的毛利率10%，本集團將需確認進一步的固定資產減值準備約人民幣116,436,000元 (未經審計)。

如果管理層對應用於現金流量折現的稅前折現率進行重新修訂，修訂後的稅前折現率高於目前採用的折現率10%，本集團將需確認進一步的固定資產減值準備約人民幣16,715,000元 (未經審計)。

五　重大會計估計變更

本集團無形資產中的「青島啤酒」商標使用權，原預計使用壽命為40年，按直綫法進行攤銷。根據對啤酒行業未來發展的預期和公司行業地位的分析，管理層現認為該商標使用權的使用壽命不確定，於2007年1月1日起不再進行攤銷，改為在每個會計年度進行減值測試。該會計估計變更採用未來適用法。2007年度採用新方法後因減少攤銷費用導致本期淨利潤增加2,500,000元。

六　稅項

本集團本年度適用的主要稅種及其稅率列示如下：

稅種	稅率	稅基	
企業所得稅	15 — 33%	應納稅所得額	
增值稅	17%	啤酒產品，按應納稅銷售額的17%扣除當期允許抵扣的進項稅後的餘額計繳	
消費稅	不適用	**啤酒產品售價**	**單位消費稅**
		人民幣3,000元/噸及以上	人民幣250元/噸
		人民幣3,000元/噸以下	人民幣220元/噸

六 稅項(續)

(a) 企業及地方所得稅

	2007年 12月31日	2006年 12月31日
中國企業及地方所得稅(1)	**515,145,344**	225,834,195
香港利得稅(2)	**5,456,213**	3,161,225
遞延所得稅資產及負債變動(3)	**(114,478,602)**	(49,980,360)
	406,122,955	179,015,060

(1) 中國企業及地方所得稅

(i) 本公司企業及地方所得稅

根據國家稅務總局在1994年4月18日發出的批文，自本公司成立日起及在新的企業所得稅法有特別說明之前，本公司的所得稅暫按15%的稅率徵收，直至另行通知。本公司於1997年3月23日接獲青島市財政局的確認，延長這項稅務優惠直至另行通知。

2007年7月5日，本公司獲悉國家稅務總局發佈了國稅函[2007]664號《關於上海石油化工股份有限公司等9家境外上市公司企業所得稅稅收管理有關問題的通知》，要求對執行上述優惠政策的9家境外上市公司已到期優惠政策仍在執行的，必須立即予以糾正。對於以往年度適用已到期稅收優惠政策所產生的所得稅差異，要按照《稅收徵收管理辦法》的相關規定處理。為此，本公司於2007年7月6日在境內外上市地交易所網站及境內報章就該事項刊登了公告。

本公司於2008年4月獲得青島市稅務機關的通知，將2007年度企業所得稅稅率從原來的15%調整到33%。至於2007年之前年度的所得稅差異如何處理，因未有定論，本公司董事認為不能可靠估計，因此，在本財務報表中沒有針對可能產生的以前年度所得稅差異提取準備。

(ii) 子公司企業及地方所得稅

青島啤酒(廈門)有限公司(「廈門公司」)、青島啤酒上海松江有限公司(「松江公司」)、青島啤酒(長沙)有限公司(「長沙公司」)、青島啤酒榆林有限責任公司、北京五星青島啤酒有限公司、北京青島啤酒三環有限公司、青島啤酒(福州)有限公司(「福州公司」)和南寧青島啤酒有限公司被確認為生產性外商投資企業，可自彌補以前年度累計虧損後的首個獲利年度起，享受「兩免三減半」的稅收優惠政策。本年度為廈門公司的第四個獲利年度、松江公司的第二個獲利年度及長沙公司和福州公司的首個獲利年度，因此本年度廈門公司按7.5%計算繳納所得稅，松江公司、長沙公司和福州公司免繳所得稅。其他上述子公司尚未進入自彌補以前年度累計虧損後的首個獲利年度。

六 稅項(續)

(a) 企業及地方所得稅(續)

(1) 中國企業及地方所得稅(續)

(ii) 子公司企業及地方所得稅(續)

深圳市青島啤酒華南營銷有限公司、青島啤酒華南控股有限公司、深圳青島啤酒朝日有限公司、青島啤酒(珠海)有限公司及廈門青島啤酒東南營銷有限公司因分別設立於深圳、珠海及廈門經濟特區，本年度按有關稅法規定以15%計算繳納所得稅。

青島啤酒(三水)有限公司屬於在沿海經濟開放區設立的生產性外商投資企業，現行適用的企業所得稅稅率為24%，地方所得稅稅率為3%。

本集團內其他於中國成立及營運的子公司的企業所得稅按應納稅所得額的33%計算繳納。

(iii) 新所得稅的影響

全國人民代表大會於2007年3月16日通過了《中華人民共和國企業所得稅法》(以下簡稱「新所得稅法」)，新所得稅法自2008年1月1日起施行。除上述享受「兩免三減半」定期優惠政策以及低稅率優惠政策的子公司逐步過渡到25%外，本集團適用的企業所得稅稅率自2008年1月1日從33%調整為25%。依據國發[2007]39號關於《國務院關於實施企業所得稅過渡優惠政策的通知》，自2008年1月1日起，原享受低稅率優惠政策的企業，在新稅法施行後5年內逐步過渡到法定稅率；原享受企業所得稅「兩免三減半」等定期減免稅優惠的企業，新稅法施行後繼續按原稅收法律、行政法規及相關文件規定的優惠辦法及年限享受至期滿為止，但因未獲利而尚未享受稅收優惠的，其優惠期限從2008年度起計算。

(2) 香港利得稅

香港利得稅根據本年度估計的應納稅所得額按17.5%之稅率計算繳納。

(3) 遞延所得稅資產及負債變動

考慮到部分子公司仍處於虧損狀態，部分遞延所得稅資產的變現性具有較大的不確定性，本集團未對於2008年至2012年的五年內按稅法規定可抵扣應納稅所得額的累計虧損而產生的遞延所得稅資產約253,496,000元(2006年12月31日：276,453,000元)予以確認。此外，由於對應收款項、存貨及固定資產計提資產減值準備而產生的遞延所得稅資產因部分子公司仍處於虧損狀態，該等遞延所得稅資產的變現性具有較大的不確定性，本集團亦未對該等遞延稅款約224,935,000元(2006年12月31日：227,297,000元)予以確認。

六 稅項 *(續)*

(b) 增值稅

根據《中華人民共和國增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法，退稅率為13%。購買原材料及半成品等支付的進項增值稅可抵扣銷項增值稅。增值稅應納稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

(c) 消費稅

本集團生產、委托加工或進口的啤酒，須繳納消費稅，其中每噸啤酒出廠價格(含包裝物及包裝物押金)在3,000元及以上的，單位消費稅額為每噸250元，其他啤酒按每噸220元繳納消費稅。

七 子公司

(1) 非同一控制下的企業合併及其他方式取得的子公司

被投資單位名稱	註冊地點	註冊資本	業務性質及經營範圍	本公司持有權益比例(%)		本公司表決權比例(%)	
		(萬元)		*直接*	*間接*	*直接*	*間接*
深圳市青島啤酒華南投資有限公司(「華南投資」)	中國深圳	人民幣20,000	投資	95%	—	95%	—
青島啤酒(珠海)有限公司(「珠海公司」)	中國珠海	人民幣6,000	國內啤酒生產及銷售	—	74.72%	—	74.72%
青島啤酒(三水)有限公司(「三水公司」)	中國三水	人民幣4,134	國內啤酒生產及銷售	—	71.25%	—	71.25%
青島啤酒(郴州)有限公司(「郴州公司」)	中國郴州	人民幣7,000	國內啤酒生產及銷售	88.80%	—	88.80%	—
青島啤酒(黃石)有限公司(「黃石公司」)	中國黃石	人民幣500	國內啤酒生產及銷售	—	90.25%	—	90.25%
青島啤酒(應城)有限公司(「應城公司」)	中國應城	人民幣500	國內啤酒生產及銷售	—	90.25%	—	90.25%
深圳青島啤酒朝日有限公司(「深朝日」)	中國深圳	美元3,000	啤酒生產及銷售	51%	—	51%	—
深圳市青島啤酒華南營銷有限公司(「華南營銷」)	中國深圳	人民幣2,000	國內啤酒貿易	95%	—	95%	—
南寧青島啤酒有限公司(「南寧公司」)	中國南寧	人民幣73,000	國內生產及銷售啤酒	—	71.25%	—	71.25%
青島啤酒(長沙)有限公司(「長沙公司」)	中國長沙	人民幣6,800	國內啤酒生產及銷售	70%	28.50%	70%	28.50%
青島啤酒華東控股有限公司(「華東控股公司」)	中國上海	人民幣10,000	投資	95%	—	95%	—
青島啤酒華東上海銷售有限公司(「上海銷售」)	中國上海	人民幣300	國內啤酒貿易	—	94.05%	—	94.05%
青島啤酒華東南京銷售有限公司(「南京銷售」)	中國南京	人民幣100	國內啤酒貿易	—	93.88%	—	93.88%
青島啤酒(上海)有限公司	中國上海	人民幣5,000	國內啤酒生產及銷售	—	90.25%	—	90.25%
青島啤酒(蕪湖)有限公司(「蕪湖公司」)	中國蕪湖	人民幣2,000	國內啤酒生產及銷售	—	85.50%	—	85.50%
青島啤酒(馬鞍山)有限公司(「馬鞍山公司」)	中國馬鞍山	人民幣500	國內啤酒生產及銷售	—	91.25%	—	91.25%
青島啤酒上海松江有限公司(「松江公司」)	中國上海	美元3,664	國內啤酒生產及銷售	75%	—	75%	—
青島啤酒(蘇州)有限公司(「蘇州公司」)*(e)*	中國太倉	人民幣500	國內啤酒生產及貿易	10%	85.50%	10%	85.50%
青島啤酒華東杭州銷售有限公司(「杭州銷售」)	中國杭州	人民幣100	國內啤酒貿易	—	94.05%	—	94.05%
青島啤酒華東蘇州銷售有限公司	中國蘇州	人民幣300	國內啤酒貿易	—	76%	—	76%

(除特別註明外，金額單位為人民幣)

七　子公司 *(續)*

(1)　非同一控制下的企業合併及其他方式取得的子公司 *(續)*

被投資單位名稱	註冊地點	註冊資本 (萬元)	業務性質及經營範圍	本公司持有權益比例(%) 直接	間接	本公司表決權比例(%) 直接	間接
青島啤酒(壽光)有限公司(「壽光公司」)	中國壽光	人民幣6,061	國內啤酒生產及銷售	99%	—	99%	—
青島啤酒(潍坊)有限公司(「潍坊公司」)	中國潍坊	人民幣500	國內啤酒生產及銷售	—	69.83%	—	69.83%
青島啤酒第三有限公司(「第三公司」)	中國青島	人民幣1,000	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(徐州)淮海營銷有限公司(「淮海營銷	中國徐州	人民幣5,500	國內啤酒貿易	100%	—	100%	—
青島啤酒(徐州)有限公司(「徐州公司」)	中國沛縣	人民幣3,934	國內啤酒生產及銷售	—	66%	—	66%
青島啤酒(徐州)彭城有限公司(「彭城公司」)	中國彭城	人民幣500	國內啤酒生產及銷售	—	90%	—	90%
青島啤酒(薛城)有限公司(「薛城公司」)	中國薛城	人民幣4,500	國內啤酒生產及銷售	—	85%	—	85%
青島啤酒(揚州)有限公司(「揚州公司」)	中國揚州	人民幣1,500	國內啤酒生產及銷售	—	95%	—	95%
青島啤酒(菏澤)有限公司(「菏澤公司」)	中國菏澤	人民幣1,000	國內啤酒生產及銷售	—	90%	—	90%
青島啤酒(宿遷)有限公司(「宿遷公司」)	中國宿遷	人民幣1,000	國內啤酒生產及貿易	—	95%	—	95%
青島啤酒(台兒莊)麥芽有限公司(「台兒莊公司	中國台兒莊	人民幣500	國內麥芽製造及貿易	—	86.20%	—	86.20%
北京青島啤酒三環有限公司(「三環公司」)	中國北京	美元2,890	國內啤酒生產及貿易	29%	25%	29%	25%
北京五星青島啤酒有限公司(「五星公司」)	中國北京	人民幣86,200	國內啤酒生產及銷售	37.64%	25%	37.64%	25%
青島啤酒(廊坊)有限公司(「廊坊公司」)	中國廊坊	人民幣2,000	國內啤酒生產及銷售	—	72.30%	—	72.30%
青島啤酒西安漢斯集團有限公司(「西安公司」)*(b)(i)*	中國西安	人民幣28,790	國內啤酒生產及銷售	76.10%	—	76.10%	—
青島啤酒渭南有限責任公司(「渭南公司」)	中國渭南	人民幣5,000	國內啤酒生產及銷售	28%	54.79%	28%	54.79%
青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」)	中國蘭州	人民幣17,442	國內啤酒生產及銷售	—	42.24%	—	42.24%
青島啤酒武威有限責任公司(「武威公司」)	中國蘭州	人民幣3,610	國內啤酒生產及銷售	—	42.12%	—	42.12%
青島啤酒漢斯寶雞有限公司(「寶雞公司」)	中國寶雞	人民幣3000	國內啤酒生產及銷售	—	78.78%	—	78.78%
青島啤酒(鞍山)有限公司(「鞍山公司」)	中國鞍山	人民幣5,000	國內啤酒生產及銷售	60%	—	60%	—
青島啤酒(興凱湖)有限公司(「興凱湖公司」)	中國雞西	人民幣2,000	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(密山)有限公司(「密山公司」)	中國密山	人民幣2,000	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(哈爾濱)有限公司(「哈爾濱公司」)	中國哈爾濱	人民幣2,200	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(蓬萊)有限公司(「蓬萊公司」)	中國蓬萊	人民幣3,750	國內啤酒生產及銷售	80%	—	80%	—
青島啤酒(榮成)有限公司(「榮成公司」)	中國榮成	人民幣2,000	國內啤酒生產及銷售	70%	—	70%	—
青島啤酒進出口有限責任公司(「進出口公司」)	中國青島	人民幣1,100	進出口啤酒貿易	97.73%	—	97.73%	—
青島啤酒(第五)有限公司(「第五公司」)	中國青島	人民幣3,461	國內啤酒生產及銷售	93.79%	—	93.79%	—
青島啤酒開發有限公司(「開發公司」)	中國青島	人民幣132	國內啤酒貿易	100%	—	100%	—
青島啤酒魯中(日照)營銷有限公司(「魯中營銷	中國日照	人民幣5,500	國內啤酒貿易	95%	4.75%	95%	4.75%
青島啤酒(平原)有限公司(「平原公司」)	中國平原	人民幣500	國內啤酒生產及銷售	—	89.78%	—	89.78%
青島啤酒(日照)有限公司(「日照公司」)	中國日照	人民幣1,000	國內啤酒生產及銷售	—	94.76%	—	94.76%
成都青島啤酒西南營銷有限公司(「西南營銷」)	中國成都	人民幣10,000	國內啤酒貿易	95%	4.75%	95%	4.75%
青島啤酒(重慶)有限公司(「重慶公司」)	中國重慶	人民幣700	國內啤酒生產及銷售	—	94.76%	—	94.76%

七 子公司 *(續)*

(1) 非同一控制下的企業合併及其他方式取得的子公司 *(續)*

被投資單位名稱	註冊地點	註冊資本 *(萬元)*	業務性質及經營範圍	本公司持有權益比例(%) 直接	本公司持有權益比例(%) 間接	本公司表決權比例(%) 直接	本公司表決權比例(%) 間接
青島啤酒(瀘州)有限公司	中國瀘州	人民幣11,111	國內啤酒生產及銷售	—	94.76%	—	94.76%
青島啤酒(台州)有限公司(「台州公司」)	中國台州	人民幣1,000	國內啤酒生產及銷售	—	90.25%	—	90.25%
青島啤酒(香港)貿易有限公司(「香港公司」)	中國香港	港幣4,050	香港啤酒貿易	100%	—	100%	—
青島啤酒(漢中)有限公司	中國漢中	人民幣2,941	國內啤酒生產及貿易	—	50.23%	—	50.23%
青島啤酒(南京)有限公司(「南京公司」)*(d)*	中國南京	美元500	國內啤酒生產及貿易	75%	—	75%	—
北京青島啤酒北方銷售公司(「北方銷售」)	中國北京	人民幣2,998	國內啤酒貿易	80%	10.84%	80%	10.84%
哈爾濱東北青島啤酒銷售有限公司(「東北銷售」)	中國哈爾濱	人民幣1,000	國內啤酒貿易	85%	14.25%	85%	14.25%
青島啤酒(嶗山)有限公司(「嶗山公司」)	中國青島	人民幣1,664	國內啤酒生產及貿易	50%	46.90%	50%	46.90%
青島啤酒(滕州)淮海銷售有限公司(「滕州銷售」)*(d)*	中國滕州	人民幣50	國內啤酒貿易	—	90%	—	90%
青島啤酒(隨州)有限公司	中國隨州	人民幣2,400	國內啤酒生產及銷售	—	85.50%	—	85.50%
青島翔宏商務有限公司(「翔宏商務」)	中國青島	人民幣600	汽車租賃	95%	—	95%	—
郴州市青島啤酒銷售有限公司	中國郴州	人民幣100	國內啤酒貿易	—	94.69%	—	94.69%
青島啤酒(廈門)有限公司(「廈門公司」)	中國廈門	人民幣9,000	國內啤酒生產及銷售	—	99.81%	—	99.81%
廈門青島啤酒東南營銷有限公司(「東南營銷」)	中國廈門	人民幣11,000	國內啤酒貿易	95%	4.75%	95%	4.75%
青島啤酒(福州)有限公司(「福州公司」)	中國福州	美元2,683	國內啤酒生產及貿易	—	99.81%	—	99.81%
青島啤酒(漳州)有限公司(「漳州公司」)	中國漳州	人民幣3,888	國內啤酒生產及銷售	—	89.78%	—	89.78%
青島啤酒(濟南)有限公司(「濟南公司」)*(b)(ii)*	中國濟南	人民幣20,000	國內啤酒生產及銷售	100%	—	100%	—
青島啤酒(成都)有限公司(「成都公司」)*(a)(i)*	中國成都	人民幣15,000	國內啤酒生產及銷售	100%	—	100%	—
青島寶潤隆物流有限公司(「寶潤隆物流」)*(a)(ii)*	中國青島	人民幣662	倉儲、物流分撥、國際貿易	100%	—	100%	—
青島啤酒榆林有限責任公司(「榆林公司」)	中國榆林	人民幣5,500	國內啤酒生產及貿易	—	82.08%	—	82.08%
青島啤酒海豐倉儲有限公司	中國青島	人民幣1,000	倉儲、加工、運輸	—	53.75%	—	53.75%
徐州彭城啤酒銷售有限公司(「彭城銷售」)*(d)*	中國徐州	人民幣500	啤酒銷售	—	83.80%	—	83.80%
青島啤酒(揚州)有限公司(「揚州公司」)*(c)*	中國揚州	人民幣500	國內啤酒生產及銷售	20%	—	100%	—
馬鞍山市鐘山瓶箱回收有限公司	中國馬鞍山	人民幣30	廢舊啤酒包裝物回收再利用	—	91.25%	—	91.25%
滕州天發廢舊瓶回收公司	中國滕州	人民幣30	廢舊啤酒包裝物回收再利用	—	94%	—	94%
徐州沛縣興隆舊瓶回收有限公司	中國徐州	人民幣60	廢舊啤酒包裝物回收再利用	—	69.17%	—	69.17%
揚州中丹啤酒物資回收有限公司	中國揚州	人民幣100	廢舊啤酒包裝物回收再利用	—	34.25%	—	34.25%
蓬萊舊瓶回收站	中國蓬萊	人民幣52	廢舊啤酒包裝物回收再利用	—	80%	—	80%
青島啤酒文化傳播有限公司(「文化傳播公司」)*(a)(iii)*	中國青島	人民幣350	預包裝食品、住宿、設計、製作等業務	100%	—	100%	—
青島啤酒國際旅行社有限公司	中國青島	人民幣158	入境及國內旅遊業務	—	100%	—	100%
西安豐源物資回收有限公司	中國西安	人民幣50	生活性廢舊物資回收	—	72.30%	—	72.30%

七 子公司 *(續)*

(1) 非同一控制下的企業合併及其他方式取得的子公司 *(續)*

(a) 本年度，本集團新增加的子公司情況如下：

(i) 2007年6月，本公司以現金150,000,000元投資設立全資擁有的成都公司。相關法律手續已於2007年6月辦理完畢。

(ii) 2007年3月，本公司與富利運投資有限公司(「富利運公司」)簽訂股權轉讓協議，由本公司受讓富利運公司所持有的青島世紀新科啤酒開發有限公司(「世紀新科公司」)100%的股權，根據評估的世紀新科公司淨資產作價約人民幣16,465,000元，扣除相關稅金後以抵償世紀新科公司所欠本公司的應收賬款約人民幣15,481,000元(附註八(3)(c)(ii))。同時，世紀新科公司更名為廣潤隆物流。相關法律手續已於2007年6月辦理完畢。

(iii) 2007年7月，本公司與青啤集團公司簽訂股權轉讓協議，由本公司以5,290,000元的價格受讓青啤集團公司持有的文化傳播公司100%股權。相關法律手續已於2008年2月辦理完畢。鑒於自2007年11月份起本公司已開始對文化傳播公司有實質的控制權，於2007年12月31日，該公司已納入本集團的合併範圍。

(b) 本年度，本公司對子公司增資情況如下：

(i) 西安公司2006年6月股東會決議通過，西安公司增加註冊資本65,703,022元。其中，本公司出資50,000,000元，另一股東西安工業資產經營有限公司出資15,703,022元，雙方出資方式均為貨幣出資。上述增資的相關法律手續已於2007年2月辦理完畢。

(ii) 根據2007年4月股東大會決議，本公司向濟南公司增資人民幣120,000,000元，全部以現金出資。上述增資的相關法律手續已於2007年5月辦理完畢。

(c) 根據本公司與青啤集團公司於2003年1月及2004年12月就揚州公司的委托經營所簽訂的委托經營管理協議及其補充協議，青啤集團公司將其在揚州公司中所持80%的股權所對應的股東權利和義務全部委托本公司行使及承擔，且本公司指派之董事擁有該公司董事會半數以上的投票權，因此本公司將揚州公司納入本公司的合併報表範圍。

(d) 南京公司、滕州銷售和彭城銷售已於2007年度註銷，上述註銷並未產生重大的收益或損失。

(e) 本年度，本公司決定將蘇州公司註銷，截至2007年12月31日相關法律手續正在辦理中。

於2007年12月31日，本公司無重大未合併子公司。

八 合併財務報表項目附註

(1) 貨幣資金

	2007年12月31日	2006年12月31日
現金	**1,022,905**	845,845
銀行存款	**1,313,619,432**	1,211,996,720
其他貨幣資金	**20,266,251**	19,924,111
	1,334,908,588	1,232,766,676

其他貨幣資金主要是本集團存入銀行的保證金。

貨幣資金中包括以下外幣餘額：

	2007年12月31日			2006年12月31日		
	外幣金額	匯率	折合人民幣	外幣金額	匯率	折合人民幣
美元	**2,288,540**	**7.3046**	**16,716,869**	3,672,961	7.8087	28,681,051
港元	**91,331,234**	**0.9364**	**85,522,568**	66,481,860	1.0047	66,794,325
			102,239,437			95,475,376

於2007年12月31日，本集團以人民幣16,116,000元的其他貨幣資金(2006年12月31日：人民幣16,391,000元)質押給銀行用以開具銀行承兑匯票(附註八(15))。

(2) 應收票據

	2007年12月31日	2006年12月31日
商業承兑匯票	**—**	10,000,000
銀行承兑匯票	**37,293,804**	34,978,970
	37,293,804	44,978,970

於2007年12月31日，以上承兑匯票均無用作質押，且均在六個月內到期。

於2007年12月31日，無已貼現但尚未到期的商業承兑匯票。

八 合併財務報表項目附註 (續)

(3) 應收賬款、其他應收款及長期應收款

(a) 應收賬款

	2006年12月31日	本年增加	本年減少	2007年12月31日
應收賬款	351,714,152			**329,051,908**
減：壞賬準備	(238,341,954)	(4,869,290)	8,358,637	**(234,852,607)**
	113,372,198			**94,199,301**

應收賬款賬齡及相應的壞賬準備分析如下：

	2007年12月31日			2006年12月31日		
		佔總額			佔總額	
	金額	**比例**	**壞賬準備**	金額	比例	壞賬準備
一年以內	**91,381,081**	**27.77%**	**(442,114)**	99,348,698	28.25%	(2,743,419)
一到二年	**3,835,346**	**1.17%**	**(986,670)**	3,338,073	0.95%	(2,020,638)
二到三年	**3,302,040**	**1.00%**	**(3,156,393)**	10,578,162	3.01%	(10,345,617)
三年以上	**230,533,441**	**70.06%**	**(230,267,430)**	238,449,219	67.79%	(223,232,280)
	329,051,908	**100%**	**(234,852,607)**	351,714,152	100%	(238,341,954)

應收賬款按類別分析如下：

	2007年12月31日				2006年12月31日			
		佔總額				佔總額		
	金額	**比例**	**壞賬準備**	**計提比例**	金額	比例	壞賬準備	計提比例
單項金額重大*(i)*	**65,752,684**	**19.98%**	**(26,242,020)**	**39.91%**	73,692,506	20.95%	(26,245,020)	35.61%
其他	**263,299,224**	**80.02%**	**(208,610,587)**	**79.23%**	278,021,646	79.05%	(212,096,934)	76.29%
	329,051,908	**100%**	**(234,852,607)**	**71.37%**	351,714,152	100%	(238,341,954)	67.77%

八 合併財務報表項目附註(續)

(3) 應收賬款、其他應收款及長期應收款(續)

(a) 應收賬款(續)

(i) 指單項金額1000萬元以上的應收賬款。

於2007年12月31日，應收賬款中無應收本公司5%(含5%)以上表決權股份的股東的欠款。

於2007年12月31日，應收賬款前五名債務人欠款金額合計約為73,716,000元(2006年12月31日：73,690,000元)，佔應收賬款總額的22.40%(2006年12月31日：20.95%)。

應收賬款中包括以下外幣餘額：

	2007年12月31日			2006年12月31日		
	外幣金額	**匯率**	**折合人民幣**	外幣金額	匯率	折合人民幣
美元	**6,435,731**	**7.3046**	**47,010,441**	4,560,920	7.8087	35,614,856
港元	**34,307,481**	**0.9364**	**32,125,525**	29,509,512	1.0047	29,648,207
加拿大元	**183,336**	**7.4419**	**1,364,368**	240,498	6.6990	1,611,096
			80,500,334			66,874,159

(b) 其他應收款

	2006年12月31日	本年增加	本年減少	**2007年12月31日**
押金及保證金	21,275,759			**41,420,825**
預付土地款*	15,022,370			**46,128,693**
其他	215,433,454			**201,751,545**
	251,731,583			**289,301,063**
減：壞賬準備	(71,463,819)	(5,511,985)	1,935,257	**(75,040,547)**
	180,267,764			**214,260,516**

* 為本集團預付政府的土地出讓金，因土地使用權未能獲取，政府承諾將予以退還。

(除特別註明外，金額單位為人民幣)

八 合併財務報表項目附註(續)

(3) 應收賬款、其他應收款及長期應收款(續)

(b) 其他應收款(續)

其他應收款及相應的壞賬準備分析如下：

	2007年12月31日			2006年12月31日		
		佔總額			佔總額	
	金額	比例	壞賬準備	金額	比例	壞賬準備
一年以內	192,625,802	66.58%	(417,960)	150,279,737	59.70%	(193,000)
一到二年	13,300,475	4.60%	(2,327,506)	20,596,931	8.18%	(3,293,180)
二到三年	13,066,482	4.52%	(7,340,925)	15,611,701	6.20%	(3,028,192)
三年以上	70,308,304	24.30%	(64,954,156)	65,243,214	25.92%	(64,949,447)
	289,301,063	100%	(75,040,547)	251,731,583	100%	(71,463,819)

其他應收款按類別分析如下：

	2007年12月31日				2006年12月31日			
		佔總額				佔總額		
	金額	比例	壞賬準備	計提比例	金額	比例	壞賬準備	計提比例
單項金額重大(i)	78,584,000	27.16%	(13,000,000)	16.54%	23,000,000	9.14%	(13,000,000)	56.52%
其他	210,717,063	72.84%	(62,040,547)	29.44%	228,731,583	90.86%	(58,463,819)	25.56%
	289,301,063	100%	(75,040,547)	25.94%	251,731,583	100%	(71,463,819)	28.39%

(i) 指單項金額在1000萬元以上的其他應收款。

於2007年12月31日，其他應收款中無應收本公司5%(含5%)以上表決權股份的股東的欠款。

於2007年12月31日，其他應收款前五名債務人欠款金額合計約為83,584,000元(2006年12月31日：36,168,000元)，佔其他應收款總額的28.89%(2006年12月31日：14.37%)。

八 合併財務報表項目附註 *(續)*

(3) 應收賬款、其他應收款及長期應收款 *(續)*

(c) *長期應收款*

	2006年12月31日	本年增加	本年減少	2007年12月31日
預付土地款 *(i)*	17,441,647			**17,441,647**
應收新康健公司款項 *(ii)*	42,561,000			**30,000,000**
應收押金	—			**2,600,000**
	60,002,647			**50,041,647**
減：壞賬準備	(33,859,880)	—	3,859,880	**(30,000,000)**
	26,142,767			**20,041,647**

(i) 原為本集團之土地使用權，因政府城市規劃需要被當地政府收回，當地政府承諾將為本集團置換另一土地。截至2007年12月31日，新的土地尚未撥付。

(ii) 於2001年度，本公司與世紀新科公司及本公司的關聯公司 — 青島啤酒（廣州）總經銷有限公司（合稱「欠款人」）就合計105,000,000元的應收賬款（「欠款」）達成還款協議。根據有關協議，欠款人將於2002年1月1日起按8年分期歸還此項欠款。同時，本公司的關聯公司 — 青啤集團公司對欠款提供了擔保。2007年初，世紀新科公司決定不再從事啤酒業務，其股東富利運公司同意以世紀新科公司經評估的淨資產扣除稅金後的金額約人民幣15,481,000元（附註七(1)(a)(ii)）以及富利運公司應收本公司的債權約人民幣8,220,000元抵沖對本公司剩餘的債務共計約人民幣23,701,000元，並引入新經銷商新康健公司以承接經銷權及相關還款業務。本公司管理層已根據上述安排重新評估了應收賬款的可回收性並在2006年12月31日之前全額計提了壞賬準備。鑒於本公司與世紀新科公司的原協議已終止，本公司亦同意青啤集團公司終止其在該協議下之擔保義務。於2007年3月，本公司與新康健公司及世紀新科公司簽訂了新的合作協議。截至2007年12月31日，本公司已累計收回欠款約71,140,120元，餘下之欠款為33,859,880元，根據新簽訂的合作協議中規定的還款計劃，應收賬款為3,859,880元，長期應收款為30,000,000元。

八 合併財務報表項目附註 *(續)*

(4) 預付款項

	2007年12月31日		2006年12月31日	
	金額	**佔總額比例**	金額	佔總額比例
賬齡				
一年以內	**861,762,147**	**99.92%**	233,722,199	99.23%
一到二年	**471,729**	**0.05%**	862,991	0.36%
二到三年	**33,008**	**0.01%**	13,246	0.01%
三年以上	**215,248**	**0.02%**	936,811	0.40%
	862,482,132	**100%**	235,535,247	100%

於2007年12月31日，預付款項餘額中無持有本公司5%(含5%)以上表決權股份的股東單位的款項。

於2007年12月31日，賬齡超過一年的預付款項為719,985元(2006年12月31日：1,813,048元)，主要為購買商品或設備支付的定金。

預付款項較上年末增長266%，增幅較大，主要原因是在原材料價格上漲的情況下，為保證貨源和穩定採購成本，本集團年底預付了大額原材料採購款。

八 合併財務報表項目附註 (續)

(5) 存貨

	2006年12月31日			2007年12月31日
成本—				
原材料	677,619,902			**1,015,499,442**
包裝物	548,467,920			**787,155,672**
低值易耗品	121,991,656			**38,687,619**
委托加工物資	8,351,487			**19,827,865**
在產品	198,505,968			**233,496,038**
產成品	139,069,527			**157,407,976**
	1,694,006,460			**2,252,074,612**
減：存貨跌價準備—		本年增加	本年減少	
原材料	(8,310,705)	(865,840)	1,795,648	**(7,380,897)**
包裝物	(42,405,386)	(24,351,240)	9,575,246	**(57,181,380)**
產成品	(1,970,931)	(159,484)	1,871,744	**(258,671)**
	(52,687,022)	(25,376,564)	13,242,638	**(64,820,948)**
	1,641,319,438			**2,187,253,664**

於2007年12月31日，淨額約為10,400,000元的原材料作為20,000,000元銀行借款的抵押物(附註八(13)(a))(2006年12月31日：無)。

(6) 可供出售金融資產

	2006年12月31日	本年增加	本年減少	2007年12月31日
可供出售權益工具	—	14,553,935	—	**14,553,935**
減：減值準備	—	—	—	—
	—	14,553,935	—	**14,553,935**

可供出售金融資產為本集團持有之股票投資。

八　合併財務報表項目附註 *(續)*

(7)　長期股權投資

	2007年12月31日	2006年12月31日
聯營企業*(a)*	**29,102,338**	21,036,196
其他長期股權投資*(b)*	**15,376,121**	15,656,842
減：長期股權投資減值準備*(c)*	**(10,927,218)**	(10,927,218)
	33,551,241	25,765,820

本集團無重大境外投資，不存在長期股權投資變現及收益匯回的重大限制。

(a)　*聯營企業*

主要聯營企業情況列示如下：

	註冊地	業務性質	註冊資本	持股比例	表決權比例	2007年12月31日 資產總額	2007年12月31日 負債總額	2007年度 營業收入	2007年度 淨利潤
遼寧沈青青島啤酒營銷有限公司(「遼寧沈青公司」)	中國遼寧	國內啤酒銷售	人民幣2,000,000	30%	30%	13,218,207	8,298,910	205,341,808	1,641,483
青島啤酒朝日飲品有限公司(「朝日飲品公司」)	中國青島	國內生產及銷售軟飲料	人民幣110,000,000	37.52%	37.52%	89,215,203	53,254,354	36,906,090	(9,988,274)
青島啤酒招商物流有限公司(「招商物流公司」)	中國青島	物流服務與管理	人民幣20,000,000	30%	30%	47,084,352	14,777,251	77,980,700	11,709,399
青島啤酒歐洲進出口有限公司(「歐洲公司」)*	法國	啤酒進出口銷售	歐元100,000	40%	40%	35,336,922	32,106,636	93,403,601	846,877

對聯營企業投資列示如下：

	初始投資成本	追加投資	2006年12月31日	按權益法調整的淨損益	宣告分派的現金股利	增加投資	其他	2007年12月31日
遼寧沈青公司	600,000	—	996,425	484,035	—	—	(213,992)	1,266,468
朝日飲品公司	36,000,000	8,000,000	10,441,423	(3,995,309)	—	8,000,000	—	14,446,114
招商物流公司	1,500,000	4,500,000	6,243,335	3,515,643	(3,000,000)	3,000,000	—	9,758,978
歐洲公司*	584,166	—	1,450,117	278,996	—	—	—	1,729,113
其他	不適用	不適用	1,904,896	—	—	—	(3,231)	1,901,665
			21,036,196	283,365	(3,000,000)	11,000,000	(217,223)	29,102,338

*　本公司與本公司之子公司香港公司於2007年4月30日簽訂股權轉讓協議，本公司將持有的歐洲公司40%的股權以賬面價值1,729,113元轉讓給香港公司。

八 合併財務報表項目附註(續)

(7) 長期股權投資(續)

(b) 其他長期股權投資

被投資公司名稱	2006年12月31日	本年增加	本年減少	2007年12月31日
天津市青島啤酒銷售有限公司	4,884,300	—	—	**4,884,300**
廣西北海房地產有限公司	3,610,000	—	—	**3,610,000**
青島瀛灡俱樂部	3,985,261	—	—	**3,985,261**
其他	3,177,281	—	(280,721)	**2,896,560**
	15,656,842	—	(280,721)	**15,376,121**

(c) 長期股權投資減值準備

其他長期股權投資	2006年12月31日	本年增加	本年減少	2007年12月31日
天津市青島啤酒銷售有限公司	(4,884,300)	—	—	**(4,884,300)**
廣西北海房地產有限公司	(3,610,000)	—	—	**(3,610,000)**
其他	(2,432,918)	—	—	**(2,432,918)**
	(10,927,218)	—	—	**(10,927,218)**

八 合併財務報表項目附註(續)

(8) 固定資產

	房屋及建築物	機器設備	運輸工具	其他設備	合計
原價					
2006年12月31日	3,172,665,214	6,454,474,902	390,353,076	301,095,358	10,318,588,550
在建工程轉入	294,374,398	728,381,181	4,295,645	20,335,716	1,047,386,940
本年其他增加	30,803,242	59,670,545	29,875,393	39,124,360	159,473,540
本年減少	(17,310,912)	(133,122,328)	(34,874,049)	(12,931,981)	(198,239,270)
2007年12月31日	**3,480,531,942**	**7,109,404,300**	**389,650,065**	**347,623,453**	**11,327,209,760**
累計折舊					
2006年12月31日	964,031,043	3,605,722,455	222,254,930	214,293,779	5,006,302,207
本年計提	80,482,585	360,878,286	27,698,162	36,127,693	505,186,726
本年減少	(8,413,844)	(97,005,863)	(24,486,353)	(11,631,926)	(141,537,986)
2007年12月31日	**1,036,099,784**	**3,869,594,878**	**225,466,739**	**238,789,546**	**5,369,950,947**
減值準備					
2006年12月31日	46,357,079	355,906,748	22,924,884	—	425,188,711
本年增加	1,057,698	138,100,794	1,838,980	10,255	141,007,727
本年減少	(4,787,828)	(18,183,147)	(803,471)	—	(23,774,446)
2007年12月31日	**42,626,949**	**475,824,395**	**23,960,393**	**10,255**	**542,421,992**
淨值					
2007年12月31日	**2,401,805,209**	**2,763,985,027**	**140,222,933**	**108,823,652**	**5,414,836,821**
2006年12月31日	2,162,277,092	2,492,845,699	145,173,262	86,801,579	4,887,097,632

於2007年12月31日，淨值約為37,002,000元(原值約為 75,552,000元)的機器設備作為20,000,000元借款的抵押物(2006年12月31日：淨值約為35,800,000元的機器設備作為16,000,000元借款的抵押物)(附註八(13)(a))。

於2007年12月31日，淨值約為28,246,000元(原值約為110,209,000元)的房屋建築物及機器設備由於產品更新等原因暫時閒置。

八 合併財務報表項目附註(續)

(8) 固定資產(續)

於2007年12月31日，本集團有淨值約為434,336,000元(原值約為620,977,000元)的房屋建築物的房屋所有權證尚待辦理，其中，淨值約為339,530,000 元(原值約為441,660,000元)的房屋建築物的所有權證正在辦理中，淨值約為94,806,000元(原值約為179,317,000元)的房屋建築物的所有權證由於相關文件缺失無法辦理。經參考法律顧問意見後，本公司董事認為，辦理該等所有權證應不存在實質性法律障礙或並不影響本公司對該等房屋建築物的正常使用，對本集團的正常營運並不構成重大影響，亦無須計提固定資產減值準備。此外，本集團部分房屋建築物仍坐落於地方政府劃撥土地上，詳情請參閱附註八(10)。

於2007年12月31日，淨值約為44,895,000元(原值約為1,577,051,000元)房屋建築物和機械設備已提足折舊但仍在繼續使用(2006年12月31日：淨值約為38,053,000元，原值約為1,338,124,000元)。

2007年度計入營業成本、銷售費用及管理費用的折舊費用分別約為458,822,000元、19,852,000元及26,513,000元(2006年：458,477,000元、24,481,000元及50,786,000元)。

於2007年12月31日，淨值為9,634,133元(原值10,214,224元)的固定資產系融資租入(附註十(1))(2006年12月31日：無)。

於2007年12月31日，本集團無重大準備處置的固定資產。

本集團固定資產中包括本集團一子公司於2006年度向一家第三方啤酒廠(「出售方」)購買的部分啤酒生產設備及相關固定資產，購買價約為人民幣1.23億元。後出售方通知本集團，出售方的主要債權人之一出於保護其債權目的而提出債務重組的建議，可能需要本集團之參與。截至本財務報告批准報出日，該事項尚無進展，本公司董事經評估後認為該事項的結果不會對本集團造成重大不利的財務影響。

2007年度，本集團對有減值迹象的固定資產進行了減值測試，並計提了固定資產減值準備約人民幣141,008,000元，主要明細如下：

	2007年度
甘肅農墾	50,113,000
薛城公司	20,357,000
廊坊公司	30,017,000
第五公司	37,001,000
其他子公司	3,520,000
	141,008,000

上述子公司本年度發生固定資產減值的原因主要是因區域市場不成熟或競爭激烈，市場份額逐年下降，管理層修正未來資產使用計劃導致。

八 合併財務報表項目附註 *(續)*

(9) 在建工程

工程名稱	預算數	2006年12月31日	本年增加	本年轉入固定資產	其他減少	2007年12月31日	資金來源	工程投入佔預算的比例
一廠生產線改造	32,108,601	13,096	10,100,441	(5,772,654)	(193,725)	4,147,158	自有資金	31%
二廠生產線改造	162,543,881	60,738,085	66,693,862	(117,495,867)	—	9,936,080	自有資金	78%
四廠生產線改造	4,500,000	—	2,160,834	—	—	2,160,834	自有資金	48%
公司本部小型機安裝	29,534,126	5,640,411	24,366,367	(15,477,553)	(14,056,573)	472,652	自有資金	54%
麥芽廠生產線改造	25,310,000	1,559,794	3,272,654	(1,352,811)	—	3,479,637	自有資金	19%
行政中心	1,590,320	—	772,461	—	—	772,461	自有資金	49%
濟南公司生產線改造	286,316,800	—	281,569,498	(271,033,987)	—	10,535,511	自有資金	98%
濟南公司建築工程	100,283,200	—	100,173,734	(99,002,066)	—	1,171,668	自有資金	100%
彭城公司生產線改造	118,441,900	915,674	97,009,041	(96,288,938)	—	1,635,777	自有資金	83%
彭城公司建築工程	83,165,000	943,130	70,825,075	(71,768,205)	—	—	自有資金	86%
成都公司建築工程	76,158,100	—	26,538,809	—	—	26,538,809	自有資金	35%
成都公司生產線改造	108,108,000	—	36,778,732	—	—	36,778,732	自有資金	34%
第三公司建築工程	175,000,000	—	62,186,477	—	—	62,186,477	自有資金	36%
松江公司生產線改造	76,575,700	10,771,595	58,249,563	(67,188,042)	(348,099)	1,485,017	自有資金	90%
榆林公司生產線改造	140,804,694	71,834,090	57,305,604	(122,287,321)	—	6,852,373	自有資金	92%
漳州公司生產線改造	39,273,681	1,675,706	34,066,945	(34,787,225)	—	955,426	自有資金	91%
西安公司生產線改造	84,250,000	19,462,370	24,030,119	(29,373,696)	(6,515,006)	7,603,787	自有資金	44%
廈門公司生產線改造	134,437,800	1,799,780	23,239,851	(5,232,129)	(19,483,155)	324,347	自有資金	4%
深朝日公司生產線改造	50,122,690	1,919,964	21,631,988	(6,357,469)	—	17,194,483	自有資金	47%
壽光公司生產線改造	24,081,080	8,880,236	14,101,604	(22,838,086)	(20,000)	123,754	自有資金	95%
三水公司生產線改造	26,883,140	811,288	10,863,212	(4,889,923)	(73,970)	6,710,607	自有資金	43%
三環公司生產線改造	11,029,000	—	7,111,638	(5,057,657)	—	2,053,981	自有資金	64%
深銷售建築工程	25,673,851	19,876,029	5,797,822	(25,673,851)	—	—	自有資金	100%
漢中公司生產線改造	8,200,000	2,491,092	5,543,299	(6,602,705)	—	1,431,686	自有資金	98%
濰坊公司生產線改造	8,434,000	2,007,452	4,723,456	(5,567,778)	(34,595)	1,128,535	自有資金	79%
台州公司生產線改造	4,520,000	—	4,155,708	(1,219,512)	(944,580)	1,991,616	自有資金	71%
珠海公司生產線改造	9,000,000	5,022,032	3,838,675	(4,958,922)	(2,782,447)	1,119,338	自有資金	68%
農墾公司生產線改造	14,651,509	11,708,940	3,505,146	—	(7,899,199)	7,314,887	自有資金	50%
渭南公司生產線改造	11,650,000	149,215	3,296,196	(3,281,978)	—	163,433	自有資金	30%
瀘州公司生產線改造	4,591,460	684,000	2,851,492	(1,539,248)	(645,000)	1,351,244	自有資金	63%
薛城公司生產線改造	3,800,000	—	2,720,000	—	—	2,720,000	自有資金	72%
黃石公司生產線改造	2,754,250	—	2,689,838	(2,683,459)	(6,379)	—	自有資金	100%
揚州公司生產線改造	4,014,216	344,993	2,041,561	(1,612,093)	(7,817)	766,644	自有資金	59%
徐州公司生產線改造	2,496,600	204,315	2,025,470	(2,229,785)	—	—	自有資金	100%

八　合併財務報表項目附註 *(續)*

(9)　在建工程 *(續)*

工程名稱	預算數	2006年12月31日	本年增加	本年轉入固定資產	其他減少	2007年12月31日	資金來源	工程投入佔預算的比例
濰坊公司生產線改造	4,960,000	3,155,283	1,722,797	(4,871,972)	—	6,108	自有資金	98%
寶雞公司生產線改造	2,865,087	—	2,702,329	(2,702,329)	—	—	自有資金	100%
第五公司生產線改造	5,175,114	1,010,421	1,665,260	(1,611,990)	(551,019)	512,672	自有資金	41%
福州公司生產線改造	1,544,187	20,100	1,518,910	(1,500,310)	—	38,700	自有資金	100%
菏澤公司生產線改造	2,260,000	—	1,413,594	(175,834)	—	1,237,760	自有資金	63%
哈爾濱公司生產線改造	1,780,000	—	1,335,270	—	—	1,335,270	自有資金	75%
平原公司生產線改造	1,540,000	121,810	1,233,813	(463,906)	(44,423)	847,294	自有資金	85%
武威公司生產線改造	1,440,000	304,904	1,146,529	(1,209,678)	(46,010)	195,745	自有資金	98%
日照公司生產線改造	260,013,000	279,000	764,398	(612,048)	(5,000)	426,350	自有資金	1%
其他項目改造	4,055,695	60,000	3,471,030	(2,665,913)	(75,882)	789,235	自有資金	不適用
		234,404,805	1,093,211,102	(1,047,386,940)	(53,732,879)	226,496,088		
減：在建工程減值準備		(1,115,133)	—	—	—	(1,115,133)		
		233,289,672	1,093,211,102	(1,047,386,940)	(53,732,879)	225,380,955		

2007年度無利息資本化金額(2006年度：無)。

(10)　無形資產

	原價	2006年12月31日	本年增加	本年轉出	本年攤銷	2007年12月31日	累計攤銷額
土地使用權	850,514,942	644,477,384	59,639,968	(1,855,415)	(17,371,863)	684,890,074	(165,624,868)
商標使用權	133,636,726	67,470,517	—	—	(412,743)	67,057,774	(66,578,952)
專有技術	18,629,100	4,323,946	—	—	(1,862,910)	2,461,036	(16,168,064)
其他	61,830,541	29,936,716	19,379,138	(3,372,187)	45,943,667	(15,886,874)	
	1,064,611,309	746,208,563	79,019,106	(1,855,415)	(23,019,703)	800,352,551	(264,258,758)
減：無形資產減值準備		—	—	—	—	—	
		746,208,563				800,352,551	

八　合併財務報表項目附註(續)

(10) 無形資產(續)

2007年度研究開發支出約14,332,000元，均計入當期損益。

於2007年12月31日，本集團有淨值約990,786元(2006年：423,000元)的土地的相關土地使用權證尚待辦理。經參考法律顧問意見後，本公司董事認為，辦理該等土地使用權證應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，於2007年12月31日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部分有關地方政府已承諾辦理該等土地出讓手續。在該等土地上的房屋建築物淨值合計約94,776,000元(2006年：97,945,000元)。本公司董事認為，上述安排對本集團的正常營運並不構成重大影響，本集團亦無須對該等土地支付額外的土地出讓金。本集團正在辦理將該等劃撥土地使用權轉為出讓土地的手續。

本公司董事認為，於2007年12月31日，無形資產無重大減值跡象，故無需計提減值準備。

(11) 商譽

	2006年 12月31日	本年增加	本年減少	**2007年 12月31日**
商譽	320,227,040	—	—	**320,227,040**
減：減值準備(a)	(197,410,739)	—	—	**(197,410,739)**
	122,816,301	—	—	**122,816,301**

(a) 減值準備

本集團根據市場區域及營運，將商譽分攤至本集團可辨認的資產組和資產組組合。根據市場區域分攤的商譽金額如下：

	2007年 12月31日	2006年 12月31日
南寧公司*(廣西)	**130,895,740**	130,895,740
三環公司／北方銷售*(北京)	**24,642,782**	24,642,782
福州公司／廈門公司／漳州公司／東南營銷*(東南)	**114,031,330**	114,031,330
其他	**50,657,188**	50,657,188
	320,227,040	320,227,040

八 合併財務報表項目附註 *(續)*

(11) 商譽 *(續)*

(a) *減值準備* (續)

資產組和資產組組合的可收回金額是依據第三方評估師或管理層進行的估值所支持的使用價值釐訂。該等計算或評估依據管理層批准的五年期預算，採用現金流量預測方法計算。超過該五年期的現金流量採用估計增長率作出推算，該增長率不超過中國啤酒業的長期平均增長率。

2007年度，本集團在商譽減值測試中採用未來現金流量折現方法的主要假設為：

	東南
毛利率	38.2%
加權平均增長率	—
折現率	15.6%

管理層根據歷史經驗及對市場發展的預測確定預算毛利率。管理層採用能夠反映相關資產組和資產組組合的特定風險的稅前利率為折現率。上述假設用以分析資產組和資產組組合的可收回金額。

(12) 長期待攤費用

	2006年12月31日	本年增加	本年減少	**2007年12月31日**
公司本部廣告費用	1,325,000	—	(300,000)	**1,025,000**
西安公司綠化費用	1,310,085	2,616,267	(2,029,979)	**1,896,373**
進出口公司場地租賃費	395,409	869,902	(395,410)	**869,901**
北京五星農場佔地費	2,880,000	—	(160,000)	**2,720,000**
其他	1,015,381	1,419,073	(552,001)	**1,882,453**
	6,925,875	4,905,242	(3,437,390)	**8,393,727**

八 合併財務報表項目附註(續)

(13) 短期借款

	2007年 12月31日	2006年 12月31日
擔保借款		
—抵押(a)	**20,000,000**	16,000,000
—保證(b)	**14,500,000**	1,000,000
信用借款	**936,595,596**	582,745,254
	971,095,596	599,745,254

於2007年12月31日，短期擔保借款包括：

(a) 銀行抵押借款20,000,000元(2006年12月31日：16,000,000元)系由淨值約為37,002,000元(原值約為75,552,000元)的機器設備(附註八(8))以及10,400,000元的原材料(附註八(5))作為抵押物。

(b) 銀行保證借款14,500,000元系由西安公司為榆林公司提供保證(2006年12月31日：銀行保證借款1,000,000元系由甘肅農墾為武威公司提供保證)。

2007年度短期借款的加權平均年利率為5.64%(2006年：5.51%)。

上述短期信用借款中包括外幣借款餘額約426,118,110元(外幣原幣約50,000,000美元及65,023,611港元)。

由於本集團借款主要是短期銀行借款，本集團於2007年12月31日流動負債高於流動資產約595,918,000元(2006年12月31日：188,081,000元)。本公司董事堅信本集團有充足的經營活動淨現金流入，及可令大部分短期銀行借款於到期時作出展期或以新融資來源取代有關的短期借款。

(14) 交易性金融負債

	2007年 12月31日	2006年 12月31日
遠期外匯交易合同	**22,801,000**	3,749,000

本公司董事認為，上述遠期合同屬非投機性質，目的是用作套期本公司未償還的美元銀行借款。該等工具根據《企業會計準則－第22號金融工具確認和計量》的要求，應按公允價值確認。於期末時持有仍未平倉的該等合同的重估損失約人民幣19,052,000元已計入當期損益。

八 合併財務報表項目附註 (續)

(15) 應付票據

	2007年 12月31日	2006年 12月31日
商業承兑匯票	**81,216,671**	180,673,201
銀行承兑匯票	**126,050,956**	69,443,717
	207,267,627	250,116,918

本集團的其他貨幣資金約人民幣16,116,000元(2006年12月31日：人民幣16,391,000元)(附註八(1))已作為本集團開具該等票據之質押。

上述承兑匯票均將於六個月內到期，其中子公司約19,396,000元的銀行承兑匯票由本公司提供保證。

(16) 應付賬款

於2007年12月31日，應付賬款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於2007年12月31日，賬齡超過一年的應付賬款為23,607,000元(2006年12月31日：69,217,000元)，主要為應付材料款，鑒於合同約定的付款日尚未到期，該款項尚未進行最後清算。

(17) 預收款項

於2007年12月31日，預收款項中無預收持有本公司5%(含5%)以上表決權股份的股東的款項。

於2007年12月31日，賬齡超過一年的預收款項為5,972,000元(2006年12月31日：8,781,000元)，主要為預收客戶的購貨訂金，鑒於本集團與該等客戶仍保持著合作關係，該款項尚未結清。

於2007年12月31日，預收賬款餘額較上年末增長約152%，主要原因是本集團2008年擬對啤酒進行提價，客戶為確保取得2007年底價格而提前預付了大額的啤酒款。

八 合併財務報表項目附註 *(續)*

(18) 應付職工薪酬

	2006年 12月31日	本年增加	本年減少	**2007年 12月31日**
工資、獎金、津貼和補貼	35,397,516	964,857,126	(915,654,578)	**84,600,064**
職工福利費	57,772,472	30,556,353	(87,333,871)	**994,954**
社會保險費	10,328,504	185,405,959	(182,909,719)	**12,824,744**
其中：醫療保險費	—	53,380,044	(52,253,430)	**1,126,614**
基本養老保險	7,934,420	110,646,012	(109,530,571)	**9,049,861**
失業保險費	2,352,819	11,143,262	(11,148,950)	**2,347,131**
其他保險費	41,265	10,236,641	(9,976,768)	**301,138**
住房公積金	4,538,878	49,419,054	(49,760,898)	**4,197,034**
工會經費和職工教育經費	37,115,193	39,153,585	(23,804,334)	**52,464,444**
	145,152,563	1,269,392,077	(1,259,463,400)	**155,081,240**

(19) 應交稅費

	2007年 12月31日	2006年 12月31日
應交企業所得稅	**279,227,116**	51,105,789
應交增值稅	**35,762,303**	(4,325,544)
應交營業稅	**7,452,686**	774,234
應交消費稅	**158,542,973**	157,851,600
應交城市維護建設稅	**12,019,764**	12,550,910
應交教育費附加	**5,207,420**	4,477,856
其他	**18,005,617**	9,809,450
	516,217,879	232,244,295

於2007年12月31日，應交稅費餘額較上年末增長了122%，主要是因為本年度本公司的企業所得稅按照33%的稅率計提(2006年度：15%)，相關披露請參見附註六(a)(1)。

八 合併財務報表項目附註 *(續)*

(20) 其他應付款

	2007年 12月31日	2006年 12月31日
應付押金及保證金	**525,143,649**	443,494,258
待付市場費用	**499,973,273**	428,053,626
應付設備工程款	**241,452,864**	70,976,749
待付運輸費用	**48,009,789**	44,088,784
待付廣告費用	**32,753,942**	17,790,879
應付行政支出	**23,681,704**	5,456,697
代扣職工社會統籌費	**10,661,751**	13,547,372
待付勞務費	**9,888,797**	8,844,223
待付電費	**7,740,365**	4,896,111
暫收少數股東投資款(尚未完成增資)	**—**	15,703,022
其他	**364,657,479**	363,961,057
	1,763,963,613	1,416,812,778

於2007年12月31日，其他應付款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於2007年12月31日，賬齡超過一年的其他應付款約為186,005,000元(2006年12月31日：230,319,000元)，主要為收購子公司時承擔的負債。

(21) 一年內到期的非流動負債

	2007年 12月31日	2006年 12月31日
一年內到期的長期借款(附註八(22))	**10,216,375**	2,163,708
一年內到期的長期應付款(附註八(23))	**115,987,260**	—
	126,203,635	2,163,708

八　合併財務報表項目附註(續)

(22) 長期借款

	2007年12月31日	2006年12月31日
擔保借款(a)		
—保證	**101,070,826**	55,423,028
減：一年內到期的長期借款		
—保證(a)(附註八(21))	**(10,216,375)**	(2,163,708)
	90,854,451	53,259,320

(a) 於2007年12月31日，長期擔保借款包括：

銀行保證借款約人民幣7,787,000元(外幣原幣約丹麥克郎5,398,000元(2006年：丹麥克郎5,796,000元))系由中國銀行北京分行提供保證，本金按照等額本金法每年分兩次償還，最後一期還款日為2021年4月1日；

銀行保證借款約人民幣14.284,000元(外幣原幣約歐元1,339,000元(2006年：歐元1,501,000元))系由北京市發展和改革委員會提供保證，本金按照等額本金法每年償還，最後一期還款日為2016年12月31日；

銀行保證借款人民幣79,000,000元(2006年：32,000,000元)系由西安公司給榆林公司提供保證，本金應於2011年7月2日償還。

長期借款按貸款銀行列示如下：

	2007年12月31日	2006年12月31日
中國進出口銀行	**22,070,826**	23,423,028
中國建設銀行	**79,000,000**	32,000,000
	101,070,826	55,423,028

八 合併財務報表項目附註(續)

(22) 長期借款(續)

(a) 於2007年12月31日，長期擔保借款包括：(續)

長期借款到期日分析如下：

	2007年12月31日	2006年12月31日
一到二年	**2,269,038**	2,181,368
二到五年	**77,807,115**	38,544,103
五年以上	**10,778,298**	12,533,849
	90,854,451	53,259,320

2007年度長期借款的加權平均年利率為3.06%(2006年：2.24%)。

(23) 長期應付款

	2007年12月31日	2006年12月31日
應付關聯方借款*(i)*	**109,569,000**	120,490,693
應付融資租賃款*(ii)*	**8,290,759**	—
其他	**16,260,615**	12,363,833
減：一年內到期的長期應付款(附註八(21))	**(115,987,260)**	—
	18,133,114	132,854,526

(i) 請參見附註十二(4)(a)(vi)。

(ii) 應付融資租賃款為本集團融資租入固定資產的最低租賃付款額(附註十(2))。

八 合併財務報表項目附註(續)

(23) 長期應付款(續)

長期應付款到期日分析如下：

	2007年12月31日	2006年12月31日
一到二年	**2,564,587**	120,490,693
二到五年	**3,393,989**	261,826
五年以上	**12,174,538**	12,102,007
	18,133,114	132,854,526

(24) 專項應付款

專項應付款主要系收到政府撥付的搬遷補償款，因搬遷尚未完成，根據「關於企業收到政府撥給的搬遷補償款有關財務處理問題的通知(財企[2005]123號)」的規定，暫掛「專項應付款」核算。

(25) 遞延所得稅資產和負債

(a) 遞延所得稅資產

	2007年12月31日		2006年12月31日	
	遞延所得稅資產	可抵扣暫時性差異	遞延所得稅資產	可抵扣暫時性差異
資產減值準備	**12,452,372**	**53,288,349**	9,394,970	53,473,625
公允價值變動	**2,180,991**	**8,723,964**	4,206,434	13,628,286
金融衍生工具估值損失	**5,700,250**	**22,801,000**	562,350	3,749,000
可抵扣廣告費	**38,858,035**	**155,432,140**	3,687,397	24,582,650
遞延收益	**3,500,000**	**14,907,738**	–	–
待付費用	**112,091,144**	**448,593,405**	46,198,157	302,392,594
	174,782,792	**703,746,596**	64,049,308	397,826,155

八 合併財務報表項目附註(續)

(25) 遞延所得稅資產和負債(續)

(b) 遞延所得稅負債

	2007年12月31日		2006年12月31日	
	遞延所得稅負債	應納稅暫時性差異	遞延所得稅負債	應納稅暫時性差異
可供出售金融資產估值收益	**3,405,546**	**13,622,184**	—	—
公允價值變動	**13,629,310**	**54,387,193**	17,374,428	59,680,747
	17,034,856	**68,009,377**	17,374,428	59,680,747

如本財務報表附註六(a)(1)所述，除部分享受低稅率優惠政策及「兩免三減半」定期優惠政策的子公司從33%逐步過渡到25%外，本集團適用的企業所得稅率自2008年1月1日從33%調整為25%。由於計算遞延所得稅資產和遞延所得稅負債所使用的稅率為預期收回該資產或清償該負債期間按照稅法規定適用的稅率，因此，對於新所得稅法頒布之日已確認並預計在2008年1月1日之後轉回的遞延所得稅資產或遞延所得稅負債，本集團按照25%或相應的適用稅率對其賬面餘額進行了調整，差額7,381,653元計入本期的所得稅費用(附註八(38))。

(26) 股本

	2007年12月31日	2006年12月31日
有限售條件股份—		
國家持股	—	399,820,000
國有法人持股	**399,820,000**	—
其他法人持股	**17,574,505**	17,574,505
有限售條件股份合計	**417,394,505**	417,394,505
無限售條件股份—		
境內上市的人民幣普通股	**235,755,495**	235,755,495
境外上市的外資股	**655,069,178**	655,069,178
無限售條件股份合計	**890,824,673**	890,824,673
股份總額	**1,308,219,178**	1,308,219,178

請參見附註一有關國有股股權轉讓說明。

八 合併財務報表項目附註(續)

(27) 資本公積

	2006年12月31日	本年增加	本年減少	2007年12月31日
股本溢價	2,761,471,859	—	—	**2,761,471,859**
其他資本公積	93,338,214	9,755,060	—	**103,093,274**
其中：原制度資本公積轉入	91,701,228	—	—	**91,701,228**
	2,854,810,073	9,755,060	—	**2,864,565,133**

(28) 盈餘公積

	2006年12月31日	本年提取	本年減少	2007年12月31日
法定盈餘公積金	476,721,249	18,497,754	—	**495,219,003**

根據《中華人民共和國公司法》、本公司章程及董事會的決議，本公司按年度淨利潤(彌補以前年度虧損後)的10%提取法定盈餘公積金，當法定盈餘公積金累計額達到股本的50%以上時，可不再提取。法定盈餘公積金經有關部門批准後可用於彌補虧損，或者增加股本。除了用於彌補虧損外，法定盈餘公積金於增加股本後，其餘額不得少於股本的25%。本公司2007年按淨利潤的10%提取法定盈餘公積金18,497,754元(2006年：計提比例10%、共49,734,753元)。

本公司的子公司亦根據《中華人民共和國公司法》及/或公司章程及董事會決議，按年度淨利潤的一定比例提取法定盈餘公積金。本公司自2007年1月1日起，根據企業會計準則的要求，將在合併報表中對子公司提取的法定盈餘公積按照本公司應享有子公司所有者權益的份額予以計提改為不再將已經抵銷的盈餘公積予以調整，並追溯調整了2006年財務報表(請參見附註二(6))。該會計政策變更導致2006年1月1日合併累計未分配利潤增加209,575,502元，合併盈餘公積減少209,575,502元；導致2007年1月1日合併累計未分配利潤增加236,202,664元，合併盈餘公積減少236,202,664元。

(29) 利潤分配

根據本公司章程，股利分配按企業會計準則編制的本公司法定賬目及香港財務報告準則編制的本公司報表兩者未分配利潤孰低數額作為分配基礎。

根據2007年6月8日股東大會的決議，2006年按已發行股份1,308,219,178股計算，按每10股向全體股東派發2.2元，共計287,808,213元。

根據2008年4月21日董事會通過的決議，提議2007年按已發行股份1,308,219,178股計算，按每10股向全體股東派發2.2元，共計287,808,219元，上述提案尚待股東大會批准，不確認為2007年12月31日的負債。

八 合併財務報表項目附註 *(續)*

(30) 少數股東權益

歸屬於各子公司少數股東的少數股東權益

	2007年12月31日	2006年12月31日
華南投資	**47,409,112**	46,966,012
深朝日	**171,071,687**	163,259,014
西安公司	**111,244,940**	120,716,647
松江公司	**75,163,079**	59,744,422
其他	**74,261,955**	62,470,733
	479,150,773	453,156,828

(31) 營業收入和營業成本

	2007年度	2006年度
主營業務收入	**13,529,892,096**	11,677,159,588
其他業務收入	**179,327,633**	155,689,912
	13,709,219,729	11,832,849,500

八 合併財務報表項目附註 *(續)*

(31) 營業收入和營業成本 *(續)*

(a) 主營業務收入和主營業務成本

	2007年度		2006年度	
	主營業務收入	主營業務成本	主營業務收入	主營業務成本
青島地區	**5,724,204,373**	**(3,283,209,663)**	4,372,754,342	(2,516,841,431)
山東其他地區	**2,111,181,966**	**(1,502,101,815)**	1,801,606,699	(1,291,325,759)
華北地區	**2,580,529,087**	**(1,898,062,904)**	2,679,586,138	(1,911,999,172)
華南地區	**4,315,098,301**	**(2,563,875,874)**	3,587,852,263	(2,133,467,389)
出口銷售	**345,943,024**	**(168,426,427)**	326,746,386	(146,966,364)
	15,076,956,751	**(9,415,676,683)**	12,768,545,828	(8,000,600,115)
減：各地區分部間抵銷金額	**(1,547,064,655)**	**1,547,064,655**	(1,091,386,240)	1,091,386,240
	13,529,892,096	**(7,868,612,028)**	11,677,159,588	(6,909,213,875)

於2007年度，本集團向前五名客戶銷售的收入總額約為858,499,000元，約佔本集團全年營業收入的6%(2006年：約834,032,000元，約佔7%)。

(b) 其他業務收入和其他業務成本

	2007年度		2006年度	
	其他業務收入	其他業務成本	其他業務收入	其他業務成本
材料銷售	**48,188,868**	**(55,961,715)**	50,715,290	(55,310,210)
廢料銷售	**39,200,529**	**(14,861,636)**	35,348,032	(16,327,728)
其他	**91,938,236**	**(62,209,874)**	69,626,590	(53,908,123)
	179,327,633	**(133,033,225)**	155,689,912	(125,546,061)

八 合併財務報表項目附註(續)

(32) 營業稅金及附加

	2007年度	2006年度
消費稅	**1,136,139,545**	1,011,101,056
營業稅	**6,353,092**	2,494,632
城市維護建設稅	**121,944,938**	106,275,507
教育費附加	**57,539,977**	51,647,211
其他	**32,319**	111,979
	1,322,009,871	1,171,630,385

(33) 財務費用／(收入)－淨額

	2007年度	2006年度
利息支出—		
借款利息	**36,317,440**	38,303,027
票據貼現利息	**3,109,124**	1,170,258
利息收入	**(24,223,833)**	(22,499,150)
匯兑收益	**(24,417,425)**	(12,573,958)
其他	**3,331,200**	6,727,559
	(5,883,494)	11,127,736

(34) 資產減值損失

	2007年度	2006年度
壞賬損失	**336,243**	14,602,929
存貨跌價損失	**25,376,564**	18,718,493
固定資產減值損失	**141,007,727**	163,638,429
商譽減值損失	**—**	151,061,489
	166,720,534	348,071,340

八 合併財務報表項目附註(續)

(35) 公允價值變動損失

	2007年度	2006年度
交易性金融負債—		
公允價值變動損失	**19,052,000**	3,659,000

(36) 投資收益／(損失)

	2007年度	2006年度
交易性金融負債收益／(損失)	**(3,905,183)**	7,790,983
按權益法享有或分擔的被投資公司淨損益的份額	**283,365**	1,041,106
長期股權投資轉讓損失	**—**	(1,472,448)
其他	**2,457,254**	3,199,195
	(1,164,564)	10,558,836

(37) 營業外收入及營業外支出

(a) ***營業外收入***

	2007年度	2006年度
處置非流動資產利得	**22,160,474**	44,070,415
罰款收入	**2,191,944**	2,190,729
補貼收入	**96,202,192**	66,042,782
其他	**33,647,231**	4,331,417
	154,201,841	116,635,343

(b) ***營業外支出***

	2007年度	2006年度
處置非流動資產損失	**10,666,967**	6,483,862
賠償金及違約金	**1,344,827**	2,084,343
其他	**24,016,916**	8,703,680
	36,028,710	17,271,885

八 合併財務報表項目附註 *(續)*

(38) 所得稅費用

	2007年度	2006年度
當期所得稅	**520,601,557**	228,995,420
遞延所得稅	**(114,478,602)**	(49,980,360)
	406,122,955	179,015,060

將列示於合併利潤表的利潤總額調節為所得稅費用：

	2007年度	2006年度
利潤總額	**1,004,123,478**	616,246,606
按適用稅率計算的所得稅費用	**187,933,715**	59,897,838
新所得稅法的頒布對原已確認的遞延所得稅餘額的影響(附註八(25))	**(7,381,653)**	—
不得扣除的成本、費用和損失的影響	**29,939,642**	33,830,425
免稅影響	**(25,524,908)**	(11,294,411)
使用前期未確認遞延所得稅資產的可抵扣影響	**(19,322,823)**	(27,703,432)
當期未確認遞延所得稅資產的可抵扣影響	**240,478,982**	124,284,640
所得稅費用	**406,122,955**	179,015,060

(39) 每股收益

(a) 基本每股收益

基本每股收益以歸屬於母公司普通股股東的合併淨利潤除以母公司發行在外普通股的加權平均數計算：

	2007年度	2006年度
歸屬於母公司普通股股東的合併淨利潤	**558,142,284**	436,958,220
發行在外普通股的加權平均數	**1,308,219,178**	1,308,219,178
基本每股收益	**0.427**	0.334

八 合併財務報表項目附註（續）

(39) 每股收益（續）

(b) 稀釋每股收益

2007年度和2006年度，由於並無稀釋性的潛在普通股，稀釋每股收益與基本每股收益相同。

(40) 現金流量表附註

(a) 將淨利潤調節為經營活動現金流量

	2007年度	2006年度 (經重列)
淨利潤	**598,000,523**	437,231,546
加：資產減值準備	**166,720,534**	348,071,340
固定資產折舊	**505,186,726**	511,083,122
無形資產攤銷	**23,019,703**	24,423,878
長期待攤費用攤銷	**3,437,390**	1,689,921
處置固定資產、無形資產和其他長期資產的收益	**(11,493,507)**	(37,586,553)
固定資產報廢收益	**(371,135)**	(790,291)
公允價值變動損失	**19,052,000**	3,659,000
財務費用	**8,777,688**	26,899,327
投資損失／(收益)	**1,164,564**	(10,558,836)
遞延所得稅資產增加	**(110,733,484)**	(49,076,833)
遞延所得稅負債減少	**(339,572)**	(903,527)
存貨的增加	**(569,205,620)**	(243,623,929)
經營性應收項目的減少／(增加)	**(609,851,967)**	159,397,661
經營性應付項目的增加／(減少)	**1,070,730,049**	(42,083,975)
經營活動產生的現金流量淨額	**1,094,093,892**	1,127,831,851

八 合併財務報表項目附註 *(續)*

(40) 現金流量表附註 *(續)*

(b) ***現金及現金等價物淨變動情況***

	2007年度	2006年度
現金的年末餘額	**1,284,642,337**	1,199,352,565
減：現金的年初餘額	**(1,199,352,565)**	(1,219,181,086)
加：現金等價物的年末餘額	—	9,000,000
減：現金等價物的年初餘額	**(9,000,000)**	(26,000,000)
現金及現金等價物淨增加／(減少)額	**76,289,772**	(36,828,521)

(c) ***現金及現金等價物***

	2007年 12月31日	2006年 12月31日
貨幣資金(附註八(1))	**1,334,908,588**	1,232,766,676
減：受到限制的存款	**(30,000,000)**	(4,890,000)
受到限制的其他貨幣資金	**(20,266,251)**	(19,524,111)
現金及現金等價物年末餘額	**1,284,642,337**	1,208,352,565

(d) ***支付其他與經營活動有關的現金***

現金流量表中支付其他與經營活動有關的現金包括：

	2007年度	2006年度
廣告費	**460,524,262**	308,120,428
運輸費	**459,690,919**	259,817,217
營銷推廣費用	**628,122,447**	462,762,749
行政費用	**251,802,865**	273,938,779
其他	**287,540,134**	772,218,393
	2,087,680,627	2,076,857,566

九 分部報告

(1) 主要報告形式—地區分部

本集團的活動主要集中在中國，按地區分部的資料分析如下：

(a) 2007年度及2007年12月31日分部信息

	青島地區	其他山東地區	華北地區	華南地區	海外地區	合併抵銷	合計
營業收入	5,761,789,084	2,137,280,085	2,610,817,487	4,404,793,211	451,818,832	(1,657,278,970)	13,709,219,729
其中：對外交易收入	5,571,328,643	973,826,813	2,435,506,595	4,368,374,836	360,182,842	—	13,709,219,729
分部間交易收入	190,460,441	1,163,453,272	175,310,892	36,418,375	91,635,990	(1,657,278,970)	—
營業費用	(5,017,683,889)	(2,000,626,071)	(2,459,165,386)	(3,797,109,952)	(357,647,384)	1,657,278,970	(11,974,953,712)
分部利潤	744,105,195	136,654,014	151,652,101	607,683,259	94,171,448	—	1,734,266,017
不可分配費用							(848,315,670)
營業利潤							885,950,347
分部資產合計	2,103,548,325	2,038,935,430	2,398,711,237	4,835,984,692	328,932,626	(1,045,265,552)	10,660,846,758
不可分配資產							884,387,843
資產總額							11,545,234,601
分部負債合計	1,037,237,372	604,074,997	872,838,433	2,121,113,386	101,161,445	(1,097,462,408)	3,639,013,225
不可分配負債							1,917,885,971
負債總額							5,556,899,196
折舊和攤銷費用	124,031,436	55,263,592	140,607,030	210,588,112	1,103,649	—	531,643,819
資產減值損失	36,454,857	23,422,602	85,629,609	21,197,241	16,225	—	166,720,534
資本性支出	198,962,616	703,242,322	124,845,175	307,602,017	1,956,860	—	1,336,608,990

九 分部報告 (續)

(1) 主要報告形式—地區分部 (續)

(b) 2006年度及2006年12月31日分部信息

	青島地區	其他山東地區	華北地區	華南地區	海外地區	合併抵銷	合計
營業收入	4,456,409,205	1,823,433,688	2,703,815,533	3,655,702,218	403,308,020	(1,209,819,164)	11,832,849,500
其中：對外交易收入	4,264,460,087	1,047,372,119	2,591,092,022	3,594,107,038	335,818,234	—	11,832,849,500
分部間交易收入	191,949,118	776,061,569	112,723,511	61,595,180	67,489,786	(1,209,819,164)	—
營業費用	(3,712,438,578)	(1,710,196,037)	(2,529,039,923)	(3,203,483,946)	(314,483,507)	1,209,819,164	(10,259,822,827)
分部利潤	743,970,627	113,237,651	174,775,610	452,218,272	88,824,513	—	1,573,026,673
不可分配費用							(1,056,143,525)
營業利潤							516,883,148
分部資產合計	2,330,202,612	1,301,394,450	2,267,423,142	4,581,420,920	316,653,240	(2,168,600,944)	8,628,493,420
不可分配資產							932,228,832
資產總額							9,560,722,252
分部負債合計	1,386,122,909	392,568,255	794,041,972	2,173,366,048	257,889,829	(2,191,653,371)	2,812,335,642
不可分配負債							1,067,032,654
負債總額							3,879,368,296
折舊和攤銷費用	107,088,620	73,063,333	120,471,609	235,493,690	1,079,669	—	537,196,921
資產減值損失	4,970,865	43,275,661	74,259,577	211,567,052	13,998,185	—	348,071,340
資本性支出	148,645,506	103,585,750	459,507,125	104,842,064	2,007,087	—	818,587,532

(2) 次要報告形式—業務分部

本集團的主要業務為生產及銷售啤酒，因此未提供按業務分部資料之分析。

十 租賃

(1) 融資租入固定資產

融資租入固定資產系深朝日本年度內租賃的機器設備，截至2007年12月31日，融資租入固定資產的淨額為9,634,133元(原值為10,214,224元)。

(2) 最低租賃付款額

列示於長期應付款的最低租賃付款額於未來應支付租金匯總如下：

	2007年 12月31日	2006年 12月31日
一年以內	**2,564,587**	—
一年至二年以內	**2,564,587**	—
二年至三年以內	**2,564,587**	—
三年以上	**3,205,833**	—
	10,899,594	—

於2007年12月31日，未確認的融資費用餘額為2,608,835元(2006年12月31日：無)。

十一 母公司財務報表主要項目附註

(1) 應收賬款、其他應收款及長期應收款

(a) 應收賬款

	2006年 12月31日	本年增加	本年減少	**2007年 12月31日**
應收賬款	126,595,232			**175,408,225**
減：壞賬準備	(59,255,652)	(4,041,077)	1,312,998	**(61,983,731)**
	67,339,580			**113,424,494**

十一 母公司財務報表主要項目附註(續)

(1) 應收賬款、其他應收款及長期應收款(續)

(a) 應收賬款(續)

應收賬款賬齡及相應的壞賬準備分析如下：

	2007年12月31日			2006年12月31日		
		佔總額			佔總額	
	金額	比例	壞賬準備	金額	比例	壞賬準備
一年以內	**112,938,245**	**64.39%**	**(13,752)**	46,669,017	36.86%	—
一到二年	—	—	—	51,574	0.04%	(25,787)
二到三年	—	—	—	5,448,900	4.30%	(536,738)
三年以上	**62,469,980**	**35.61%**	**(61,969,979)**	74,425,741	58.80%	(58,693,127)
	175,408,225	**100%**	**(61,983,731)**	126,595,232	100%	(59,255,652)

應收賬款按類別分析如下：

	2007年12月31日				2006年12月31日			
		佔總額		計提		佔總額		計提
	金額	比例	壞賬準備	比例	金額	比例	壞賬準備	比例
單項金額重大(i)	**89,937,969**	**51.27%**	**(11,245,784)**	**12.50%**	47,176,728	37.27%	(11,245,784)	23.84%
其他	**85,470,256**	**48.73%**	**(50,737,947)**	**59.36%**	79,418,504	62.73%	(48,009,868)	60.45%
	175,408,225	**100%**	**(61,983,731)**	**35.34%**	126,595,232	100%	(59,255,652)	46.81%

(i) 指單項金額1000萬元以上的應收賬款。

於2007年12月31日，應收賬款中無應收持本公司5%(含5%)以上表决權股份的股東的欠款(2006年12月31日：無)。

於2007年12月31日，應收賬款前五名債務人欠款金額合計約為100,349,000元(2006年12月31日：58,136,000元)，佔應收賬款總額的57.21%(2006年12月31日：45.92%)。

(除特別註明外，金額單位為人民幣)

十一 母公司財務報表主要項目附註(續)

(1) 應收賬款、其他應收款及長期應收款(續)

(b) 其他應收款

	2006年12月31日	本年增加	本年減少	**2007年12月31日**
應收子公司款項	278,519,661			**240,311,086**
應收押金保證金	625,803			**33,172,663**
備用金	5,456,174			**5,191,958**
其他	57,777,193			**58,237,714**
	342,378,831			**336,913,421**
減：壞賬準備	(28,306,629)	—	72,739	**(28,233,890)**
	314,072,202			**308,679,531**

其他應收款及相應的壞賬準備分析如下：

	2007年12月31日			2006年12月31日		
		佔總額			佔總額	
	金額	**比例**	**壞賬準備**	金額	比例	壞賬準備
一年以內	**307,753,913**	**91.34%**	**(31,777)**	200,101,991	58.45%	(772)
一到二年	**221,018**	**0.07%**	**(110,509)**	2,337,751	0.68%	(659,822)
二到三年	**1,110,081**	**0.33%**	**(505,198)**	832,053	0.24%	(832,053)
三年以上	**27,828,409**	**8.26%**	**(27,586,406)**	139,107,036	40.63%	(26,813,982)
	336,913,421	**100%**	**(28,233,890)**	342,378,831	100%	(28,306,629)

十一 母公司財務報表主要項目附註(續)

(1) 應收賬款、其他應收款及長期應收款(續)

(b) 其他應收款(續)

其他應收款按類別分析如下：

	2007年12月31日 金額	佔總額比例	壞賬準備	計提比例	2006年12月31日 金額	佔總額比例	壞賬準備	計提比例
單項金額								
重大(i)	**43,000,000**	**12.76%**	**(13,000,000)**	**30.23%**	13,000,000	3.80%	(13,000,000)	100.00%
其他	**293,913,421**	**87.24%**	**(15,233,890)**	**5.18%**	329,378,831	96.20%	(15,306,629)	4.65%
	336,913,421	**100%**	**(28,233,890)**	**8.38%**	342,378,831	100%	(28,306,629)	8.27%

(i) 指單項金額1000萬元以上的其他應收款。

於2007年12月31日，其他應收款中無應收持本公司5%(含5%)以上表決權股份的股東的欠款(2006年12月31日：無)。

於2007年12月31日，其他應收款前五名債務人欠款金額合計約為48,969,000元(2006年12月31日：234,821,000元)，佔其他應收賬款總額的14.53%(2006年12月31日：68.59%)。

(c) 長期應收款

	2006年12月31日	本年增加	本年減少	2007年12月31日
發放子公司委托貸款(i)	2,589,161,263			**2,792,553,157**
預付土地款(ii)	17,441,647			**17,441,647**
應收新康健公司款項(ii)	42,561,000			**30,000,000**
其他	—			**2,000,000**
	2,649,163,910			**2,841,994,804**
減：壞賬準備	(33,859,880)	(193,705,475)	3,859,880	**(223,705,475)**
	2,615,304,030			**2,618,289,329**

(i) 發放子公司委托貸款請參閱附註十二(4)(b)(viii)。

(ii) 預付土地款及應收新康健公司款項請參閱附註八(3)(c)。

十一 母公司財務報表主要項目附註(續)

(2) 長期股權投資

	2007年12月31日	2006年12月31日
子公司(a)	**2,235,626,419**	1,911,265,614
聯營企業	**13,141,104**	10,591,543
其他長期股權投資	**11,369,562**	12,069,562
減：長期股權投資減值準備(b)	**(357,363,571)**	(273,367,628)
	1,902,773,514	1,660,559,091

本公司無重大境外投資，故不存在長期投資變現及收益匯回的重大限制。

(a) 子公司

子公司名稱	初始投資成本	累計追加投資	2006年12月31日	本年增加	本年減少	2007年12月31日
深朝日	126,746,680	—	126,746,680	—	—	126,746,680
郴州公司	18,330,000	44,271,208	62,601,208	—	—	62,601,208
華南營銷	19,000,000	—	19,000,000	—	—	19,000,000
華南投資	190,000,000	—	190,000,000	—	—	190,000,000
華東控股公司	95,035,102	—	95,035,102	—	—	95,035,102
蘇州公司	500,000	—	500,000	—	—	500,000
松江公司	153,750,000	—	153,750,000	—	—	153,750,000
壽光公司	60,000,000	—	60,000,000	—	—	60,000,000
第三公司	9,842,300	—	9,842,300	—	—	9,842,300
五星公司	24,656,410	—	24,656,410	—	—	24,656,410
三環公司	69,457,513	—	69,457,513	—	—	69,457,513
北方銷售	23,984,000	—	23,984,000	—	—	23,984,000
西安公司	171,627,114	50,000,000	171,627,114	50,000,000	—	221,627,114
渭南公司	14,000,000	—	14,000,000	—	—	14,000,000
鞍山公司	30,000,000	—	30,000,000	—	—	30,000,000
興凱湖公司	19,430,000	—	19,430,000	—	—	19,430,000
密山公司	19,000,000	—	19,000,000	—	—	19,000,000
哈爾濱公司	20,900,000	58,000,000	78,900,000	—	—	78,900,000
東北銷售	8,500,000	—	8,500,000	—	—	8,500,000

十一 母公司財務報表主要項目附註(續)

(2) 長期股權投資(續)

(a) 子公司(續)

子公司名稱	初始投資成本	累計追加投資	2006年12月31日	本年增加	本年減少	2007年12月31日
蓬萊公司	30,000,000	—	30,000,000	—	—	30,000,000
榮成公司	65,103,434	—	65,103,434	—	—	65,103,434
進出口公司	4,750,000	6,000,000	10,750,000	—	—	10,750,000
第五公司	2,850,000	29,619,251	32,469,251	—	—	32,469,251
南京公司	17,394,600	—	17,394,600	—	(17,394,600)	—
嶗山公司	18,089,491	—	18,089,491	—	—	18,089,491
香港公司	533,881	41,194,800	41,728,681	—	—	41,728,681
西南營銷	—	94,300,000	94,300,000	—	—	94,300,000
開發公司	1,320,000	—	1,320,000	—	—	1,320,000
翔宏商務	950,000	4,750,000	5,700,000	—	—	5,700,000
東南營銷	79,862,688	103,550,000	183,412,688	—	—	183,412,688
長沙公司	7,000,000	40,600,000	47,600,000	—	—	47,600,000
揚州公司	1,017,142	—	1,017,142	—	—	1,017,142
魯中營銷	—	50,350,000	50,350,000	—	—	50,350,000
淮海營銷	8,000,000	47,000,000	55,000,000	—	—	55,000,000
濟南公司	80,000,000	120,000,000	80,000,000	120,000,000	—	200,000,000
廣潤隆物流	16,465,405	—	—	16,465,405	—	16,465,405
成都公司	150,000,000	—	—	150,000,000	—	150,000,000
文化傳播	5,290,000	—	—	5,290,000	—	5,290,000
	1,563,385,760	**689,635,259**	**1,911,265,614**	**341,755,405**	**(17,394,600)**	**2,235,626,419**

(b) 根據附註四(16)所述的會計政策，於2007年度，本公司對有減值跡象的子公司進行了減值測試，並根據測試的結果對處於東北地區的子公司哈爾濱公司和興凱湖公司分別提取了約人民幣78,900,000元和約人民幣5,096,000元，合計約人民幣83,996,000元的減值準備。

(除特別註明外，金額單位為人民幣)

十一 母公司財務報表主要項目附註 *(續)*

(3) 營業收入和營業成本

	2007年度	2006年度
主營業務收入	**5,907,676,024**	4,548,142,750
其他業務收入	**130,475,770**	138,778,369
	6,038,151,794	4,686,921,119

(a) 主營業務收入和主營業務成本

	2007年度		2006年度	
	主營業務收入	**主營業務成本**	主營業務收入	主營業務成本
啤酒銷售	**5,907,676,024**	**(3,523,475,118)**	4,548,142,750	(2,718,502,563)

於2007年度，本公司向前五名客戶銷售的收入總額約為565,481,000元，約佔本公司全年營業收入的9%(2006年：約為359,442,000元，約佔8%)。

(b) 其他業務收入和其他業務成本

	2007年度		2006年度	
	其他業務收入	**其他業務成本**	其他業務收入	其他業務成本
銷售材料	**113,400,085**	**(112,733,870)**	120,391,629	(119,180,349)
其他	**17,075,685**	**(7,578,724)**	18,386,740	(7,997,381)
	130,475,770	**(120,312,594)**	138,778,369	(127,177,730)

十一 母公司財務報表主要項目附註(續)

(4) 投資收益

	2007年度	2006年度
交易性金融資產收益／(損失)	**(3,905,183)**	7,790,983
按權益法享有或分擔的被投資公司淨損益的份額	**4,278,674**	5,717,477
按成本法核算的被投資公司宣告發放的股利	**24,455,505**	118,469,187
長期股權投資轉讓損失	**—**	(42,838,187)
委托貸款收益	**126,958,219**	55,122,536
被投資單位處置損失	**(4,168,513)**	—
其他	**—**	(179,562)
	147,618,702	144,082,434

十二 關聯方關係及其交易

(1) 子公司

子公司的基本情況及相關信息見附註七。

(2) *不存在控制關係的關聯方的性質*

關聯企業名稱	與本集團的關係
青啤集團公司	主要投資者之一
Anheuser-BuschCompanies,Inc.(「A-B公司」)	主要投資者之一
青島啤酒貿業有限公司*(i)*	部分相同董事及相同主要股東
青島啤酒房地產有限公司	部分相同董事及相同主要股東
青島啤酒工程有限公司	部分相同董事及相同主要股東
文化傳播公司*(ii)*	部分相同董事及相同主要股東
青島啤酒(廣州)總經銷有限公司(「廣州總經銷」)	聯營公司
北京青島啤酒銷售有限責任公司	聯營公司
遼寧沈青公司	聯營公司
歐洲公司	聯營公司
朝日飲品公司	聯營公司
招商物流公司	聯營公司

(i) 該公司已於2007年9月30日註銷。

(ii) 於2007年12月之前，文化傳播公司因與本集團有部分相同董事而成為本集團的關聯方。於2007年12月，文化傳播公司成為本公司之子公司，因此，於2007年12月31日，文化傳播公司不再是本集團之關聯方。

十二 關聯方關係及其交易(續)

(3) 關聯交易

(a) 定價政策

本集團銷售給關聯方的產品以及從關聯方購買原材料的價格按雙方協議價作為定價基礎。

(b) 本集團的關聯交易

(i) 採購貨物

	2007年度	2006年度
朝日飲品公司	**1,295,958**	439,151

2007年度本集團向關聯方採購貨物佔該種貨物採購總額的0.01%(2006年度：0.01%)。

(ii) 銷售貨物

	2007年度	2006年度
遼寧沈青公司	**177,616,716**	166,131,556
歐洲公司	**90,893,506**	79,426,630
文化傳播公司(截至2007年11月)	**2,873,549**	898,061
	271,383,771	246,456,247

2007年度本集團向關聯方銷售貨物佔銷售總額的1.98%(2006年度：2.08%)。

(iii) 為本集團提供設備安裝工程服務

	2007年度	2006年度
青島啤酒工程有限公司	**43,335,806**	3,788,476

十二 關聯方關係及其交易 *(續)*

(3) 關聯交易 *(續)*

(b) *本集團的關聯交易 (續)*

(iv) *為本集團提供物流服務 (包括代墊款項)*

	2007年度	2006年度
招商物流公司	**280,509,070**	219,272,547

(v) *為關聯方提供擔保*

	2007年度	2006年度
朝日飲品公司	**22,000,000**	16,000,000

2007年度本集團向關聯方提供擔保佔對外擔保總額的100% (2006年度：100%)。

(vi) *從關聯方購買子公司*

於2007年度，本集團從青啤集團公司購買了其持有的文化傳播公司100%股權，請參見附註七(1)(a)(iii)。

(c) *關鍵管理人員薪酬*

	2007年度	2006年度
關鍵管理人員薪酬	**5,787,184**	3,451,713

(d) *本公司的關聯交易*

(i) *從子公司採購材料*

	2007年度	2006年度
翔宏商務	**18,189,680**	26,223,251
武威公司	**5,661,996**	—
	23,851,676	26,223,251

十二 關聯方關係及其交易(續)

(3) 關聯交易(續)

(d) 本公司的關聯交易(續)

(ii) 從子公司採購貨物

	2007年度	2006年度
第五公司	**443,947,123**	325,854,048
壽光公司	**333,111,299**	263,929,853
第三公司	**200,317,972**	184,128,413
日照公司	**173,145,056**	111,931,410
潍坊公司	**150,721,675**	28,081,069
北方銷售	**131,569,077**	101,711,195
滕州公司	**121,675,107**	55,344,203
薛城公司	**112,610,605**	106,006,459
台州公司	**47,098,365**	24,554,782
鞍山公司	**33,861,261**	9,376,419
深朝日	**12,153,005**	4,960,410
菏澤公司	**10,166,881**	—
榮城公司	**10,156,803**	24,508,964
平原公司	**4,415,335**	—
廊坊公司	**4,218,557**	—
	1,789,168,121	1,240,387,225

十二 關聯方關係及其交易(續)

(3) 關聯交易(續)

(d) 本公司的關聯交易(續)

(iii) 向子公司出售材料

	2007年度	2006年度
珠海公司	**40,586,384**	—
第五公司	**21,369,873**	19,876,929
五星公司	**13,630,080**	19,673,362
台兒莊公司	**9,971,290**	9,692,386
揚州公司	**5,832,534**	328,632
第三公司	**3,356,908**	8,744,145
三環公司	**2,758,726**	5,227,752
馬鞍山公司	**2,596,615**	5,393,376
興凱湖公司	**1,264,103**	164,103
哈爾濱公司	**789,744**	—
重慶公司	**748,718**	—
三水公司	**443,000**	4,259,829
榆林公司	**307,692**	—
蕪湖公司	**194,872**	—
日照公司	**188,034**	2,350,885
薛城公司	**183,420**	—
濰坊公司	**65,709**	2,107,230
深朝日	**—**	14,546,538
郴州公司	**—**	3,943,590
黄石公司	**—**	822,564
應城公司	**—**	823,077
南寧公司	**—**	500,000
松江公司	**—**	8,714,701
台州公司	**—**	392,595
西安公司	**—**	4,433,333
重慶公司	**—**	2,014,056
廈門公司	**—**	1,429,915
福州公司	**—**	660,043
	104,287,702	116,099,041

向子公司出售材料主要系母公司向子公司出售的麥芽。

十二 關聯方關係及其交易(續)

(3) 關聯交易(續)

(d) 本公司的關聯交易(續)

(iv) 銷售貨物

	2007年度	2006年度
子公司		
—東南營銷	**151,321,415**	92,614,167
—香港公司	**51,454,259**	45,334,119
—西安公司	**9,443,506**	3,982,891
—上海銷售	**8,520,582**	24,104,545
—華南營銷	**8,137,593**	20,496,764
—廣潤隆物流	**6,337,404**	—
—翔宏商務	**5,421,326**	4,940,693
—西南營銷	**—**	136,752
其他關聯方		
—遼寧沈青公司	**177,616,716**	166,131,556
—歐洲公司	**90,893,506**	79,426,630
	509,146,307	437,168,117

(v) 接受其他關聯方的物流勞務(包括代墊款項)

	2007年度	2006年度
招商物流公司	**280,509,070**	219,272,547

(vi) 接受其他關聯方的設備安裝工程服務

	2007年度	2006年度
青島啤酒工程有限公司	**8,509,102**	3,552,331

(vii) 從其他關聯方購買子公司

於2007年度，本公司從青啤集團公司購買了其持有的文化傳播公司100%股權，請參見附註七(1)(a)(iii)。

十二 關聯方關係及其交易(續)

(3) 關聯交易(續)

(d) 本公司的關聯交易(續)

(viii) 收取子公司委托貸款利息

	2007年度	2006年度
甘肅農墾	**9,185,970**	7,423,553
五星公司	**8,166,252**	4,153,592
三環公司	**7,938,137**	1,937,296
華南營銷	**6,894,226**	—
薛城公司	**6,850,333**	962,536
彭城公司	**6,161,778**	381,402
興凱湖公司	**5,462,768**	666,333
菏澤公司	**5,264,991**	675,674
漳州公司	**5,082,900**	1,013,946
第三公司	**4,804,569**	759,840
馬鞍山公司	**4,525,414**	186,244
武威公司	**4,004,155**	3,922,657
廊坊公司	**3,999,664**	1,324,056
蕪湖公司	**3,955,131**	826,587
第五公司	**3,277,523**	1,182,375
北方銷售	**3,134,495**	946,775
濰坊公司	**3,086,455**	169,790
台州公司	**2,980,474**	958,448
重慶公司	**2,854,326**	218,498
黃石公司	**2,643,413**	1,745,655
濟南公司	**2,616,705**	—
東南營銷	**2,499,172**	295,425
福州公司	**2,497,123**	1,520,709
上海銷售	**2,355,483**	89,213
滕州公司	**2,233,683**	778,244
日照公司	**1,905,736**	34,008
哈爾濱公司	**1,765,383**	357,978
蘇州公司	**1,329,186**	531,304
台兒莊公司	**1,323,230**	46,448
蓬萊公司	**1,197,372**	—
徐州公司	**984,445**	260,775
應城公司	**794,686**	1,170,315
宿遷公司	**788,686**	122,851
平原公司	**772,200**	—
壽光公司	**714,150**	533,625
榮成公司	**623,207**	132,534

十二 關聯方關係及其交易(續)

(3) 關聯交易(續)

(d) 本公司的關聯交易(續)

(viii) 收取子公司委托貸款利息(續)

	2007年度	2006年度
華南投資	**602,708**	14,279,708
長沙公司	**531,619**	964,140
東北銷售	**467,067**	205,719
鞍山公司	**439,061**	—
密山公司	**159,120**	—
開發公司	**85,223**	—
郴州公司	**—**	298,350
三水公司	**—**	1,137,358
南寧公司	**—**	2,908,575
	126,958,219	55,122,536

(e) 為子公司提供擔保

	2007年度	2006年度
進出口公司*(i)*	**85,000,000**	—
日照公司*(ii)*	**17,545,833**	—
長沙公司*(ii)*	**1,850,000**	—
第三公司*(ii)*	**—**	6,850,000
華南營銷*(ii)*	**—**	104,000,000
	104,395,833	110,850,000

(i) 系本公司為子公司開具信用證提供擔保。

(ii) 系本公司為子公司開具票據提供擔保。

十二 關聯方關係及其交易 *(續)*

(4) 關聯方應收、應付款項餘額

(a) 本集團與關聯方應收、應付款項餘額

(i) 應收賬款和長期應收款

	2007年 12月31日	2006年 12月31日
廣州總經銷*	**33,859,000**	57,560,810
歐洲公司	**30,413,101**	20,930,945
北京青島啤酒銷售有限責任公司	**11,245,784**	11,245,784
青島啤酒實業有限公司	**—**	337,570
	75,517,885	90,075,109

* 請參閱附註八(3)(c)(ii)。

於2007年12月31日，本集團應收關聯方款項佔應收款項總額19.92%(2006年12月31日：21.88%)，計提的壞賬準備金額為45,104,784元(2006年12月31日：45,442,354元)。

(ii) 其他應收款

	2007年 12月31日	2006年 12月31日
招商物流公司	**969,190**	5,051,572
青島啤酒工程有限公司	**—**	357,033
	969,190	5,408,605

於2007年12月31日，本集團其他應收關聯方款項佔其他應收款總額0.34%(2006年12月31日：2.15%)，未對此部分款項計提壞賬準備(2006年12月31日：無)。

十二 關聯方關係及其交易(續)

(4) 關聯方應收、應付款項餘額(續)

(a) 本集團與關聯方應收、應付款項餘額(續)

(iii) 應付賬款

	2007年12月31日	2006年12月31日
朝日飲品公司	**50,484**	20,405
青島啤酒工程有限公司	**7,170**	8,910
	57,654	29,315

於2007年12月31日，本集團應付關聯方款項佔應付賬款總額0.01%(2006年12月31日：0.01%)。

(iv) 預收賬款

	2007年12月31日	2006年12月31日
遼寧沈青	**6,155,886**	306,881

於2007年12月31日，本集團預收關聯方款項佔預收款項總額1.28%(2006年12月31日：0.16%)。

(v) 其他應付款

	2007年12月31日	2006年12月31日
青島啤酒工程有限公司	**13,865,059**	487,926
招商物流公司	**514,636**	377,776
青啤集團公司	**210,520**	35,193
	14,590,215	900,895

於2007年12月31日，本集團應付關聯方款項佔其他應付賬款總額0.83%(2006年12月31日：0.06%)。

十二 關聯方關係及其交易(續)

(4) 關聯方應收、應付款項餘額(續)

(a) 本集團與關聯方應收、應付款項餘額(續)

(vi) 長期應付款

於2003年10月，香港公司與A-B公司簽訂一份借款協議。根據該協議，香港公司向A-B公司借款美金15,000,000元(折合成人民幣109,569,000元)。該借款年利率為1%，無抵押，借款期限為5年，本金應於2008年10月29日償還。本公司已為該借款之償還提供擔保。

(vii) 向本集團貸款

	2007年 12月31日	2006年 12月31日
青啤集團公司	**70,000,000**	65,000,000

上述貸款系青啤集團公司通過銀行發放給揚州公司的委托貸款，該貸款無抵押，利率為6.156%-6.561%。2007年揚州公司共向青啤集團公司支付利息約3,520,451元(2006年：3,248,000元)。

除上述(4)(a)(vi)、(vii)所述的長期應付款及借款，本集團與其他關聯企業的往來賬款均無擔保及無固定還款期，亦無須計提利息。

(b) 本公司與關聯方應收、應付款項餘額

(i) 應收賬款和長期應收款

	2007年 12月31日	2006年 12月31日
子公司		
—東南營銷	**48,279,084**	8,525,928
—五星公司	**10,401,990**	—
—香港公司	**4,610,844**	2,571,793
—廣潤隆物流	**3,930,020**	—
—揚州公司	**1,177,292**	1,177,728
—東北銷售	**500,000**	800,062
—上海銷售	**408,000**	436,560
—華南營銷	—	640,696
—西安公司	—	508,200
—第三公司	—	2,715,418
其他關聯方		
—北京青島啤酒銷售有限責任公司	**11,245,784**	11,245,784
—廣州總經銷	**33,859,000**	57,560,810
—歐洲公司	**30,413,102**	20,930,945
	144,825,116	107,113,924

十二 關聯方關係及其交易(續)

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與關聯方應收、應付款項餘額(續)

(ii) 其他應收款－子公司

	2007年12月31日	2006年12月31日
廈門公司	**106,030,000**	106,030,000
東南營銷	**45,926,496**	45,926,496
淮海營銷	**28,636,071**	17,622,022
上海銷售	**18,879,297**	18,879,297
西南營銷	**17,418,371**	17,418,371
翔宏商務	**6,033,453**	5,694,528
北方銷售	**4,141,690**	4,141,690
第五公司	**2,394,806**	2,394,806
魯中營銷	**2,293,104**	2,293,104
華南營銷	**1,855,623**	1,855,623
南京銷售	**1,795,895**	1,795,895
東北銷售	**1,780,592**	1,780,592
杭州銷售	**1,155,996**	1,155,996
五星公司	**776,308**	—
開發公司	**540,344**	1,025,941
蕪湖公司	**500,000**	500,000
馬鞍山公司	**140,837**	—
三環公司	**11,176**	—
重慶公司	**1,027**	1,027
南寧公司	**—**	3,716
西安公司	**—**	50,000,557
	240,311,086	278,519,661

十二 關聯方關係及其交易 *(續)*

(4) 關聯方應收、應付款項餘額 *(續)*

(b) 本公司與關聯方應收、應付款項餘額 *(續)*

(iii) *預付賬款－子公司*

	2007年12月31日	2006年12月31日
武威公司	**13,600,000**	—
北方銷售	**10,694,397**	—
濰坊公司	**3,996,338**	—
台州公司	**3,904,253**	—
薛城公司	**1,336,737**	257,489
平原公司	**314,448**	—
	33,846,173	257,489

(iv) *應收利息*

	2007年12月31日	2006年12月31日
應收子公司委託貸款利息*	**27,335,919**	15,130,661

* 委托貸款本金請參閱附註十二(4)(b)(viii)。

(除特別註明外，金額單位為人民幣)

十二 關聯方關係及其交易(續)

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與關聯方應收、應付款項餘額(續)

(v) 應付賬款－子公司

	2007年12月31日	2006年12月31日
壽光公司	**18,353,014**	5,481,377
第五公司	**13,457,371**	4,749,175
第三公司	**6,260,501**	—
日照公司	**3,748,726**	2,117,974
滕州公司	**3,429,691**	2,674,494
深朝日	**2,321,472**	—
荷澤公司	**1,262,451**	—
鞍山公司	**1,083,760**	—
翔宏商務	**627,101**	1,529,901
榮成公司	**132,173**	91,036
台州公司	**—**	494,497
濰坊公司	**—**	403,198
北方銷售	**—**	814,310
	50,676,260	18,355,962

十二 關聯方關係及其交易(續)

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與關聯方應收、應付款項餘額(續)

(vi) 其他應付款

	2007年 12月31日	2006年 12月31日
子公司		
—華南投資	**60,825,208**	60,825,208
—東南營銷	**15,066,363**	7,047,533
—北方銷售	**4,991,766**	5,843,568
—文化傳播公司	**66,331**	—
—華南營銷	**2,249**	2,600
—西南營銷	**656**	44,842
—松江公司	**—**	112,875
—南京公司	**—**	13,000,000
—揚州公司	**—**	12,356
—三環公司	**—**	17,178
—西安公司	**—**	104,000
其他關聯方		
—青島啤酒工程有限公司	**5,630,165**	352,005
	86,582,738	87,362,165

(vii) 預收賬款

	2007年 12月31日	2006年 12月31日
子公司		
—馬鞍山公司	**6,960**	—
—珠海公司	**—**	10,000,000
—台兒莊公司	**1,000,000**	500,000
—翔宏商務	**—**	34,596
其他關聯方		
—遼寧沈青	**6,155,886**	306,881
	7,162,846	10,841,477

十二 關聯方關係及其交易(續)

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與關聯方應收、應付款項餘額(續)

(viii) 長期應收款－子公司

	2007年 12月31日	2006年 12月31日
三環公司	**187,200,000**	140,600,000
濟南公司	**175,000,000**	—
甘肅農墾	**164,920,909**	167,000,000
第三公司	**161,170,000**	71,170,000
彭城公司	**158,270,000**	67,270,000
菏澤公司	**154,400,000**	148,900,000
五星公司	**152,980,000**	152,980,000
薛城公司	**145,630,000**	145,631,141
馬鞍山公司	**130,000,000**	136,000,000
興凱湖公司	**117,220,000**	112,820,000
華南營銷	**105,000,000**	—
廊坊公司	**99,090,000**	74,090,000
漳州公司	**96,900,000**	66,900,000
濰坊公司	**84,180,000**	79,180,000
蕪湖公司	**79,290,000**	94,290,000
武威公司	**77,000,000**	77,000,000
台州公司	**65,700,000**	65,700,000
北方銷售	**59,931,249**	60,000,000
日照公司	**59,235,946**	9,240,000
重慶公司	**53,000,000**	53,000,000
福州公司	**50,000,000**	50,000,000
東南營銷	**50,000,000**	49,994,209
上海銷售	**47,300,000**	47,275,085
滕州公司	**46,020,000**	46,412,472
第五公司	**44,000,000**	70,139,358
哈爾濱公司	**36,577,486**	31,500,000
蓬萊公司	**28,300,000**	21,988,998
台兒莊公司	**24,000,000**	24,000,000
蘇州公司	**20,930,000**	27,930,000
壽光公司	**20,000,000**	20,000,000

十二 關聯方關係及其交易(續)

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與關聯方應收、應付款項餘額(續)

(viii) 長期應收款－子公司(續)

	2007年 12月31日	2006年 12月31日
徐州公司	**18,000,000**	18,000,000
榮成公司	**17,557,567**	3,500,000
鞍山公司	**17,000,000**	—
平原公司	**16,500,000**	16,500,000
宿遷公司	**15,000,000**	15,000,000
東北銷售	**9,000,000**	10,000,000
密山公司	**3,400,000**	3,400,000
廣潤隆物流	**2,850,000**	—
華南投資	**—**	185,000,000
黃石公司	**—**	137,000,000
長沙公司	**—**	55,000,000
應城公司	**—**	34,750,000
	2,792,553,157	2,589,161,263
減：減值準備	**(193,705,475)**	—
	2,598,847,682	2,589,161,263

上述長期應收款系本公司通過銀行發放給子公司的委托貸款淨值。

十三 承諾事項

(1) 資本性承諾事項

以下為於資產負債表日，已簽約而尚不必在財務報表上確認的資本支出承諾：

	2007年 12月31日	2006年 12月31日
建築工程	**262,806,748**	132,069,451

(2) 經營租賃承諾事項

根據已簽訂的不可撤消的經營性租賃合同，未來最低應支付租金匯總如下：

	2007年 12月31日	2006年 12月31日
一年以內	**23,280**	342,720

(3) 採購承諾事項

	2007年 12月31日	2006年 12月31日
採購原材料	**275,250,616**	87,203,368

(4) 投資及其他承諾事項

	2007年 12月31日	2006年 12月31日
投資及其他	**165,206,801**	94,116,741

十四 首次執行企業會計準則

按原會計準則和制度列報的2006年年初及年末合併股東權益、2006年度合併淨利潤調整為按企業會計準則列報的合併股東權益及合併淨利潤的調節項目列示如下：

	2006年1月1日 合併股東權益	2006年度 合併淨利潤	2006年12月31日 合併股東權益
按原會計準則和制度列報的金額	4,941,429,679	434,896,827	5,223,721,630
少數股東權益轉入	631,810,452	343,460	539,266,746
長期股權投資差額	46,974,719	(12,693,970)	34,280,749
其中：同一控制下企業合併形成的長期股權投資差額	—	(79,759)	(79,759)
其他採用權益法核算的長期股權投資貸方差額	46,974,719	(12,614,211)	34,360,508
商譽	(37,558,221)	11,431,836	(26,126,385)
其中：同一控制下企業合併產生的商譽	1,027,523	685,015	1,712,538
非同一控制下企業合併產生商譽的減值準備	—	—	—
以公允價值計量且其變動計入當期損益的金融資產以及可供出售金融資產	(90,000)	(3,659,000)	(3,749,000)
金融工具分拆	—	—	(31,800,000)
企業合併所涉及的調整歸屬於少數股東的部分	(54,191,791)	—	(54,239,784)
其他	(6,912,393)	6,912,393	—
按企業會計準則列報的金額	5,521,462,445	437,231,546	5,681,353,956

本公司於2007年1月1日首次執行企業會計準則，並在2006年年度報告的新舊會計準則合併股東權益差異調節表中披露了按照企業會計準則追溯調整後的2007年1月1日的股東權益。在編制本財務報表時，本公司按照《企業會計準則解釋第1號》的要求，對首次執行日有關資產、負債及股東權益項目的賬面餘額進行了覆核，無需對上述2007年1月1日的股東權益作出修正。

十五 或有負債

(a) 根據國務院及青島市政府於1998年頒布有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償符合資格的職工的住房福利。於2007年12月31日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣布任何有住房分配貨幣化補貼的計劃。經諮詢律師意見後，本公司董事認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠依據要求本集團及本公司為此作出撥備。

(b) 如附註六所述，本集團仍有與以往年度有關的潛在所得税風險事項尚未處理。本公司董事認為不能可靠估計其影響，因此，本財務報表中並未針對可能產生的以前年度所得税差異提取準備。

(c) 截至2007年12月31日止，本公司之子公司青島啤酒第五有限公司為青島青啤朝日飲品有限公司的22,000,000元銀行借款提供了保證，借款期限自2007年7月16日至2008年7月15日止。

(d) 2000年4月，本公司受讓原徐州匯福集團(簡稱「匯福集團」)啤酒生產部分除流動資產以外的所有資產，設立彭城公司。2005年11月，由於匯福集團破產，三九企業集團作為匯福集團的連帶保證人，為匯福集團向中國建設銀行徐州市分行的銀行借款人民幣6,350,000元承擔了擔保責任，共代匯福集團償還債務約10,500,000元及其他費用約1,534,000元。2007年10月8日，三九企業集團向徐州市中級人民法院提起訴訟，要求本公司、彭城公司、徐州市財政局及徐州市輕工業公司連帶清償三九企業集團的本金及利息共計12,135,000元。此案已經徐州市中級人民法院立案，截至本財務報告批准報出日，該事項正在進一步審理中。經參考法律顧問意見後，本公司董事認為其結果不會對本集團產生重大不利影響，因此無需計提準備。

十六 資產負債表日後事項

(a) 收購少數股東股權事項

本公司通過西安產權交易中心公開交易的方式，受讓西安工業資產經營有限公司(以下簡稱「西安工業公司」)持有的西安公司23.9%股權。根據公開掛牌結果，本公司以人民幣1.71億元的價格受讓該股權，並於2007年12月28日與西安工業公司簽訂股權轉讓協議。根據協議規定，股權過戶手續的完成以西安公司在工商登記主管機關完成變更登記為准。上述工商登記變更手續於2008年1月25日完成。變更後，本公司持有西安公司100%的股權。

(b) 發行分離交易可轉債

本公司擬發行的認股權和債券分離交易的可轉換公司債券(簡稱「分離交易可轉債」)於2008年3月28日獲中國證監會證監許可[2008]445號文核准，並於2008年4月2日在上海證券交易所向符合條件的A股投資者發行。本次共發行15億元分離交易可轉債，每張面值為100元人民幣，按票面金額平價發行，債券期限為6年，票面利率為0.8%，每手分離交易可轉債的最終認購人可以同時獲得發行人派發的70份認股權證，權證的存續期自認股權證上市之日起18個月，行權期間為認股權證存續期最後五個交易日，行權比例為2:1，即每2份認股權證代表1股發行人發行的A股股票的認購權利，初始行權價格為28.32元。

十六 資產負債表日後事項 *(續)*

上述發行已經於2008年4月9日完成，共融資約人民幣14.72億元。本次發行的公司債券及認股權證已於4月18日在上海證券交易所掛牌上市。

十七 扣除非經常性損益後的淨利潤

	2007年度	2006年度
淨利潤	**598,000,523**	437,231,546
減：處置非流動資產收益	**(11,493,507)**	(35,856,104)
政府補助	**(96,202,192)**	(66,042,782)
其他營業外收支淨額	**(10,477,432)**	4,265,876
應付福利費沖銷	**(57,549,597)**	—
非經常性損益的所得稅影響數	**28,042,777**	14,927,778
扣除非經常性損益後的淨利潤	**450,320,572**	354,526,314

(1) 非經常性損益明細表編製基礎

根據《公開發行證券公司信息披露規範問答第01號－非經常性損益》的規定，非經常性損益是指公司發生的與經營業務無直接關係，以及雖與經營業務相關，但由於其性質、金額或發生頻率，影響了正常反映公司經營、盈利能力的各項交易、事項產生的損益。

1. 中文名稱：青島啤酒股份有限公司

2. 法定代表人：李桂榮

3. 董事會秘書：袁璐
證券事務代表：張瑞祥
聯繫地址：山東省青島市香港中路
五四廣場
青啤大廈
1405室
股權管理總部
郵政編碼：266071
電話：86-532-85713831
傳真：86-532-85713240
電子信箱：secretary@tsingtao.com.cn

4. 註冊地址：山東省青島市登州路56號
辦公地址：山東省青島市香港中路
五四廣場青啤大廈
郵政編碼：266071
公司網址：www.tsingtao.com.cn
電子信箱：info@tsingtao.com.cn

5. 公司股票上市交易所：

A股：上海證券交易所
股票簡稱：青島啤酒
代碼：600600
H股：香港聯合交易所
股票簡稱：青島啤酒
代碼：0168

6. 未上市股票托管機構：
中國證券登記結算有限責任公司上海分公司

7. 會計師事務所：
(1) 羅兵咸永道會計師事務所，地址為香港中環太子大廈22樓
(2) 普華永道中天會計師事務所有限公司，地址為上海市湖濱路202號普華永道中心11樓

8. 法律顧問：
(1) 孖士打律師行，地址為香港中環遮打道10號太子大廈16-19樓
(2) 北京市海問律師事務所，地址為北京市朝陽區東三環北路2號北京南銀大廈21層

1. English Name: Tsingtao Brewery Company Limited

2. Legal Representative: LI Gui Rong

3. Secretary to the Board: YUAN Lu
Representative for Securities Affairs: ZHANG Rui Xiang
Address: Secretaries' Office to the Board of Directors
Room 1405
Tsingtao Beer Tower
May Fourth Square
Hong Kong Road Central, Qingdao
Postal Code: 266071
Tel: 86-532-85713831
Fax: 86-532-85713240
E-mail: secretary@tsingtao.com.cn

4. Registered Address: No. 56, Dengzhou Road, Qingdao, Shandong Province
Business Address: Tsingtao Beer Tower, May Fourth Square
Hong Kong Road Central, Qingdao
Shandong Province
Postal Code: 266071
Company Website: www.tsingtao.com.cn
E-mail: info@tsingtao.com.cn

5. Stock Exchanges on which the Company's shares are listed:

A share: Shanghai Stock Exchange
Stock Name: 青島啤酒
Stock Code: 600600
H share: The Stock Exchange of Hong Kong Limited
Stock Name: TSINGTAO BREW
Stock Code: 0168

6. Custodian of unlisted shares:
China Securities Depository and Clearing Corporation Limited, Shanghai Branch

7. Auditors
(1) PricewaterhouseCoopers at 22/F Prince's Building, Central, Hong Kong
(2) PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company at 11/F PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai

8. Legal advisers:
(1) JSM at 16th to 19th Floors, Prince's Building, 10 Chater Road, Central, Hong Kong
(2) Haiwen & Partners at 21st Floor, Beijing Silver Tower, No. 2, Dong San Huan North Road, Chaoyang District, Beijing

2007
ANNUAL REPORT
年度報告

青 島 啤 酒 股 份 有 限 公 司
TSINGTAO BREWERY CO., LTD.

IMPORTANT

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your overseas listed foreign shares in Tsingtao Brewery Company Limited, you should at once hand this circular together with proxy forms attached hereto to the purchaser or to the bank, stockbroker or whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

TSINGTAO 青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, THE ORDER OF MEETING FOR SHAREHOLDERS' GENERAL MEETING, THE ORDER OF MEETING FOR THE BOARD OF DIRECTORS AND THE ORDER OF MEETING FOR THE SUPERVISORY COMMITTEE AND PROPOSED APPOINTMENT AND RE-ELECTION OF DIRECTORS AND SHAREHOLDERS' REPRESENTATIVE SUPERVISORS AND NOTICE CONVENING THE ANNUAL GENERAL MEETING

RECEIVED
2008 MAY 19 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The notice convening the annual general meeting of Tsingtao Brewery Company Limited (the "Company") to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, the People's Republic of China (the "PRC") on 10 June 2008 (Tuesday), at 9:00 a.m. (the "AGM") is reproduced on pages 24 to 27 of this circular.

25 April 2008

CONTENTS

Page

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

Executive Directors:
Mr. Li Guirong *(Chairman)*
Mr. Jin Zhiguo *(Vice Chairman)*
Mr. Sun Mingbo
Mr. Liu Yingdi
Mr. Sun Yuguo

Non-executive Directors:
Mr. Stephen J. Burrows *(Vice Chairman)*
Mr. Mark F. Schumm

Independent Directors:
Mr. Chu Zhengang
Mr. Fu Yang
Ms. Li Yan
Mr. Poon Chiu Kwok

Legal Address:
56 Dengzhou Road
Qingdao, Shandong Province
People's Republic of China

Office Address:
Tsingtao Beer Tower
May Fourth Square
Hongkong Road Central
Qingdao, Shandong Province
People's Republic of China
266071

25 April 2008

To the holders of H Shares

Dear Sir/Madam,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, THE ORDER OF MEETING FOR SHAREHOLDERS' GENERAL MEETING, THE ORDER OF MEETING FOR THE BOARD OF DIRECTORS AND THE ORDER OF MEETING FOR THE SUPERVISORY COMMITTEE AND PROPOSED APPOINTMENT AND RE-ELECTION OF DIRECTORS AND SHAREHOLDERS' REPRESENTATIVE SUPERVISORS AND NOTICE CONVENING THE ANNUAL GENERAL MEETING

AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND ITS ADDENDA

In September 2007, the Qingdao Regulatory Bureau of China Securities Regulatory Commission conducted an on-site inspection of the Campaign to Strengthen Corporate Governance of Listed Companies in respect of the Company, and a notification letter concerning the corporate governance issues of the Company has been issued. Pursuant to the requirements of the letter and based on the actual situation of the Company, the Board of Directors of the Company proposes to amend the Articles of Association of the Company and its addenda, namely the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee.

The proposed amendments to the Articles of Association and its addenda, namely the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee are set out in Appendix I to this circular for your reference.

PROPOSED APPOINTMENT AND RE-ELECTION OF DIRECTORS AND SHAREHOLDERS' REPRESENTATIVE SUPERVISORS

The Company proposes to nominate the following persons for election at the AGM as Directors in place of the existing Directors who are due to retire upon conclusion of the AGM.

Executive Directors:

(1) Mr. Jin Zhi Guo (re-election);

(2) Mr. Wang Fan (new appointment);

(3) Mr. Sun Ming Bo (re-election);

(4) Mr. Liu Ying Di (re-election); and

(5) Mr. Sun Yu Guo (re-election).

Non-executive Directors:

(1) Mr. Stephen J. Burrows (re-election); and

(2) Mr. Mark F. Schumm (re-election).

Independent Directors:

(1) Mr. Fu Yang (re-election);

(2) Ms. Li Yan (re-election);

(3) Mr. Poon Chiu Kwok (re-election); and

(4) Ms. Wang Shu Wen (new appointment).

The Company proposed to nominate the following persons for election at the AGM as shareholders' representative Supervisors in place of the existing shareholders' representative Supervisors who are due to retire upon conclusion of the AGM. (The staff representative Supervisors will be elected by the Company's staff by democratic means pursuant to the Articles of Association of the Company. The biography of those Supervisors will be announced separately.)

(1) Mr. Du Chang Gong (new appointment);

(2) Ms. Frances Zheng (re-election).

(3) Mr. Liu Qing Yuan (re-election); and

(4) Mr. Zhong Ming Shan (re-election).

The particulars of the Directors and shareholders' representative Supervisors proposed for appointment and re-election are set out in Appendix II to this circular. The Independent Directors are proposed to be appointed pursuant to Rule 3.10 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Company will issue an announcement as required under Rule 13.51 of the Listing Rules as soon as practicable when the appointment and re-election of the proposed Directors and shareholders' representative Supervisors are confirmed at the AGM.

ANNUAL GENERAL MEETING

The notice convening the annual general meeting of the Company to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, the PRC on 10 June 2008 (Tuesday), at 9:00 a.m. is reproduced on pages 24 to 27 of this circular.

A proxy form for use at the AGM ("Proxy Form") is enclosed hereto in connection with the AGM. To be valid, the Proxy Form and notarially certified power of attorney or other documents of authorisation must be delivered to the Equity Management Department of the Company at Tsingtao Beer Tower, May Fourth Square, Hongkong Road Central, Qingdao, the PRC no less than 24 hours before the time appointed for holding of the AGM.

The proposed amendments to the Articles of Association and its addenda, namely the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee, are subject to the approval of the shareholders of the Company by way of special resolution and approval and/or endorsement on registration as may be required by the relevant PRC authorities.

Pursuant to Article 77 of the existing Articles of Association, at any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) one or more shareholders (including proxies) holding, either calculated separately or in aggregate, one-tenth or more of the shares carrying the right to vote at the meeting.

RECOMMENDATION

The Directors consider that the proposed amendments to the Articles of Association and its addenda, namely the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee, and the proposed appointment and re-election of Directors and shareholders' representative Supervisors, are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend the shareholders to vote in favour of the resolutions which will be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
LI GUIRONG
Chairman

The proposed amendments to the Articles of Association and its addenda, namely the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee, are prepared in Chinese and the English version set out below is therefore a translation only. Should there be any inconsistencies, the Chinese version shall prevail.

A. ARTICLES OF ASSOCIATION

1. Article 21 of Articles of Association:

"The shareholding structure of the Company after the aforementioned share issuance and conversion is 1,308,219,178 ordinary shares, of which 399,820,000 shares are held by the promoter (upon incorporation of the Company, the promoter cancelled the registration as a legal person, and the shares held by the promoter was held by the State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao), 200,000,000 shares are held by the holders of domestic listed domestic shares, 53,330,000 shares are held by holders of other domestic shares, 655,069,178 shares are held by holders of overseas listed foreign shares."

is hereby amended as follows:

"The shareholding structure of the Company is 1,308,219,178 ordinary shares, of which 653,150,000 are held by holders of domestic listed domestic shares and 655,069,178 shares are held by holders of overseas listed foreign shares."

2. To add the following as Article 55 of the Articles of Association:

"The appropriation of company capital shall be strictly restricted to the operational capital flows between the controlling shareholder and other affiliates with the Company. The controlling shareholder and other affiliates shall not request the Company to advance any periodical expenses on salaries, benefits, insurance and advertisement etc. on their behalf, and each party shall not undertake costs and other expenses on behalf of any other party.

The Company shall not provide capital for use by the controlling shareholder and other affiliates directly or indirectly in the following ways:

(1) Lending the company capital at a consideration or at nil consideration for use by the controlling shareholder and other affiliates;

(2) Providing commission loan to the affiliates through a bank or a non-bank financial institution;

(3) Commissioning the controlling shareholder and other affiliates to conduct investment activities;

(4) Issuing trade acceptance that lacks authentic basis to the controlling shareholder and other affiliates;

(5) Repayment of debts on behalf on the controlling shareholder and other affiliates (except guarantee for debts as approved by the laws);

(6) Other ways specified by the China Securities Regulatory Commission."

3. To add the following as Article 56 of the Articles of Association:

"In respect of the appropriation of the company assets by the controlling shareholder of the Company by way of (including but not limited to) the appropriation of company capital, the board of directors of the Company is entitled to apply to the People's Courts in the name of the Company for the judicial freeze of the company assets appropriated and the company shares held by the controlling shareholder.

For the appropriated company assets which are not restored to the original state or repaid by cash by the controlling shareholder of the Company, the Company is entitled to realize the company shares held by the controlling shareholder to repay the company assets appropriated in accordance to the relevant laws, administrative regulations and the requirements and procedures of departmental rules."

4. To renumber Article 58 of the Articles of Association as Article 60 accordingly and to add the following as the second paragraph of the Article:

"The Company shall provide external guarantee to third parties based on the principle of equality, voluntariness, fairness, integrity and mutual benefit. Shareholders, beneficial controllers of the Company, their affiliates and other units and individuals shall not compel the Company to provide external guarantee for third parties, and the Company is entitled to refuse to provide such external guarantee for third parties."

5. To delete Article 83 of the Articles of Associations:

"Article 83 The following matters are subject to passing by over half of the voting rights held by the public shareholders attending the general meeting before it can be implemented or submitted for application:

(1) The issuance of new shares by the Company to the public (including where warrants involving the issuance of overseas listed foreign shares or shares of other nature by the Company, but except where the issuance of overseas listed foreign share is approved by a special resolution at a general meeting and does not exceed 20% of such category of overseas shares in issue within any 12-month interval), issuance of convertible bonds, placing of shares to the existing shareholders (except where the controlling shareholder has undertaken to subscribe with cash in full before the general meeting);

(2) Major reorganization of the assets of the Company where the total consideration for purchasing the assets exceeds the audited net book value of the assets being purchased by 20% or more;

(3) The repayment of debts of the Company by a shareholder of the Company with the shares of the Company held by him or her;

(4) The overseas listing of subsidiary that has a significant effect on the Company;

(5) The related matters in the development of the Company that pose significant effects on the interests of the public shareholders.

At the general meetings convened by the Company to consider the above matters, a voting platform on the Internet shall be provided to the shareholders if allowed by the technical conditions."

6. To delete Article 84 of the Articles of Associations:

"Article 84 Where required by the preceding Article, after the publication of the notice of general meeting by the Company, it shall re-publish the notice of general meeting within three days from the date of share registration."

7. **To add the following as the second paragraph of the Article 111 of the Articles of Association:**

"The directors, supervisors, chief executive officer and other senior management of the Company shall not enter into external guarantee contracts on behalf of the Company without obtaining approval at the general meetings of the Company or from the board of directors in accordance with the procedures set out in these Articles of Association. For any loss caused to the Company by external guarantee contracts entered into by the directors, supervisors, chief executive officer and other senior management of the Company beyond their authority, the Company shall investigate and the relevant person shall be held accountable."

8. **To add the following after Article 111 of the Articles of Association as Article 112:**

"The board of directors shall prudently treat and strictly control the risks of debts incurred by external guarantee. The responsible director shall bear the related responsibilities pursuant to the laws for the losses caused by the granting of external guarantee which is not in compliance with the relevant rules and regulations nor appropriate."

9. **To add the following after the original Article 152 of the Articles of Association (that is, Article 153 after renumbering) as Article 154:**

"The directors, supervisors, chief executive officer and other senior management of the Company have the obligations to safeguard the company capital from being used by the controlling shareholder and its affiliates.

For directors, chief executive officer and other senior management of the Company assisting and conniving at the appropriation of the company assets by the controlling shareholder and its affiliates, the board of directors may, according to the seriousness of the circumstances, impose punishments on the person with direct responsibilities, and propose to remove a director with significant responsibilities at a general meeting.

For supervisors of the Company not fulfilling its responsibilities or assisting and conniving at the appropriation of the company assets by the controlling shareholder and its affiliates, the Supervisory Committee may, according to the seriousness of the circumstances, impose punishments on the person with direct responsibilities, and propose to remove a supervisor with significant responsibilities at a general meeting."

10. To renumber Article 169 of the Articles of Association as Article 171 accordingly and to add the following as the fourth paragraph of the article:

"For appropriation of company capital by a shareholder who is in breach of the relevant rules and regulations, the Company shall deduct the cash dividend allocated to such shareholder to repay the capital appropriated."

B. ORDER OF MEETING FOR SHAREHOLDERS' GENERAL MEETING

11. To delete the second paragraph of Article 11 of the Order of Meeting for Shareholders' General Meeting:

"Where required by Article 83 of the Articles of Association, after the publication of the notice of general meeting by the Company, it shall re-publish the notice of general meeting within three days from the date of share registration."

12. To delete the third paragraph of Article 40 of the Order of Meeting for Shareholders' General Meeting:

"(3) The matters set out in Article 83 of the Articles of Association are subject to passing by over half of the voting rights held by the public shareholders attending the general meeting before it can be implemented or submitted for application."

C. ORDER OF MEETING FOR THE BOARD OF DIRECTORS

13. Article 15 of the Order of Meeting for the Board of Directors:

"The Company shall set up a secretariat to the board of directors in order to carry out the daily routine works and to perform the duties of the secretary to the board of directors."

is hereby amended as follows:

"The Company shall set up an institution to carry out the daily routine works and to perform the duties of the secretary to the board of directors, the exact name of such institution shall be determined by the board of directors."

D. ORDER OF MEETING FOR THE SUPERVISORY COMMITTEE

14. Article 15 of the Order of Meeting for the Supervisory Committee:

"The Supervisory Committee shall set up an office of the Supervisory Committee responsible for the daily routine works of the Supervisory Committee."

is hereby amended as follows:

"The Company shall set up an institution responsible for carrying out the daily routine works and performing the duties of the Supervisory Committee, the exact name of such institution shall be determined by the board of directors."

The "Office of the Supervisory Committee" mentioned in other articles of the Order of Meeting for the Supervisory Committee is to be consistently amended as the "Institution of the Supervisory Committee".

E. OTHERS

The other articles of the Articles of Association shall be renumbered accordingly, the numbering of the articles mentioned in the body text of the Articles of Association, the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee shall be amended accordingly (if any).

CANDIDATES STANDING FOR ELECTION TO THE SIXTH BOARD OF DIRECTORS AND THEIR BRIEF BIOGRAPHIES

Candidates for Executive Directors

Mr. JIN Zhi Guo, aged 51, is the Vice Chairman and President of the Company. Mr. Jin is an EMBA graduate of China Europe International Business School and carries the title of senior economist. He obtained a doctorial degree from Qingdao University. He joined the Company's predecessor, Tsingtao Brewery Factory in 1975, having served as Clerk and Head of Power Department before becoming Assistant to Plant Manager of Tsingtao Brewery No. 1 in 1994 and the General Manager of Tsingtao Brewery (Xi'an) Company Limited in October 1996. He became Assistant to the General Manager of the Company in August 2000, and the General Manager of the Company in August 2001. With over 20 years' experience in operation and management of brewery enterprises and market development, Mr. Jin set up a set of operational system covering strategy, marketing, brand, culture and capital, and established a consolidated foundation for the steady development of the Company. In January 2008, Mr. Jin was awarded "2007 CCTV Top 10 Economic Figures". Mr. Jin is a Representative of the tenth and eleventh National People's Congress (NPC) and is the Vice Chairman of Tsingtao Brewery Group Company Limited at the same time. He is also the chairman of four subsidiaries of the Company.

As at 21 April 2008, being the latest practicable date for finalizing the information in this appendix (the "Latest Practicable Date"), save as disclosed above, Mr. Jin:

(1) was entitled to an annual fee of RMB570,101.84 (before tax) from the Company for the year 2007, which was determined by the Board of Directors authorized at the shareholders' general meeting with reference to his duties and responsibilities with the Company and the Company's remuneration policy. Save as aforesaid, Mr. Jin is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Jin, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. WANG Fan, aged 54, is the Secretary to the Political Party of the Company. He obtained a Master in Engineering from Xi'an Jiaotong University. Mr. Wang was the Superintendent and Engineer of Qingdao Product Quality Supervision & Examination Authority in 1984; since 1992, he has served as the Head of Sci-technology Department and Vice Director of Qingdao Economic Commission; and became the Director of Qingdao Labor and Social Security Bureau in 2001. Mr. Wang has been responsible for technical and management work in enterprises and governmental units for over 30 years, during which he actively promoted the strategy of building famous brands and projects on production, learning and research. He also promoted reforms and adjustments in industrial enterprises and has extensive experience in enterprise management. During his time in Qingdao Labor and Social Security Bureau, Mr. Wang established the employment and social securities system in Qingdao and was awarded twice for Merit Citation Class II and once for Merit Citation Class III by Qingdao Municipal Government between the period 2002 to 2007; Qingdao Labor and Social Security Bureau was named the 'National Model Unit of Social Security' by the Ministry of Labor and Social Security and the Ministry of Personnel in 2006. Mr. Wang is a Committee Member of the ninth and tenth Shandong Committee of the Chinese People's Political Consultative Conference.

As at the Latest Practicable Date, save as disclosed above, Mr. Wang:

(1) is not entitled to any fee from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company;

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Wang, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. SUN Ming Bo, aged 51, is the Executive Director and Executive Vice President of the Company. Mr. Sun holds a master's degree in EMBA from Nankai University and a doctorial degree in management from Tongji University. He was the Deputy Plant Manager and Chief Engineer of Tsingtao Brewery No. 1 and Assistant to General Manager & Deputy Chief Engineer of the Company. He has broad experience in beer production, technology management and strategic planning. He has been in charge of the negotiation and implementation of the Company's strategic alliance with Anheuser-Busch Companies, Inc. ("A-B"), as well as significant asset restructuring and merger/acquisition projects of the Company. He is well-versed in strategic management theories. Mr. Sun also holds the title of application researcher. Mr. Sun holds 1,840 A shares in the Company. Mr. Sun is also the director of two subsidiaries of the Company and the person-in-charge of a branch office of one of the Company's subsidiaries.

As at the Latest Practicable Date, save as disclosed above, Mr. Sun:

(1) was entitled to an annual fee of RMB442,901.84 (before tax) from the Company for the year 2007, which was determined by the Board of Directors authorized at the shareholders' general meeting with reference to his duties and responsibilities with the Company and the Company's remuneration policy. Save as aforesaid, Mr. Sun is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Sun, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. LIU Ying Di, aged 51, is the Executive Director of the Company and has served as the Deputy Plant Manager of Tsingtao Brewery Factory and Deputy General Manager of the Company. Mr. Liu has more than 20 years of experience in the production, technical and operational management of enterprises. He is in charge of the Company's management modernisation initiatives and the development of information systems. Mr. Liu was given the Award for the Excellent CIO from National Information Systems Assessment Centre in

2006. Mr. Liu is also a Director and the Executive President of Tsingtao Brewery Group Company Limited, and serves as the Chairman of two subsidiaries of the Company. Mr. Liu is a Representative of the fourteenth People's Congress in Qingdao and a Committee Member of the tenth Shandong Committee of CPPCC. Mr. Liu holds 5,894 A shares in the Company.

As at the Latest Practicable Date, save as disclosed above, Mr. Liu:

(1) was entitled to an annual fee of RMB388,901.84 (before tax) from the Company for the year 2007, which was determined by the Board of Directors authorized at the shareholders' general meeting with reference to his duties and responsibilities with the Company and the Company's remuneration policy. Save as aforesaid, Mr. Liu is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Liu, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. SUN Yu Guo, aged 54, is the Executive Director, Vice President & Chief Accountant of the Company. He has served as the Deputy Department Head of Finance Bureau and Department Head of State Assets Administration Bureau of Qingdao. Mr. Sun has been involved in financial operations for more than 20 years in the business and government sectors and has extensive experience in financial management and treasury operations. He is a chartered accountant and chartered assessor. In February 2005, Mr. Sun was named one of the 'Top Ten CFO in China' in the first year of this event. Mr. Sun is also the director of one of the subsidiaries of the Company.

As at the Latest Practicable Date, save as disclosed above, Mr. Sun:

(1) was entitled to an annual fee of RMB398,901.84 (before tax) from the Company for the year 2007, which was determined by the Board of Directors authorized at the shareholders' general meeting with reference to his duties and responsibilities with the Company and the Company's remuneration policy. Save as aforesaid, Mr. Sun is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Sun, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Candidates for Non-executive Directors

Mr. Stephen J. BURROWS, aged 56, is the Vice Chairman and Non-executive Director of the Company and Chief Executive Officer and President of Anheuser Busch International, Inc. for the Asian-Pacific businesses and a member of A-B Strategic Committee. He obtained a master's degree in business administration from Lindenwood University in Missouri, US. Mr. Burrows has served as Vice President (Sales) of A-B for the southwestern regions of the United States, Vice President (Consumer Awareness and Education) and Vice President (Brand Management). He has been responsible for the advertising, sales, packaging, research and other market development activities across the United States for 'Budweiser' beer and other brand names of A-B. Mr. Burrows has over 30 years of experience in enterprise management and economic management.

As at the Latest Practicable Date, save as disclosed above, Mr. Burrows:

(1) was entitled to an annual fee of RMB30,000 (before tax) from the Company for the year 2007, which was determined by the Board of Directors authorized at the shareholders' general meeting with reference to his duties and responsibilities with the Company and the Company's remuneration policy. Save as aforesaid, Mr. Burrows is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Burrows, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. Mark F. SCHUMM, aged 52, is the Non-executive Director of the Company. He is currently the Vice President of Anheuser-Busch International, Inc. for the development of Asian-Pacific businesses. Mr. Schumm holds a MBA degree from the University of Michigan majoring in finance. Mr. Schumm has over 20 years of experience in the brewery industry having been responsible for corporate planning and international business development at A-B, as well as finance and accounting, financial affairs, export operations and brand name management with licensed partners in Europe and Canada. He has been involved in field operations in Japan as well as business development in other parts of Asia.

As at the Latest Practicable Date, save as disclosed above, Mr. Schumm:

(1) was entitled to an annual fee of RMB30,000 (before tax) from the Company for the year 2007, which was determined by the Board of Directors authorized at the shareholders' general meeting with reference to his duties and responsibilities with the Company and the Company's remuneration policy. Save as aforesaid, Mr. Schumm is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Schumm, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Candidates for Independent Directors

Mr. FU Yang, aged 58, is the Independent Director of the Company. He is a Partner and Director of Kang Da Law Firm in Beijing and an Arbitrator for China International Economic and Trade Arbitration Commission. Mr. Fu has served as Deputy Director of the Economic Law Office under the NPC Legal System Commission and has been involved in the drafting of more than 40 statues, including Laws Governing Economic Contracts, Laws Governing Economic Contracts Involving Foreign Parties, Laws on Mineral Resources, Laws Governing Pharmaceuticals, the Company Law and Laws Governing Environmental Affairs, etc.. He also served as the Vice President of the third, fourth and fifth All China Lawyers Association.

As at the Latest Practicable Date, save as disclosed above, Mr. Fu:

(1) was entitled to an annual fee of RMB80,000 (before tax) from the Company for the year 2007, which was determined by the shareholders' general meeting. Save as aforesaid, Mr. Fu is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Fu, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Ms. LI Yan, aged 51, is the Independent Director of the Company. She is a Professor and the Vice Dean in financial and public management at Central University of Finance and Economics, a member of the China Finance and Taxation Law Society and a member of National Institute of Finance Study. Ms. Li is a registered accountant and a non-practising member of the Chinese Institute of Certified Public Accountants. She possesses years of experience relating to scientific research and practical application in finance and tax study. She was the editor-in-chief of over 20 textbooks and academic works, and she took charge of a number of important topics including the National Social Science Fund Project. She participated in research relating to topics of a national or provincial nature conducted by State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, the Ministry of Education, the China Legal Study Society and Beijing Municipality, and published several papers and has received awards for several times. At the same time, Ms. Li, acting as an expert for the Nation's Financial Committee, participated in the discussion relating to the drawing up and amendment of laws including "Taxation Law", "Governmental Purchasing Law" and "Budget Law" etc.. She also hosted and was involved in the establishment of "115" in various administrative divisions and provinces such as Beijing Municipality, and serves as Financial Consultant in various companies, contributing to the society in a positive manner.

As at the Latest Practicable Date, save as disclosed above, Ms. Li:

(1) was entitled to an annual fee of RMB80,000 (before tax) from the Company for the year 2007, which was determined by the shareholders' general meeting. Save as aforesaid, Ms. Li is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Ms. Li, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. POON Chiu Kwok, aged 46, is an Independent Director of the Company. He is currently an Executive Director of the Huabao International Holdings Limited, the shares of which are listed on the main board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Mr. Poon holds a master's degree in accounting, certificate in advanced studies in law, a LLB (honours) and a bachelor's degree in business studies (honours). He also holds memberships of the Hong Kong Securities Institute, the Institute of Chartered Secretaries & Administrators and the Hong Kong Institute of Company Secretaries, and is a committee member of the professional education committee of the Hong Kong Securities Institute. Mr. Poon has extensive experience in securities regulations, commercial and investment banking. He has been working as a regulator, investment banker and financial adviser in the financial and securities sector for about 22 years. Mr. Poon currently serves as an independent non-executive director of CATIC Shenzhen Holdings Limited, which shares are listed on the main board of the Stock Exchange.

As at the Latest Practicable Date, save as disclosed above, Mr. Poon:

(1) was entitled to an annual fee of RMB80,000 (before tax) from the Company for the year 2007, which was determined by the shareholders' general meeting. Save as aforesaid, Ms. Li is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Poon, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Ms. WANG Shu Wen, aged 45, has obtained a doctorial degree in Enterprise Management from Renmin University of China. She is currently the Professor, Vice Dean of Law and Politics School and Vice Manager of MPA Program Center at Ocean University of China. Since Ms. Wang has taken office, she has published more than seventy papers and five books, and also hosted or participated in more than ten national and provincial research subjects. Her articles named "A Study on Modern Corporate Governance Structure", "Reform and Policy Analysis of Large Scale Monopolized Industries in China", and "Research on Acquisition and Financial System by the Nation's Management" were published in the national or core journals. She has also produced works including "China's Economy Towards the 21st Century", "Analysis of Public Policy" and "Enterprise Growth and Contradictory Management. The provincial topics including "Governing Approach and Policy Analysis of Monopolized Industries in Shandong Province", "A Study on Directorate System in Large Scale State-owned Enterprises" and "A Study on the Warning Mechanism for the Growth of Enterprises" hosted by her provided good policy suggestions for decision-making by the governmental units and the sustainable development of enterprises.

As at the Latest Practicable Date, save as disclosed above, Ms. Wang:

(1) is not entitled to any fee from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Ms. Wang, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

None of the above candidates of Directors has been penalised by the China Securities Regulatory Commission or other relevant departments or disciplined by the stock exchanges.

CANDIDATES STANDING FOR ELECTION TO THE SIXTH SUPERVISORY COMMITTEE AND THEIR BRIEF BIOGRAPHIES

Mr. DU Chang Gong, aged 55. He graduated from the Party School of Shandong Province majoring in Economics Management. He has the title of Accountant and is now Chairman of the Supervisory Committee for enterprises directly under the Qingdao government. Mr. Du worked for Qingdao Finance Bureau as section staff, Vice-head, Head, Deputy Commissioner, Accountant-in-Chief etc.. He has extensive experience in financial management and enterprise management after having worked on financial affairs in government departments for nearly 30 years. Mr. Du is also the Chairman of Supervisory Committee for each of Double Star Group Company Limited and Qingdao Textile Company Limited, both of which are not listed companies.

As at the Latest Practicable Date, save as disclosed above, Mr. Du:

(1) is not entitled to any fee from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Du, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Ms. Frances ZHENG, aged 45. She holds a master of business administration degree from Eastern University of Pennsylvania, USA. She is currently the Finance Director of Anheuser-Busch Asia, Inc. Ms. Zheng has more than 20 years of experience with multinational professional firms and corporations in the PRC, the United States and Hong Kong in the areas of business development, tax planning, investment consultation, corporate planning, financial analysis and corporate management, etc..

As at the Latest Practicable Date, save as disclosed above, Ms. Zheng:

(1) was entitled to an annual fee of RMB30,000 (before tax) from the Company for the year 2007, which was determined by the shareholders' general meeting. Save as aforesaid, Ms. Zheng is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Ms. Zheng, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. LIU Qing Yuan, aged 59, graduated from Qingdao Institute of Chemical Engineering. He is currently the Director and the Deputy Head of Qingdao Lawyers Association and the Director of Shandong Tianheren Law Firm. He was previously the lawyer of Southern District Law Firm of Qingdao and the Legal Counsel to the Southern District government of Qingdao with a long period of experience in the legal sector.

As at the Latest Practicable Date, save as disclosed above, Mr. Liu:

(1) was entitled to an annual fee of RMB40,000 (before tax) from the Company for the year 2007, which was determined by the shareholders' general meeting. Save as aforesaid, Mr. Liu is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Liu, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. ZHONG Ming Shan, aged 56, is the Senior Accountant and a college graduate. He is currently the Auditing Partner of Shinewing Certified Public Accountants and the Chief Accountant of its Qingdao branch. He has served as the Deputy Chairman of Qingdao Accountants, the Deputy Director of the Plant Representative Office of Qingdao Government Financial Department and the Chairman of Shangdao Desheng Accountants. Mr. Zhong has been involved in financial works for many years. He is a certified public accountant in the PRC.

As at the Latest Practicable Date, save as disclosed above, Mr. Zhong:

(1) was entitled to an annual fee of RMB40,000 (before tax) from the Company for the year 2007, which was determined by the shareholders' general meeting. Save as aforesaid, Mr. Zhong is not entitled to any other emoluments from the Company;

(2) does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company; and

(4) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders in relation to the proposed re-election of Mr. Zhong, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

None of the above candidates of shareholders' representative Supervisors has been penalised by the China Securities Regulatory Commission or other relevant departments or disciplined by the stock exchanges.

SUGGESTED PROPOSAL FOR REMUNERATION OF THE NEW DIRECTORS AND SUPERVISORS

It is expected that each of the new Directors and Supervisors will enter into a service contract for a term of not less than 3 years upon their appointments. The total annual remuneration for the new Board of Directors and Supervisory Committee throughout their entire term of office is expected not to exceed RMB5,500,000 per annum, which is determined with reference to the duties and responsibilities of the Directors and Supervisors with the Company and the Company's remuneration policy, (the remuneration before tax for each Independent Director will not exceed RMB80,000, the remuneration before tax for each Non-Executive Director will not exceed RMB30,000, the remuneration before tax for each chairman of the Supervisory Committee will not exceed RMB80,000 and the remuneration before tax for each external Supervisor will not exceed RMB40,000), and required the approval of the shareholders at the AGM. Save as aforesaid, each of the Directors and Supervisors is not entitled to any other emoluments from the Company.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

Notice is hereby given that the Annual General Meeting ("AGM") of Tsingtao Brewery Company Limited (the "Company") will be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, the People's Republic of China (the "PRC") at 9:00 a.m. on 10 June 2008 (Tuesday), for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the 2007 Work Report of Board of Directors of the Company.

2. To consider and approve the 2007 Work Report of Supervisory Committee of the Company.

3. To consider and approve the 2007 Financial Statements (audited) of the Company.

4. To consider and determine the 2007 Profit Distribution (including dividends distribution) Proposal.

5. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the Company's domestic auditors and PricewaterhouseCoopers, Hong Kong as its international auditors for the year of 2008, and authorize the Board of Directors to fix their remuneration.

6. To consider and approve the resolution on the election of members of the new Board of Directors of the Company.

7. To consider and approve the resolution on the election of shareholders' representative Supervisors of the Company.

8. To consider and approve the remuneration proposals for members of the new Board of Directors and members of the new Supervisory Committee, and authorize the Board of Directors to fix the remuneration of each Director and Supervisor.

9. To consider and approve the purchase of liabilities insurance of directors and senior staff for members of the new Board of Directors, members of the new Supervisory

Committee and senior management of the Company, and authorize the Board of Directors of the Company to determine the standard of the annual premium and related matters.

SPECIAL RESOLUTION

10. To consider and approve the resolution on the proposed amendments to the Articles of Association of Tsingtao Brewery Company Limited and its addenda, namely the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee, and to authorize the Board of Directors to make appropriate amendments to the wordings and do such things as necessary in respect of the amendments to the Articles of Association and its addenda pursuant to the requirements of the relevant PRC approval authorities and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (if any).

(For details of Resolutions 1-5, please refer to the Company's 2007 Annual Report published on the website of the Hong Kong Exchanges and Clearing Limited (www.hkex.com.hk); the biography of the candidates of the Directors and shareholders' representative Supervisors, their remunerations proposals and the proposed amendments to the Articles of Association and its addenda are published in this circular.)

By order of the Board of Directors
YUAN LU
Secretary to the Board of Directors

Qingdao, the PRC
25 April 2008

Notes:

1. **Closure of Register of Members for H Shares and Qualification for Attending AGM**

   In order to determine the list of shareholders entitled to attend the AGM, the Register of Members for H Shares of the Company will be closed from 10 May 2008 (Saturday) to 10 June 2007 (Tuesday) (both days inclusive). In order to attend the AGM and to qualify for the cash dividends for 2007, any holder of H Shares must lodge the transfer documents and together with the relevant share certificate(s) at the Company's H Shares registrar, Hong Kong Registrars Limited (Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong), before 4:00 p.m. on 9 May 2008 (Friday).

   All shareholders who are registered in the Register of Members of the Company before the close of business hours on 9 May 2008 (Friday) are entitled to attend the AGM.

II. Proxy

1. Each shareholder having the right to attend and vote at the AGM may appoint one or more proxy(ies) (whether a shareholder or not) to attend and vote on his/her behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on poll. Each shareholder (or his/her proxy(ies)) shall be entitled to one vote for each share held.

2. Shareholders shall appoint their proxies in writing (i.e. by using the Proxy Form Applicable at Annual General Meeting ("Proxy From") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by the shareholder appointing the proxy or other person authorized by such shareholder. If such shareholder authorizes other person to sign the Proxy Form, the letter of authorization or other authorization documents must be notarized. Should such shareholder is a legal person; the Proxy Form shall be under seal or signed by its director or a duly authorized attorney. To be valid, the Proxy Form Applicable at Annual General Meeting and the notarized letter of authorization or other authorization documents must be delivered to the Equity Management Department of the Company 24 hours before the time appointed for the holding of the AGM.

III. Registration Procedures for Attending the AGM

1. Shareholders who intend to attend the AGM are required to lodge the completed and signed written confirmation for attendance (together with registration documents required) to the Equity Management Department of the Company on or before 20 May 2008 (Tuesday), by hand, by mail or by fax. For written confirmation, please use the "Reply Slip for Attending the Annual General Meeting" enclosed with this notice or a copy thereof.

2. Shareholders or their proxies should present proofs of their identity upon attending the meeting. Should the shareholder appoint his/her proxy(ies) to attend the AGM on his/her behalf, the proxy(ies) should also bring the Proxy Form when attending the meeting. If the shareholder is a legal person, its legal representative or person authorized by its board of directors or other decision-making bodies may attend the meeting only by presenting a copy of the resolution of the board of directors or other decision-making bodies for appointing such person to attend the meeting.

IV. Other Issues

1. The AGM is expected to last half day. Those who attend the meeting shall bear their own travelling and lodging expenses.

2. The Company's business address: Tsingtao Beer Tower, May Fourth Square, Hong Kong Road Central, Qingdao

   Tel: 86-532-85713831 Fax: 86-532-85713240
   Postal Code: 266071

   Contact Person: ZHANG Rui Xiang, WANG Zhi Liang

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

閣下如對本通函有**任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的青島啤酒股份有限公司的境外上市外資股全部**售出**，應立即將本通函及隨附的代表委任表格交予買主或經手買賣的銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何內容而產生或因倚賴有關內容而引致的任何損失承擔任何責任。

TSINGTAO 青島啤酒

青島啤酒股份有限公司

(於中華人民共和國註冊成立之中外合資股份有限公司)

(股份編號：168)

建議修訂《公司章程》、
《股東大會議事規則》、
《董事會議事規則》、
《監事會議事規則》
及
建議委任及重選董事及股東代表監事
及
股東年會通告

青島啤酒股份有限公司(「本公司」)將於2008年6月10日(星期二)上午九時正於中華人民共和國(「中國」)青島市香港東路195號青島啤酒科研中心會議室舉行股東周年大會(「股東年會」)，股東年會通告載於本通函第24至27頁。

2008年4月25日

目錄

頁碼

青島啤酒股份有限公司

(於中華人民共和國註冊成立之中外合資股份有限公司)

(股份編號:168)

執行董事:
李桂榮先生*(董事長)*
金志國先生*(副董事長)*
孫明波先生
劉英弟先生
孫玉國先生

非執行董事:
Mr. Stephen J. Burrows *(副董事長)*
Mr. Mark F. Schumm

獨立董事:
楚振剛先生
付洋先生
李燕女士
潘昭國先生

法定地址:
中華人民共和國
山東省青島市
登州路56號

辦公地址:
中華人民共和國
山東省青島市
香港中路
五四廣場青啤大廈
郵政編碼:266071

敬啟者:

建議修訂《公司章程》、
《股東大會議事規則》、
《董事會議事規則》、
《監事會議事規則》
及
建議委任及重選董事及股東代表監事
及
股東年會通告

修訂《公司章程》及其附件

2007年9月中國證監會青島監管局對本公司進行了上市公司治理專項活動的現場檢

查，並針對本公司在公司治理方面存在的問題發出了通報函，根據通報函的要求，並根據本公司的實際情況，本公司董事會提議對本公司的《公司章程》及其附件《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》進行修改。

《公司章程》及其附件《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》的修訂建議載於本通函附錄一，以供閣下參考。

建議委任及重選董事及股東代表監事

本公司建議提名下列人士，在股東年會應選董事，取代於股東年會結束時退任的現任董事。

執行董事：

(1) 金志國先生(連任)；

(2) 王帆先生(新任命)；

(3) 孫明波先生(連任)；

(4) 劉英弟先生(連任)；及

(5) 孫玉國先生(連任)。

非執行董事：

(1) Mr. Stephen J. Burrows(伯樂思先生)(連任)；及

(2) Mr. Mark F. Schumm(馬爽先生)(連任)。

獨立董事：

(1) 付洋先生(連任)；

(2) 李燕女士(連任)；

(3) 潘昭國先生(連任)；及

(4) 王樹文女士(新任命)。

本公司建議提名下列人士，在股東年會應選股東代表監事，取代於股東年會結束時退任的現任股東代表監事。(職工代表監事將根據本公司章程的規定，由本公司職工民主選舉產生，本公司將另行公告其履歷)

(1) 杜常功先生(新任命)；

(2) 鄭曉凡女士(連任)；

(3) 劉清遠先生(連任)；及

(4) 鍾明山先生(連任)。

擬委任及重選董事及股東代表監事的詳細履歷，載於本通函附錄二。獨立董事乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)第3.10條建議委任。

本公司將遵照上市規則第13.51條規定，待建議委任及重選董事及股東代表監事獲股東年會確認後，盡快作出公告。

股東年會

本公司將於2008年6月10日(星期二)上午九時正於中國青島市香港東路195青島啤酒科研中心會議室舉行股東年會，股東年會通告載於本通函第24至27頁。

本函現附上股東年會適用的代表委任表格(「代表委任表格」)。股東年會適用的代表委任表格和經過公證的授權書或其他授權文件須在股東年會舉行前24小時送達中國青島市香港中路五四廣場青啤大廈本公司股權管理總部，方為有效。

《公司章程》及其附件《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》的修訂建議，須經本公司股東通過特別決議案批准，以及遵照有關規定，於獲得中國有關政府機構登記時批准及／或確認。

根據現有《公司章程》第77條，除非下列人員在舉手表決以前或以後，要求以投票方式表決，否則股東大會上的決議案以舉手方式進行表決：

(1) 會議主席；

(2) 至少兩名有表決權的股東或者有表決權的股東的代理人；或

(3) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

建議

董事會認為，《公司章程》及其附件《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》的修訂建議，以及建議委任及重選董事及股東代表監事，符合本公司及其股東的最佳利益。因此，董事會建議股東投票贊成將在股東年會提呈的決議案。

此致

H股持有人　台照

李桂榮
董事長
代表董事會
謹啟

2008年4月25日

此中文《公司章程》及其附件《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》的修訂建議備有英文譯本，中英文本如有任何歧義，均以中文本為準。

甲.《公司章程》

1.　《公司章程》第二十一條：

「公司經前述發行及轉換股份後的股本結構為，普通股1,308,219,178股，其中發起人持有399,820,000股(公司設立後，發起人註銷法人登記，發起人持有的股份由青島市人民政府國有資產監督管理委員會持有)，境內上市內資股股東持有200,000,000股，其他內資股股東持有53,330,000股，境外上市外資股股東持有655,069,178股。」

現修訂如下：

「公司現股本結構為：普通股1,308,219,178股，其中境內上市內資股股東持有653,150,000股，境外上市外資股股東持有655,069,178股。」

2.　增加以下內容，作為《公司章程》第五十五條：

「在控股股東及其他關聯方與公司發生的經營性資金往來中，應當嚴格限制佔用公司資金。控股股東及其他關聯方不得要求公司為其墊支工資、福利、保險、廣告等期間費用，也不得相互代為承擔成本和其他支出。

公司不得以下列方式將資金直接或間接提供給控股股東及其他關聯方使用：

(一) 有償或無償拆借公司的資金給控股股東及其他關聯方使用；

(二) 通過銀行或非銀行金融機構向關聯方提供委託貸款；

（三）委託控股股東及其他關聯方進行投資活動；

（四）為控股股東及其他關聯方開具沒有真實背景的商業承兑匯票；

（五）代控股股東及其他關聯方償還債務（經依法批准的擔保債務除外）；

（六）中國證監會認定的其他方式。」

3. **增加以下內容，作為《公司章程》第五十六條：**

「對於公司控股股東以包括但不限於佔用公司資金的方式侵佔公司資產的情況，公司董事會有權以公司的名義向人民法院申請對控股股東所侵佔的公司資產及所持有的公司股份進行司法凍結。

公司控股股東不能對所侵佔的公司資產恢復原狀或現金清償的，公司有權按照有關法律、行政法規和部門規章的規定及程式，通過變現控股股東所持的公司股份償還其所侵佔的公司資產。」

4. **《公司章程》第五十八順延為第六十條，並增加以下內容作為該條第二款：**

「公司為他人提供對外擔保應當遵循平等、自願、公平、誠信、互利的原則。公司股東、實際控制人及其關聯方等任何單位和個人不得強制公司為他人提供對外擔保，公司對強制其為他人提供的對外擔保行為有權拒絕。」

5.　刪除《公司章程》第八十三條：

「第八十三條下列事項還須經參加股東大會的社會公眾股股東所持表決權的半數以上通過，方可實施或提出申請：

（一）公司向社會公眾增發新股（含發行境外上市外資股或其他股份性質的權證，但經股東大會以特別決議批准，公司每間隔12個月發行境外上市外資股數量不超過該類已發行在外股份的20%的情況除外）、發行可轉換公司債券、向原有股東配售股份（但控股股東在會議召開前承諾全額現金認購的除外）；

（二）公司重大資產重組，購買的資產總價較所購買資產經審計的帳面淨值溢價達到或超過20%的；

（三）公司股東以其持有的本公司股份償還其所欠本公司的債務；

（四）對公司有重大影響的公司附屬企業到境外上市；

（五）在公司發展中對社會公眾股股東利益有重大影響的相關事項。

公司召開股東大會審議上述所列事項的，應當在技術條件允許的範圍內向股東提供網路形式的投票平臺。」

6.　刪除《公司章程》第八十四條：

「第八十四條具有前條規定的情形時，公司發佈股東大會通知後，應當在股權登記日後三日內再次公告股東大會通知。」

7. 增加以下內容作為《公司章程》第一百一十一條第二款：

「未經公司股東大會或者董事會依本章程規定的程序批准，公司董事、監事、總裁和其他高級管理人員不得擅自代表公司簽訂對外擔保合同。公司董事、總裁和其他高級管理人員擅自越權簽訂對外擔保合同，給公司造成損害的，公司應當追究當事人的責任。」

8. 在《公司章程》第一百一十一條後增加以下內容，作為《公司章程》第一百一十二條：

「董事會應當審慎對待和嚴格控制對外擔保產生的債務風險。負有責任的董事對違規或失當的對外擔保產生的損失依法承擔連帶責任。」

9. 在原《公司章程》第一百五十二條，即順延後的第一百五十三條後增加以下內容，作為《公司章程》第一百五十四條：

「公司董事、監事、總裁和其他高級管理人員有維護公司資金不被控股股東及其關聯方佔用的義務。

公司董事、總裁和其他高級管理人員協助、縱容控股股東及其關聯方侵佔公司資產時，董事會可視其情節輕重對直接責任人給予處分，對於負有嚴重責任的董事可以提請股東大會予以罷免。

公司監事沒有履行職責或協助、縱容控股股東及其關聯方侵佔公司資產時，監事會可視其情節輕重對直接責任人給予處分，對於負有嚴重責任的監事可以提請股東大會予以罷免。」

10.　《公司章程》第一百六十九條順延為第一百七十一條，並增加以下內容作為該條第四款：

「對於存在股東違規佔用公司資金情況的，公司應當扣減該股東所分配的現金紅利，以償還其佔用的資金。」

乙.《股東大會議事規則》

11.　刪除《股東大會議事規則》第十一條第二款：

「具有《公司章程》第八十三條規定的情形時，公司發佈股東大會通知後，應當在股權登記日後三日內再次公告股東大會通知。」

12.　刪除《股東大會議事規則》第四十條第三項：

「(三)對《公司章程》第八十三條所列事項還須經參加股東大會的社會公眾股股東所持表決權的半數以上通過，方可實施或提出申請。」

丙.《董事會議事規則》

13.　《董事會議事規則》第十五條：

「公司設董事會秘書室，作為董事會秘書履行職責的日常工作機構。」

現修訂如下：

「公司設立董事會秘書履行職責的日常工作機構，該機構的具體名稱由董事會確定。」

丁.《監事會議事規則》

14.　《監事會議事規則》第十五條：

「監事會設立監事會辦公室，負責承辦監事會日常具體事務。」

現修訂如下：

「公司設立負責承辦監事會具體事務的日常工作機構，該機構的具體名稱由董事會確定。」

《監事會議事規則》其他條款提及的「監事會辦公室」統一修訂為「監事會日常工作機構」。

戊. 其他

《公司章程》的其他條款項的序號相應順延，《公司章程》及《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》正文部分提及的條款項的序號相應做出修改(如有)。

公司第六屆董事會董事候選人名單及簡歷

執行董事候選人

金志國先生，現年51歲，本公司副董事長、總裁，高級經濟師，中歐國際工商學院EMBA畢業。青島大學理學博士。金先生於1975年進入本公司前身青島啤酒廠工作，歷任職員、動力處處長，1994年任啤酒一廠廠長助理，1996年10月出任青啤西安有限責任公司總經理，2000年8月任本公司總經理助理，2001年8月任本公司總裁。金先生集二十多年啤酒企業經營管理及市場開拓經驗，探索了一整套包括戰略、行銷、品牌、文化、資本在內的商業運營模式，為本公司的穩健發展奠定了堅實的基礎。2008年1月，金先生榮膺「2007 CCTV中國十大經濟年度人物」。金先生為第十、十一屆全國人大代表，同時兼任青島啤酒集團有限公司副董事長一職，並兼任本公司下屬四家子公司董事長職務。

於二零零八年四月二十一日，即確定本附錄所載資料的最後實際可行日期(「最後實際可行日期」)，除以上披露外，金先生：

(1) 2007年度自本公司領取的報酬為人民幣570,101.84元(税前)，此乃由股東大會授權董事會經參照其於本公司之職務及責任及本公司之薪酬政策後釐定。除上述者外，金先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何其他關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選金先生為董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

王帆先生，現年54歲，本公司黨委書記，西安交通大學工學碩士。王先生1984年任青島市產品質量監督檢驗所所長、工程師；1992年以來歷任青島市經濟委員會科技處處長、副主任；2001年任青島市勞動和社會保障局局長。王先生在企業和政府部門從事技術和管理工作三十多年，積極推進青島市名牌產品戰略和產學研工程，推進工業企業的改革調整，具有豐富的企業管理經驗。在勞動保障局工作期間，創建了青島市就業及社會保障體系，2002年至2007年期間被青島市人民政府記二等功兩次、三等功一次；2006年，市勞動保障局被勞動部、人事部授予「全國勞動保障先進集體」稱號。王先生是山東省政協第九屆、第十屆委員。

於最後實際可行日期，除以上披露外，王先生：

(1)　並無在本公司領取任何酬金；

(2)　並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3)　與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何其他關連；及

(4)　並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議選舉王先生為董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

孫明波先生，現年51歲，本公司執行董事、常務副總裁。南開大學EMBA碩士，同濟大學管理學博士。孫先生曾任本公司啤酒一廠副廠長、總工程師，本公司總經理助理兼副總工程師，孫先生具有豐富的啤酒企業生產、技術管理及戰略發展經驗，負責組織了公司與A-B公司戰略聯盟的談判和實施，統籌策劃了公司的重大資產重組和購並項目，在戰略管理理論方面有很深造詣，擁有工程系列應用研究員職稱。孫先生持有本公司A股股份1840股。孫先生同時在本公司下屬兩家子公司擔任董事及在一家分支機構任負責人。

於最後實際可行日期，除以上披露外，孫先生：

(1) 2007年度自本公司領取的報酬為人民幣442,901.84元(稅前)，此乃由股東大會授權董事會經參照其於本公司之職務及責任及本公司之薪酬政策後釐定。除上述者外，孫先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何其他關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司其他股份權益。

除以上所披露者外，並無其他有關建議重選孫先生為董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

劉英弟先生，現年51歲，本公司執行董事。劉先生曾任青島啤酒廠副廠長、本公司副總經理，在企業生產、技術和管理等方面，具有二十多年的豐富經驗，並負責組織推進了公司的管理現代化和信息化建設。劉先生於2006年榮獲國家信息化測評中心優秀

CIO獎。劉先生同時兼任青島啤酒集團有限公司董事、執行總裁等職務，並兼任本公司下屬两家子公司董事長職務。劉先生為青島市第十四屆人大代表及山東省第十屆政協委員。劉先生持有本公司A股股份5894股。

於最後實際可行日期，除以上披露外，劉先生：

(1) 2007年度自本公司領取的報酬為人民幣388,901.84元(税前)，此乃由股東大會授權董事會經參照其於本公司之職務及責任及本公司之薪酬政策後釐定。除上述者外，劉先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何其他關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司其他股份權益。

除以上所披露者外，並無其他有關建議重選劉先生為董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

孫玉國先生，現年54歲，本公司執行董事、副總裁兼總會計師。孫先生曾任青島市財政局副處長、市國有資產管理局處長。孫先生在企業和政府部門從事財務工作二十多年，具有豐富的財務管理和資本運作經驗，擁有註冊會計師和註冊評估師資格。2005年2月，孫先生當選「首屆中國CFO十大年度人物」。孫先生同時在本公司下屬一家子公司擔任董事。

於最後實際可行日期，除以上披露外，孫先生：

(1) 2007年度自本公司領取的報酬為人民幣398,901.84元(稅前)，此乃由股東大會授權董事會經參照其於本公司之職務及責任及本公司之薪酬政策後釐定。除上述者外，孫先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何其他關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選孫先生為董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

非執行董事候選人

Mr. Stephen J. Burrows(伯樂思先生)，現年56歲，本公司副董事長、非執行董事，現任美國安海斯 — 布希國際公司亞太業務首席執行官和總裁、A-B公司戰略委員會成員，美國密蘇里州Lindenwood大學工商管理碩士。歷任A-B公司美國西南部地區銷售副總裁、消費者意識和教育副總裁、品牌管理副總裁等職務，負責「百威」品牌和A-B公司其他啤酒品牌在全美國和各地區的廣告、銷售、包裝、研究和其他的市場發展活動，有三十餘年的啤酒企業經營管理及市場運作經驗。

於最後實際可行日期，除以上披露外，伯樂思先生：

(1) 2007年度自本公司領取的報酬為人民幣30,000元(稅前)，此乃由股東授權董事會經參照其於本公司之職務及責任及本公司之薪酬政策後釐定。除上述者外，伯樂思先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何其他關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選伯樂思先生為董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

Mr. Mark F. Schumm(馬爽先生)，現年52歲，本公司非執行董事。現任安海斯 — 布希國際公司亞太業務發展副總裁。美國密執根大學工商管理碩士，主修財政金融。馬爽先生在啤酒行業有20多年的經驗，在A-B公司曾負責公司規劃及國際業務發展工作；並在財會、金融、出口、歐洲及加拿大地區的產品品牌管理，在日本實地經營管理以及亞洲業務的開拓發展方面有豐富的經驗。

於最後實際可行日期，除以上披露外，馬爽先生：

(1) 2007年度自本公司領取的報酬為人民幣30,000元(稅前)，此乃由股東大會授權董事會經參照其於本公司之職務及責任及本公司之薪酬政策後釐定。除上述者外，馬爽先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何其他關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選馬爽先生為董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

獨立董事候選人

付洋先生，現年58歲，本公司獨立董事。付先生為北京市康達律師事務所合夥人、主任，並為中國國際經濟貿易仲裁委員會仲裁員。付先生曾任全國人大法制工作委員會經濟法室副主任，主要參加過經濟合同法、涉外經濟合同法、礦產資源法、藥品管理法、公司法、環保法等40餘部法律的制訂工作。並曾任中華全國律師協會第三、四、五屆副會長。

於最後實際可行日期，除以上披露外，付先生：

(1) 2007年度自本公司領取的報酬為人民幣80,000元(稅前)，此乃由股東大會釐定。除上述者外，付先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選付先生為獨立董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

李燕女士，現年51歲，本公司獨立董事。現任中央財經大學財政學院教授、副院長，中國財稅法學研究會理事、全國財政學教學研究會理事。李女士擁有註冊會計師專業資格，並為中國註冊會計師協會非執業會員。李女士具有多年財稅教學科研及實踐經驗，主編出版專著、教材20餘部，主持了包括國家社會科學基金項目在內的多項重大

課題，參與了包括國務院國資委、財政部、教育部、中國法學會、北京市等多項國家級、省部級課題的研究，發表學術論文多篇，並多次獲獎。同時，李女士還作為全國人大財經委諮詢專家參與了我國《稅收征收管理法》、《政府採購法》、《預算法》等法律的制定或修改討論，主持和參與了北京市多個區縣的財政「十一五」規劃的制定，並在多家公司任財稅顧問，為服務社會發揮了積極作用。

於最後實際可行日期，除以上披露外，李女士：

(1) 2007年度自本公司領取的報酬為人民幣80,000元(稅前)，此乃由股東大會釐定。除上述者外，李女士並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選李女士為獨立董事之事項須提請股東注意；且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

潘昭國先生，現年46歲，本公司獨立董事。現任職香港聯合交易所有限公司(「聯交所」)主板上市之華寶國際控股有限公司執行董事。潘先生擁有國際會計學碩士學位，法律深造證書，法律(榮譽)學士學位及商業學(榮譽)學士學位，並分別為香港證券專業學會會員、英國特許秘書及行政人員公會及香港特許秘書公會會員，及為香港證券

專業學會專業教育委員會委員。潘先生在證券法規、商業及投資銀行方面擁有廣泛的經驗，在金融及證券界從業約二十二年，曾擔任監管、投資銀行及財務顧問等角色。潘先生現為於聯交所主板上市之深圳中航集團股份有限公司的獨立董事。

於最後實際可行日期，除以上披露外，潘先生：

(1) 2007年度自本公司領取的報酬為人民幣80,000元(稅前)，此乃由股東大會釐定。除上述者外，潘先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選潘先生為獨立董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

王樹文女士，現年45歲，中國人民大學企業管理博士畢業。現任中國海洋大學法政學院教授、副院長、MPA教育中心副主任。王女士自任職以來共發表論文七十餘篇，著作五部，主持或參與國家級、省部級等課題研究十餘項。其撰寫的「現代公司法人治理結構研究」、「我國大型壟斷行業改革與政策分析」、「我國管理層收購融資體制問題研究」等多篇文章在國家級及重要核心期刊上發表。並著寫了《走向21世紀的中國經濟》、《公共政策分析》、《企業成長與矛盾管理》等著作。其主持研究的省部級課題「山東省壟斷行業治理方式與政策分析」、「大型國有企業政府董事制度研究」、「企業成長預警機制研究」等為政府部門的決策和企業的可持續發展提供了很好的政策建議。

於最後實際可行日期，除以上披露外，王女士：

(1) 並無在本公司領取任何酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何其他董事、高級管理人員、主要股東或控股股東沒有任何關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議選舉王女士為董事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

以上董事候選人均未受過中國證監會及其他有關部門的處罰和證券交易所懲戒。

第六屆監事會股東代表監事候選人名單及簡歷

杜常功先生，現年55歲，山東省委黨校經濟管理專業畢業，擁有會計師職稱，現任青島市市直企業監事會主席。杜先生曾任青島市財政局科員、副處長、處長、副局長、總會計師等職，在政府部門從事財務工作近三十年，具有豐富的財政管理和企業管理經驗。杜先生同時兼任兩家非上市公司雙星集團有限責任公司和青島紡織總公司監事會主席職務。

於最後實際可行日期，除以上披露外，杜先生：

(1) 並無在本公司領取任何酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3)　與本公司任何董事、高級管理人員、主要股東或控股股東沒有任何其他關連；及

(4)　並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議選舉杜先生為監事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

鄭曉凡女士，現年45歲。美國賓西法尼亞州伊思坦大學工商管理碩士。現任安海斯一布希亞洲公司財務總監。鄭女士在中國、美國、香港等地的國際化專業性事務所及企業工作20多年，經驗豐富，工作範圍包括業務拓展、税收籌劃、投資諮詢等專業服務，以及企業規劃、財務分析和企業管理等領域。

於最後實際可行日期，除以上披露外，鄭女士：

(1)　2007年度自本公司領取的報酬為人民幣30,000元(税前)，此乃由股東大會釐定。除上述者外，鄭女士並無在本公司領取任何其他酬金；

(2)　並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3)　與本公司任何董事、高級管理人員、主要股東或控股股東沒有任何其他關連；及

(4)　並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選鄭女士為監事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

劉清遠先生，現年59歲，畢業於青島化工學院，現任青島律師協會常務理事、副會長，山東天和人律師事務所主任。曾任青島市市南區律師事務所律師，青島市市南區政府法律顧問，具有長期的法律工作經驗。

於最後實際可行日期，除以上披露外，劉先生：

(1) 2007年度自本公司領取的報酬為人民幣40,000元(稅前)，此乃由股東大會釐定。除上述者外，劉先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何董事、高級管理人員、主要股東或控股股東沒有任何關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選劉先生為監事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

鐘明山先生，現年56歲，高級會計師，大專文化程度。現任信永中和會計師事務所審計合夥人、青島分所主任會計師，歷任青島會計師事務所副所長、青島市財政駐廠員管理處副主任、山東德盛有限責任會計師事務所所長，長期從事財務工作，擁有中國註冊會計師執業資格。

於最後實際可行日期，除以上披露外，鐘先生：

(1) 2007年度自本公司領取的報酬為人民幣40,000元(稅前)，此乃由股東大會釐定。除上述者外，鐘先生並無在本公司領取任何其他酬金；

(2) 並無於本公司或本集團任何其他成員公司擔任任何其他職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務；

(3) 與本公司任何董事、高級管理人員、主要股東或控股股東沒有任何關連；及

(4) 並無持有《證券及期貨條例》第XV部所指之本公司股份權益。

除以上所披露者外，並無其他有關建議重選鐘先生為監事之事項須提請股東注意，且概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

以上監事候選人均未受過中國證監會及其他有關部門的處罰和證券交易所懲戒。

新一屆董事及監事的建議薪酬方案

預期各董事、監事將于獲委任時，訂立不少於三年的服務合約。於新一屆董事會和監事會整個任期，每年薪酬總額預期不超過人民幣550萬元(其中，每位獨立董事酬金不超過人民幣80,000元，非執行董事酬金不超過人民幣30,000元，監事會主席酬金不超過人民幣80,000元，外部監事酬金不超過人民幣40,000元，均含稅)。此乃參照各董事及監事於本公司之職務及責任及本公司之薪酬政策後釐定，惟須股東年會批准。除上述者外，各董事及監事並無在本公司領取任何其他酬金。

青島啤酒股份有限公司

(於中華人民共和國註冊成立之中外合資股份有限公司)

(股份編號：168)

茲通告青島啤酒股份有限公司(「本公司」)謹訂於2008年6月10日(星期二)上午九時正假座中華人民共和國(「中國」)青島市香港東路195號青島啤酒科研中心會議室舉行股東周年大會，藉以審議及酌情通過下列決議案：

作為普通決議案

1、 審議及批准本公司2007年度董事會工作報告。

2、 審議及批准本公司2007年度監事會工作報告。

3、 審批及批准本公司2007年度財務報告(經審計)。

4、 審議及決定本公司2007年度利潤分配(包括股利分配)方案。

5、 審議及批准續聘普華永道中天會計師事務所有限公司為本公司2008年度境內審計師和香港羅兵咸永道會計師事務所為本公司2008年度國際審計師，並授權董事會決定其酬金。

6、 審議及批准關於本公司董事會換屆選舉的議案。

7、 審議及批准關於選舉本公司股東代表監事的議案。

8、 審議通過公司新一屆董事會及監事會成員的薪酬方案，並授權董事會決定每位董事和監事個人之酬金。

9、 審議及批准為本公司新一屆董事會、監事會成員和高級管理人員購買董事及高級

職員責任保險，並授權本公司董事會決定年度保費標準及相關事宜。

作為特別決議案

10、審議及批准《青島啤酒股份有限公司章程》及其附件《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》的修訂案，並提請股東大會授權董事會依據國家有關審批部門及《香港聯合交易所證券上市規則》的要求(如有)就章程及其附件的修改作適當的文字修改及處理其他一切事宜。

(有關第1至5項提案的詳情，請參見刊載於香港交易及結算所有限公司網站http://www.hkex.com.hk的本公司2007年年報；有關董事及股東代表監事候選人的簡歷、建議薪酬方案和公司章程及其附件修訂案的內容載於本通函。)

承董事會命
袁璐
董事會秘書

中國•青島
二零零八年四月二十五日

附註：

一、 **暫停辦理H股股份過戶登記及股東年會出席資格**

本公司將於2008年5月10日(星期六)至六月十日(星期二，首尾兩天包括在內)暫停辦理H股股份過戶登記手續，以確定有權出席股東年會之股東名單。H股股東如欲出席股東年會及獲派二零零七年度現金股利，須於2008年5月9日(星期五)下午四時前將過戶文件連同有關股票交回本公司H股之過戶登記處—香港證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)。

凡在2008年5月9日(星期五)辦公時間結束時登記在本公司股東名冊內的本公司股東，均有權出席股東年會。

二、 委託代理人

凡有權出席股東年會並有權表決的股東均可委託一位或多位人士(不論該人士是否股東)作為其股東代理人，代其出席及投票，委託的股東代理人超過一人時，該等股東代理人只能以投票方式行使表決權。股東(或其代理人)將享有每股一票的表決權。

股東應當以書面形式委託代理人(即本通告隨附的「股東年會適用的代表委任表格」(「委託書」)或其複印本)。委託書由委託股東親自簽署或其書面授權的人士簽署。如委託書由委託股東授權他人簽署，則該授權書或者其他授權檔必須經過公證手續。如委託股東為一法人，則其委託書應加蓋法人印章或由其董事或正式委託的代理人簽署。前述股東年會適用的代表委任表格和經過公證的授權書或者其他授權檔須在股東年會舉行前24小時送達本公司股權管理總部方為有效。

三、 出席股東年會登記程序

擬出席股東年會的股東，應當在2008年5月20日(星期二)或該日以前，將已填妥及簽署之擬出席會議的書面確認回復(連同所需登記文件)送達本公司股權管理總部；回復可採用來人、來函或傳真送達。該書面回復請採用本通告隨附的「出席股東年會之確認回執」或其覆印件。

股東或其代理人出席會議時應出示本人身份證明文件。如股東委託代理人代為出席股東年會，代理人還須攜帶表決代理委託書出席。如果出席會議的股東為法人，其法定代表人或董事會、其他決策機構授權的人士應出示其法人之董事會或其他決策機構委任該人士出席會議的決議的复印件始可出席會議。

四、 其他事項

股東年會會期預計半天，與會股東及代理人須自行負責往返交通及食宿費用。

本公司辦公地址：青島市香港中路五四廣場青啤大廈

聯繫電話：86-532-85713831　　傳真：86-532-85713240
郵遞區號：266071
聯繫人：張瑞祥、王志良

本公司於本通告日期的董事：

執行董事：	*李桂榮先生（董事長）、金志國先生（副董事長）、孫明波先生、劉英弟先生、孫玉國先生*
非執行董事：	*Mr. Stephen J. Burrows（副董事長）、Mr. Mark F. Schumm*
獨立董事：	*楚振剛先生、付洋先生、李燕女士、潘昭國先生*

TSINGTAO
青岛啤酒

RECEIVED
2008 MAY 19 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

May 5, 2008

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, these documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙明波

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Lu Chai
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

May 5, 2008

A. ANNOUNCEMENT ON DATE OF BOARD MEETING.
B. ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 15TH MEETING OF THE 5TH BOARD OF DIRECTORS OF TSINGTAO BREWERY COMPANY LIMITED.
C. ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 15TH MEETING OF THE 5TH SUPERVISORY COMMITTEE TSINGTAO BREWERY COMPANY LIMITED.
D. 2007 ANNUAL RESULTS ANNOUNCEMENT.
E. NOTICE OF THE ANNUAL GENERAL MEETING.
F. Proxy Form Applicable at Annual General Meeting.
G. Reply Slip for Attending the Annual General Meeting.
H. 2008 FIRST QUARTERLY REPORT.

RECEIVED
2008 MAY 19 A 9:23

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON DATE OF BOARD MEETING

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

The Board of Directors of Tsingtao Brewery Company Limited (the "Company") hereby announces that a meeting of the Board of Directors will be convened on Tuesday, 29 April 2008 to consider and approve the unaudited first quarterly results of the Company and its subsidiaries for the three months ended 31 March 2008 which is prepared in accordance with the PRC accounting standards.

By order of the Board
Tsingtao Brewery Company Limited
Yuan Lu
Secretary to the Board

Qingdao, the People's Republic of China
16 April 2008

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

RECEIVED
2008 MAY 19 A 9:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSINGTAO 青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 15TH MEETING OF THE 5TH BOARD OF DIRECTORS OF TSINGTAO BREWERY COMPANY LIMITED

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 5th Board of Directors of Tsingtao Brewery Company Limited (the "Company") held the 15th meeting in the morning on Monday, 21 April 2008. 10 out of 11 eligible Directors attended the meeting in person, and Mr. Stephen J. BURROWS (Vice Chairman) appointed Mr. Mark F. SCHUMM (Nonexecutive Director) to attend the meeting and exercise voting rights on his behalf. Some of the Supervisors and the Secretary to the Board of Directors of the Company also sat in the meeting. The meeting was held in compliance with the relevant requirements of the Company Law of the PRC and the Articles of Association of the Company, and the resolutions passed were lawful and valid.

The meeting was convened and chaired by Mr. LI Gui Rong, the Chairman of the Company. The following matters were considered and approved at the meeting.

1. Approve the Company's 2007 Annual Report (including the Directors' Report and the audited Financial Statements).

2. Approve the Company's 2007 Profit Distribution Preliminary Scheme.

   The Company's 2007 Profit Distribution Preliminary Scheme is based on the accumulated distributable profit of the Company in the amount of RMB631,734,790.52 prepared in accordance with the Hong Kong Financial Reporting Standard:

   (1) Based on the 2007 net profit of RMB184,977,545.24 calculated in accordance with PRC GAAP, to withdraw 10% of such sum as the Legal Surplus Public Accumulation Fund and which amounted to RMB18,497,754.52;

   (2) Based on the total share capital of the Company of 1,308,219,178 shares, to distribute a cash dividend of RMB0.22 per share to all Shareholders, which amounted to a total cash dividend of RMB287,808,219.16.

3. Approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited and PricewaterhouseCoopers, Hong Kong as the Company's domestic auditors and international auditors, respectively, for the year 2008, and to propose to authorize the Board of Directors to determine the auditors' remuneration

at the Annual General Meeting.

4. Approve the list of candidates for the 6th Board of Directors: Mr. JIN Zhi Guo, Mr. WANG Fan, Mr. SUN Ming Bo, Mr. LIU Ying Di, Mr. SUN Yu Guo, Mr. Stephen J. BURROWS, Mr. Mark F. SCHUMM, Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen, with Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen as candidates for Independent Directors of the Company.

5. Approve the remuneration package of members of the 6th Board of Directors and Supervisory Committee.

6. Approve the resolution to amend the Articles of Association and its addenda.

7. Approve the purchase of directors and officers liability insurance for the new Board of Directors, Supervisory Committee and senior management of the Company, and propose at the Annual General Meeting to authorize the Board of Directors to determine the standard of the annual premium and related matters.

The 2007 Annual General Meeting of the Company was agreed to be held on Tuesday, 10 June 2008. The aforesaid seven resolutions will be proposed at the Annual General Meeting for consideration. A notice of Annual General Meeting, the biography for Directors and Supervisors, the remuneration package of members of the new Board of Directors and Supervisory Committee, and the particulars of the amendments to the Articles of Association will be set out in the Company's circular to be dispatched to the holders of H Shares in due course.

Tsingtao Brewery Company Limited
Board of Directors

21 April 2008
Qingdao, the People's Republic of China

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

RECEIVED

2008 MAY 19 A 9:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 15TH MEETING OF THE 5TH SUPERVISORY COMMITTEE TSINGTAO BREWERY COMPANY LIMITED

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 5th Supervisory Committee of Tsingtao Brewery Company Limited (the "Company") held the 15th meeting (the "Meeting") on 18 April 2008 at Tsingtao Beer Tower. Supervisors SUN Jia Yao, LIU Qing Yuan, ZHONG Ming Shan, Frances ZHENG and REN Zeng Gui attended the Meeting, and as Supervisor HUANG Zu Jiang was away for business assignment, he appointed SUN Jia Yao to attend the Meeting and exercise voting rights on his behalf.

The Meeting considered and approved the Company's 2007 Annual Report (audited); the Company's 2007 Profit Distribution Preliminary Scheme; the resolution on the appointment of the Company's domestic auditor and international auditor for the year 2008; the election of candidates for the 6th Supervisory Committee and the proposed remuneration package; the list of candidates for Supervisors as shareholders representative of the 6th Supervisory Committee of the Company, including Mr. DU Chang Gong, Mr. LIU Qing Yuan, Mr. ZHONG Ming Shan and Ms. Frances ZHENG (the biography of candidates for Supervisors will be set out in the Company's circular to be dispatched to the holders of H Shares in due course); the resolution on the amendment of Articles of Association and its addenda; the resolution on the purchase of liability insurance for the 6th Board of Directors, Supervisory Committee and other senior management of the Company; and the 2007 Work Report of the Supervisory Committee.

Tsingtao Brewery Company Limited
Supervisory Committee

Qingdao, the People's Republic of China
18 April 2008

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

2007 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors of Tsingtao Brewery Company Limited ("the Company") hereby presents its audited results as at 31 December 2007 prepared in accordance with the Hong Kong Financial Reporting Standards (the "HKFRS") as follows:

I. FINANCIAL INFORMATION

(Un less otherwise specified, all amounts are quoted in RMB)

BALANCE SHEETS

		Group		Company	
		As at 31 December		As at 31 December	
		2007	2006	2007	2006
	Note	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS					
Non-current assets					
Property, plant and equipment		5,608,946	5,098,594	946,698	957,531
Investment Property		—	—	20,853	—
Leasehold land and land use rights		717,172	676,759	65,878	68,892
Prepayment for land use rights		17,442	17,442	17,442	17,442
Intangible assets		237,269	232,493	95,494	78,741
Investments in subsidiaries	5	—	—	1,857,838	1,628,989
Loans to subsidiaries	5	—	—	2,704,878	2,759,788
Interests in associates		27,882	18,576	7,200	6,004
Deferred income tax assets	8	174,783	70,813	120,425	41,563
Available-for-sale financial assets		20,223	—	12,195	16,504
Other long-term assets		11,120	27,258	3,167	22,664
		6,814,837	6,141,935	5,852,068	5,598,118
Current assets					
Inventories		2,187,254	1,641,319	411,062	316,998
Amounts due from subsidiaries		—	—	237,434	146,509
Trade receivables		94,199	101,180	44,117	33,535
Bills receivable		37,294	44,979	—	—
Deposits, prepayments and other receivables		1,076,742	415,803	293,260	88,736
Pledged bank deposits		20,266	19,524	—	—
Cash and cash equivalents		1,314,643	1,213,243	689,459	594,700
		4,730,398	3,436,048	1,675,332	1,180,478
Total assets		11,545,235	9,577,983	7,527,400	6,778,596

	Note	Group As at 31 December 2007 RMB'000	Group As at 31 December 2006 RMB'000	Company As at 31 December 2007 RMB'000	Company As at 31 December 2006 RMB'000
EQUITY					
Capital and reserves attributable to the Company's shareholders					
Share capital	6	1,308,219	1,308,219	1,308,219	1,308,219
Other reserves	7	3,632,861	3,560,423	3,608,856	3,541,588
Retained earnings					
— Proposed final dividend		287,808	287,808	287,808	287,808
— Others		280,297	90,979	325,789	528,623
		5,509,185	5,247,429	5,530,672	5,666,238
Minority interests		479,150	452,294	—	—
Total equity		5,988,335	5,699,723	5,530,672	5,666,238
LIABILITIES					
Non-current liabilities					
Borrowings		90,854	53,259	—	—
Derivative financial instruments		22,801	3,749	22,801	3,749
Deferred income tax liabilities		17,035	16,448	1,828	—
Long-term loan due to a shareholder		—	117,131	—	—
Finance lease liabilities		5,726	—	—	—
Deferred government grants		76,275	—	11,308	—
Other financial liabilities		28,286	31,800	—	—
		240,977	222,387	35,937	3,749
Current liabilities					
Trade payables		1,080,803	794,675	188,918	133,615
Bills payable		207,268	250,117	81,180	70,900
Accruals and other payables		2,172,297	1,766,404	572,702	450,760
Deposits and advance from customers		482,882	191,662	374,158	62,899
Taxes payable		279,227	51,106	198,603	—
Loan due to a shareholder		109,569	—	—	—
Borrowings		971,096	599,745	545,230	390,435
Current portion of long-term borrowings		10,216	2,164	—	—
Current portion of finance lease liabilities		2,565	—	—	—
		5,315,923	3,655,873	1,960,791	1,108,609
Total liabilities		5,556,900	3,878,260	1,996,728	1,112,358
Total equity and liabilities		11,545,235	9,577,983	7,527,400	6,778,596
Net current (liabilities)/assets		(585,525)	(219,825)	(285,459)	71,869
Total assets less current liabilities		6,229,312	5,922,110	5,566,609	5,669,987

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December	
		2007	2006
	Note	***RMB'000***	*RMB'000*
Sales		**13,529,892**	11,677,160
Cost of goods sold		**(9,215,999)**	(8,003,086)
Gross profit		**4,313,893**	3,674,074
Selling and marketing expenses		**(2,651,635)**	(2,020,660)
Administrative expenses		**(689,326)**	(837,020)
Other gains — net	*10*	**97,469**	92,674
Other operating losses-net		**(63,095)**	(255,390)
Operating profit		**1,007,306**	653,678
Finance expenses — net	*11*	**(15,009)**	(26,899)
Share of profit of associates — net		**283**	1,041
Profit before income tax		**992,580**	627,820
Income tax expense	*9(a)*	**(413,812)**	(179,063)
Profit for the year		**578,768**	448,757
Attributable to:			
Shareholders of the Company		**538,911**	447,867
Minority interests		**39,857**	890
		578,768	448,757
Earnings per share for profit attributable to the Shareholders of the Company during the year (expressed in RMB per share)			
— Basic and diluted	*12*	**0.41**	0.34
Dividends	*13*	**287,808**	287,808

NOTES TO FINANCIAL INFORMATION

1. BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The principal accounting policies applied in the preparation of these consolidated financial statements have been

consistently applied to both 2006 and 2007 presented, except the accounting policy for the determination of the surplus reserve in consolidated balance sheet and statement of changes in equity as disclosed below.

During the year ended 31 December 2007, the Group changed its policy for reserve appropriations that share of profits from subsidiaries after their respective reserve appropriations would not be subject to additional reserve appropriations at the statutory financial statements of the Company in the PRC. As a result of such change, the Group restated its reserve balances of prior years retroactively.

The effect of such change in current year is shown below:

	As at 31 December 2007
	RMB'000
Increase in accumulated losses brought forward	**236,203**
Decrease in surplus reserve	**(236,203)**

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

The adoption of new/revised HKFRS

(a) Standards, amendment and interpretations effective in 2007

- HKFRS 7, "Financial instruments: Disclosures", and the complementary amendment to IAS/HKAS 1, "Presentation of financial statements — Capital disclosures", introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments, or the disclosures relating to taxation and trade and other payables; and

- HK(IFRIC) — Int 10, "Interim financial reporting and impairment", prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements; and

- HK(IFRIC) — Int 8, "Scope of HKFRS 2", requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This standard does not have any impact on the Group's financial statements.

(b) Standards, amendments and interpretations effective in 2007 but not relevant

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to the Group's operations:

- HK(IFRIC) — Int 11 — HKFRS2, Group and Treasury Share Transaction (effective for annual periods beginning on or after 1 March 2007). HK(IFRIC) — Int 11 provides guidance on the how to apply requirements of IFRS 2 when involving the equity instruments of the parent or subsidiaries and when involving the purchase of the entity's own equity instrument from third parties.

  As the Company's Article of Association does not provide any provision for treasury share and redemption of the Company's own shares, IFRIC — Int 11 is not relevant to the Group's operation;

- HK(IFRIC) — Int 7, "Applying the restatement approach under IAS/HKAS 29, Financial reporting in hyper — inflationary economies"; and

- HK(IFRIC) — Int 9, "Re-assessment of embedded derivatives".

(c) ***Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group***

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods, but the Group has not early adopted them:

- HKAS 1 (Revised), "Presentation of Financial Statements" (effective from 1 January 2009). HKAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other HKFRSs. The Group will apply HKAS 1 (Revised) from 1 January 2009;

- HKAS 23 (Amendment), "Borrowing costs" (effective from 1 January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply HKAS 23 (Amended) from 1 January 2009. Currently the directors are of the view that the revised HKAS 23 will not have material impact to the Group as the Group have already adopted the alternative approach under existing HKAS 23 which is similar to the revised HKAS 23;

- HKFRS 8, "Operating segments" (effective from 1 January 2009). HKFRS 8 replaces HKAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, "Disclosures about segments of an enterprise and related information". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from 1 January 2009. The expected impact is still being assessed in details by management, but it appears likely that the number of reportable segments, as well as the manner in which the segments are reported, will change in a manner that is consistent with the internal reporting provided to the chief operating decision-maker. As goodwill is allocated to groups of cash-generating units based on segment level, the change will also require management to reallocate goodwill to the newly identified operating segments. Nevertheless, management does not anticipate that this will result in any material impairment to the goodwill balance; and

- HK(IFRIC) — Int 13, "Customer loyalty programmes" (effective from 1 July 2008). IFRIC/HK(IRFIC) — Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group will apply HK(IFRIC) — Int 13 from 1 January 2009. The expected impact is still being assessed in detail by management, in respect of whether any incentives offered by the Group to the customers would fall into the scope of this interpretation. Management does not anticipate that this will result in any material changes to the Group's operating results.

(d) Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

The following interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods but are not relevant the Group's operations:

- HK(IFRIC) — Int 12, "Service concession arrangements" (effective from 1 January 2008). HK(IFRIC) — Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. HK(IFRIC) — Int 12 is not relevant to the Group's operations because none of the Group's companies provide public sector services;

- HK(IFRIC) — Int 14, "HKAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction" (effective from 1 January 2008). HK(IFRIC) — Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. HK(IFRIC) — Int 14 is not relevant to the Group's operation as the Group has no defined benefit plans;

- HKAS 32 and HKAS 1 Amendments "Puttable Financial Instruments and Obligations Arising on Liquidation" (effective from 1 January 2009). The amendment requires some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The Group will apply HKAS 32 and HKAS 1 Amendments from 1 January 2009, but it is not expected to have any impact on the Group's accounts;

- HKAS 27 (Revised) "Consolidated and Separate Financial Statements" (effective from annual period beginning on or after 1 July 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group has already chosen the similar accounting policy as HKAS 23 (Revised) in prior years;

- HKFRS 3 (Revised) "Business Combination" (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are "capable of being conducted" rather than "are conducted and managed". It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other HKFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The Group will apply HKFRS 3 (Revised) from 1 January 2010; and

- IFRS Amendment "Share-based Payment Vesting Conditions and Cancellations" (effective from 1 January 2009). This amendment is not relevant to the Group's operation as the Group has currently no such schemes.

2. FINANCIAL RISK MANAGEMENT

2.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and cash flow and fair value interest rate risk), credit risk, and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The foreign exchange risks of the Group occur due to the fact that the Group has financing activities and highly probable cash outflow arising from purchase of raw materials which are denominated in foreign currencies, primarily in US dollars. The Group has entered into foreign exchange forward contracts to manage the risk arising from certain recognised liabilities. The directors are of the opinion that the Group's exposure to foreign exchange risk would not be very significant.

At 31 December 2007, if US dollar had appreciated by 7% against RMB with all other variables held constant, post-tax profit for the year would have been approximately RMB2,982,000 (2006: RMB4,904,000) lower, mainly as a result of foreign exchange losses on translation of US dollar-denominated borrowings.

(ii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly bank deposits which bear effective interests at approximately 3.7% p.a. (2006: 1.8% p.a.). They expose the Group to fair value interest-rate risk. The directors are of the opinion that future interest rate changes would not lead to significant adverse impact on the Group's operating results.

The Company and the Group's long-term borrowings and loans to subsidiaries were issued at fixed rates, and they expose the Company and the Group to fair value interest-rate risk.

At 31 December 2007, if interest rates on US dollar-dominated borrowings had increased/decreased 0.5% with all other variables held constant, post-tax profit for the year would have been approximately RMB1,224,000 (2006: RMB1,308,000) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

At 31 December 2007, if interest rates on RMB-dominated borrowings had increased/decreased 0.5% with all other variables held constant, post-tax profit for the year would have been approximately RMB3,592,000 (2006: RMB887,000) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

(b) Liquidity risk

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB585,525,000 as at 31 December 2007 (2006: RMB219,825,000). The directors are confident that the Group will be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones. In addition, the Group had unutilised banking facilities granted by certain banks in an aggregate amount of approximately RMB1,400,000,000 as at 31 December 2007 which the Group could utilise in order to meet its short-term cash needs. The Company has also successfully completed the issuance of a bond offering with maturity in 2014 with a net proceeds received by amounting to approximately RMB1,472 million in April 2008 in order to finance the ongoing capital commitments. As a result, the Directors do not consider there is significant liquidity risk which may affect the adoption of going concern basis in preparing the Company and the Group's financial statements as at 31 December 2007.

In addition, management monitors rolling forecasts of the Group's liquidity reserve (comprises undrawn borrowing facility and cash and cash equivalents based on expected cash flow.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with its accounting policy. The recoverable amounts of each identified cash-generating units have been determined based on value-in-use calculations.

For the year ended 31 December 2007, the Group had not reported impairment losses (2006: RMB151,061,000) for impairment loss on goodwill based on such calculations. There are two critical estimates adopted in the calculations, the expected gross margin of product sales and the pre-tax discount rate.

The Group would not be able to reverse any impairment losses on goodwill recognized if the actual gross margin had been higher or the pre-tax discounted rate lower than management's estimates.

Impairment of goodwill would not be further recognized even if the actual gross margin had been 10% lower or the pre-tax discounted rate had been 10% higher than management's estimates with all other variables had constant.

(b) Estimated impairment of property, plant and equipment

The Group also tests whether property, plant and equipment have suffered any impairment, whenever events or changes in circumstances, indicate that the carrying amount may not be recoverable in accordance with its accounting policy. Similar to impairment of goodwill, the recoverable amounts of the property, plant and equipments have been determined based on value-in-use calculations. These calculations require the use of estimates which are similar to (a) stated above.

For the year ended 31 December 2007, the Group reported impairment losses amounting to RMB141,008,000 (2006: RMB163,688,000) for property, plant and equipment based on such calculations.

If the estimated gross margin at 31 December 2007 had been 10% lower than management's estimates at 31 December 2007, the Group would have recognised a further impairment against property, plant and equipment by RMB116,436,000 (unaudited).

If the estimated pre-tax discount rate applied to the discounted cash flows adopted in the value-in-use calculations had been 10% higher than management's estimates, the Group would have recognised a further impairment against property, plant and equipment by RMB16,715,000 (unaudited).

If the actual gross margin had been 10% higher or the pre-tax discounted rate had been 10% lower than management's estimates, in 2007 the Group would be able to reduce the impairment losses by RMB80,766,000 (unaudited) and RMB18,547,000 (unaudited) that had been recognized on these assets in current year.

4. SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	For the year ended 31 December 2007						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	5,546,386	947,763	2,410,880	4,278,920	345,943	—	13,529,892
Inter-segment sales	177,819	1,163,419	169,649	36,178	—	(1,547,065)	—
	5,724,205	2,111,182	2,580,529	4,315,098	345,943	(1,547,065)	13,529,892
Results							
Segment results	673,383	23,493	(47,026)	412,792	80,390	—	1,143,032
Unallocated expenses, net							(135,726)
Operating profit							1,007,306
Finance costs							(15,009)
Share of profit of associates	283	—	—	—	—	—	283
Profit before income tax							992,580
Income tax expense							(413,812)
Profit for the year							578,768
Other information							
Depreciation	117,784	53,343	129,680	203,672	708		505,187
Amortisation	5,542	1,921	8,737	6,820	—		23,020
Impairment of property, plant and equipment	37,001	20,357	81,132	2,518	—		141,008

	For the year ended 31 December 2006						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	4,229,615	1,027,676	2,566,863	3,526,259	326,747	—	11,677,160
Inter-segment sales	143,139	773,931	112,723	61,593	—	(1,091,386)	—
	4,372,754	1,801,607	2,679,586	3,587,852	326,747	(1,091,386)	11,677,160
Results							
Segment results	913,544	(154,413)	(97,999)	(81,084)	113,478	—	693,526
Unallocated expenses, net							(39,848)
Operating profit							653,678
Finance costs							(26,899)
Share of loss of associates	1,041	—	—	—	—	—	1,041
Profit before income tax							627,820
Income tax expense							(179,063)
Profit for the year							448,757
Other information							
Depreciation	93,477	72,657	119,367	227,395	684		513,580
Amortisation	7,322	1,434	17,278	3,788	—		29,822
Impairment of property, plant and equipment	5,952	42,618	47,558	67,560	—		163,688
Impairment of goodwill	—	—	20,166	130,895	—		151,061

Segment assets consist primarily of property, plant and equipment, intangible assets, investments in associates, inventories, trade and other receivables, and cash and cash equivalents.

Segment liabilities comprise operating liabilities.

Capital expenditure comprises additions to property, plant and equipment, leasehold land and land use rights, and intangible assets.

The segment assets and liabilities at 31 December 2007 and capital expenditure for the year then ended are as follows:

	As at 31 December 2007						
	Qingdao Region RMB'000	Other Shandong Regions RMB'000	Huabei Region RMB'000	Huanan Region RMB'000	Overseas RMB'000 (Note a)	Eliminations RMB'000	Consolidated RMB'000
Assets							
Segment assets	2,404,599	2,038,935	2,398,711	4,835,985	—	(1,045,266)	10,632,964
Interests in associates	27,882	—	—	—	—	—	27,882
Unallocated assets							884,389
							11,545,235
Liabilities							
Segment liabilities	1,138,448	604,075	872,838	2,121,114	—	(1,097,462)	3,639,013
Unallocated liabilities							1,917,887
							5,556,900
Capital expenditure	173,328	703,138	107,769	283,171	1,087	—	1,268,493

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year then ended are as follows:

	As at 31 December 2006						
	Qingdao Region RMB'000	Other Shandong Regions RMB'000	Huabei Region RMB'000	Huanan Region RMB'000	Overseas RMB'000 (Note a)	Eliminations RMB'000	Consolidated RMB'000
Assets							
Segment assets	5,812,330	1,696,896	2,226,120	5,116,957	—	(6,224,860)	8,627,443
Interests in associates	18,576	—	—	—	—	—	18,576
Unallocated assets							931,964
							9,577,983
Liabilities							
Segment liabilities	703,127	712,130	793,028	2,579,692	—	(1,964,206)	2,823,771
Unallocated liabilities							1,054,489
							3,878,260
Capital expenditure	148,646	30,929	343,802	104,673	1,323	—	629,373

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiaries or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products, accordingly, no analysis of business segment information is provided.

5. INVESTMENTS IN AND LOANS TO SUBSIDIARIES

(a) New subsidiaries established during the year

i. In June 2007, a wholly-owned subsidiary, Tsingtao Brewery (Chengdu) Company Limited was established with a registered capital of RMB150,000,000, which was fully contributed by the Company in cash. The relevant legal procedures for the registration were completed in June 2007.

ii. As brought forward from prior years, the Company had entered into a repayment agreement with a customer, Shijixinke Company Limited ("Shijixinke"), for a long-term receivable balance due to the Company. The outstanding balance was RMB35,893,000 as at 31 December 2006. In March 2007, Shijixinke decided to cease its operations and it reached a settlement agreement with the Company to settle the outstanding debt by a transfer of its equity interests held by its owner, Fuliyun Investment Company Limited ("Fuliyun"), to the Company; and a waiver of a debt which the Company owed to Fuliyun amounting to approximately RMB8,220,000 as at 31 December 2006. The relevant legal procedures of equity interest transfer were completed in April 2007 and Shijixinke then changed its name to Qingdao Guangrunlong Logistic Company Limited thereafter. The respective fair values of assets acquired and debt waived; as compared to the then carrying amount of such receivable balance is set out as below:

	RMB,000
The carrying amount of the outstanding balance due from Shijixinke	35,893
The fair value of net assets of Shijikinke acquired by the Group	(15,481)
Amount due to Fuliyun waived	(8,220)
The remaining exposure of the debtor, fully provided for in 2006	12,192

As the business of Shijixinke had been ceased before the acquisition by the Company, this transaction was accounted for as purchase of assets, not business combination.

iii. In July 2007, the Company acquired 100% equity interests of Tsingtao Brewery Cultural Communication Company Limited ("Cultural Communication Company") from TB Group Company at a consideration of RMB5,290,000, paid by cash. The Group started to consolidate Cultural Communication Company from 28 November 2007, when the Group gains control in it.

(b) Registered capital increment

i. Pursuant to an agreement entered into between the two equity owners in June 2006, the registered capital of Tsingtao Brewery Xi'an Company Limited ("Xi'an Company") was increased by RMB65,703,022, which was fulfilled by injection of cash by both the Company and Xi'an Industry Assets Management Company, the other equity owner, of RMB50,000,000 and RMB15,703,022, respectively. The relevant legal procedures were completed in February 2007.

ii. During the year, the Company contributed additional capital of RMB120,000,000 in cash to Tsingtao Brewery (Jinan) Company Limited a wholly owned subsidiary of the Company. The relevant legal procedures were completed in May 2007.

(c) Pursuant to the provisions of agreements entered into between the Group and TB Group Company in January 2003 and December 2004 respectively, TB Group Company, being the majority equity owner of Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") entrusted the Company to control

the operations and management of Yangzhou Company. In addition, a majority of the members of the board of directors of Yangzhou Company are also appointed by the Company. Accordingly, Yangzhou Company has been consolidated as a subsidiary of the Group because the Group has control over its financial and operating decisions.

(d) *Subsidiaries liquidated/put under liquidation*

During the year, the legal procedure were completed for deregistration of Tsingtao Brewery (Nanjing) Company Limited, Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited and Xuzhou Pengcheng Sales Company Limited. No material gain or loss occurred from liquidation of these subsidiaries.

During the year, Tsingtao Brewery (Suzhou) Company Limited was put into voluntary liquidation, and as at 31 December 2007, the procedures had not yet been completed. The relevant losses have been recognized in the income statement in 2007.

(e) In prior year, the Company has reached certain arrangements with the minority equity owners of these two subsidiaries. Under these arrangements, parts of the minority interests were not qualified as equity according to HKAS32, Financial Instruments: Disclosure and Presentation anymore. Accordingly these amounts at RMB28,286,000 were reclassified as other financial liabilities.

(f) The Directors of the Company performed impairment tests on the carrying amounts of its investments in and loans lent to subsidiaries in accordance with the accounting policy as stated in during the year. Approximately RMB78,900,000 and RMB5,096,000 of impairment provisions for the investment in subsidiaries were recognised for Tsingtao Brewery (Hairbin) Company Limited and Tsingtao Brewery (Xingkaihu) Company Limited respectively according to their poor operations.

As at 31 December 2007, all the subsidiaries owned by the Company are limited liability companies.

6. SHARE CAPITAL

As at 31 December 2007, the authorised registered share capital of the Company was RMB1,308,219,178 (as at 31 December 2006: RMB1,308,219,178) of RMB1 each.

	31 December 2007		31 December 2006	
	RMB'000	Number of *shares('000)*	*RMB'000*	Number of *shares('000)*
PRC public shares subject to restriction (a)	417,395	417,395	417,395	417,395
PRC public shares ("A Shares")	235,755	235,755	235,755	235,755
Overseas public shares ("H Shares")	655,069	655,069	655,069	655,069
	1,308,219	1,308,219	1,308,219	1,308,219

As at 31 December 2007, all issued share capital had been fully paid up.

(a) According to the shareholding restructuring scheme approved in an A shares shareholders meeting in October 2006, the shareholders of the State shares and PRC legal person shares (collectively defined as the "Non Public Shares") offered to the A share shareholders 35,755,495 shares of their shares and a cash consideration of RMB48,000,000 in return for the conversion of the Non Public Shares into A shares, subject to certain disposal restrictions imposed that the shareholders of the Non Public Shares shareholders will not sell the shares which gain liquidity within a period of five years. In addition, the Non Public Shares shareholders, being the substantial shareholders of the Company, also undertake to appropriate 70% of the available profit of the Company as dividends for a period of 3 years.

Following the completion of the above transactions, Qingdao State Assets Supervision and Administration Committee transferred its equity interests held in the Company to its wholly owned subsidiary, TB Group Company on 4 April 2007 and TB Group Company became the substantial shareholder of the Company since then.

7. OTHER RESERVES

	Share premium *RMB'000*	Capital reserve *RMB'000*	Surplus reserve *RMB'000*	Public welfare fund *RMB'000*	Cumulative translation adjustments *RMB'000*	Total *RMB'000*
Balance at 1 January 2006, as previously reported	3,058,231	17,252	329,147	269,923	(981)	3,673,572
Opening adjustments for the accounting policy change *(note 1)*	—	—	(209,576)	—	—	(209,576)
Balance at 1 January 2006, as restated	3,058,231	17,252	119,571	269,923	(981)	3,463,996
Transfer	—	—	269,923	(269,923)	—	—
Profit appropriation to surplus reserve	—	—	43,940	—	—	43,940
Translation difference	—	—	—	—	3,986	3,986
Acquisition/disposal of interests from/to minority shareholders	—	48,501	—	—	—	48,501
Balance at 31 December 2006	3,058,231	65,753	433,434	—	3,005	3,560,423
Balance at 1 January 2007, as previously reported	3,058,231	65,753	669,637	—	3,005	3,796,626
Opening adjustments for the accounting policy change *(note 1)*	—	—	(236,203)	—	—	(236,203)
Balance at 1 January 2007, as restated	3,058,231	65,753	433,434	—	3,005	3,560,423
Profit appropriation to surplus reserve (a)	—	—	61,785	—	—	61,785
Translation difference	—	—	—	—	898	898
Gross gain on fair value of available-for-sale financial assets	—	13,007	—	—	—	13,007
Deferred income tax liabilities for available-for-sale financial assets	—	(3,252)	—	—	—	(3,252)
Balance at 31 December 2007	3,058,231	75,508	495,219	—	3,903	3,632,861

Pursuant to the provisions under the Company law of PRC and the Articles of Association of the Company, as amended in the annual general meeting held on 29 June 2006, the Company ceased to appropriate funds to the public welfare fund of the Company from 1 January 2006 onwards. The balance of the public welfare fund of the Group as at 1 January 2006 of approximately RMB269,923,000 were transferred to the surplus reserve in accordance with regulations promulgated by the Ministry of Finance of the PRC.

8. DEFERRED INCOME TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 18% to 25% (2006: 15% to 33%).

The movements in deferred tax assets/liabilities are as follows:

(i) Deferred tax assets

	As at 1 January 2007 *RMB'000*	(Credited)/ charged to the income statement *RMB'000*	As at 31 December 2007 *RMB'000*	As at 1 January 2006 *RMB'000*	(Credited)/ charged to the income statement *RMB'000*	As at 31 December 2006 *RMB'000*
Fair value adjustment on depreciation of fixed assets	3,789	(1,608)	2,181	4,206	(417)	3,789
Impairment provision	9,395	3,057	12,452	—	9,395	9,395
Advertising expenses not tax deductible in current year	3,687	35,171	38,858	3,232	455	3,687
Accruals not tax deductible in current year	53,380	58,712	112,092	14,368	39,012	53,380
Loss on derivative financial instruments	562	5,138	5,700	—	562	562
Others	—	3,500	3,500	—	—	—
Total	70,813	103,970	174,783	21,806	49,007	70,813

(ii) Deferred tax liabilities

	Fair value adjustment on depreciation		Gain on AFS financial assets		Total	
	2007 *RMB'000*	2006 *RMB'000*	2007 *RMB'000*	2006 *RMB'000*	2007 *RMB'000*	2006 *RMB'000*
At 1 January	16,448	17,374	—	—	16,448	17,374
Credited to the income statement	(2,819)	(926)	—	—	(2,819)	(926)
Charged to equity	—	—	3,406	—	3,406	—
At 31 December	13,629	16,448	3,406	—	17,035	16,448

As at 31 December 2007, deferred tax assets were mainly recognised for temporary differences arising from fair value adjustments made on depreciation of fixed assets acquired in business combinations; impairment loss provision against fixed assets and financial assets, and certain promotion expenses and accrual of expenses not allowed for current year tax deduction claims, to the extent that realisation of such tax benefits through future taxable profits is probable.

The Group adjusted the deferred tax assets/liabilities according to the changed reversal tax rate (Note 9 (a)(ii)). The impact of the adjustment on income tax expense was approximately RMB7,382,000.

In addition, the Group also had aggregate unrecognised deferred tax assets amounting to approximately RMB253,496,000 (2006: RMB276,453,000) as at December 2007 mainly attributable to tax losses of subsidiaries of approximately RMB1,013,983,000 (2006: RMB837,737,000) carried forward, which will expire in the period from 2008 to 2012; fair value adjustments made on depreciation of fixed assets of approximately RMB29,038,000 (2006: RMB39,000,000); provision for realisation losses and impairment losses of receivable balances; and inventories and fixed assets of approximately RMB224,935,000 (2006: RMB258,607,000). Deferred tax assets had not been recognised due to the fact that there is no certainty of their respective realisation of these tax benefits through available future taxable profits of the subsidiaries concerned.

9. TAXATION

(a) Income tax expense

	2007 *RMB'000*	2006 *RMB'000*
Current income tax		
— Hong Kong profits tax *(i)*	5,456	3,161
— PRC enterprise income tax *(ii)*	515,145	225,835
Deferred income tax *(note 8)*	(106,789)	(49,933)
	413,812	179,063

(i) Hong Kong profits tax

Hong Kong profit tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

Tax concessions and holidays entitled by the Group:

In accordance with an approval document dated 18 April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Finance Bureau of Qingdao on 23 March 1997 that this preferential tax treatment would not be terminated until further notice.

On 5 July 2007, the Company became aware of a notice which was issued by SAT in June 2007 (the "Notice") regarding the preferential tax treatment granted to nine state-owned enterprises listed on the Stock Exchange of Hong Kong Limited in 1993 (including the Company). According to the Notice, the relevant local tax authorities are required to immediately rectify the expired preferential tax treatments adopted by the Company and take appropriate action on the differences of income taxes collected in prior years arising therefore in accordance with the promulgated rules and provisions under the promulgated Law on Tax Collection and Administration of the PRC.

On 15 April 2008, the Company was informed by the governing local tax bureau that the applicable EIT rate for the year ended 31 December 2007 was adjusted from 15% to 33%. The PRC EIT for current year of the Company was hence provided at 33% (2006: 15%) in the financial statements of the Company and the Group. The Company has not been notified by any tax authorities regarding the exposure of prior years. The directors are of the view that the final outcome cannot be reliably estimated and, therefore, no provision for potential EIT exposure in prior years had been made in the financial statements.

Tsingtao Brewery (Xiamen Company) Limited ("Xiamen Company"), Tsingtao Brewery (Songjiang) Company Limited ("Songjiang Company"), Tsingtao Brewery (Changsha) Company Limited ("Changsha Company"), Tsingtao Brewery (Yulin) Company Limited, Beijing Five Star Tsingtao Brewery Company Limited, Beijing Tsingtao Brewery Three Ring Company Limited, Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company") and

Tsingtao Brewery (Nanning) Company Limited were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. 2007 is the fourth profitable year of Xiamen Company, the second profitable year of Songjiang Company and the first profitable year of Changsha Company and Fuzhou Company. Accordingly, EIT expense for Xiamen Company was provided at a reduced rate of 7.5%; while Songjiang Company, Changsha Company and Fuzhou Company were exempt from the income tax for the current year. Other subsidiaries described above had not yet reached their first year of profit-marking after offsetting prior year tax losses brought forward.

Shenzhen Huanan Tsingtao Brewery Sales Company Limited, Shenzhen Tsingtao Brewery Huanan Holding Company Limited, Shenzhen Tsingtao Beer Asahi Company Limited, Tsingtao Brewery (Zhuhai) Company Limited and Xiamen Tsingtao Brewery (Dongnan) Sales Company Limited were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company") was approved as enterprises with foreign investment in Sanshui County, one of the Coastal open economic regions. Accordingly, enterprise and local income tax rates for Sanshui Company were 24% and 3%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

Changes in Enterprise Income Tax Law in the PRC:

On 16 March 2007, the 10th National Peoples Congress of PRC approved the PRC Enterprise Income Tax Law ("EIT Law"), being effective on 1 January 2008. Applicable income tax rate of entities within the Group currently apply 33% tax rate will be subject to 25% from 1 January 2008. According to Guo Fa [2007] No. 39, "Circular of the State Council on the Implementation of Transitional Preferential Enterprise Income Tax Policies", from 1 January 2008, the lower preferential tax rates enjoyed by certain enterprises shall gradually be increased to the statutory tax rate of 25% within 5 years from 1 January 2008, while entities currently applying 24% EIT rate of 24% shall be adjusted to 25% in 2008. The effective of this change has been reflected in the calculation of deferred income tax assets/liabilities as at 31 December 2007.

For entities still subject to the entitlement of unutilized tax holidays (including two-year exemption and three-year half rate) under the then existing preferential tax treatments, the unutilized tax holiday is allowed to be carried forward to 2008 and future years until their expiry. However, if an entity has not yet commenced its tax holiday due to its loss position, the tax holiday is deemed to commence from 2008 onwards.

Reconciliation of weighted average applicable tax rate to effective tax rate:

	2007	2006
Weighted average applicable tax rate	19%	10%
Effect from change of the EIT rate	(1%)	—
Adjustment to deferred tax assets/liabilities brought forward due to change in tax rate	—	—
Effect of temporary differences not recognised as deferred tax assets this year	24%	20%
Effect of utilisation of temporary differences not recognised as deferred tax assets of prior years	(2%)	(4%)
Tax return or relief granted	(3%)	(2%)
Costs, expenses and losses which could not be deducted from ascertaining the assessable tax profit for tax purposes	5%	5%
Effective tax rate	42%	29%

(a) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

(b) Consumption tax

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is levied at RMB220 per ton.

10. OTHER GAINS — NET

	2007 *RMB'000*	2006 *RMB'000*
Derivative instruments:		
— foreign exchange forward contracts not qualified for hedge accounting	(19,052)	(3,659)
— realised gain on foreign exchange forward contracts	(3,905)	7,791
Interest income	24,224	22,499
Government grants *(i)*	96,202	66,043
	97,469	92,674

(i) In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies determined with reference to the amounts of taxes paid by these subsidiaries.

11. FINANCE EXPENSES

	2007 *RMB'000*	2006 *RMB'000*
Interest on bank loans	39,426	39,473
Net foreign exchange translation gains	(24,417)	(12,574)
	15,009	26,899

12. EARNINGS PER SHARE — BASIC AND DILUTED

Earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the number of ordinary shares in issue during the year.

	Year ended 31 December 2007	2006
Profit attributable to share holders of the Company (RMB'000)	538,911	447,867
Number of ordinary shares in issue (thousands)	1,308,219	1,308,219
Basic earnings per share (RMB per share)	0.41	0.34

The diluted earnings per share information was the same as basic for 2007 and 2006 as there were no dilutive potential ordinary shares as of 31 December 2007 and 2006.

13. DIVIDENDS

	Year ended 31 December 2007 *RMB'000*	2006 *RMB'000*
Proposed final dividend of RMB0.22 (2006: RMB0.22) per share	287,808	287,808

The dividends paid during the year ended 31 December 2007 were for final dividends of 2006 at RMB287,808,000 (RMB0.22 per share) (2006: final dividend for 2005 at RMB209,315,000) (RMB0.16 per share). At the board of directors meeting on 21 April 2008, the directors proposed a final dividend in respect of 2007 of RMB0.22 per share, amounting to an aggregate amount of RMB287,808,000. This proposed dividend will be approved at the Annual General Meeting and shown as appropriations in the year ending 31 December 2007. These financial statements do not reflect this dividends payable.

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRS

The Group has prepared a separate set of financial information for the year ended 31 December 2007 in accordance with "Accounting Standards for Business Enterprises (2006)" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRS give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRS are summarised and explained in the following table:

Impact on the consolidated net assets:

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
Net assets as per accounts prepared under PRC GAAP	**5,509,185**	5,228,197
HKFRS adjustments:		
Miscellaneous insignificant adjustments	—	19,232
Net assets attributable to the Company's shareholders as per financial statements prepared under HKFRS	**5,509,185**	5,247,429

Impact on the consolidated net profit:

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Net profit under PRC GAAP	**558,142**	436,958
HKFRS adjustments:		
Additional depreciation charges arising from differences in accounting of assets valuation under PRC GAAP and HKFRS	**(18,434)**	(366)
Miscellaneous insignificant adjustments	**(797)**	11,275
Profit attributable to shareholders of the Company under HKFRS	**538,911**	447,867

II. DISCUSSION AND ANALYSIS BY THE MANAGEMENT

1. Review of Operations

In 2007, the domestic brewery sector maintained its continuous growth. Its annual sales volume reached 393.1 million hl with a year-on-year growth of 13.8%, which enabled it to become the country with largest beer production and consumption, and one of the fastest growing markets in the world for the fifth consecutive year. At present, China's beer market is still in the phase of integration, and the prospect brought about by the rise in consumption has caused the domestic and international brewery magnates to increase their investments in China. The production capacity was increased through mergers and acquisitions, new construction and expansion, which led to fiercer competition and a more centralized market. In 2007, the market share of the top 10 domestic beer producers reached 64%. The moderately tightened financial trend in China and the rising price of raw materials for beer production in recent years brings great pressure to the beer producers, and the profit of the industry remains low. Despite these factors, as there is still a relatively big disparity in per capita beer consumption volume between China and other developed countries, the leading enterprises in the beer industry still have great room for development with the increase in national consumption level.

In 2007, the Company further improved its corporate governance and internal risk control system by focusing on its annual work guideline, and achieved better operational results by deepening organizational reform, optimizing resource utilization and strengthening brand promotion, etc.. This year, the Company realized a sales volume of 50.5 million hl, representing an increase of 11% compared to 2006, among that the sales volume of the major brand reached 19.3 million hl, representing an increase of 19% compared to the previous year. The financial statement prepared in accordance with the HKFRS revealed a sales income of RMB13,530 million, representing an increase of 15.9% compared to the previous year; profit attributable to shareholders was RMB540 million, representing an increase of 20% compared to the previous year, which continues to show a good development trend in which the growth in profit is greater than the increase in sales income, which is in turn greater than the increase in sales volume. The Board of Directors proposed RMB0.22 per share as full-year final dividend for the year of 2007.

Based on an analysis of the future competition situation, the Company has carried out organizational reform and business rebuilding process with the principal aim to improve its value chain. It has carried out specialized division of work for the Company's headquarters and its 7 original regional sales companies based on the overall value chain of the Company, and established a centralized management structure with 3 centers, namely, investment, marketing and manufacturing, building an organization with 'integrative structure, resources gathering, specialized work division and consistent implementation'. To ensure the smooth implementation of the organizational reform, the Company implemented team building, financial control and risk prevention measures which has, and will ensure the steady promotion of the reform. The organizational reform will give an impetus in improving the Company's core competitiveness, operational efficiency and strategic cooperation impacts.

In recent years, by focusing on the internal systematic integration, the Company has been improving its management ability which helped to establish a sound basis for future development. Under the latest competitive situation, the Board of Directors of the Company has formulated a development strategy of integration and expansion to speed up its development. The year of 2007 was the first year in which the Company has implemented its latest development strategy. Under the direction of the Company's overall strategy, a series of projects of new establishments and expansion like Tsingtao Brewery No. 3 Company Limited, Tsingtao Brewery Jinan Company, Tsingtao Brewery Chengdu Company were successively carried out, which led to an increase of 8 million hl in the Company's total output capacity within the year. The Company will maintain its leading position in the national beer industry through more intense market development.

In 2007, the Company further carried out Olympic marketing activities in the theme of "Passion with Olympics". It effectively promoted the implementation of the Company's Olympic marketing strategy, and raised its brand impact and reputation through the activities of "Tsingtao Beer • City Show" and "Tsingtao Beer • I am the Champion". The carrying out of the "1+3" brand strategy led to a higher brand centralization level, and the sales volume of its top 4 brands amounted to 76% of its total sales volume, which is 8% higher than that of the previous year, and the sales volume of the high-end products like draft beer and canned beer increased by 23% compared to the previous year. According to the results of the "Top 10 Chinese Global Brands Survey" announced by the UK "*Financial Times*", Tsingtao Beer was awarded the "Top 10" for the second time and its ranking rose from No. 4 to No. 3. In addition, Tsingtao Beer was ranked No. 1 in 4 areas, namely, brand value, brand quality, product & service, and brand value overseas rank, establishing an image of high-end brand in the global markets.

As a beer producer, the Company takes its social responsibilities seriously by saving energy and protecting the environment. For years, the Company has been following the principles of "reducing waste, recycling and transforming into resources", and continuously carries out clean production and develops a sustainable economy. It was also the first, among the domestic beer industry, to be authenticated by ISO14001, OHSAS18001 and HACCP, and was awarded "Model Enterprise of Cleaner Production" by China Cleaner Production Center. Compared to the previous year, in 2007, the Company's factories' total water consumption decreased by 10.37%, its electricity consumption decreased by, 6.95%, while its standard coal consumption decreased by 9.89%, making contributions to the harmonic development of the enterprise and the society.

2. Outlook for 2008

For the year of 2008, we will face the opportunities brought about by the rapid development of China's economy, but on the other hand, we will have to meet the challenges of increasing raw materials price and fiercer competition. Therefore, the Company had laid down its working guideline as "Deepening organizational reform, gathering resources, integrating the capabilities, and building a centralized supplying platform; strengthening operational integration, insisting on cooperation, ensuring the implementation, and establishing a powerful competitive system". The Company will adjust and improve its policies and work procedures through deepening its organizational reform, and establish the Company's core competitive system by adopting more professional reform management. The Company will promote the projects with full strength using proceeds from RMB1.5 billion of bonds with warrants to reach its actual production capability in time, so as to enlarge its production and sales scale, and improve its profitability.

The 2008 Beijing Olympic Games is coming soon. It is a great event for the world, and also an important opportunity for marketing. As the official sponsor of the Games, Tsingtao Brewery will continue to increase the brand impacts and market share of Tsingtao Beer through a series of Olympic marketing activities in the theme of "Being Passionate".

In 2008, the Company will strive to achieve a total beer sales volume of 57 million hl, with Tsingtao Beer accounting for 22 million hl. The Board of Directors believes that, with the efforts of the management and all staff, the Company would achieve faster development and reward all of its shareholders, clients, staff and the society with good results.

III. DIVIDENDS

The Board of Directors proposed to distribute a final dividend of RMB0.22 per share for the year ended 31 December 2007. The proposed distribution is subject to consideration and approval at the Company's 2007 Annual General Meeting.

IV. SHARE CAPITAL

1. During the reporting period, there was no change in the share capital of the Company.
2. During the reporting period, no listed securities of the Company were purchased, sold or

redeemed by the Company or any of its subsidiaries.

V. CORPORATE GOVERNANCE

For the year ended 31 December 2007, the Company has complied with the provisions set out in the *Code on Corporate Governance Practices* (the "*Code*") under Appendix 14 of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited* (the "*Listing Rules*"). The details of implementation of the *Code* will be set out in the section headed "Corporate Governance Report" in the 2007 Annual Report.

VI. AUDIT COMMITTEE

The Audit and Finance Committee (the "Audit Committee") was set up under the Board of Directors of the Company in compliance with the requirements under Rule 3.21 of the *Listing Rules*, and the Audit Committee has reviewed the Company's audited 2007 annual results.

VII. SIGNIFICANT EVENTS

1. Material Litigations and Arbitrations During the Reporting Period

In April 2000, the Company acquired all assets (except liquid assets) of the beer production section of Huifu Group ("Huifu Group") and established Tsingtao Brewery (Xuzhou) Pengcheng Company Limited ("Pengcheng Company"). In November 2005, Huifu Group was bankrupted, and 999 Group as a joint guarantor for the Huifu Group assumed liability to repay a loan of RMB6.35 million borrowed from Xuzhou Branch of China Construction Bank by Huifu Group, and it repaid debts in the amount of RMB10.5 million and other expenses in the amount of RMB1.534 million on behalf of the Huifu Group. On 8 October 2007, 999 Group brought an action to the Xuzhou Intermediate People's Court, demanding the Company, Pengcheng Company, Xuzhou Bureau of Finance and Xuzhou Light Industry Company to jointly repay its principal payment and interests totaling RMB12,135,200. The case has been registered in Xuzhou Intermediate People's Court and evidence were exchanged on 24 December 2007. Further inquisition is now taking place.

2. Providing Guarantees and Trusted Loans by the Company During the Reporting Period

During the reporting period, with the approval of the Board of Directors, the total amount guaranteed by the Company for the bank loans and accepted bills of exchange incurred by its controlling subsidiaries was RMB277.00 million.

In addition, Tsingtao Brewery No. 5 Company Limited, the Company's controlling subsidiary, provided extension guarantee for Qingdao Tsingtao-Asahi Company Limited, in which it holds 40% stake, in respect of loans in the total amount of RMB22 million offered by the domestic commercial banks. The guarantee period is 12 months, from 16 July 2007 to 15 July 2008. For further details, please refer to the Company's announcement dated 30 July 2007.

During the reporting period, no is sues involving trust of wealth management occurred. The Company has, with the approval of the Board of Directors, provided trusted loans in the approximate sum of RMB2,792.55 million to its subsidiaries to secure their production and operation.

3. Adjustment to the Income Tax Rate Applicable for 2007

According to the notice from the tax authority in Qingdao in April 2008, the applicable income tax rate for the Company during the year of 2007 was 33% (the previous income tax rate applicable to the Company was 15%). As a result of the adjustment, the Company needs to pay additional income tax in the sum of RMB 175 million, which will have relatively substantial impacts on the Company's 2007 annual results.

As at the date of disclosure of this Announcement, the tax authority has not made any decision on how to settle the income tax before the year of 2007. The Company will issue further announcement as and when appropriate upon receipt of any further information. Pursuant to the new *Enterprise Income Tax Law of the People's Republic of China* which came into effect on 1 January 2008, the income tax rate applicable to the Company for 2008 is 25%.

VIII. SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

1. Acquisition and Sale of Assets, Merger & Acquisition Issues During the Reporting Period

The Company agreed to acquire 23.9% shareholding in Xi'an Company held by Xi'an Industrial Assets Operations Co., Ltd. ("Industrial Co.") through an open bidding in the Xi'an Property Ownership Trading Center. According to the result of public bidding, the consideration to acquire such shares was set to RMB171 million, and the Company signed a share transfer agreement with Industrial Co. on 28 December 2007.

The Board of Directors of the Company (including independent directors) believes that, the transaction is in line with the Company's development strategies, and is beneficial to the Company for strengthening its centralized management over Xi'an Company and further improving the organizational structure and brands integration in the west-north market. The acquisition price is based on the net asset value of Xi'an Company as assessed by valuation agency, and the operational situations and earning ability of Xi'an Company was also taken into account. The transaction price is fair and reasonable, and is in line with the interests of the Company and its shareholders as a whole.

For details of the transaction, please refer to the connected transaction announcement dated 4 January 2008 published in the domestic newspaper and the website of stock exchanges where it is listed. On 25 January 2008, the registration process for transfer of above shares was completed in Xi'an Administration for Industry and Commerce, and Xi'an Company became a wholly-owned subsidiary of the Company.

2. Issuance of Bonds with Warrants

With the approval of the China Securities Regulatory Commission, the Company issued bonds with warrants with a 6-year term in the total value of RMB1.5 billion to qualified investors of A-shares in the Shanghai Stock Exchange on 2 April 2008. Such issuance was completed on 9 April 2008.

The bonds and warrants in this offering have been listed on the Shanghai Stock Exchange on 18 April 2008.

Chairman: **LI Gui Rong**
Tsingtao Brewery Company Limited

Qingdao, the People's Republic of China
21 April 2008

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("AGM") of Tsingtao Brewery Company Limited (the "Company") will be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, the People's Republic of China (the "PRC") at 9:00 a.m. on 10 June 2008 (Tuesday), for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the 2007 Work Report of Board of Directors of the Company.
2. To consider and approve the 2007 Work Report of Supervisory Committee of the Company.
3. To consider and approve the 2007 Financial Statements (audited) of the Company.
4. To consider and determine the 2007 Profit Distribution (including dividends distribution) Proposal.
5. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the Company's domestic auditors and PricewaterhouseCoopers, Hong Kong as its international auditors for the year of 2008, and authorize the Board of Directors to fix their remuneration.
6. To consider and approve the resolution on the election of members of the new Board of Directors of the Company.
7. To consider and approve the resolution on the election of shareholders' representative Supervisors of the Company.
8. To consider and approve the remuneration proposals for members of the new Board of Directors and members of the new Supervisory Committee, and authorize the Board of Directors to fix the remuneration of each Director and Supervisor.
9. To consider and approve the purchase of liabilities insurance of directors and senior staff for members of the new Board of Directors, members of the new Supervisory Committee and senior management of the Company, and authorize the Board of Directors of the Company to determine the standard of the annual premium and related matters.

SPECIAL RESOLUTION

10. To consider and approve the resolution on the proposed amendments to the Articles of Association of Tsingtao Brewery Company Limited and its addenda, namely the Order of

Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee, and to authorize the Board of Directors to make appropriate amendments to the wordings and do such things as necessary in respect of the amendments to the Articles of Association and its addenda pursuant to the requirements of the relevant PRC approval authorities and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (if any).

(For details of Resolutions 1-5, please refer to the Company's 2007 Annual Report to be published on the website of the Hong Kong Exchanges and Clearing Limited (www.hkex.com.hk); the biography of the candidates of the Directors and shareholders' representative Supervisors, their remunerations proposals and the proposed amendments to the Articles of Association and its addenda are published in the circular sent to the shareholders of the Company.)

By order of the Board of Directors
Yuan Lu
Secretary to the Board of Directors

Qingdao, the PRC
25 April 2008

Notes:

I. Closure of Register of Members for H Shares and Qualification for Attending AGM

In order to determine the list of shareholders entitled to attend the AGM, the Register of Members for H Shares of the Company will be closed from 10 May 2008 (Saturday) to 10 June 2007 (Tuesday) (both days inclusive). In order to attend the AGM and to qualify for the cash dividends for 2007, any holder of H Shares must lodge the transfer documents and together with the relevant share certificate(s) at the Company's H Shares registrar, Hong Kong Registrars Limited (Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong), before 4:00 p.m. on 9 May 2008 (Friday).

All shareholders who are registered in the Register of Members of the Company before the close of business hours on 9 May 2008 (Friday) are entitled to attend the AGM.

II. Proxy

1. Each shareholder having the right to attend and vote at the AGM may appoint one or more proxy(ies) (whether a shareholder or not) to attend and vote on his/her behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on poll. Each shareholder (or his/her proxy(ies)) shall be entitled to one vote for each share held.

2. Shareholders shall appoint their proxies in writing (i.e. by using the Proxy Form Applicable at Annual General Meeting ("Proxy From") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by the shareholder appointing the proxy or other person authorized by such shareholder. If such shareholder authorizes other person to sign the Proxy Form, the letter of authorization or other authorization documents must be notarized. Should such shareholder is a legal person; the Proxy Form shall be under seal or signed by its director or a duly authorized attorney. To be valid, the Proxy Form Applicable at Annual General Meeting and the notarized letter of authorization or other authorization documents must be delivered to the Equity Management Department of the Company 24 hours before the time appointed for the holding of the AGM

III. Registration Procedures for Attending the AGM

1. Shareholders who intend to attend the AGM are required to lodge the completed and signed written confirmation for attendance (together with registration documents required) to the Equity Management Department of the Company on or before 20 May 2008 (Tuesday), by hand, by mail or by fax. For written confirmation, please use the "Reply Slip for Attending the Annual General Meeting" enclosed with this notice or a copy thereof.

2. Shareholders or their proxies should present proofs of their identity upon attending the meeting. Should the shareholder appoint his/her proxy(ies) to attend the AGM on his/her behalf, the proxy(ies) should also bring the Proxy Form when attending the meeting. If the shareholder is a legal person, its legal representative or person authorized by its board of directors or other decision-making bodies may attend the meeting only by presenting a copy of the resolution of the board of directors or other decision-making bodies for appointing such person to attend the meeting.

IV. Other Issues

1. The AGM is expected to last half day. Those who attend the meeting shall bear their own travelling and lodging expenses.

2. The Company's business address: Tsingtao Beer Tower, May Fourth Square, Hong Kong Road Central, Qingdao

   Tel: 86-532-85713831 Fax: 86-532-85713240

   Postal Code: 266071

   Contact Person: ZHANG Rui Xiang, WANG Zhi Liang

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

Proxy Form Applicable at Annual General Meeting

(Proxy Form)

I/We: ____ (Note 1)

address: ____

being the registered holder of ______________________ A-shares/______________________ H-shares (Note 2) in Tsingtao Brewery Company Limited ('the Company'), HEREBY APPOINT (Note 3) the Chairman of the Annual General Meeting, or ______________ address: ____

as my/our proxy(ies) to attend the Annual General Meeting or any adjourned meeting of the Company to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, the People's Republic of China at 9:00 a.m. on 10 June 2008 (Tuesday) and to vote on my/our behalf at such Annual General Meeting or any adjourned meeting in respect of resolutions listed in the notice of Annual General Meeting in the manner indicated below or if no such indication is given, as my/our proxy thinks appropriate.

	Ordinary Resolutions	For (Note 4)	Against (Note 4)
1.	To consider and approve the 2007 Work Report of Board of Directors of the Company		
2.	To consider and approve the 2007 Work Report of Supervisory Committee of the Company		
3.	To consider and approve the 2007 Financial Statements (audited) of the Company.		
4.	To consider and determine the 2007 Profit Distribution (including dividends distribution) Proposal		
5.	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the Company's domestic auditors and PricewaterhouseCoopers, Hong Kong as its international auditors for the year of 2008, and authorize the Board of Directors to fix their remuneration.		
6.	To consider and approve the resolution on the election of members of the new Board of Directors of the Company.		
6.1	To elect Mr. JIN Zhi Guo as Executive Director of the Company		
6.2	To elect Mr. WANG Fan as Executive Director of the Company		
6.3	To elect Mr. SUN Ming Bo as Executive Director of the Company		
6.4	To elect Mr. LIU Ying Di as Executive Director of the Company		
6.5	To elect Mr. SUN Yu Guo as Executive Director of the Company		
6.6	To elect Mr. Stephen J. BURROWS as Non-Executive Director of the Company		
6.7	To elect Mr. Mark F. SCHUMM as Non-Executive Director of the Company		
6.8	To elect Mr. FU Yan as Independent Director of the Company		
6.9	To elect Mr. LI Yan as Independent Director of the Company		
6.10	To elect Ms. POON Chiu Kwok as Independent Director of the Company		
6.11	To elect Mr. WANG Shu Wen as Independent Director of the Company		
7.	To consider and approve the resolution on the election of shareholders' representative Supervisors of the Company.		
7.1	To elect Mr. DU Chang Gong as Supervisor of the Company		
7.2	To elect Ms. Frances Zheng as Supervisor of the Company		
7.3	To elect Mr. LIU Qing Yuan as Supervisor of the Company		
7.4	To elect Mr. ZHONG Ming Shan as Supervisor of the Company		
8.	To consider and approve the remuneration proposals for members of the new Board of Directors and members of the new Supervisory Committee, and authorize the Board of Directors to fix the remuneration of each Director and Supervisor.		
9.	To consider and approve to the purchase of liabilities insurance of directors and senior staff for members of the new Board of Directors, members of the new Supervisory Committee and senior management of the Company, and authorize the Board of Directors of the Company to determine the standard of the annual premium and related matters.		
	Special Resolution		
10.	To consider and approve the resolution on the proposed amendments to the Articles of Association of Tsingtao Brewery Company Limited and its addenda, namely the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee, and to authorize the Board of Directors to make appropriate amendments to the wordings and do such things as necessary in respect of the amendments to the Articles of Association and its addenda pursuant to the requirements of the relevant PRC approval authorities and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (if any).		

Signature (Note 5): ______________________ Date: ______________ 2008

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK LETTERS.
2. Please delete as appropriate and fill in the number of shares in the Company registered in your name

and to which the Proxy Form relates. If no number is filled in, this Proxy Form will be deemed to relate to all shares in the Company registered in your name.

3. Should a person other than the Chairman of the Annual General Meeting is to be appointed as proxy, please delete "the Chairman of Annual General Meeting" and fill in the blank space the name and address of the proxy appointed. Each shareholder may appoint one or more proxies to attend and vote at the meeting and the proxy(ies) need not be shareholder(s) of the Company. Any alterations made to this Proxy Form must be signed by the person who signs it.

4. Important: Should you intend to vote for any resolution, tick in the box marked "For"; should you intend to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his/her discretion.

5. This Proxy Form must be signed by you (or by your attorney authorized in writing). If the shareholder is a company or an organization, this Proxy Form must be under seal of the company or the organization, or be signed by its director or a duly authorized attorney. All powers of attorney stated in these Notes must be notarized.

6. To be valid, this Proxy Form together with notarized powers of attorney or other authorization documents under which it is signed, must be lodged with the Equity Management Department. of the Company at Tsingtao Beer Tower, May Fourth Square, Hong Kong Road Central, Qingdao, the People's Republic of China no less than 24 hours before the time appointed for the holding of the Annual General Meeting.

7. Proxies should present this Proxy Form, duly completed and signed, and their proofs of identity when attending the Annual General Meeting on behalf of the shareholders.

8. This Proxy Form is in duplicate. One of which should be lodged in accordance with the instruction under Note 6, and the other shall be presented at the Annual General Meeting in accordance with the instruction under Note 7.

9. In accordance with the Order of Meeting for Shareholders' General Meeting of the Company, the election of Directors and Supervisors is by way of separate voting, that is, voting for each candidate of Director or Supervisor one by one. Please tick in the box marked 'For' or 'Against' in the corresponding column of each candidate. Failure to tick either box will entitle your proxy to cast your vote at his/her discretion.

青岛啤酒

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

Reply Slip for Attending the Annual General Meeting

To: Tsingtao Brewery Company Limited

I/We (Note 1): ____

address: ____

Tel: ________________ being the registered holder(s) of ____________ shares (Note 2)

with face value of RMB1.00 per share in the share capital of Tsingtao Brewery Company Limited, hereby confirm that, I/we intend to attend (or attend by the proxy(ies) on my/our behalf) the Annual General Meeting or any adjourned meeting to be held on 10 June 2008.

Signature of shareholder(s): ____________________

(Seal)

____________ 2008

Notes:

1. Please insert in BLOCK LETTERS full name(s) as shown in the register of shareholders.
2. Please insert the number and class of shares registered in your name.
3. In order to be valid, this completed and signed reply slip shall be delivered to the Equity Management Department of Tsingtao Brewery Company Limited (Tel: 86-532-85713831, Contact person: ZHANG Rui Xiang, WANG Zhi Liang) at Tsingtao Beer Tower, May Fourth Square, Hong Kong Road Central, Qingdao, the People's Republic of China on or before 20 May 2008 (Tuesday) by hand (Registration for attending the Annual General Meeting can be processed immediately), by mail (Postal Code: 266071) or by fax (Fax No.: 86-532-85713240).

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

2008 FIRST QUARTERLY REPORT

This announcement is made pursuant to the disclosure requirements of Rule 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The quarterly report (unaudited) contained in this announcement has been prepared in accordance with PRC GAAP and in accordance with the requirements on preparation and disclosure of quarterly report issued by China Securities Regulatory Commission, and has been approved by the Board of Directors of Tsingtao Brewery Company Limited (the "Company"). The Board of Directors, the Board of Supervisors, and its Directors, Supervisors and senior management undertake that this report contains no false representation, misleading statement or material omission, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of its content.

§1 IMPORTANT NOTICE

1.1 The Board of Directors, the Board of Supervisors and its Directors, Supervisors and senior management of the Company undertake that this report contains no false representation, misleading statement or material omission, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of its content.

1.2 Mr. CHU Zhen Gang, the Independent Director of the Company, did not attend the meeting and make votes due to his leave.

1.3 The third quarterly financial report of the Company is unaudited and has been prepared in accordance with PRC GAAP.

1.4 LI Gui Rong, the legal representative of the Company, SUN Yu Guo, the person in charge of accounting and YU Zhu Ming, the person in charge of the accounting department (accounting officer) declare that the financial report contained in this quarterly report is true and complete.

1.5 This announcement is made pursuant to Rule 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§2 BASIC INFORMATION OF THE COMPANY

2.1 Major financial information and financial indicators

Unit: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease from the end of last year *(%)*
Total assets	12,169,545,618	11,545,234,601	5.41
Owners' equity (Shareholders' equity)	5,544,697,600	5,509,184,632	0.64
Net Assets per share attributable to listed companies	4.24	4.21	0.64

	From the beginning of the year to the end of the reporting period	Increase/decrease from the corresponding period of last year *(%)*
Net cash flow from operating activities	603,546,615	-24.37
Net cash flow from operating activities per share	0.46	-24.37

	Reporting period	From the beginning of the year to the end of the reporting period	Increase/ decrease from the corresponding period of last year *(%)*
Net Profit attributable to shareholders of listed companies	129,637,214	129,637,214	216.71
Basic earnings per share	0.0991	0.0991	216.71
Basic earnings per share after extraordinary items	0.0817	0.0817	309.24
Diluted earnings per share	0.0991	0.0991	216.71
Fully diluted return on net assets *(%)*	2.34	2.34	An increase of 1.60 percentage points
Fully diluted return on net assets after adjusted extraordinary items *(%)*	1.93	1.93	An increase of 1.46 percentage points

Extraordinary items	As at the end of the reporting period	As at the end of last year	Amount from the beginning of the year to the end of the reporting period
Profit or loss on disposal of non-current assets			-533,295
Government grants included Company, except government qualitative measures			21,993,616
Other extraordinary items			4,415,847
Income tax effect on extraordinary items			-3,090,687
Total			22,785,481

**Note:* The income tax rate for parent company applicable for 2007 shall be adjusted from 15% to 33%. Therefore, the net profit during the corresponding period of last year was that after being calculated with the income tax rate of 33%.

The impacts of changes of income tax rate applicable for 2007 brought to tax expenses and net profit:

Unit: RMB0'000

Item	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Tax payable	4,505	3,369	6,196	3,451	17,521
Deferred income tax assets	224	-207	-841	824	—
Increased amount of affected tax expenses	4,729	3,162	5,355	4,275	17,521
Net profits belong to owners of parent company before the adjustment	8,822	27,859	32,863	3,791	73,335
Net profits belong to owners of parent company after the adjustment	4,093	24,697	27,508	-484	55,814
Decrease rate of net profits belong to owners of parent company	53.60%	11.35%	16.29%	112.77%	23.89%

2.2 List of total number of shareholders and top ten holders of listed shares without sales restriction as at the end of the reporting period

Total number of shareholders at the end of the reporting period (shareholder)	53,186

Particulars of top ten holders of listed shares without sales restriction

Name of shareholders	Number of listed shares without sales restriction held at the end of reporting period	Class of shares
HKSCC Nominees Limited	298,260,072	Overseas listed shares
A-B Jade Hong Kong Holding Co., Ltd	261,643,836	Overseas listed shares
Law Debenture Trust (Asia) Limited	91,575,342	Overseas listed shares
National Social Security Fund 108	12,000,000	RMB-denominated ordinary shares
Dacheng Blue Chip Steady Securities Investment Fund	9,804,622	RMB-denominated ordinary shares
National Social Security Fund 102	9,600,000	RMB-denominated ordinary shares
Industrial Bank Trend Investment Mixed Securities Investment Fund	9,308,530	RMB-denominated ordinary shares
National Social Security Fund 106	6,460,580	RMB-denominated ordinary shares
Everbright Pramerica Securities Investment Fund	5,415,590	RMB-denominated ordinary shares
Industrial Bank Global Vision Securities Investment Fund	5,256,385	RMB-denominated ordinary shares

2.3 Management Discussion and Analysis

During the reporting period, the Company further deepened its organizational reform, strengthened its internal management, and actively carried out the brand development strategy of "1+3" and Olympic marketing strategy, which resulted in obvious achievements in optimizing its brands and products structure, therefore, the total sales volume reached 11.48 million hl, an increase of 17.7% compared to last year; sales volume of its top 4 brands reached 10.39 million hl, an increase of 40.6% compared to last year; in which the sales volume of Tsingtao Beer reached 4.93 million hl, an increase of 31.9% compared to last year; returns of principal business reached RMB3,540 million, an increase of 27.4% compared to last year; net profit attributable to owners of parent company reached RMB129,640 million, an increase of 216.7% compared to last year, which continued to show a good development trend in which the growth in profit is greater than the increase in sales income, and in turn greater than the increase in sales volume. (*Note:* **The reason for great growth of net profit during the reporting period was that the income tax rate applicable for 2007 was adjusted from 15% to 33%, therefore, adjustment to net profit during the corresponding period in last year should be made.)**

Facing the trend of continuous rising price of raw materials like barley, the Company took the measures of strengthening centralized purchase, using domestic barley to replace imported barley, and adjusting and optimizing production techniques, which partly reduced pressure brought by the rise of cost. The optimization of product structure and rise of price of certain products led the growth of the Company's income of 0.1 million hl of beer, which in the first quarter, the income of 0.1 million hl increased 8 percentage points compared to last year, ensured the steady growth of the Company's profitability.

As the Beijing Olympic Games, and the season for consumption of beer is coming, the Company will further carry out the Olympic marketing activities, improve the impact of Tsingtao, enlarge the sales of its products, insist on optimizing its product structure and improve its profitability.

§3 IMPORTANT MATTERS

3.1 Key factors contributed to profit change

✓Available ☐ N/A

1. Items in balance sheet	As at the end of the reporting period	As at the end of last reporting period	Increased/ Decreased amount	percentage
Currency fund	1,645,391,461	1,334,908,588	310,482,873	23.26%
Pre-paid account	799,839,502	862,482,132	-62,642,630	-7.26%
Inventory	2,470,453,596	2,187,253,664	283,199,932	12.95%
Projects in construction	363,843,496	225,380,955	138,462,541	61.43%

2. Items in profit statement	Jan-Mar 2008	Jan-Mar 2007	Increased/ Decreased amount	percentage
Operational income	3,582,889,396	2,856,455,128	726,434,268	25.43%
Operational cost	2,096,717,951	1,695,329,202	401,388,749	23.68%
Operational tax and plus	306,877,413	255,639,809	51,237,604	20.04%
Sales expense	771,371,148	597,953,964	173,417,184	29.00%
Management fees	178,891,020	144,351,487	34,539,533	23.93%

3. Items in currency flow statement	Jan-Mar 2008	Jan-Mar 2007	Increased/ Decreased amount	percentage
Net cash flow from operational activities	603,546,615	798,052,331	-194,505,716	-24.37%
Net cash flow from investment activities	-289,533,955	-151,448,291	-138,085,664	91.18%
Net cash flow from fund raising activities	27,766,737	1,826,067	25,940,670	1420.58%

Notes:

(1) Currency fund increased compared to the end of last reporting period, which was mainly caused by the higher net cash-inflow of operational activities than the net cash-outflow of investment activities during the reporting period

(2) Pre-paid accounts decreased compared to the end of last reporting period, which was mainly caused by the inventory previously bought in way of pre-paid accounts being

registered under warehouse during the reporting period;

(3) Inventory increased compared to the end of last reporting period, which was mainly caused by the increase of reserve of main raw materials;

(4) Projects in construction increased compared to the end of last reporting period, which was mainly caused by the increase of projects of technical reconstruction and expansion of certain subsidiaries and projects of constructions of new plants;

(5) Operational income increased compared to the corresponding period of last reporting period, which was mainly caused by: 1, growth of sales volume caused by the good trend of growth of sales volume of the Company's principal products during the reporting period; 2, operational income rose caused by the rising of price of certain products during the reporting period;

(6) Operational cost and operational tax and plus increased respectively compared to the corresponding period of last reporting period, which was mainly caused by: 1, the increase of sales volume caused by the good trend of sales growth of principal products during the reporting period; 2, rise of production cost caused by the rising of price of main raw materials and packaging materials constituting cost of beer during the reporting period;

(7) Sales expenses increased compared to the corresponding period of last reporting period, which was mainly caused by the higher promotional expenses due to growth of sales volume of the Company's principal products during the reporting period;

(8) Management fees increased compared to the same period of last reporting period, which was mainly caused by the rise of remunerations and taxes of employees during the reporting period;

(9) Net cash-inf low from operational activities decreased compared to the corresponding period of last reporting period, which was mainly caused by the higher expenses for purchasing inventory to increase reserve of main raw materials during the reporting period;

(10) Net cash-outflow from investment activities increased compared to the corresponding period of last reporting period, which was mainly caused by the increase of cost of projects of technical reconstruction and expansion of certain subsidiaries and expenses under items of fixed assets of newly constructed plants during the reporting period.

3.2 Explanation on significant events, impacts and resolutions

☑Applicable ☐N/A

With the approval of the China Securities Regulatory Commission, the Company issued bonds with warrants with a 6-year term in the total value of RMB1.5 billion to qualified investors of A-shares in the Shanghai Stock Exchange on 2 April 2008. Such issuance was completed on 9 April 2008, and Shandong Huide CPAs issued a report of assets verification for the raised funds. The bonds and warrants in this offering have been listed on the Shanghai Stock Exchange on 18 April 2008.

3.3 ACTIONS THAT COMMITTED BY THE COMPANY, SHAREHOLDERS AS WELL AS ACTUAL CONTROLLING PARTIES

☑Applicable ☐N/A

1. As committed by the previous non-tradable shareholder of the Company:

(1) no shares held by it shall be listed or tranferred within 60 months since the date of such shares can be listed;

(2) the controlling shareholder committed that, in the coming three years after the completion of the share reform, it would propose to the AGM of Tsingtao Brewery for the earning distribution ratio not less than 30% of its distributable profit of the year and guarantee to vote for this resolution.

(3) the controlling shareholder will prospose to the Board of Directors of Tsingtao Brewery for setting up long-term incentive schemes including stock option.

2. ***As committed by holders of shares with sales restrictions:***

Since the share reform to the end of this reporting period, Tsingtao Brewery Group Company Limited and China Jianyin Investment Company Ltd. shall strictly observe their commitment regarding the transaction of shares with sales restrictions. Meanwhile, as the new controlling shareholder, Tsingtao Group will perform duty and obligation that committed by its predecessor, the State-owned Assets Supervision and Administration Commission of Qingdao.

3.4 Any substantial losses predictably in accumulated net profit from the beginning of the year to the end of next reporting period or any substantial variance against last year.

☐Applicable ☑N/A

3.5 Investment in Securities

☐Applicable ☑N/A

For the Company's unaudited balance sheet, profit statement and cash flow statement as at 31 March 2008, please refer to website of Shanghai Stock Exchange (www.sse.com.cn) and website of the Company (stock.tsingtao.com.cn).

Tsingtao Brewery Company Limited
LI Gui Rong
Chairman

Qingdao, the People's Republic of China
29 April 2008

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

TSINGTAO
青岛啤酒

RECEIVED
2008 MAY 19 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
Hong Kong Road Central
Qingdao, 266071
P.R.C.

May 6, 2008

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Lu Chai
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

May 6, 2008

A. Summary of Re-financing in the Capital Market in Mainland China.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

Summary of Re-financing in the Capital Market in Mainland China

Pursuant to the relevant rules in laws and regulations in mainland China, and under approval by China Securities Regulatory Commission ('File No. 445 ZJXK {2008}'), Tsingtao Brewery Company Limited ('the Company' or 'the Issuer') issued convertible corporate bonds with detachable warrants ('bonds with warrants') with a 6-year term in the total value of RMB1,500,000,000 to qualified investors of RMB-denominated ordinary share ('A-share') in Shanghai Stock Exchange in China on April 2, 2008. Such issuance has been completed on April 9, when all raised funds reached the account in the bank appointed by the Company, and fund verification report for the raised funds was issued by a CPA agent.

1. About the issuance:

(1) Issuance Type: Convertible corporate bonds with detachable warrants

(2) Total Issuance Amount: RMB1,500,000,000

(3) Face Value: RMB100/piece

(4) Issuance Quantity: 1,500,000 lots (15,000,000 pieces)

(5) Issuance Price: At face value of the bonds

(6) Term of the Bond: 6-year

(7) Interest Rate: 0.8%

(8) Method of Repayment for Principal and Interest: To calculate the interest based on the face value of the bonds and make the payment of interests once per year, and the principal will be repaid when the bonds are matured.

(9) Warrants: 70 warrants will be dispatched by the Issuer simultaneously to the final subscriber of each lot of bonds with warrants of Tsingtao Brewery, with a term of 18 months from the date of listing of the warrants (April 18, 2008), and its conversion period is the last 5 trading days prior to the end of the term of the warrants. The proportion of conversion rights for the warrants attached to this issuance is 2:1, i.e. two warrants represent the subscribing right of one share of A-share issued by the Issuer; the conversion price is RMB28.32.

(10) Issuance Target: Qualified investors of A-share who opened securities

account at Shanghai Stock Exchange in China (except those who are prohibited to buy by the laws and regulations).

(11) Issuance Method: To issue to the previous holders of A-share of the Company with pre-emptive right in full value, and the remaining bonds with warrants after the placing to the previous holders of A-share would be issued in both ways of inquiry of interest rate to the institutional investors and on-line subscribing with funds.

(12) Place of Listing of Bonds and Warrants: Shanghai Stock Exchange in China

2. Scheme of Use of Funds Raised

(1) Pursuant to the commitments made in the *Offering Memorandum* for the issuance of bonds with warrants, the RMB1,500,000,000 (including issuance expenses) raised from issuing the bonds will be fully used in the projects of construction of new plants, relocation and construction of the previous plants for the Company, so as to further improve the production network and enlarge production scale of the Company in mainland China.

Projects with Raised Funds	**Investment Estimates (RMB0,000)**	**Amount May Be Used (RMB0,000)**	**Period**
(Relocation and) construction of beer production base of 2 million hl/year for Tsingtao Brewery Xuzhou Pengcheng Company Limited	24,000	24,000	15 Months
Construction of beer production base of 3 million hl/year for Tsingtao Brewery Jinan Company Limited	56,000	36,000	15 Months
(Relocation and) construction of beer production base of 3 million hl/year for Tsingtao Brewery Company Limited No. 3	29,400	22,000	15 Months
(Relocation and) construction of beer production base of 2 million hl/year for Tsingtao Brewery Rizhao Company Limited	28,000	28,000	12 Months
(Relocation and) construction of beer production base of 1 million hl/year for Tsingtao Brewery Chengdu Company Limited	20,000	5,000	12 Months
Expansion of output of 1 million for Tsingtao Brewery Malt Factory	35,000	35,000	18 Months
Total	192,400	15,000	

The Company will arrange the use of the raised funds depending on the priority of needs for funds for the above purpose, and the actual constructions progress of the aforesaid projects, so as to promote with full strength the construction of projects with raised funds to put them into production on time, and further expand the production and sales scale, improve the competitiveness of the products of the Company.

(2) Should the holders of warrants convert all warrants held by them when the warrants mature in October 2009, the Company would further raise funds not exceeding RMB1,500,000,000, in which it may invest RMB700,000,000 for the new construction or expansion of beer production bases in Shandong, Guangdong, Jiangxi, Fujian in China; and may invest RMB800,000,000 to acquire other breweries in China depending on the strategic requirements of the Company, market situation and negotiation results.

3. The company information concerning the issuance of the above corporate bonds with warrants and the listing which were disclosed in mainland China and simultaneously in Hong Kong in form of overseas regulatory announcement include:

(1) Announcement of on-line road-show for public issuance of convertible corporate bonds with detachable warrants

(2) Announcement of issuance of convertible corporate bonds with detachable warrants

(3) Tsingtao Brewery Company Limited-Reminding announcement for public issuance of convertible corporate bonds with detachable warrants

(4) Offering memorandum of convertible corporate bonds with detachable warrants

(5) Summary of Offering memorandum of convertible corporate bonds with detachable warrants

(6) Announcement of Price, issuing results and on-line allocation rate of convertible corporate bonds with detachable warrants

(7) Announcement of allocation result through powerball lottery drawing for on-line subscription with funds for convertible corporate bonds with detachable warrants

(8) Reminding announcement for split of corporate bonds and warrants

(9) Announcement of listing of corporate bonds

(10) Announcement of listing of warrants

(11) Announcement of reference price for opening on first day of listing of CWB1 warrants of Tsingtao Brewery Company Limited

Tsingtao Brewery Company Limited

May 6, 2008

END